UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 11, 2017

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release **ANGLOGOLD ASHANTI LIMITED – INTEGRATED REPORT FOR THE YEAR ENDED DECEMBER 31, 2016**





AngloGoldAshanti

INTEGRATED REPORT 2016

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CONTENTS



SECTION 1	SECTION 2	SECTION 3	SECTION 4	SECTION 5	SECTION 6
OVERVIEW	BUSINESS CONTEXT	STRATEGY	PERFORMANCE REVIEW	LEADERSHIP AND ACCOUNTABILITY	SHAREHOLDER AND CORPORATE INFORMATION

OUR **MISSION**

To create value for our shareholders, our employees and our business and social partners through safely and responsibly exploring, mining and marketing our products. Our primary focus is gold, but we will pursue value creating opportunities in other minerals where we can leverage our existing assets, skills and experience to enhance the delivery of value.



CLICK TO VIEW

OUR **VALUES**

HOW TO USE THIS REPORT

This is an interactive PDF. Navigation tools at the top left of each page and within the report are indicated as follows.

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SECTION 1
OVERVIEW



An overarching view of our reports, the Chairman's message to our stakeholders, the profile of the company and the year's highlights, as well as the CEO's account of delivery on the last year's commitments and an outlook for the year ahead.

INTEGRATED REPORT 2016

2

Picture: Kibali, DRC



ABOUT OUR REPORTS

AngloGold Ashanti Limited's (AngloGold Ashanti's) 2016 suite of reports is made up as follows:

Integrated Report <IR> is the primary document in our suite of reports and provides a concise overview and explanation of our performance in terms of our strategic objectives and the related outlook for the company. Both financial and non-financial performance are reviewed.



Notice of Annual General Meeting and Summarised Financial Information (Notice of Meeting) <NOM> is produced and posted to shareholders in line with the JSE Listings Requirements and the requirements of the South African Companies Act, 71 of 2008, as amended (Companies Act).

Sustainable Development Report <SDR>, compiled in line with the Global Reporting Initiatives' (GRI's) latest G4 guidelines, is published together with the accompanying GRI scorecard and supplementary data.

Mineral Resource and Ore Reserve Report <R&R>, presented in line with the SAMREC and JORC codes, provides detailed information on all our operations and projects.

Annual Financial Statements <AFS> are prepared in accordance with the International Financial Reporting Standards (IFRS).

A dedicated annual reporting website, www.aga-reports.com, hosts PDFs of the full suite of these reports to facilitate ease of access by and communication with our stakeholders.

⊕ *Visit our reports website:*
  www.aga-reports.com

⊕ *Visit our corporate website:*
  www.anglogoldashanti.com

⊕ *Download the full suite of reports*

SCOPE AND BOUNDARY OF REPORTS

The 2016 suite of reports covers the year from 1 January to 31 December 2016. We also report on any material events that have occurred from year-end to the date of the reports' approval by the board on 22 March 2017.

The reports cover the entire company and its main business units and functions, including our joint ventures and investments, over which we exercise control or have significant influence. Performance is reported regionally, in line with our corporate structure. Full disclosure is provided for all operations managed by AngloGold Ashanti. Those operations in which we have an ownership interest – Kibali in the Democratic Republic of the Congo (DRC) and Morila in Mali – and which are managed and operated by Randgold Resources Limited, our joint venture partner in these operations, are partially reported in terms of their safety and environmental and socio-economic performance. There have been no significant changes to the scope, boundary or measurement methods applied in this report and, where restatements to comparatives have been made, these are as indicated.

Although we have a diverse range of stakeholders, each with their own specific information requirements, this report is aimed primarily at investors, financiers and potential investors. Stakeholders are also referred to the supplementary reports in this suite and the <SDR>, in particular, for additional information.

As this is a group-level report, operational targets and performance are discussed at regional level rather than per individual site, although some operational detail is provided where appropriate. Detailed information, including maps of our exploration activities of both our greenfields and brownfields studies, is available on the AngloGold Ashanti website, www.anglogoldashanti.com.

Information relating to joint ventures and other interests is provided for context and where deemed to be material. Production and capital expenditure are expressed on an attributable basis, unless otherwise indicated.

Employee data, average workforce data, including employees and contractors, are reported for AngloGold Ashanti with joint ventures reported on an attributable basis. Employee and workforce data reported includes both our employees and contractors. All-in sustaining costs ($/oz) and all-in costs ($/oz) exclude stockpile write-offs.

The intense focus on containing and managing costs and improving margins continued in 2016, as did active management of our portfolio and reducing net debt levels while retaining long-term optionality in our portfolio.



ABOUT OUR REPORTS (CONTINUED)

CORPORATE STATUS DURING 2016

- Obuasi, which was impacted by the occupation of illegal miners, transitioned to care and maintenance
- The closure process at Yatela continued and is scheduled to be completed in 2021
- All other assets remained fully operational.
- Disclosure in this report is limited to continuing operations, having sold Cripple Creek & Victor in the United States in 2015

THIS INTEGRATED REPORT

In compiling this report, we have been guided by the International Integrated Reporting Council's (IIRC) framework on integrated reporting, the South African Companies Act and JSE Listings Requirements. While we are currently reporting in line with the King Report on Governance for South Africa 2009 (King III), we have begun to align with that report's successor, the Report on Corporate Governance for South Africa 2016 (King IV).

The content of this integrated report is based on our overarching strategy, the primary aim of which is to create value by generating sustainable free cash flow improvements and returns from our exploration, mining and processing activities.

In this report, we describe what we have done to create value and to achieve our stated strategic objectives in the past year, what we have used to do this, what the impact of these actions has been, the risks affecting our ability to achieve our strategic objectives, the circumstances that have affected our ability to generate value and how well we have performed towards our goal of creating value.

The material risks and issues discussed in this report are considered to be those most likely to affect the group's sustainability. In identifying these, we have taken into account the external environment in which we operate, our current performance and feedback obtained from stakeholders during the year, while we have also identified opportunities for the business. The report also covers the company's tax strategy, which is discussed in the Corporate Governance section. Further information on AngloGold Ashanti's material sustainability issues is presented in the <SDR>.

APPROVALS AND ASSURANCE

Several internal processes that include, among others, management assurance and reviews by internal audit of the information and data in our reports are conducted.

Operations within AngloGold Ashanti were subjected to risk-based, integrated, combined assurance reviews focusing on commercial, safety and sustainability aspects of the business. The outcome of these reviews and external assurances, as well as the independent technical reviews conducted, provided reasonable assurance to allow the board, on the recommendation of the Audit and Risk Committee, to determine the effectiveness of the group's system of internal controls.

The board and executive management consider the matters discussed in this report to be those that most influence our ability to successfully achieve our strategic objectives, create value and manage the risks we face, and believe that this report fairly records our performance in the past year.

Note: AngloGold Ashanti reports its group financial information in US dollars (US$) in all its reports. Unless otherwise stated, the use of '$' or 'dollar' refers to US dollars.

"The content of this integrated report is based on our overarching strategy, the primary aim of which is to create value by generating sustainable free cash flow improvements and returns."

DIRECTORS' STATEMENT OF RESPONSIBILITY

The Board of Directors of AngloGold Ashanti, assisted by the Audit and Risk Committee, is ultimately responsible for overseeing and confirming the integrity and completeness of this <IR> and the entire suite of 2016 reports, with the Social, Ethics and Sustainability Committee overseeing the <SDR>.

The board, having reviewed and applied its collective mind to the preparation and presentation of this report, declared that the Integrated Report addresses all material issues and fairly presents the organisation's integrated performance and its impacts.

The board, on the recommendation of the Audit and Risk Committee, approved the Integrated Report 2016 on 22 March 2017.

Sipho M Pityana	**Wiseman Nkuhlu**	**Srinivasan Venkatakrishnan**	**Christine Ramon**
Chairman	Deputy Chairman	Chief Executive Officer	Chief Financial Officer

CORPORATE PROFILE

AngloGold Ashanti, an international gold mining company with a globally diverse, high-quality portfolio of operations and projects, is headquartered in Johannesburg, South Africa. Measured by production, AngloGold Ashanti is the third-largest gold mining company in the world.

OUR OPERATIONS AND PROJECTS ARE GROUPED REGIONALLY AS FOLLOWS:

South Africa / Vaal River, West Wits and Surface Operations

Continental Africa / Democratic Republic of the Congo, Ghana, Guinea, Mali and Tanzania

Americas / Argentina, Brazil and Colombia

Australasia / Australia



LOCATION OF ANGLOGOLD ASHANTI'S OPERATIONS AND ADVANCED PROJECTS

OUR BUSINESS

Our business activities span the full spectrum of the mining value chain, including mitigation of the impact of our activities on the varied and many communities and environments in which we operate. To maintain and strengthen our social capital, we aim to create sustainable value for shareholders, employees, and social partners through safe and responsible mining practices and capital discipline.

Over the past four years, AngloGold Ashanti has transformed itself in order to increase efficiencies and competitiveness with a focus on safety and sustainability performance, alongside growth in the production of high-margin ounces, reduced operating and overhead costs and the generation of positive cash flows. Given the current market environment, and the scrutiny on financial capital allocation, we ensure that we distribute available capital responsibly, in line with business requirements. We do this while optimising our internal expertise to aggressively identify and implement operational efficiencies and excellence, reducing overhead structures, improving capital discipline and pursuing other initiatives to improve business performance, with an emphasis on workplace safety. Our overall focus remains continued debt reduction to further strengthen our balance sheet, and improving the quality of our portfolio by unlocking value from our existing operations, and our brownfields opportunities, the Colombian portfolio and Obuasi.

Our organisational and management structure is aligned with global best practice in corporate governance. By using our human capital efficiently and effectively, our group support functions cover planning and technical, strategy, sustainability, finance, human resources, legal and stakeholder relations. The planning and technical function focuses on identifying and managing opportunities and the maintenance of long-term optionality, ensuring optimal use of our intellectual capital through a range of activities that includes brownfields and greenfields exploration, and innovative research and technology development with a focus on mining excellence.



OUR PORTFOLIO OF ASSETS

Our portfolio of

17 MINES
AND 3 PROJECTS
IN TEN COUNTRIES,

comprises long-life, relatively low-cost operating assets with differing ore body types, located in key gold-producing regions. These operating assets are supported by greenfields projects and a focused exploration programme.

Picture: Sunrise Dam, Australia



CORPORATE PROFILE (CONTINUED)

EXPLORATION

Our operating assets are supported by an exploration programme aimed at providing an organic growth pipeline from which to generate significant value for the company over time.

Greenfields and brownfields exploration is undertaken in both established and new gold-producing regions through managed and non-managed joint ventures, strategic alliances and wholly-owned ground holdings. Recent world-class discoveries include La Colosa, Gramalote and Quebradona (Nuevo Chaquiro) in Colombia, and Tropicana in Australia.

OUR PRODUCT

Once mined, gold ore is processed into doré (unrefined gold bars) on site and then dispatched to precious metals refineries for refining to a purity of at least 99.5%, in accordance with the standards of 'good delivery' as determined by the London Bullion Market Association (LBMA). This refined gold is then sold directly to bullion banks.

While gold is our principal product, several by-products also make up a small proportion of our manufactured capital. Our by-products are silver in Argentina, uranium in South Africa and sulphuric acid in Brazil. In compliance with all applicable legislation, great care is taken to ensure the safe production, transportation and storage of uranium and sulphuric acid, which are hazardous materials. For instance, AngloGold Ashanti complies with the

International Atomic Energy Agency's (IAEA) safeguards regarding all its sales contracts and shipments of uranium.



For more information on uranium and its handling process, see page 61 in the South Africa regional review.

SHAREHOLDERS

AngloGold Ashanti is an independent gold producer, with a diverse spread of shareholders that includes some of the world's largest financial institutions – see Shareholder Information.

The respective national governments hold direct interests in our operating subsidiary in Guinea and joint ventures in the DRC and Mali. In Argentina, Fomicruz, a state company in the province of Santa Cruz, has an interest in the Cerro Vanguardia operation. The Government of Ghana also holds a 1.56% stake in the company.

The primary listing of the company's ordinary shares is on the JSE in South Africa. Its shares (or depository receipts) are also listed on the New York, Australian and Ghana stock exchanges. More detailed information on our listings on various stock exchanges is provided in Shareholder Information.

At 31 December 2016, AngloGold Ashanti had 408,223,760 ordinary shares in issue and a market capitalisation of $4.29bn (2015: $2.88bn). Post year-end, at 22 March 2017, the date of approval of this report by the board, the company's market capitalisation was $4.53bn.



GEOGRAPHIC DISTRIBUTION OF SHAREHOLDERS
as at 31 December 2016

United States	43
South Africa	25
United Kingdom	16
Rest of Europe	7
Asia	5
Ghana	1
Rest of world	3

Picture: AGA Mineração, Brazil

CHAIRMAN'S LETTER



Sipho M. Pityana
Chairman

 *View CV*

As we look back on 2016, we can reflect on another year marked by significant volatility in financial and commodity markets and seismic change across the world's major economies.

ANGLOGOLD ASHANTI STAKEHOLDERS,

It was a year in which the unexpected occurred not once, but twice, with political convention upended in developed markets and some measure of stability returning to emerging markets. It was the year in which investors had to familiarise themselves with the reality of negative yields, oil prices stayed low relative to their record high levels in the past decade, while China continued to face questions about its growing pile of debt. The renminbi weakened further along with the pound and the euro, and the dollar went from strength to strength.

In June, voters in the United Kingdom overturned conventional wisdom by electing to exit the European Union, a move that caused severe turbulence in currency markets and initially spurred gold prices higher. The United States sprung another surprise later in the year by electing Donald Trump into the White House on an anti-immigration, anti-regulation ticket.

President Trump's election set equity markets on a tear, raising hopes of more sustained growth in the US and with it, the prospects of additional interest rate hikes to build on the two, 25-basis point increases at the end of 2015 and 2016 that put downward pressure on the gold price. Meanwhile, Indian Prime Minister Narendra Modi's surprise demonetisation kept a firm lid on gold demand in one of the world's largest precious metal markets.

For all of the optimism for a recovery in global growth, the unpredictability of the new, emerging political order – and its implications for generations-old security alliances, economic networks and trade partnerships – has ensured that many investors remain somewhat wary of the future trajectory of the world economy. For those sceptics, gold remains an increasingly important component in insuring against the fallout from any potential upheaval. This safe haven appeal of bullion continues to be reflected by the fact that the price has held up relatively well despite lacklustre jewellery demand and the growing consensus for multiple interest rate hikes in 2017.

We experienced a rollercoaster year for gold prices in 2016, with a strong first half – in which the price rose from $1,061/oz at the start of the year to its peak of $1,375/oz in July – before ending the year at $1,151/oz. Currencies in Brazil and South Africa started the year near record lows before rebounding strongly by year end, first giving a measure of margin relief for our operations in those countries and then taking it away as the currencies strengthened. AngloGold Ashanti's US shares – its most liquid, publicly traded securities – followed a similar trend, outperforming global peers for much of 2016 before ending the year up 50%, more or less in line with these peers.

The constantly shifting macroeconomic and political picture remains an important backdrop to the performance of the company, which continues to operate very much at the confluence of global politics and the world's currency and commodity markets. Given the immovable nature of our assets, the fortunes of the mining industry will always remain closely tied to the prevailing political climate globally and in the countries in which we operate. This more often than not makes for turbulent operating conditions.

It is for this reason that we opted for 'self-help' measures in 2014. At the core of this approach was the creation of a gold mining company that was self-sustaining, could reduce debt from internal sources, deliver returns above the cost of capital over the long term and withstand price shocks in the short term. As you will see from the CEO's review in this report, the management team did exceptionally well once again in executing against that strategy: free cash flow increased, margins widened, debt fell further and significant improvements were made in the broad area of sustainability, most notably in safety and environmental stewardship.

Now, from this solid foundation of a de-geared balance sheet, we are in a position as the board to approve the management team's plan to reinvest in the asset base in order to widen margins in the longer term and extend mine lives of some of our key assets. As the shareholders' representative, the board believes that this inward-focused approach to create long-term value, will be more effective

7



CHAIRMAN'S LETTER (CONTINUED)

than pursuing acquisitions which are by nature riskier and more expensive. While we continue to review this approach given the prevailing conditions, we believe that it remains well suited to most market environments.

We will continue to apply a stringent set of investment criteria to our investments and will seek to eliminate production that does not meet that criteria. In focusing on the profitability of our production, rather than on the absolute volume of our output, we will ensure the sustainability of our business, and improve its self-sufficiency.

It is important to note that we will continue to keep the integrity of the balance sheet in sharp focus, particularly given clear recent evidence of how equity value can be destroyed when investors believe debt levels are too high. It is also true that high absolute levels of borrowing also present a strategic straitjacket for any company, closing off avenues that could otherwise be used to unlock latent value.

The fact remains that our equity is undervalued relative to many of our global peers. We are focused on this valuation gap and on finding ways to narrow it.

Our Obuasi mine in Ghana has been a weight on our valuation for several years, first as a significant operating drain on cash flows, and now with the reduced care and maintenance tab of about $70m a year. The invasion and

subsequent occupation of the mine by as many as 12,000 illegal miners in 2016 has now been resolved, and it now falls to us to find a lasting resolution to the perennial challenge presented by this asset. We are of course weighing each of our options in this regard and are seized with the urgency of the issue for all stakeholders concerned. We hope that the new. investment-oriented administration in Ghana, voted in after the recent election, will make discussions over the future of this important asset more constructive.

The management team is also working on maintaining operational consistency, given that improving the predictability of operating results remain the bedrock of any rerating. This will, above all, require the delivery of an operating turnaround at our South African operations, which have struggled to deliver to their potential in recent years given a range of internal and exogenous factors. This will need to be balanced with the over-arching priority that we place on safety.

While we work on improving our own operating performance, we are also engaged in the critical area of improving safety and accelerating transformation in South Africa. I'm proud to say that AngloGold Ashanti has performed remarkably well against the transformation targets set out in the Mining Charter, achieving (and in most cases surpassing) the original objectives in respect of



Picture: Mponeng, South Africa

CHAIRMAN'S LETTER (CONTINUED)

equity ownership, employment equity, human resource development, procurement and enterprise development, employee housing, development of mining communities and sustainability. It is our firm belief that that these successes are not an end in themselves, but rather important milestones in our journey toward a fuller transformation of this critical sector for the South African economy.

 *Latest Mining Charter scorecard*

Yet, with the encouraging transformation strides made by South Africa's mining sector, it is worth noting that persistent regulatory uncertainty in South Africa remains a bugbear for many potential investors. The South African mining industry once again stands at a crossroads, with the Department of Mineral Resources reviewing important regulations and legislation, and thereby creating lingering uncertainty for providers of capital who have the option of putting their money to work in any number of jurisdictions around the world. It is a truism that capital will always flow to countries with a more certain outlook.

The draft of a reviewed Mining Charter was presented to the industry for discussion in April, 2016 (sadly, without the normal prior consultation with the Chamber of Mines), while important amendments to the Minerals and Petroleum Resources Development Act are four years in the making without resolution at the time of writing

of this letter. This is hardly the way to boost investment and create inclusive growth.

Without an unwavering commitment to existing rules that protect security of tenure and other important operating conditions, the discretionary capital that South Africa so desperately needs to grow its mining industry and create jobs, will certainly flow elsewhere. This is already evident in the continued contraction of the mining sector, characterised by falling employment and production levels.

Along with the Chamber of Mines, we hold out our hand to the DMR to enter into a more positive, ongoing engagement with the industry in order to reach certainty on a constructive and consistent policy framework that will encourage new, job-creating inward investment. Failure to re-establish this partnership risks the continued failure of the industry to live up to its potential as an important contributor to growth and employment.

The shifting of the goalposts with respect to policy, and often in response to the more populist political shifts we have witnessed across the globe in this past year, remain a key risk for mining companies generally. This remains a condition without which investment becomes increasingly difficult. Rather than focusing purely on who gets the bigger slice of a shrinking pie, we need to find practical ways to grow the whole pie, to the benefit of all.

Another pre-requisite for growing investment in any jurisdiction, as I mentioned last year, is good governance and transparency, both from the private and the public sector. Our values not only demand unimpeachable behaviour from us, but also that we continually evaluate our performance against the highest standards, recognise where we've fallen short and take steps to improve. We expect the same from our partners in the private sector, labour and government in each of our operating jurisdictions. Working to these standards is critically important if we are to properly turn national mineral endowments to account for an increasingly wider cross section of the population.

Our values are as important to the company – and perhaps even more so – than good ore bodies, sound capital allocation discipline, or strong cost management. An unremitting focus on safety is an integral part of our culture and central to how we conduct our operations, as is our tax policy which is not only transparent but also appropriately conservative. These are important attributes for employees, host communities and the governments of the jurisdictions in which we operate, who face their own fiscal challenges.

But it is our integrity which is our most important asset, and one we must preserve at all costs. Without it we risk the very viability of the company in the longer term, and our continued licence to operate. I must thank my

fellow directors for their valuable contribution over the past year and for their unwavering support in ensuring that we continue to live those values.

I must also thank Venkat, our CEO, for his steadfast and focused leadership of the business. Similarly we pay our gratitude to the excellent executive management team that he leads and all the employees of AngloGold Ashanti, for ensuring that we don't simply pay lip service to safety; accountability for our actions; our commitment to engage with dignity and respect; to improving diversity; and to ensuring that we remain good custodians of the environment and mineral resources, for the benefit of all.

Together we will commit our unstinting efforts to unlocking value and remaining good custodians of your capital in the year ahead.

Sipho M. Pityana
Chairman
22 March 2017



HIGHLIGHTS OF THE YEAR

AngloGold Ashanti again generated strong cash flows in 2016, boosted by the encouraging turnaround in production in the second half of the year and the higher gold price, further strengthening the balance sheet and improving flexibility.

HIGHLIGHTS OF 2016



Safety



Production



Employees



Free cash flow



Costs



Capital expenditure



Environment



Community

10

Picture: Cerro Vanguardia, Argentina

CEO'S REVIEW



Srinivasan Venkatakrishnan:
Chief Executive Officer


View CV

Another year has come to an end during which we worked hard to create value for our group of stakeholders amidst volatile market conditions.

DEAR SHAREHOLDERS,

We again delivered significant improvements in key areas of the business as we executed on our strategy of improving sustainable cash flow and returns. To recap, this strategic objective is supported by five key business objectives, namely:

- safe production, the industry's best people and a progressive sustainability model
- prioritising balance sheet strength and flexibility
- production improvements, cost management and sound capital discipline
- a constant drive to consistently manage and improve the quality of our portfolio
- ensuring we keep long-term optionality, at an affordable cost, firmly on our radar

AngloGold Ashanti remains one of the industry's most geographically diversified companies. Roughly three quarters of our production in 2016 came from our international operations as we continued to improve the balance in our portfolio.

The above strategy was adopted in 2013 after a collapse in the gold price from near-record highs and amidst unsustainably high debt and costs. We believe now, as we did then, that the strategy is fit for any gold market, and

provides the pillars for us on which to build a self-sustaining gold business that can deliver returns above its cost of capital over the long term, while withstanding the inevitable price shocks that so often destabilise gold mining businesses in the short term.

We have continued to execute on our core strategy over the past four years, first by reducing debt and overall leverage through cost reductions, efficiency improvements and asset sales; then by creating a more consistent performance track record and by improving safety and environment stewardship; and now, by investing in our portfolio to realise margin expansion and life extension of our key assets. At no stage have we asked shareholders to foot the bill for this reconstruction. In fact, we remain one of only two gold majors that have not issued new equity since 2010 – it's an exclusive club that we are proud to belong to.

You will no doubt have seen many of our peers turning to acquisitions to shore up their reserves and bolster project pipelines. We have deliberately opted to spend money on our own project portfolio rather than enter the feverish bidding for overpriced assets that we've seen in recent months. We believe firmly that our low risk, high-return route – all self-funded and in countries and assets we know well – offers better value for our shareholders.



SAFETY remains our highest priority



CEO'S REVIEW (CONTINUED)

The assets earmarked for increased investment in 2017 include: Cuiabá, in Brazil, where a greater rate of Ore Reserve development is expected to improve mining flexibility hampered by geotechnical challenges in recent years; Iduapriem in Ghana, where we will strip waste rock from the Teberebie ore body to extend mine life, and lower cash costs: Geita. in Tanzania. where the original 20-year old power plant will be replaced to ensure reliable electricity supply, while the continued ramp-up of underground production will replace depleting open-pit ore in future; at Sunrise Dam, in Australia, where investment in plant modifications are expected to improve gold recoveries; and at Kibali, in the DRC, where additional Ore Reserve development will be conducted ahead of a ramp-up in underground production.

The combination plant project at Siguiri in Guinea is now well underway to extend mine life and improve production at better margins. In Mali, subject to the Government giving us the consents and agreements needed, we are ready to start the hard rock sulphides project along with our joint venture partner in Sadiola. This investment will extend mine life by around a decade and increase production and margins from current levels.

In South Africa, a feasibility study is underway at Mponeng to access the ore body below 126 level, extending mine life and ultimately increasing production at better margins.

Even through this investment phase, we will continue to be careful in evaluating every ounce in our future plans against our margin and return criteria. We will also not hesitate to remove production that does not meet our margin and return hurdles. It is this approach that will ensure that we thrive in the long term.

At Obuasi, where we had been working on potential redevelopment options for this important ore body, we will seek a sustainable resolution to the mine's future in 2017. This was after a site invasion in early February by illegal miners – who peaked at around 12,000 in number – lasted for much of 2016, causing a cessation of all non-essential activity on site. This illegal-mining activity has subsequently been peacefully cleared. We are now evaluating the condition of the ore body and infrastructure and will use the data to update our feasibility study into the proposed redevelopment of the mine. We will keep all of our options open with respect to the future of this high-quality ore body which remains important for all stakeholders.

THE YEAR IN REVIEW

We set ourselves an ambitious set of tasks for 2016 and I'm pleased to say we did well in achieving most of the goals set. Safety improved, we widened margins and bolstered cash flow, reduced debt and enhanced the flexibility of our balance sheet. We progressed our brownfield project options to the point where we're ready to invest in them and our exploration teams added 2.3Moz in Ore Reserve, substantially offsetting depletion from last year's production. While we have ticked those items off the list, we have more work still to do in safely improving the operational performance of our South African portfolio, finding a sustainable way forward for our Obuasi mine and unlocking additional value – at a reduced cost – from our Colombia portfolio. We will be working hard on each of those areas through 2017.

Our operations in Brazil, Argentina, Australia and South Africa – accounting for about two-thirds of our production – ensured we were able to offer good leverage to the currency weakness in those jurisdictions at the beginning of 2016. Currencies can be a double-edged sword, however, and the recovery in the South African rand and Brazilian real in the latter half of the year placed some pressure on US dollar-denominated costs.

Our South African, Brazilian and Congolese business units struggled operationally in the first half of the year, creating a drag on the cost and production performance for the year. All had shown some measure of recovery by year-end, but each of those areas will require ongoing, intensive focus in the year ahead to consolidate those improvements.

There is a wealth of data in this report detailing every aspect of our operational and financial performance, but the highlights include production of 3.628Moz, which came within our guidance range, while the all-in sustaining cost of $986/oz was slightly above our initial forecast, given the strengthening of currencies in the second half.

Capital expenditure of $811m was also within guidance as we continued our disciplined reinvestment into our portfolio. The sum total of our efforts during the year, plus the strong gold price performance in the first half of 2016, was the third year of improved free cash flow which came in at $278m (or $308m when the cost of buying back our most expensive debt is added back in). This helped us resume dividend payments in early 2017, after a hiatus of more than three years.



CEO'S REVIEW (CONTINUED)

A quick word on this dividend. We have resolved to pay a dividend equal to 10% of our free cash flow, before project capital expenditure, in any given year. This is, as always, subject to the board's discretion. There has been some discussion – both within the board and amongst shareholders – about whether it would have been more prudent to divert this dividend cash to further debt reduction, particularly given the capital programme that lies ahead of us. Our view, as a management team, has been that it is important to reinstate the dividend to signal not only our confidence in the ability of the business to fund itself, but also to instil in the operating management a sense of strict capital discipline. It is this discipline that says our shareholders must be provided for first, before we channel scarce capital to discretionary growth projects.

SAFETY

Before reflecting further on our performance last year and our outlook for the year ahead, I'd like to first discuss our safety performance. Let me be clear, safety remains our highest priority. It underpins everything we do and is an area that we continue to work on improving. We reported one fatality in Brazil and six in South Africa, the last of which was on July 28, 2016. This remains, by a long way, the most disappointing part of our performance last year, despite a year-on-year reduction in fatal accidents by a third, and one that we are committed to improving upon.

Notwithstanding this disappointment, we look for inspiration to some of the important milestones of 2016, particularly in South Africa, where Moab Khotsong reached a full year without a fatality in September and extended that record to the end of the year and beyond. The Vaal River region achieved 2 million fatality-free shifts and Mponeng and Kopanang a million each. Continental Africa's operating mines had another year without a fatality. In all, we recorded four fewer workplace fatalities than in 2015, and none in the last quarter of the year.

Our marked safety improvements of the past decade are a result of our continued focus on – and investment in – enhanced operating and safety systems and technologies. But technology alone is not sufficient. As in any heavy industry, and especially in a company like ours that employs more than 50,000 people globally, human error remains among our greatest challenges. This is an aspect of the business that we continue to work hard to mitigate in cooperation with a broad group of stakeholders.

We also work continually to ensure that every person in AngloGold Ashanti places a greater focus on identifying and avoiding risk. In an environment where minor missteps can have catastrophic consequences, it is critical that we not only are relentless in identifying and eliminating hazards, but that we instil a culture that prizes safety above all else. We have made encouraging strides in that regard and will continue to look for ways to improve.

In South Africa, safety related stoppages resulted in a loss of 104,000oz of production. While we are strong supporters of robust and constructive safety regulation, we elected to challenge one such stoppage at our Kopanang mine during 2016, as we believed the sanction levied by the regulator was disproportionate to the safety threat identified. We received a verdict in our favour from the Labour court, providing once again, a helpful guideline for the industry with respect to the fact that stoppages should be proportional to the overall threat posed by an identified safety infringement. This should obviate many mine-wide stoppages in future, where a safety infraction may be cured more effectively through a more localised stoppage, rather than shutting an entire mine. The benefits of this outcome for the industry at large should be twofold, namely improving safety while also helping preserve the viability of a high fixed-cost business that has suffered severe damage related to significant revenue losses in recent years. As management, we shall not hesitate to stop mining in any area ourselves should we find that they do not meet our safety criteria.

SUCCESSION

On behalf of the executive team, I'd like to bid a fond farewell to Ron Largent, who retires in early 2017 after more than 20 years with us. It would not be an exaggeration to say that Ron has effected one of the gold industry's most significant operational turnarounds over the past four years, turning our international portfolio into a globally competitive suite of assets with an impressive list of growth and life extension options. Our strong operating results over the past four years are testament to Ron's status as one of the world's best mining operators. We bid him a fond farewell and a restful retirement with his family.

Further testament to Ron's leadership is the strong succession pipeline he's created through his tenure here, so he passes the baton on to a familiar face for many of you in Ludwig Eybers. Ludwig and his team worked hand in glove with Ron in effecting perhaps the most noteworthy of these turnarounds, which was improving the fortunes of our Continental Africa unit. Ludwig has had accountability for safety, production, costs and planning in the international team since his appointment last year as Deputy Chief Operating Officer: International. We welcome him to the Executive Committee and are confident he will continue to build on his successes with us.



CEO'S REVIEW (CONTINUED)



OUTLOOK

There is no doubt that we have our work cut out for us in 2017 and beyond. We have forecast somewhat higher cash costs and all-in sustaining costs for 2017 (see page 131 for production guidance), mainly given the relative strength of currencies in many of our key operating jurisdictions. As discussed above, sustaining capital expenditure will increase in line with our internal reinvestment philosophy, before moderating somewhat in 2018. This is expected to contribute to an increase in the all-in sustaining cost.

The investment is effectively a down payment on better future margins and longer mine lives, thus securing the long-term future of our business.

To conclude, I'd like to reaffirm the fact that we remain clear not only on the strategic path we will follow, but also on the operational imperatives that will define our work in the year ahead. We must again make a quantum improvement in safety and environmental stewardship, be flawless in the execution of our projects, redouble our focus on cost management and operational excellence as we aim to expand margins, and maintain the hard-won flexibility of our balance sheet. Obuasi, South Africa and Colombia are priority areas for us as we seek to unlock unrealised value in the portfolio.

To our chairman, board, executive team and every member of the AngloGold Ashanti extended family, particularly those who come into work each day to contribute experience, initiative and effort to the advancement of this company, I offer my heartfelt and sincere thanks. Your efforts are greatly valued and I look forward to another year of mutual success as we tackle the challenges and embrace the opportunities that lie before us. I suspect that there will be plenty of both in 2017.

Srinivasan Venkatakrishnan
Chief Executive Officer
22 March 2017



SECTION 2

BUSINESS CONTEXT



We set out our business in context,
stating how we use our resources as
inputs to deliver desired outcomes,
while managing the impacts, related
material issues, risks and stakeholders
to achieve our intended outputs.

Picture: Kopanang, South Africa



BUSINESS MODEL

To produce gold, AngloGold Ashanti's operational activities encompass:

(1) **exploration** – finding, identifying and evaluating prospective, economically viable, gold deposits

(2) **mine development** – establishing the necessary infrastructure both on surface and underground to access the deposit via vertical shafts and decline ramps (in underground mining) or material stripping (in open pit mining)

(3) **mining** – extracting the gold-bearing ore and transporting it to the gold plants

(4) **processing** – the ore mined is processed to extract the gold and smelted to produce doré (unrefined gold bars), and any by-products occurring

(5) **refining** – the doré is refined to a specified level of at least 99.5% purity to produce gold bullion that is sold to international bullion banks

(6) **rehabilitation and closure** – once all the gold-bearing ore in a deposit has been mined (depleted) and the life-of-mine ended, the process of closure begins

We incorporate closure planning, which takes into account local community livelihoods and land rehabilitation, at the start of our exploration. Closure plans are revised continually, until mining activity ceases, when the final plan is implemented. Rehabilitation takes place throughout the life-of-mine.



In conducting our business, we:

- require and make use of various **INPUTS** – the **people** who use **technology** and **machinery** to discover and evaluate the economic viability of **gold-bearing ore bodies** and who, with the necessary skills and equipment, develop and operate the mines

- produce **OUTPUTS**, **gold** and other **by-products** (silver, uranium and sulphuric acid) which we sell to generate income

- manage the use of the **INPUTS** required and use them as efficiently as possible in order to reduce the **IMPACTS** we may have on the **environment and communities** within which we operate or on the **people** with whom we work

- achieve the desired **OUTCOMES** by creating value for our stakeholders while delivering on our strategy, generating sustainable cash flow and returns.



CAPITAL RESOURCES

Natural | Financial | Manufactured | Human | Intellectual | Social

INPUTS | IMPACTS | OUTPUTS | OUTCOMES

Picture: Tropicana, Australia

MATERIAL CONCERNS AND
OUR EXTERNAL ENVIRONMENT

In this section, we discuss those matters that:

 Impact or could impact our ability to create value in the short, medium or long-term

 May prevent us from delivering on our strategic objectives

 Influence our economic viability and the sustainability of our business

THE GOLD MARKET

In 2016, the gold market was a story of two halves, where the price increased from late 2015 and continued to rally during the first half of 2016, peaking at $1,375.25/oz on 6 July 2016. The year was eventful worldwide – the sharp sell-off in Chinese equities, heightened friction between Saudi Arabia and Iran, together with surprising Brexit referendum result – helping to drive up the gold price. The unexpected election of Donald Trump as US president created additional volatility in the gold price and financial markets generally.

The most influential factors affecting the gold price during 2016 were the dollar and US monetary policy. The absence of any increase in US interest rates during the first half of the year resulted in an increase in the gold price. However, as the US economy continued to improve towards the end of the year, with a growing likelihood of an increase in US interest rates, the gold price began to wane. At its meeting on 14 December 2016, the Federal Open Market Committee (FOMC) increased US interest rates by 25 basis points and flagged a more hawkish stance ahead on the US interest rate environment. This

signalled the potential for further rate hikes in 2017, supporting the US dollar and placing gold under considerable pressure with the price dropping to a low of $1,122.35/oz on 15 December, before recovering and closing the year at $1,151.46/oz.

The rally in the gold price for the first half of the year was also helped by the revival of exchange-traded fund (ETF) demand which saw many investors returning to gold. In addition to the events described above, continued sluggish economic growth across the globe, despite the attempts by central banks to reflate economies, made gold



AVERAGE MONTHLY GOLD PRICE
January 2015 to December 2016 ($/oz)

2015 Average gold price of **$1,160**/oz

2016 Average gold price of **$1,248**/oz

Jan 2015 — Dec 2016

Source: Bloomberg





MATERIAL CONCERNS AND OUR EXTERNAL ENVIRONMENT (CONTINUED)

a preferred safe-haven asset, increasing demand. ETF holdings were up 45% at their peak, to 72.8Mozs. However, as the outlook for US economic growth improved in the second half of the year, demand for gold decreased. Following the outcome of the US elections in November, demand weakened further, diminished by the outlook for higher interest rates and expectations of a stronger US dollar. This was evident as investment demand continued to decline with gold ETF outflows remaining at a relatively high level of 3.1Moz in December, albeit lower than November outflows of 3.9Moz. ETF holdings closed the year at 65.02Moz, 30% higher than the opening position of 50.2Mozs.

Since 2011, the central bank community has established itself as an important demand side factor, adding to existing gold holdings in order to either diversify or bolster reserves. Central banks continued to be net buyers in 2016, although to a lesser extent compared to previous years. In 2016, central banks collectively purchased 383.6t of gold compared to 566t in 2015, a reduction of 33%. Despite this, 2016 was the seventh consecutive year of net purchases by central banks. Central bank purchases in 2016 were led by Russia, China and Kazakhstan. Together they accounted for around 80% of purchases for the full year.

Sales from central banks were, once again, negligible at 3.07t for the 2015-2016 period (3.39t for 2014-2015). The bulk of these sales were made by the German Bundesbank as part of its gold coin programme.

JEWELLERY DEMAND

Demand from the gold jewellery market, dominated by India and China, which together account for almost 60% of jewellery demand, was somewhat disappointing. In China, households were spending more on luxury items and investing in property rather than in gold. India, on the other hand, was negatively impacted by a six-week strike by jewellers, increased government regulations (including higher taxes and duties on gold imports), and a poor harvest. The latter led to an increase in the rural community selling gold in order to make up for the loss of income from farming, while the impact of demonetisation continued to affect gold demand.

The higher gold prices during the year encouraged an increase in scrap entering the market while recycled gold increased by 17% year-on-year to 42.07Moz in 2016. Mine supply remained virtually unchanged in 2016, from 2015 levels, with production of 3,236t and 3,233t recorded for the two periods respectively.

CAPITAL MARKETS

The volatile gold price inevitably impacts on valuations placed on gold-producing companies. This was reflected in the sharp contraction in the value of gold stocks between mid-August and year-end. The fall was again compounded by the drop in the gold price below $1,200/oz during 2016, though the gold price corrected somewhat in the early part of 2017.

The AngloGold Ashanti share price rose 48% in 2016, broadly in line with the benchmark GDX Market Vectors Gold Index.

AngloGold Ashanti demonstrated value creation and good delivery on the company's strategic objective to generate sustainable free cash flow improvements and returns. This was achieved by self-help measures: reducing debt and overall leverage through cost reductions, strengthening the balance sheet, while generating cash. At the end of July 2016, AngloGold Ashanti eliminated the company's highest-cost debt, by redeeming the outstanding portion of the 8.5% high-yield bonds that were due in 2020. This resulted in reduced interest payments while improving free cash flow and introducing additional balance-sheet flexibility. Sustainable free cash flow generation greatly reduces any need to raise capital in the current volatile market conditions.

REGULATORY CHANGES AND UNCERTAINTY

In South Africa, a revised Mining Charter, was initially issued on 15 April 2016 for public comment. Industry has expressed reservations on key aspects of the revised Mining Charter, including the clause on a perpetual 26% black ownership requirement. There is still no certainty on the finer details of black economic empowerment (BEE), particularly whether the principle of "once empowered, always empowered" will be observed. This uncertainty arose in 2015, when the Minister of Mineral Resources announced that mining companies had not achieved the 26% black ownership level mandated by the 2010-2014 Mining Charter. See more on page 70 in the South Africa regional review.

On the basis that all key targets were met by Chamber of Mines members (including AngloGold Ashanti) in March 2015, the Chamber of Mines, on behalf of the mining industry, sought a declaratory order from the High Court to obtain clarity on this issue. Judgement on this matter is still pending. Uncertainty in the South African mining industry regarding ownership requirements in the Mining Charter could reduce the attractiveness of the country as an investment destination for scarce capital.

The overarching legislation governing the mining industry in South Africa, the Minerals Petroleum and Resources Development Amendment (MPRDA) Bill, is currently being reviewed by the lower house of Parliament, the National Council of Provinces. There are continuing differences of opinion on the

MATERIAL CONCERNS AND
OUR EXTERNAL ENVIRONMENT (CONTINUED)

constitutionality of some of the Bill's provisions, a matter that the Chamber of Mines raised during the consultation process.

On the overall content of the Bill, we had engagements with the DMR focused on crafting legislation that would promote all aspects of the mining industry, bring as much certainty as is practicable and ultimately bolster investor confidence. It is anticipated that finalisation and clarity on these matters will be provided in June 2017.

The South African mining industry remains fully committed to transformation undertaken in a manner that sustains and supports the industry, and does not undermine the laudable goals of the MPRDA, and in order to meet the vision of the government's National Development Plan. AngloGold Ashanti complies with the requirements of MPRDA as well as the Mining Charter.

 *AngloGold Ashanti's performance on Mining Charter requirements.*

BACKGROUND ON THIS REVIEWED LEGISLATION

On 27 December 2012, the Minister published the Draft Mineral and Petroleum Resources Development Amendment Bill, 2012 (2012 Bill) which sought to amend the MPRDA and invited the mining industry and interested and affected parties to comment on it by 8 February 2013. On 21 June 2013, a revised version of the Bill (2013 Bill) was introduced to the National Assembly. The

2013 Bill underwent a public participation process and extensive comments were received from the general public. Following a consultative process with the Department of Mineral Resources (DMR), the State Law Advisors and the general public, the Portfolio Committee on Mineral Resources (Portfolio Committee) introduced an amended version of the 2013 Bill to the South African Parliament. The 2013 Bill was passed by the National Assembly on 12 March 2014 and passed by the National Council of Provinces (NCOP) on 27 March 2014.

On 16 January 2015, the President referred the 2013 Bill back to the National Assembly to accommodate his reservations around the constitutionality of the 2013 Bill. In October 2016, the Bill was passed in Parliament (National Assembly) and has now been referred to the NCOP. In January 2017, the DMR without properly consulting, then proposed an additional 54 amendments to the Bill. Provincial legislatures are now tasked with holding public hearings during March 2017 on these new amendments to facilitate public involvement.

On 15 April 2016, the Minister of Mineral Resources published a draft mining charter (the "Draft 2016 Mining Charter"). The Draft 2016 Mining Charter seeks to align the Revised Mining Charter with the Broad-Based Black Economic Empowerment Act, 53 of 2003, in order to ensure meaningful participation

of black people and provide for policy and regulatory certainty to ease the investment in and the development of the mining industry. Interested and affected parties were invited by the DMR to submit written representations on the Draft 2016 Mining Charter until 31 May 2016. AngloGold Ashanti made its comments on the reviewed Mining Charter directly to the Department of Mineral Resources (DMR) on 30 May 2016, and was also part of the Chamber of Mines' reference group that prepared the industry's submissions through the Chamber of Mines Council. The Minister of Mineral Resources indicated that the reviewed Mining Charter is expected to be published in March 2017. This had not been published by the DMR as at 22 March 2017, the date of approval of this report by the board.

In terms of the Mining Charter, in South Africa we are required to deliver on community projects in line with our social development plans, available on our website: www.anglogoldashanti.com. Details of these projects are set out in the <SDR>.

On 20 January 2014, AMCU served strike notices to three gold companies challenging the extension of the 2013 wage agreement to its members. An interim interdict was granted to the Chamber of Mines by the Labour Court in Johannesburg on 30 January 2014, declaring the intended strike unprotected and prohibiting unprotected strike action as well as any conduct that might encourage workers to

embark on strike action. Following two labour court interdicts against its strike actions, AMCU appealed the ruling through the Labour Appeal Court. After the Appeal Court also upheld the interdict, AMCU appealed to the Constitutional Court. On 21 February 2017, the Constitutional Court dismissed the appeal by AMCU and held that the 2013 wage agreement was validly extended to AMCU members and the relevant statutory provisions were constitutionally compliant.

CARBON TAX

A final decision on the implementation of the proposed Carbon Tax Bill in South Africa is still pending, after the initial Bill was released in the second half of 2015. During 2016, following public comments received on the draft Bill, the South African government held additional public consultations. A revised Bill is expected to be published and to be tabled in Parliament mid-2017.

The latest developments on this Bill include that, firstly, during the initial phase (estimated to be until 2020), there will be no impact on the price of electricity and, secondly, a revised regulation will be published by mid-2017 for the carbon offset allowance, giving corporations a mechanism to reduce their carbon tax liability. Following the publication of the regulation, it is anticipated that government will provide clarity on the alignment of the carbon tax and carbon budget, which is expected to be after 2020.



MATERIAL CONCERNS AND OUR EXTERNAL ENVIRONMENT (CONTINUED)

AngloGold Ashanti's direct, Scope 1 emissions in South Africa are dwarfed by the indirect Scope 2 emissions. This is a 101,000t CO_2-e of direct emissions compared to 2,626,000t of CO_2-e of indirect emissions in 2016. Our main environmental exposure in South Africa stems from the fact that we purchase electricity from the national utility provider, Eskom, which is generated from coal. In turn, this may cause exposure to the proposed Carbon Tax, which is expected to have an impact on the cost of electricity and on the carbon tax. The carbon tax is expected to escalate after 2020 when rebates, implemented as a means of ameliorating the impact of the carbon tax on the economy, are expected to be phased out.

In Australia, the government introduced the carbon emissions safeguard mechanism, aimed at limiting future growth in greenhouse gas (GHG) emissions after setting baseline emission thresholds, the safeguard mechanism requires that companies submit carbon credits or pay penalties for excess emissions. Sunrise Dam applied for a baseline emissions in accordance with the regulatory scheme's default mechanism. Tropicana will apply for a baseline emission level using the alternative calculated baseline method during 2017.

MINE CLOSURE

In South Africa, new regulations have been proposed which will form part of the National Environmental and Management Act (NEMA). On 20 November 2015, the Minister of Environmental Affairs published the Regulations Pertaining to the Financial Provision for Prospecting, Exploration, Mining or Production Operations – through Government Notice R. 1147 (the "2015 Financial Provision Regulations").

On 26 October 2016, the Minister published the proposed amendments to the 2015 Financial Provision regulations, which extended the transitional period for compliance to February 2019. In this regard, AngloGold Ashanti only has to comply with the 2015 Financial Provision Regulations in February 2019.

The Department of Environmental Affairs has acknowledged the many challenges raised by the industry, in collaboration with the Chamber of Mines, with the proposed regulations. In the latest draft revisions, some of the main issues, such as the future of existing rehabilitation trust funds have already been favourably amended. AngloGold Ashanti is continuing to engage with the relevant departments through the Chamber of Mines and hopes that these will lead to the company being able to comply with the new regulations once they become effective. In addition, the South Africa region has initiated an internal project in collaboration with an independent consultant, to assess and amend our current closure liability assessments in line with the new requirements.

SOCIAL LICENCE TO OPERATE: SHARING RESOURCES

Mining can create additional competition for resources, such as land, water and electricity. The challenge is for companies to attain the correct balance between successfully conducting their mining operations and limiting and mitigating any negative impact on the communities and societies in which they operate. Our initiatives and work done on the various elements in our quest for sustainable mining, including environmental stewardship, are covered in the stakeholder engagement section, under communities, and are detailed in the <SDR> which is available online at www.aga-reports.com.

ELECTRICITY

Since 2013, AngloGold Ashanti's energy consumption has edged downwards 2% as a result of cost savings, energy efficiency initiatives, divestments as well as the scaling down of operations. Furthermore, the recent implementation of Operational Excellence principles for energy management at our international operations has resulted in identifying additional opportunities for savings.

In 2016, energy security in South Africa improved, largely as a result of lower national energy demand. The region reduced its overall energy consumption by 1.06% year-on-year, driven by a disciplined approach which included meticulous energy management and

reporting processes, together with various efficiency projects across all the operations. In recognition of the work done, our project, the Vaal River Compressor Real-time Dynamic Control System (REMSDCS) was nominated and won an award for the 2016 South African Association for Energy Efficiency project of the year. This project was initiated as part of the national utility's demand side management initiative and executed at our Vaal River operations. The project not only achieved a reduction of 1.65MW in volumes used during the peak period but it also realised financial savings (approximately $140,000), with further savings derived from multiple parallel projects on compressed air efficiency, yielding almost double the initial savings.

We continue to enforce energy saving measures at all our operations – underground, on surface and in employee residences. Additionally, in South Africa, our mines have back-up generators that ensure employee safety in case of an emergency and prevent infrastructural damage during outages.

Power supply availability and reliability remain a challenge in Ghana, with demand far outstripping supply. This is as a result of the low water levels in the country's three main hydropower dams and uncertainties surrounding the fault in the oil production rig which supplies gas to some of the thermal plants in the country. To mitigate this, at Iduapriem, we are working with our utility supplier, the Electricity Company of



MATERIAL CONCERNS AND
OUR EXTERNAL ENVIRONMENT (CONTINUED)

Ghana, to secure a premium service agreement. In Tanzania at Geita, we initiated a large-scale project to replace an existing generator power station, whose units are now at the end of their economic life, with a new power station utilising fuel-efficient generators and a modern power station design.

As part of a proposed expansion project at our Siguiri mine, we will add a new power plant to our current electricity generation facilities, to replace the mine's current 20-year old power plant and to meet the requirement for the expansion of the mining activities. In Guinea we invested in infrastructure that enables the supply of electricity in the Bouré area, close to our Siguiri operation. Construction of a low-voltage electrical network in nine villages of Bouré including the Area 1 resettlement area brought electrical power to homes.

Electrical power at the Australian operations is generated by onsite power stations predominantly using natural gas delivered by the Eastern Goldfields Pipeline, which was completed in December 2015. Gas delivery during 2016 was uninterrupted and all performance expectations were met. A small number of diesel units remain at each site to provide peak load capability and emergency back-up power for critical systems should gas supply be interrupted.

Hydropower capacity in Brazil recovered from drought conditions in prior years, providing improved reliability in electrical power supply.

WATER

South Africa is a water-stressed country. Our mines have, for many years, been using this scarce resource responsibly and proactively lessening consumption by recycling water and using groundwater draining into underground operations that would otherwise have been discharged. "Clean-dirty" water separation principles are applied and rainwater is kept away from operations as much as possible. During 2016, South Africa experienced one of its most severe droughts in history – water levels in rivers and dams were critically low. The Department of Water and Sanitation introduced strict water restrictions across business sectors as well as households. The South Africa operations managed to maintain production without disruption due to the careful water management processes that are in place.

Additionally in our mines in the South Africa region, we face possible risks from extraneous water and, as a result, we have a number of proactive measures in place to ensure the effective management of this potential risk. For instance, at the Vaal River operations, the neighbouring Buffelsfontein Gold Mine began decanting approximately 6ML of water per day into the Great Noligwa mine. This water was evacuated from the underground mine and utilised in the metallurgical operations. At the West Wits operations, additional water

from the neighbouring Blyvooruitzicht Mine Shaft 5 began flowing into to the Savuka underground workings and is currently being evacuated through the TauTona shaft and utilised in the West Wits process water system. These strategic interventions have safely reduced the risk of flooding at our operations, and enabled the reduction of raw water intake.

In Brazil, some mines have had water shortages in the past. We continue with our concerted water recycling efforts, which have enabled the mines to avoid production slowdowns.

In Guinea, the growth of the tailings storage facility at Siguiri necessitated the expansion of its return water facility. This imperviously-lined dam was successfully expanded during 2016. The increased storm water storage capacity off the tailings facility has resulted in a reduction of about 34% in raw water abstraction from the Tinkisso River, with a corresponding increase in the use of recycled water in the metallurgical operations.

At Obuasi, the pumping of water from the underground workings continued during the year, despite the invasion of the mine by illegal miners. This has been carried out to prevent the underground mines flooding. In addition, water was treated to effluent discharge standards and released to the environment, this being both the underground mine water as well as the rainwater that collected on the inactive tailings storage facilities.





MATERIAL CONCERNS AND
OUR EXTERNAL ENVIRONMENT (CONTINUED)

LEGACY ISSUES

The company's legacy issues include social and environmental challenges at Obuasi, Ghana; deep-level groundwater and water pumping obligations in South Africa; migrant labour and housing and accommodation challenges in South Africa; resettlement issues at certain Continental Africa operations; and the incidence of occupational lung disease (OLD).

AngloGold Ashanti has done much work to address the legacy issues it has faced at some of its operations, as explained in various sections in this report. In March 2016, AngloGold Ashanti and Anglo American South Africa entered into a settlement agreement with claimants' counsel on 4 March 2016, for a full and final settlement with no admission of liability of individual claims brought against

the companies in respect of OLD allegedly contracted by the claimants. The work of the Q(h)ubeka Trust set up to administer the claim settlement is progressing well.

AngloGold Ashanti, together with Anglo American, African Rainbow Minerals, Gold Fields, Sibanye and Harmony, formed an industry working group in November 2014 – the Mining Industry Working Group on Occupational Lung Disease. The aim of the group is to address issues relating to compensation and medical care for OLD in the gold mining industry. The objective of the working group is to achieve a comprehensive settlement of OLD claims which is both fair to past, present and future employees and sustainable for the sector. The companies in the working group are among respondent companies in a number of lawsuits related to OLD, including a class action application. The group allows for

good collaboration among stakeholders in the industry, labour and government with the aim of finding a timely solution to the legacy of the compensation process.

Despite the unfolding legal process, the working group believes in working together to seek a solution to this South African mining industry legacy issue. The group is committed to continuing with its efforts to find common ground with all stakeholders, including government, labour and the claimants' legal representatives. The companies in the working group do not believe that they are liable for the claims brought against them and are defending these.

On 13 May 2016, the High Court of South Africa, Gauteng Local Division ordered, inter alia, that current and former underground mineworkers who have contracted silicosis, and the dependants of underground

mineworkers who died of silicosis (whether or not accompanied any other disease), where such mineworkers work or have worked on one or more gold mines listed as part of the judgement, after 12 March 1965 (the "silicosis class") constitute a class. The class also includes current and former underground mineworkers who have contracted pulmonary tuberculosis, and the dependants of deceased underground mineworkers who died of pulmonary tuberculosis (but excluding silico-tuberculosis), where such mineworkers work or have worked for at least two years in one or more of the gold mines listed as part of the judgement after 12 March 1965 (the "pulmonary tuberculosis class").

AngloGold Ashanti, together with the other respondent companies, has been granted leave to appeal the order in the Supreme Court of Appeal.



STAKEHOLDER ENGAGEMENT AND MATERIAL ISSUES

We identify, prioritise and respond to stakeholder issues by reviewing these and taking into account: Executive Committee and board comments, our operating environment, and our business risks and opportunities. We build relationships with all our stakeholders – an integral part of our ability to secure and protect our licence to operate, protect and grow value.

Our stakeholder engagement process involves:

- direct and indirect interaction
- understanding and managing expectations
- sharing our objectives, policies and standard; and our performances that impact stakeholders.

Engagement that is dynamic, honest, transparent and meaningful is a prerequisite to establishing mutually-beneficial relationships with stakeholders. AngloGold Ashanti's stakeholder engagement programme is an inclusive, continuous two-way process between our company and the people or organisations impacted by our business. Establishing and sustaining mutually-beneficial stakeholder relationships are essential to maintaining our social licence to operate.

Our stakeholders are those who are affected, either directly or indirectly, by our business activities and also those who can affect the outcomes of our operations and projects. Our stakeholders include, among others:

Employees, their families and unions	Communities, their representatives, NGOs and other civic and religious organisations	Governments and regulators
Shareholders, investors and financiers	Suppliers, industry peers and joint venture partners	The media

Our stakeholder engagement process continues throughout the life cycle of an operation, from exploration through to closure and encompasses a range of activities and approaches.

AngloGold Ashanti has a wide range of stakeholders. Among the most critical to our business are governments and regulators, employees and communities, both individually and through affiliations such as organised labour, communities within which we operate, community-based organisations (CBOs) and non-governmental organisations (NGOs). We view our stakeholders as important partners and we strive to interact with them directly.

At AngloGold Ashanti, we value close co-operation and engagement with all stakeholders in the mining industry. Engagement takes place either at corporate level, for the entire AngloGold Ashanti group, with stakeholders whose interests require them to have an overview of the business as a whole, or at an operating level, where each site is responsible for its stakeholders and for understanding the impact the operation has on these stakeholders, and of their potential to influence the business.

In identifying issues of material concern that affected the company during the 2016 reporting year, we were guided by the International Integrated Reporting Council and its related framework, the GRI's G4 guidelines and the Accountability AA1000 Stakeholder Engagement Standard. Our internal review process involved:

- A review of the previous year's material issues
- Identification of emerging issues
- Prioritisation of issues based on, among others, their relevance to the company and their potential impact on our social licence to operate



Picture: Kopanang, South Africa

STAKEHOLDER ENGAGEMENT
AND MATERIAL ISSUES (CONTINUED)



ENGAGING WITH GOVERNMENTS AND REGULATORS

Mitigating regulatory and political risk

In engaging with governments and regulators, we aim to establish regulatory certainty and create an environment conducive to mining sector investment and development as law-abiding citizens. Our responses in navigating political and regulatory uncertainty are framed by an ethical approach, and applied within accepted regulatory frameworks. Our actions generally fall into one of three types:

- Engaging proactively in policy development, regulatory proposals and conflict resolution, seeking mutually beneficial and sustainable outcomes

- Enhancing our internal systems and activities to meet the requirements of any regulatory obligations or changes

- Disputing and seeking recourse where we believe that we have been treated unfairly and/or outside of accepted regulatory prescripts

Governments also seek to engage with us to ensure compliance with all laws and regulations and to ensure that the benefits of mining flow through to the state at national, local and community levels. In addition to job creation, taxes, royalties, and investment, the benefits of mining at a local level include employment, skills development, local procurement, enterprise development and service and infrastructure development.

During 2016, we engaged with government and regulators in:

- South Africa, regarding: amendments to the MPRDA; the Mining Charter; the proposed carbon tax; the proposed mine closure-related regulations; National Health Insurance; and the Gold Working Group on OLD to develop, in conjunction with key stakeholders, a comprehensive solution to silicosis litigation and related statutory compensation. We also engaged on the implementation of occupational exposure levels for diesel particulate matter in a mining environment. Extensive engagement also took place concerning the company's safety performance and safety-related stoppages.

- Colombia, relating to various innovative projects which are likely to shape policy development such as the artisanal and small-scale mining (ASM) co-existence project.

- Ghana, despite the declaration of force majeure when Obuasi was overrun by illegal miners and a request for arbitration, the company continued to engage proactively with stakeholders, including the relevant government authorities at all levels, regional and municipal authorities, with the aim of peacefully bringing an end to the occupation of the site. We also engaged with industry bodies, the traditional authorities and local communities.

- Tanzania, where we continue to engage proactively and constructively with authorities and ASMs for a co-existence plan while empowering the communities. See the Continental Africa regional review.

- Various countries in the Continental Africa region and in the Americas on facilitating training and capability building outside the business in areas such as human rights, and anti-bribery and anti-corruption measures.



ENGAGING WITH COMMUNITIES

Managing community expectations, upholding human rights and ensuring security (of assets and the community)

Our community engagement aims to establish partnerships for shared value creation, to enable communities to participate in the development process and to eventually claim ownership of initiatives begun by the company. In engaging with communities we are guided by our global Engagement Management Standard that requires each operation to prepare and implement an engagement strategy that is, among others, forward-looking and that identifies potential areas of concern to stakeholders.

Engagement covers a wide range of issues, often specific to the local context. Community dynamics vary in each of our operating jurisdictions, but common features involve increasing levels of socio-economic inequality, social fragmentation, youth unemployment, the availability of small arms and the rise of petty and organised crime. As a resident in host communities, AngloGold Ashanti is not only exposed to conflict and socio-economic dissatisfaction but often faces challenges in securing our tenements amidst community conflicts.

We have also observed a link between public sector weakness and the marginalisation of communities. Our focus is aimed at circumventing any uncertainty in the relationship between business, government and communities, as well as public sector service delivery failures which may create conflict or a breakdown in trust between the three groups. Increasingly, pressure is placed on mining companies to address the service delivery shortfalls and to contribute more to local development. While the company acknowledges its responsibility to contribute



STAKEHOLDER ENGAGEMENT AND MATERIAL ISSUES (CONTINUED)



meaningfully to local development, our proactive engagements strive to ensure that we work with governments as they deliver on their legitimate accountability for key services to communities and society at large. Conflict may arise through the government's slow pace of implementing policy. Such delays often create misalignment between community expectations and service delivery.

In South Africa, community engagement included ad hoc meetings with youth groups. The main areas of concern were unemployment levels and employment opportunities. The youth groups were made aware of the portable skills training and development available for young people in our communities through the enterprise development centres being established by AngloGold Ashanti, in addition to our annual bursaries and internship programmes.

Quarterly briefing sessions were held with small enterprises, communities and non-governmental organisations involved in projects run by AngloGold Ashanti within their communities.

Engagements with local municipalities took place at quarterly committee meetings which addressed rates and water surcharges and included discussion about the company's home ownership scheme. With regard to the surcharges, to avoid further disputes with the

municipality, we are now planning to install prepaid meters in company-owned houses. The home ownership scheme that we are currently working on aims to give employees a chance to own the houses they live in and is expected to be structured in an affordable way as most employees do not qualify for mortgages from the banks. Interactions are underway with municipalities to expand this project by donating underutilised mine property to communities.

In addition, we engaged with communities in:

- Colombia, where growing anti-mining sentiment in Ibague, near our La Colosa project, resulted in a referendum being called for the local population to vote on whether or not mining projects should continue in the region. The referendum has since been postponed.
- Brazil, where our Good Neighbourhood programme aims to strengthen the company's relationship with communities by nurturing open and transparent dialogue through regular meetings.
- Guinea, there were disputes over the resettlement of the Kintinian village located within the Siguiri mine concession. With the aim of settling these disputes, AngloGold Ashanti has engaged over a number of months with two Guinean non-governmental organisations (NGOs): MDT and CECIDE, and the Project Affected Persons on the

resettlement process. AngloGold Ashanti has provided comprehensive input on each of the NGO's findings.



AngloGold Ashanti's responses to the enquiries from the two NGOs are available here: www.anglogoldashanti.com/en/sustainability/Pages/Other-Reports.aspx.

The company is satisfied that adequate and fair compensation was paid, in line with our policies and standards. All the necessary infrastructure has been put in place in the new resettlement site for use by the community. The resettlement site includes replacement houses, the design of which was agreed with the community and approved by the Director of Town Planning.

Refer to page 73 in the Continental Africa regional review for more details.

ENGAGING WITH EMPLOYEES AND THEIR UNIONS

Mitigating safety risk by stressing the importance of safety and health to employees, ensuring stable labour relations and security (of people and assets)

Regular employee engagement is aimed at ensuring a work environment in which people are valued and supported and able to give of their best. Employee engagement, which is a two-way interaction, is aimed at promoting



STAKEHOLDER ENGAGEMENT
AND MATERIAL ISSUES (CONTINUED)

good labour relations, increasing productivity and maintaining a focus on our strategic objectives. We believe it is crucial to the well-being of all employees that engagement is not only professional and respectful, but also in line with the laws and regulations that govern the sector in our various operational jurisdictions. Furthermore, good labour relations encourages a collaborative approach to problem-solving in the workplace.

In line with our values and strategic objectives, a critical focus of employee engagement is safety. Regular, continuous engagement, using a variety of media and forms, emphasises and reinforces the importance of safety in the workplace, and compliance with safety procedures and standards. Employee engagement also covers health and wellness, indebtedness and employee security, and our performance in terms of our strategic objectives, as well as topics specific to each operation.

During 2016, a new subject of employee engagement was employee security. Our Duty of Care programme is intended to preserve life and ensure the safety of employees. During 2016, we designed and implemented an online training programme aimed at raising awareness and equipping individuals to

recognise and avoid potential threats to their safety. The training also forms part of pre-travel communication to ensure employees are aware of risks before leaving their home country.

The South Africa region is facing some tough realities, including a volatile operating environment, margins under pressure, reduced production, high unit costs and our vast operational and infrastructural footprint.

In a move to ensure that our cost base is tailored to suit our lower production levels, we are revising our operating model. This revised model has the ultimate aim of creating a more sustainable and cost-effective business that will preserve jobs in the long term. This is an important objective for all stakeholders in terms of employment, taxes, foreign exchange revenue and returns on investment. Job cuts are always a last resort and we will effect any employee reductions in close consultation with staff and their organised labour representatives, in line with all relevant regulations.

As part of our ongoing engagement efforts, we initiated dialogue with all South African employees on the constraints facing our business. Engagements are being managed in a dedicated forum involving representatives from human resources and organised labour.

This forum, which met several times during the year, will oversee development of the proposed transition framework that will guide management on the revised operating model's impact on employees. In addition, the Chief Operating Officer: South Africa briefed all management employees and engaged with the leadership of organised labour.

At Geita in Tanzania, negotiations for a one-year wage agreement for 2016 were successfully concluded (reported in 2015 report), largely due to the collaborative working relationship between management and the majority union, as well as the capacity-building training workshops attended by both management and union representatives prior to the start of negotiations. Management and the union further renewed their commitment to continue to co-operate through existing forums in resolving and concluding any outstanding collective bargaining items.

At Iduapriem in Ghana, the 2016/2017 wage negotiations were conducted bilaterally between AngloGold Ashanti and the Ghana Mineworkers Union (GMWU) at company level. Iduapriem and the GMWU successfully finalised a review of selected existing collective bargaining items and agreed a two-year collective agreement for 2016 and 2017.

The Chamber of Mines in Ghana has shown a strong desire to pursue a proposed unitary negotiation concept (negotiating wage increases and other collective bargaining items at an industry level) and will continue working with the GMWU and other relevant stakeholders in Ghana for successful implementation.

At Obuasi, in terms of the standing agreement negotiated between the company and the GMWU, there were no wage negotiations with organised labour for 2016 as the mine is on care and maintenance. With the support of the GMWU, the Anyinam Lodge (Obuasi) redundancy and retrenchment exercise was successfully completed in 2016.

At Siguiri in Guinea, despite a confrontational union relations climate and sporadic protest action sanctioned by the union delegation, management invested considerable time and effort in promoting and strengthening relations with organised labour. The 2016 annual wage negotiations were successfully concluded and disputes were resolved amicably.

At Sadiola in Mali, the 2016 annual wage negotiations between management and the union committees for a one-year wage agreement were successfully concluded. A stable and peaceful labour relations climate was maintained during the year.

STAKEHOLDER ENGAGEMENT AND MATERIAL ISSUES (CONTINUED)



ENGAGING WITH THE INVESTMENT COMMUNITY

Reporting on progress made in meeting strategic objectives and targets

Regular engagement with the investment community, which includes financiers, shareholders and prospective investors, the providers of capital, is conducted in compliance with legislation in South Africa, the country in which we have our primary listing and where we are registered as an entity, and with the regulations of the various exchanges on which we are listed. This stakeholder grouping is geographically diverse, ever-changing, with varying investment strategies. Regular, reliable, transparent engagement takes place in person and by email, at our interim and annual results presentations, via conference calls, site visits, investor conferences and at one-on-one meetings.

The aim of engagement with the investment community is principally to report on our operational and financial performance; on progress made in delivering on our strategic objectives; on material matters that may impact our performance, such as regulatory and political risk; corporate activity by way of acquisitions or sales; and labour relations, to name a few.

Such engagement can enhance the valuation and credit rating of our company and our access to cost-efficient capital, and is particularly important during periods when commodity prices are low and investment sentiment is negative towards resources stocks. AngloGold Ashanti has credit ratings from Moody's and S&P, and strives to maintain and improve its credit ratings in order to provide further comfort to credit investors. It is important that the investment community understands what is being done to manage the company in such circumstances. In these engagements, it is also critical for the investment community to get a reinforcement of the company's strategy and how management delivers on it.



ENGAGING WITH SUPPLIERS, INDUSTRY PARTNERS AND JOINT VENTURE PARTNERS

To promote the long-term sustainability of the company and industry

Such engagement is aimed at building mutually beneficial relationships with those entities with whom we collaborate and interact in the course of conducting our business.

Suppliers – important to our economic viability. Engagement with suppliers is vital as we ensure their alignment with our values and in our endeavour to and in support of delivery on our strategy. Our supplier code of conduct encourages suppliers, including contractors, to align their businesses with our internal policies and codes of ethical behaviour, particularly in terms of human rights, labour, the environment, our anti-corruption policies and safety procedures, policies and standards. Our supply chain strategy incorporates the environmental, social and governance (ESG) factors, in terms of which suppliers are assessed on their governance conduct in addition to their socio-economic objectives. In addition, we work closely with suppliers regarding capacity building, promoting local procurement and transformation, especially in South Africa, in support of the national development goals.

Industry partners – we collaborate with our peers in the sector and industry bodies, such as the Chamber of Mines, to engage governments, labour and other key stakeholders on new developments to promote the future of the industry. These industry partners also include the World Gold Council, and the International Council on Mining and Metals (ICMM).

Joint venture partners – we work together to optimise performance and the mine life of those operations on which we have partners. We also investigate potential partnership opportunities for exploration projects or existing operations to spread the country and financial risks, while sharing opportunities and benefits.



ENGAGING WITH THE MEDIA

Complements engagement with many other stakeholders

Transparent media engagement on a range of matters facilitates understanding of AngloGold Ashanti and of our activities and achievements, and promotes accurate reporting and constructive relationships with other stakeholders. Engagement with the media augments and underpins communication, in certain instances, with other stakeholders such as communities, investors and government, and other interested entities.

Constructive media engagement is fundamental to the management of our reputation and thus our social licence to operate as well as our credibility. It can be used to address speculation and misinformation in the public domain.



PEOPLE ARE OUR BUSINESS

View video of Nozipho January-Bardill, chairperson of our Social, Ethics and Sustainability Committee, affirms AngloGold Ashanti's commitment to gender diversity and the empowerment of women.

People are the foundation of our business, as a company, we endeavour to have our employees understand the company strategy and live the company values. As we strive for operational excellence, higher productivity and safe work environments, we continuously engage our employees on building a high performance culture while performing at their best towards the delivering on the business strategic objectives.

Having the right people doing the right work well and creating the conditions for them to thrive remains the foundation of our human resources strategy. However, in our employee focus, we remain cognisant of the challenges in our operating environment which include:

- Evolving regulatory and related frameworks in various jurisdictions (such as the Mining Charter in South Africa), and the need for progress in skills localisation at our Continental Africa operations
- Managing the risk of critical talent retention across the business
- Improving gender diversity
- Continuing to strengthen harmonious employee relations, including with organised labour representatives

In responding to these challenges, the company's human resources discipline has focused on building the capacity and capability of the global human resources team in the areas of organisational design, talent management and succession planning, leadership development and change management.

OUR ACTIONS IN 2016

Building on the strategic framework developed in 2015, key strategic focus areas were streamlined and prioritised in 2016 to address company challenges and accelerate business strategy execution. Through a series of conversations in consultation with company executives and our board, the principles set out below were identified to guide our strategic priorities.

The business context will drive the following six human resources strategic priorities:

- Shape culture with clear organisational design and operating model
- Develop and drive a health-of-discipline framework across all functional areas to support operational excellence
- Build capable global leaders across the organisation to drive a high performance culture
- Develop integrated talent management and succession planning
- Focus on employee engagement and commitment
- Develop simplified and integrated human resource information systems



The following principles guide the people strategy and will be used as a reference point for periodic review and implementation. The strategy will:

Be consistent with and support AngloGold Ashanti's, mission, values and strategic focus pillars	Enable the establishment of a productive One-Global company with engaged and committed team members that deliver outstanding outcomes	Put in place the support required for building and developing capable, diverse and values-based global leaders across the company
Prioritising integrated talent (including localisation) and succession management for critical leadership positions across the company	Support a holistic approach to human resource systems and practices to maximise effectiveness and some consistency	Be consistant with our people model – How We Work – to drive the right management practices and culture aligned to our values

28

Picture: Mponeng, South Africa



PEOPLE ARE OUR BUSINESS (CONTINUED)

Collectively, these six strategic priorities enable us to respond to the primary challenge of ensuring organisational effectiveness to navigate rationalisation and growth operating business modes. Frameworks outlining the intent, company position, guiding principles, process requirements and performance measures in each priority area have been developed. All operations will work to ensure that the requirements are met in a way that is globally consistent yet locally relevant. In the following sections, we reflect on our performance in the strategic priorities of organisational leadership, integrated talent management and employee engagement.

ORGANISATIONAL LEADERSHIP

Leadership is an integral part of AngloGold Ashanti's *'How we Work'* people management philosophy. *How we Work* practices are clearly set out and cover management and people practices and provides skills, tools and guidelines for effective leadership. People practices include our procedures and practices on employee engagement and development, hiring, retention, and retirement. The *How we Work* system is currently being launched across the AngloGold Ashanti group, championed by the human resources team as a people management tool to:

- achieve a high performance culture
- enable human resources to play a strategic role in the business

- enable managers to successfully execute their roles
- create a common culture
- create a highly engaged workforce
- enable the business to achieve its strategic objectives
- become the recognised employer of choice.

In line with this philosophy, a leadership competency framework is being developed to clearly outline the competencies and behaviours required by AngloGold Ashanti leaders. Going forward, a 360-degree leadership assessment will be launched to assess the progress of leadership practices and develop interventions to address identified gaps.

During the year, the Chief Executive Officer's talent pool, comprising Stratum IV (Vice President level and above), was reviewed and presented to the board. Critical leadership and technical positions were identified, and potential successors in the short, medium and long term were identified for all these positions. In the approach, talent was reviewed cross-functionally across AngloGold Ashanti.

The cross functional talent reviews assist with the management of specific talent management risks, including unfilled vacancies in critical leadership and specialist positions, filling positions with under-developed successors, poor assimilation of talent into leadership and specialist positions, and poor deployment of talent against business goals.

In order to ensure that these potential risks are avoided, we have developed plans for potential successors through a blended learning approach, covering both formal and informal training. Additionally, while focusing on strengthening the leadership bench strength, we are mindful of gender diversity and we continue to work towards gender parity.

We continue to make progress with internal succession placements – about 70% of key positions have been filled internally. At our Continental Africa operations, where the company largely employed expatriate staff in the past, employment of expatriates has been reduced by 44% in the past three years. The operations have continued to perform well with this greater localisation of employment. In the South Africa region, we implemented the Advanced Leadership Development (ALDP) and Managerial Leadership Development (MLDP) programmes in partnership with the University of Cape Town Graduate School of Business. The programmes aim to provide managers with the requisite skills, knowledge and required behaviours to be effective leaders by facilitating exposure to classroom training as well as on-the-job coaching and mentoring. Also see more details in the <SDR>.

YOUNG TALENT DEVELOPMENT (CHAIRMAN'S YOUNG LEADERSHIP DEVELOPMENT PROGRAMME)

In strengthening employee development and expanding the leadership pipeline

internally, AngloGold Ashanti has also focused on growing talent from lower levels through the Chairman's Young Leaders Programme, which is now in its second year. The 2015 intake focused on high potential future leaders from mining related technical disciplines such as geology, engineering and metallurgy. In 2016, this was expanded to include talent in support functions, such as finance and human resources and sustainability. Ten young leaders participated in the programme, receiving global exposure to the business through three cross functional job rotations across the business during the year.

In reviewing the progress of the 2015 intake, five of the of participants were promoted to senior roles and two returned to their previous roles with expanded responsibilities, and undertook further development to strengthen their technical, supervisory, business and project management skills.

TALENT MANAGEMENT AND SUCCESSION

As AngloGold Ashanti evolves to embrace a strategy aimed at disciplined, value-adding growth, our work is influenced by both the macro business environment in which we operate and the company's business strategy. Our business priorities include a critical focus on having the right people doing the right work well, which is linked to our talent management approach.



PEOPLE ARE OUR BUSINESS (CONTINUED)

We recognise that effective talent management and succession planning enables current and future business success, and contributes to securing our long-term future as a company.

The main objective of our talent management teams is to ensure that an integrated and standardised succession and talent pool planning process is used across AngloGold Ashanti. The teams have been equipped to perform their roles in this process, supporting leadership in identifying talent and producing robust succession plans. The reporting framework has also been developed and integrated into the process to allow for transparency of results.

Many milestones have been achieved, beginning with analysis of the existing talent data, to understand the baseline. Involvement of the respective human resources teams was pivotal in the roll-out of the talent management toolkit, and in career and development discussions. As a result, a robust succession plan has been developed and approved by the Chief Executive Officer and the Executive Committee, with development plans and initiatives in place to support succession within the organisation.

During 2016 we continued to cascade the talent management process down various organisational levels and across all company operations. When rolling out integrated talent management and succession planning, all operations are required to meet the following process requirements:

- develop competency assessment based on valid criteria
- identify talent pools and succession plans
- implement accelerated development plans
- effective performance management
- develop and implement talent retention strategies

As part of skills development, the AngloGold Ashanti Training and Development Services (ATDS) in South Africa, which has eight major training centres, and provides comprehensive technical, leadership and behavioural training and development. ATDS is fully accredited by the South African Mining Qualifications Authority (MQA) and is ISO9001 and OHSAS18001 accredited. Learners are primarily employees of AngloGold Ashanti's South Africa and Continental Africa regions, but also include learners from external organisations such as the South African National Defence Force and the national power utility, Eskom.

EMPLOYEE ENGAGEMENT

AngloGold Ashanti initiated a global engagement survey in August 2014, with a view to conducting it every two years. The survey was conducted by external providers (Talent Map & Hay) and a representative sample of employees surveyed across all levels, including age, gender, race and tenure. Customised questions, pertinent to AngloGold Ashanti, were included with specific focus on safety, company values and ethics. The response rate was 64% with an overall engagement score of 69%, achieving a sound score within a comparative group of scores that ranged from 68% to 72%.

The survey focused on the following key elements/dimensions:

- company values
- organisational vision
- ethics
- senior leadership practices
- managerial effectiveness

It is with these key dimensions in mind that the System for People was refined and *How We Work* was introduced as a global management system to enable accountable leadership and implementation of the requisite people management practices within AngloGold Ashanti.

To address concerns raised in the employee survey, the group compliance team launched an ethics awareness campaign across the business, including online ethics and compliance training. As at end of 2016, more than 96% of employees had completed their assigned online compliance training.

Some of the key interventions include:

- Establishing the Serious Concerns Committee. which includes the Chief Financial Officer, Executive Vice Presidents: Legal and Compliance, and Group Human Resources
- Publicising whistleblowing outcomes in the Compliance newsletter and thus holding employees accountable for their conduct
- Ensuring senior management is aware of ethical issues through the development and chairing of the Serious Concerns Committee (ongoing)
- Development of new online ethics training material

Having taken heed of the results of the Employee Engagement Survey conducted in 2014, during 2017 we will be conducting a follow-up, which is in line with our two-year plan. As a company it is important for us to understand our employees' perceptions of the company's vision, culture, work environment and our policies.

We are committed to keeping the employees' views confidential and to give all employees a platform to express their views on the company. The survey is being delivered by TalentMap, a company that specialises in employee engagement measurement and benchmarking.

SECTION 3
STRATEGY




This section sets out how we create value for our stakeholders, delivering on our strategy in the short, medium and long-term.



OUR STRATEGY

Focusing on the strategic areas of the company

AngloGold Ashanti's core strategic focus is to generate sustainable cash flow improvements and returns by focusing on five key areas, namely: people, safety and sustainability; ensuring financial flexibility; actively managing all expenditures; improving the quality of our portfolio; and maintaining long-term optionality.



OUR CORE STRATEGIC FOCUS AREAS
Optimise overhead, costs and capital expenditure
Improve portfolio quality
Maintain long-term optionality
Focus on people, safety and sustainability
Ensure financial flexibility
Supporting our strategy for sustainable cash flow improvements and returns

These focus areas will drive our plans for inward investment in 2017 to deliver better quality production that will add to margins, extend mine lives and also shape the portfolio in the longer term.



People are the foundation of our business. Our business must operate according to our values if it is to remain sustainable in the long term.



We must ensure our balance sheet always remains able to meet our core funding needs.



All spending decisions must be thoroughly scrutinised to ensure they are optimally structured and necessary to fulfil our core business objective.



We have a portfolio of assets that must be actively managed to improve the overall mix of our production base as we strive for a competitive valuation as a business.



While we are focused on ensuring the most efficient day-to-day operation of our business, we must keep a close eye on creating a competitive pipeline of long-term opportunities.

ANGLOGOLD ASHANTI'S

INVESTMENT CASE:

1. **HIGH-QUALITY** portfolio of long-life, pure gold assets with strong leverage to energy and currencies

2. Transparent, **DECISIVE**, ethical management team, focused on delivery and shareholder value

3. **PRIORITISING MARGINS** over volume; focus on cost and capital discipline

4. Decisive **STRATEGIC RESPONSE** to lower gold price; business plans adjusted and exploration curtailed

5. **BALANCE SHEET FLEXIBILITY**; appropriate liquidity, covenant and maturities

6. **WELL-DEVELOPED ENGAGEMENT** model ensures strong stakeholder relationships and licence to operate

PERFORMANCE AGAINST STRATEGIC OBJECTIVES

OUR CORE STRATEGIC FOCUS AREAS REMAIN:



1: FOCUS ON
PEOPLE, SAFETY,
AND SUSTAINABILITY

People are the business – 'our people' include our employees, host communities and all other stakeholders affiliated to our activities. Starting with our employees, the key aspect in ensuring delivery on our strategy is to create the right conditions for them to thrive. We ensure that we have the right people, doing the right work in the right roles working together to address the company's key strategic objectives.

The importance of human capital – our people – in achieving business success is reflected in our talent retention and management drive, employee development, and succession planning. Our drive to maintain sustainable cash flows is not only dependent on our capable employees but is also influenced by our ability to operate safely in line with our ultimate goal of zero harm. We conduct our business with an aim to strengthen our licence to operate, with the full engagement of host communities and governments, while remaining responsible stewards of the environment, notwithstanding the invasive nature of mining.

Achieving our strategic objectives – with the central goal of delivering on sustainable cash flow improvements and returns – enables us to create value by investing back into the communities.

AVERAGE NUMBER OF EMPLOYEES 2016

52,649

NUMBER OF FATALITIES



12	18
13	8
14	6
15	11
16	7

NUMBER OF REPORTABLE ENVIRONMENTAL INCIDENTS



12	16
13	10
14	5
15	4
16	1

PRODUCTIVITY
Continuing operations (oz/TEC)



12	7.66
13	7.77
14	9.30
15	9.50
16	8.97

ENERGY CONSUMPTION
(Petajoules)



12	32
13	33
14	32
15	29
16	28

WATER USE
(Gigalitres)



12	52
13	64
14	64
15	60
16	51

COMMUNITY INVESTMENT
($000)



12	24,907
13	22,536
14	14,799
15	15,228
16	20,156

PERFORMANCE AGAINST STRATEGIC OBJECTIVES (CONTINUED)



2: ENSURE **FINANCIAL** FLEXIBILITY

Positive cash flow momentum was achieved despite the volatility in the gold price. This afforded AngloGold Ashanti the ability to retire the company's most expensive debt. By reducing debt levels, additional balance sheet flexibility was gained, reducing the net debt:adjusted EBITDA ratio to well below the threshold of our covenant levels of 3.5 times.

The balance sheet currently provides the financial flexibility required in the current volatile environment. It remains robust with strong liquidity, sufficient undrawn facilities and long dated maturities, while positioning the company to remain self-sufficient in pursuing low-capital, high-return opportunities. Our improved balance sheet and free cash flow have helped the company to resume payment of a cash dividend, which was suspended after the first quarter of 2013, amid efforts to conserve cash.

ADJUSTED EBITDA ($m)



12	2,486
13	1,525
14	1,616
15	1,472
16	**1,548**

NET DEBT TO ADJUSTED EBITDA (times)



12	0.83
13	2.04
14	1.94
15	1.49
16	**1.24**

FREE CASH FLOW ($m)



12	(666)
13	(1,064)
14	(112)
15	141
16	**278**



3: OPTIMISE OVERHEAD **COSTS AND CAPITAL** EXPENDITURE

Our focus remains on improving margins despite gold price volatility.

Corporate costs for the year were down 22%, as prudent cost management continued. All-in sustaining costs of $986/oz for the year remained below our current price used to calculate Ore Reserve of $1,100/oz. However, capital expenditure together with exploration and evaluation costs increased as self-help measures continued with reinvestment in low-capital, high-return projects within our business. During the year, we introduced the Operational Excellence programme, which finds innovative ways to improve efficiencies. Whereas the P500 costs initiative involves processes for identifying and monitoring the execution of discrete cost reduction projects, Operational Excellence drives improved behaviours from every person in the work place. This is about continuous improvement across all facets of the business, using P500 processes to support the cost improvements. We continue to identify and implement operational efficiencies, reduce cost structures and pursue any other initiatives to improve cash flows.

CORPORATE AND OVERHEAD COSTS ($/oz)



12	78
13	52
14	22
15	20
16	**17**

ALL-IN SUSTAINING COSTS
Continuing operations ($/oz)



12	1,285
13	1,195
14	1,020
15	910
16	**986**

CAPITAL EXPENDITURE [1] ($bn)



12	2.32
13	1.99
14	1.21
15	0.86
16	**0.81**

[1] Including discontinued operations.

PERFORMANCE AGAINST STRATEGIC OBJECTIVES (CONTINUED)



4: IMPROVE THE QUALITY OF THE PORTFOLIO

Investing in our portfolio to improve long-term sustainability of the business has been a fundamental element of our strategy over the past four years.

Our focus is on improving the quality of production to enhance margins rather than on growth for its own sake. We have continued to invest in the below 120 level life-extension project at Mponeng in South Africa and the feasibility study for phase 2 of the project is being progressed. At Gramalote in Colombia, work is underway to complete a prefeasibility study by the end of 2017, which is expected to allow the conversion of the resource to reserve.



AVERAGE GOLD PRICE RECEIVED ($/oz)

12	1,664
13	1,401
14	1,264
15	1,158
16	**1,249**



ATTRIBUTABLE ANNUAL PRODUCTION

Continuing and discontinued operations (Moz)

12	3.9
13	4.1
14	4.4
15	3.9
16	**3.6**



5: MAINTAIN LONG-TERM OPTIONALITY

Focus remains on the long-term prospects of the business, with exploration undertaken during the year in Australia, Brazil, Argentina, Guinea, Tanzania, Colombia and the US.

The exploration programme continues to yield good results, with most of the year's depletions offset by Ore Reserve gains while the Mineral Resource also increased. We pursue high-return brownfields opportunities that are aimed at enhancing the quality of production, extending mine lives and improving long-term optionality. These include work at Cuiabá, in Brazil, where Ore Reserve development is expected to improve mining flexibility; at Iduapriem in Ghana, where we will strip waste rock from the Teberebie ore body to extend mine life, and lower cash costs; at Geita, in Tanzania, where continued ramp-up of underground production will replace depleting open-pit ore in future; at Sunrise Dam, in Australia, where investment in plant modifications are expected to improve gold recoveries; and at Kibali, in the DRC, where additional Ore Reserve development will be conducted ahead of a ramp-up in underground production. In addition, in Guinea, work is underway at Siguiri on the combination plant project to extend mine life, improve production at better margins; while at Sadiola in Mali, subject to government consents and agreements needed, commencement of the hard rock sulphides project is eminent, along with our joint venture partner, to extend mine life and increase production. In South Africa, a feasibility study is underway at Mponeng to access the ore body below 126 level, extending life and ultimately increasing production, while the Technology and Innovation project continues to make progress, reflecting improvements in reef-boring cycle times, now approaching our targeted 72 hours/hole.



EXPENSED EXPLORATION AND EVALUATION COSTS[1] ($m)

12	461
13	292
14	156
15	140
16	**144**

[1] *Including equity-accounted investments.*

MANAGING AND MITIGATING RISKS

BACKGROUND

Top group risks are strategic, operational or external.



Strategic (S) risks are those taken voluntarily after consideration of risk-versus-reward to achieve AngloGold Ashanti's strategic objectives.



Operational (O) risks are preventable risks resulting from employees' undesirable and unauthorised actions as well as from breakdowns in routine operational processes and human error.



External (E) risks are those emanating from uncertain and uncontrollable events.

These risks have been identified, and preliminarily quantified with input from senior management, as specifically requested. Relevant risk owners have been consulted to confirm the ratings, both in terms of severity and likelihood, to ensure correct alignment with other independent assessments as conducted from time to time.



Picture: Kibali, DRC

MANAGING AND MITIGATING RISKS (CONTINUED)

GROUP TOP RISKS

The top group risks are depicted in a 'heat map' below that plots the severity and likelihood of the top risks.

Quantification of the top group risks has been reviewed and a three-year time horizon has been applied with the latest business planning data to reflect a more dynamic heat map. This revised work was used to rank the risks in this report.

TOP GROUP RISKS **HEAT MAP**



SEVERITY
LIKELIHOOD
Commodities and currencies
Obuasi
Political and country risk
Legacy health
Skills
Ore Reserves
Labour
Operational and safety performance
Debt
Capital projects

PRINCIPAL RISKS IDENTIFIED



Strategic | Operational | External

SUMMARY OF TOP GROUP RISKS

Ranking (Previous)	Type	POTENTIAL RISK
1 (1)	External	Adverse gold and commodity prices, and currency movements
2 (5)	Strategic	Elevated political and country risk profile in core production areas
3 (2)	Operational	Operational and safety underperformance negatively impacting improved track record
4 (3)	Strategic	Inability to develop projects to bring Ore Reserves to account
5 (8)	Operational	Labour-related stoppages
6 (–)	Strategic	Capital projects
7 (6)	Strategic	Obuasi investment risk
8 (7)	Operational	Critical skills and talent retention
9 (9)	Strategic	Excessive debt levels and interest cost
10 (10)	Strategic	Legacy occupational and community health compensation claims/litigation

The risks tabulated above are the top ten risks to the group, ordered from highest to lowest ranked in order of magnitude with the previously reported ranking in parentheses.

For further information regarding risks, refer to Risk Factors in the Form 20-F filed with the SEC.



MANAGING AND MITIGATING RISKS (CONTINUED)

MITIGATION OF TOP 10 GROUP RISKS

  

Potential consequences	Mitigation action plan	Expected outcome and residual risk
RISK 1: Adverse gold and commodity prices, and currency movements *		
• Inadequate free cash flow/ liquidity/ credit rating impact • Inability to develop strategic growth and development projects to bring the Ore Reserve to account • Lower market capitalisation • Need to recapitalise the company at lower equity prices and under poor market conditions • Potential to breach financial covenants under the terms of the company's borrowing facilities	• Retain the discipline to continue with self-help measures and efficiency improvements • Maintain focus on cost and capital discipline to deliver competitive all-in sustaining costs • Maintain long term sustainability and optionality by ensuring our pipeline of opportunities is continuously replenished • Further reduce the annual interest bill • Further deleverage our balance sheet • Manage input oil costs to extent possible • Further decrease Obuasi expenditure, while finalising an investment agreement • Further optimise Colombia expenditure, while maintaining optionality and moving projects in that country up the value curve	• The price of gold has been and continues to be significantly volatile. During 2016, the gold price traded from a low of $1,060/oz to a high of $1,375/oz, remaining well below a peak of $1,900/oz, reached in September 2011 • Fluctuations in oil and steel prices have a significant impact on operating costs and capital expenditure estimates and could result in significant changes in total expenditure estimates for new mining projects and render certain projects non-viable • Currencies remain exceedingly volatile driven by exogenous factors and political and economic issues • Given a protracted period of a gold price of $1,100oz or lower, without any compensating currency movement, AngloGold Ashanti would be forced to revisit business plans, spending schedules and to review costs

* Risk is regarded as being imminent with an elevated potential to materialise over the next nine to twelve months

MANAGING AND MITIGATING RISKS (CONTINUED)







Potential consequences	Mitigation action plan	Expected outcome and residual risk
RISK 2: Elevated political and country risk profile in core production areas *		

• Political instability
• Regulatory uncertainty
• Adverse impact on our business plans
• Adverse impact of market capitalisation
• Employee safety and security concerns
• Reduced cash flow
• Increased operational costs
• Increased tax and royalties
• Reputational damage
• Allegations of corruption
	• Socio-political-economic analyses
	• Use of joint venture alliances in line with host country regulatory requirements
	• Targeted stakeholder mapping and engagement with greater focus on government structures, local community and non-governmental organisations
	• Exploring opportunities for inclusive engagement and broader collaboration with NGOs and activists
	• Our approach to artisanal and small-scale mining (ASM) is aligned with the Africa Mining Vision:
	  • Clear distinction between ASM (legal, regulated) and illegal mining activities; practical country-based programmes to support the formalisation of legal mining activities
	  • Security programmes to secure tenements
	• Continued efforts to support and promote local employment and procurement
		• In many of the jurisdictions in which AngloGold Ashanti operates, governments and revenue authorities are seeking new ways to increase revenues from mining. AngloGold Ashanti is experiencing and expects further ministerial audits and reviews focused on proposed fiscal changes given the increased gold price. Continuous reshuffling of cabinets by host governments remains a serious engagement and continuity issue
		• The South African political arena continues to be uncertain. The Mining Charter is yet to be agreed between Government and the mining industry, increasing investor unease.
		• The Brazilian political arena continues to be uncertain with corruption allegations creating distrust between certain sectors of society, business and government. However market confidence is slowly returning
		• In Tanzania, the government is adopting a hard stance on the conduct of mining companies resulting in the cancellation of mining licences and, in March 2017, announced the banning of gold exports
		• At Obuasi, the Government of Ghana finally responded in October to establish law and order. A new President and Government were elected, presenting an opportunity for positive change
		• In Mali, allegations of corruption against top leaders are creating political distrust
		• In Guinea, NGOs have accused the company of inadequate resettlement practices

** Risk is regarded as being imminent with an elevated potential to materialise over the next nine to twelve months*



MANAGING AND MITIGATING RISKS (CONTINUED)

  

Potential consequences	Mitigation action plan	Expected outcome and residual risk
RISK 3: Operational and safety underperformance negatively impacting improved track record *		
• Reduced cash flow and decreased liquidity • Reduction in earnings, reliability of delivery and disproportionate penalty on share price • Decline in investor confidence • Impact on corporate credit rating • Restricted ability to invest in strategic growth and development projects	Continue implementation of the safe production strategy. • Drive operational excellence through productivity efficiencies in the mining cycle, work routine, standards compliance, face length generation and improved recoveries • Establishing a new cost base through P500 and the Operational Excellence initiatives, global shared services, footprint reduction and restructuring	• Fatalities and safety-related stoppages continue to be a major business risk in South Africa. Although the incidence of fatal accidents has reduced year on year, the impact (and potential impact) of such stoppages remains severe • There is increased risk that political influence may delay or hinder strategic imperatives for cost rationalisation especially in procurement and labour reductions • In Mali, allegations of corruption against top leaders are creating political distrust • In Guinea, NGOs have accused the company of inadequate resettlement practices
RISK 4: Inability to develop projects to bring Ore Reserves to account *		
• Ore Reserve write-down and possible decline in market capitalisation • Impairment and lower future earnings per share • Production profile and business plan reduction • Loss of tenements • Premature mine closure or moth-balling of operations	• Identification of suitable joint venture partnerships and alternative sources of funding • Revised tenements strategy with focused exploration funding for critical operations • Business planning and portfolio optimisation • Focused project management to deliver projects on budget and schedule	• Efforts continue to complete prefeasibility studies into high-value projects to declare an Ore Reserve and allow a base case for decision making • If the gold price does not increase, AngloGold Ashanti may not expand Ore Reserve growth at all operations • Ore Reserve decreases and impairments • Substantial loss of growth opportunity and returns as may potentially have to partner at less than optimal value

* Risk is regarded as being imminent with an elevated potential to materialise over the next nine to twelve months



MANAGING AND MITIGATING RISKS (CONTINUED)

Potential consequences	Mitigation action plan	Expected outcome and residual risk
RISK 5: Labour-related stoppages *		
• Production stoppages and losses leading to liquidity crisis • Intimidation of employees and violence and damaged assets • Compromised safety and operational conditions • Lower market capitalisation • Organisational restructuring • The risk of labour stoppages is growing and applies to several countries, such as South Africa, Mali, Argentina, Brazil, Guinea and potentially Ghana	**SOUTH AFRICA** • Communication strategy using various platforms and ongoing, regular updates • Pre-emptive dialogue with union structures and leadership, and using existing union employee structures and consultation processes • Collaboration with gold sector peers to manage and contain the contagion effect of labour risks across the industry • Legal strategies in place and recourse to exercise obligations as contained in recognition agreements with labour unions • Strike prevention and management strategies and authority protocols in place **CONTINENTAL AFRICA** • Ongoing engagement and consultative meetings with unions • Dedicated regional human resources business partners support operations • Capacity building with newly elected union committee members (branch committees) • Regular reporting and updates to monitor trends and industrial relations climate by operation	**SOUTH AFRICA** • Wage negotiations in other mining sectors continue to influence the stance unions adopt leading up to the 2018 wage negotiations • The socio-political landscape in communities adjacent to operations remains fluid and volatile, with the emergence of the easy rallying of the citizenry around emotive issues e.g. jobs, education and service delivery • Various political formations directly protesting against the mining industry and companies, such as students, the unemployed youth and specific political parties **CONTINENTAL AFRICA** • In West Africa, there is a growing tendency for cross pollination between unions, and more confrontational negotiations often focused on broader social grievances. In Tanzania, collective bargaining is maturing however it remains cohesive and is conducted in a structured manner • Pro-labour/union practices from government labour authorities resulting in non-adherence to rule of law and/or labour relations best practices in Guinea and Mali • Labour-strike risks will be further mitigated by stockpiling to dilute the impact of such events

** Risk is regarded as being imminent with an elevated potential to materialise over the next nine to twelve months*

MANAGING AND MITIGATING RISKS (CONTINUED)

  

Potential consequences	Mitigation action plan	Expected outcome and residual risk
RISK 6: Capital projects *		
• Cost overruns • Project delays skills, permits, funding or natural events • Poor quality or unfit for purpose delivery • Commissioning and ramp-up problems • Significant financial and reputational loss	• Ensuring appropriate project skills, systems, structures and governance are in place • Independent stage-gate reviews • Selected project steering committee participation by the group planning and technical function	• Colombia is a relatively unknown jurisdiction and therefore permitting/licensing, broader stakeholder expectations/ demands and other external factors could affect timelines and cause capital overruns • In South Africa, continued safety stoppages by the regulator and union disputes regarding amendments to employment contracts, such as shift times and work rosters, may potentially impact projects • Existing relationships with governments/regulators ensure adequate engagement for approvals and permitting • Established procurement practices
RISK 7: Obuasi investment risk *		
• Inability to redevelop the mine would accelerate significant closure liabilities • Inability to bring the Ore Reserve to account • Cash drain • Adverse socio-economic stakeholder impact and reputational damage • Litigation with the Government of Ghana (GoG) • Litigation, penalties and/or fines	• Diplomatic engagement and appeal to government at the highest level • Stakeholder engagement • Formal legal proceedings against GoG to protect and enforce its contractual rights under the mining lease to sustain law and order • Finalise Obuasi feasibility study • Maintain care and maintenance operations • Notification of suspensions to GoG and submit care and maintenance Amendment of Operations (APMO) • Reduce holding costs • Negotiate with GoG to obtain requisite approvals and consents for re-development of the mine • Negotiate an investment development agreement with the GoG • Seek alternative development partner	• At Obuasi, the Government of Ghana finally responded in October 2016 to establish law and order, clearing the project site of illegal mining activities • A new President and Government have been elected, presenting an opportunity for positive change

Risk is regarded as being imminent with an elevated potential to materialise over the next nine to twelve months

MANAGING AND MITIGATING RISKS (CONTINUED)

  

Potential consequences	Mitigation action plan	Expected outcome and residual risk
RISK 8: Critical skills and talent retention *		
• Insufficient talent strength and succession planning pool • Will affect ability to execute and deliver on strategic objectives • Increased labour costs • Potential impact on productivity and safety levels • Loss of critical skills and talent may impact market and investor confidence	• Pay competitive market-related salaries and benefits • Further broaden short- and long-term incentive measures to include financial and non-financial aspects of performance • Roll-out of the global performance management system aligning roles with strategic plans • Implementation of an integrated talent management and succession planning process across the business which increases coverage ratio for critical skills • Implementation of talent development interventions	• Mitigating factors will contribute to the identification, development and retention of critical skills and talented employees • The various initiatives underway will create a pool of potential leaders and contribute to the creation of a healthy working environment and culture that is aligned with corporate values – 70% of key succession vacancies in the past year have been filled by internal appointments • The evolving global macro-economic landscape has increased the risk associated with losing key skills (technical and non-technical) to companies domiciled outside of South Africa
RISK 9: Excessive debt levels and interest cost		
• Balance sheet stress • Raised cost of capital • Inability to develop strategic growth and development projects • Impeded portfolio options • Breach of debt covenants • Credit rating pressure and increased potential for downgrades	• Proactive and timely approach to refinancing of facilities • Diversified debt sources and instruments as well as tenor • Have one period covenant waiver subject to qualifying criteria • Cost management to preserve cash and support credit metrics/ ratings • Liquidity and cash flow planning • Eliminating remaining portion of high-yield bond (highest interest)	• The likelihood of a financial covenant breach has significantly reduced. • Credit rating agencies have revised our outlooks to Stable and Positive. • Flexibility to deal with operational and economical risk • Core current liquidity is provided by the $1bn revolving credit facility and the A$ revolving credit facility both of which are available to 2019.
RISK 10: Legacy occupational and community health compensation claims/litigation		
• Impacted employee well-being • Financial impact • Market capitalisation reduction • Reputational damage	• Defend all claims on their merits • Participate in industry working group on occupational lung diseases (OLD) to formulate a comprehensive and sustainable solution to OLD • Entered into a settlement agreement with claimants' counsel for full and final settlement with no admission of liability of about 4,400 individual claims brought against both AngloGold Ashanti and Anglo American South Africa	• Out-of-court settlement • Identification of a comprehensive and sustainable solution to OLD • Establish a "legacy fund" that will pay "top-up" amounts to former mine workers • Transfer employees from ODMWA to COIDA** • Improve administrative process at MBOD and CCOD**

* Risk is regarded as being imminent with an elevated potential to materialise over the next nine to twelve months.
** See Glossary of Terms for full names.



MANAGING AND MITIGATING RISKS (CONTINUED)

The top group risks are depicted alongside AngloGold Ashanti's strategic objectives that could be adversely affected should the risk(s) materialise. In addition, the risk appetite per strategic building block is stated.



'Cautious with a preference for safe delivery'

- Labour-related stoppages
- Obuasi investment risk
- Security of power supply and rising cost power in South Africa
- Operational and safety underperformance negatively impacting improved track record
- Elevated political and country risk profile in core production areas
- Asset integrity failures and compromised reliability at South African operations
- Capital projects

'Flexible and willing to take strongly justifiable risks'

- Adverse gold, commodity and currency movements
- Labour-related stoppages
- Inability to develop projects to bring Ore Reserves to account
- Legacy occupational and community health compensation claims/ litigation
- Capital projects

'Cautious with a preference for safe delivery'

- Adverse gold, commodity and currency movements
- Excessive debt levels and interest cost
- Labour-related stoppages
- Legacy occupational and community health compensation claims/ litigation
- Operational and safety underperformance negatively impacting improved track record

'Flexible and willing to take strongly justifiable risks'

- Adverse gold, commodity and currency movements
- Inability to develop projects to bring Ore Reserves to account
- Obuasi investment risk
- Elevated political and country risk profile in core production areas
- Capital projects

'Cautious with a preference for safe delivery' except for safety; 'minimalist and extremely conservative'

- Labour-related stoppages
- Critical skills and talent retention
- Loss of 'social licence to operate'
- Legacy occupational and community health compensation claims/ litigation
- Operational and safety underperformance negatively impacting improved track record



MANAGING AND MITIGATING RISKS (CONTINUED)


TOP GROUP OPPORTUNITIES

We recognise that identifying and managing opportunities is an important component of risk management. The company identifies suitable opportunities – endeavouring to exploit, harness or maximise them – with the aim of creating value from mitigating our risks. This table lists our key opportunities along with the strategy for each.


TOP GROUP OPPORTUNITIES

Type	Opportunity	Strategy
Strategic	Disciplined approach to growth	• Continue with disciplined investment to ensure pipeline of brownfield and greenfield expansions • Maintain diversified portfolio capable of withstanding "single jurisdiction / operation" shocks
	Stakeholder relations	• Enhanced engagement model to build strong stakeholder relationships
	Continued debt reduction to improve flexibility	• Bond repurchase • Diversified sources of funding • Reduced cost and restructured organisation
	Colombia	• Revised tenements strategy with focused exploration funding • Work to ensure that 'social licence to operate' is realised • Partnering options • Optimise expenditure
	Obuasi	• Reduce holding costs • Deliver feasibility study and refine it to ensure optimal returns from high-margin, mechanised operation • Ensure buy-in for redevelopment from all stakeholders including government • Find optimal funding structure and test market for potential value-creating joint venture
	Business planning and portfolio optimisation processes	• Sound business planning with top-down goals • Portfolio rationalisation and optimisation
	Asset sale or joint venture for full value	• Potential to realise full value of operating asset in cash for sale or joint venture • Increased ability to deleverage in a value-enhancing manner
Operational	Improving production mix	• Improved efficiencies and mine plan changes driven through operational excellence initiatives • Inward investment into high-return projects
	Benefits from increase in gold price enhanced by cost reduction	• Actively improve the quality of the portfolio • Focus on margins through initiatives to improve all-in sustaining costs and all-in costs, including Project 500 and the Operational Excellence initiative • Improve leverage to the gold price
	Pursuing key growth opportunities for our asset portfolio	• Focused brownfield exploration activities • Prefeasibility studies for life-of-mine extensions and improved recoveries
	Technology step-change in South Africa	• AngloGold Ashanti Technology and Innovation Consortium • Proof of concept work relating to geological drilling, reef boring, ultra-high strength backfill and haulage boring machines [1] • Stakeholder identification and engagement
	Benefits from weaker currencies and lower oil price	• Demonstrate leverage at operations most exposed to declining currencies • Demonstrate leverage at operations that use most oil/diesel

[1] Refer to Planning for the future



SECTION 4

PERFORMANCE REVIEW



We present our financial and operational performance for the year, an update of our natural capital – Mineral Resource and Ore Reserve – and what is done to improve existing portfolio quality and to create long-term optionality.

Picture: Tropicana, Australia

CFO'S REVIEW



Christine Ramon:
Chief Financial Officer


View CV

AngloGold Ashanti's strategy remains on track with a focus on generating free cash flow on a sustainable basis. This is the second consecutive year of free cash flow generation, which saw a 97% improvement on the free cash flow levels achieved in 2015.

Having delivered improvements in production and cost structures, together with balance sheet flexibility, management will continue to work to strengthen the foundation of the business by unlocking value at its internationally diverse portfolio of assets. The extraction of value through high-return, low-capital projects with relatively accelerated payback periods, will become the next source of improved cash flows and portfolio quality enhancements. These, in turn, will assist in driving sustainable cash generation from the business.

Free cash flow for the year under review was $278m, nearly double the $141m achieved in 2015, after meeting $30m in once-off costs to redeem the high-yield bonds. Free cash flow was assisted by a strong turnaround in the production performance in the second half of the year, a higher gold price achieved and lower interest payments.

Net cash inflow from operating activities for the year under review ended at $1,186m, $47m more than the $1,139m achieved in 2015. After three consecutive years of a drop in the gold price, the year under review was marked by a partial recovery with the average price received increasing by $91/oz or 8% over the course of the year. This improvement in the average gold price received was partly offset

Free cash flow of $278m up 97% from 2015 (after once-off bond redemption costs)	$1.25bn high-yield bonds fully redeemed, reducing debt levels and interest costs and improving free cash flow
Production of 3.628Moz, within original market guidance	Total cash costs of $744/oz and all-in sustaining costs of $986/oz, within revised market guidance (original market guidance revised primarily due to strengthening of local currencies)
Adjusted headline earnings of $143m, up 192% from $49m in 2015	Reduced net debt level of $1.92bn and improved net debt to adjusted EBITDA ratio of 1.24 times
Dividends of 130 South African cents per share (~10 US cents per share) resume after a three-year hiatus	Proven and probable gold reserves at year end of 50.1Moz, substantially offsetting depletion



Picture: Siguiri, Guinea



CFO'S REVIEW (CONTINUED)

by a decrease of 319,000oz or 8% in group attributable production (from continued and discontinued operations).

The all-in sustaining cost per ounce came under pressure during the year under review increasing by $76/oz or 8%. This however, still reflects our continued cost discipline and our exposure to weaker local currencies in some jurisdictions. Unfortunately, this was offset by increases in sustaining capital expenditure, inflation and exploration costs, and the decline in production levels year-on-year.

The balance sheet remains robust, with strong liquidity comprising $950m undrawn on the $1bn US dollar syndicated RCF, $60m undrawn on the $100m US dollar RCF, A$265m undrawn on the A$500m Australian dollar RCF, approximately R2.2bn available from the South African RCF and other facilities and cash and cash equivalents of $215m, as at the end of December 2016. We continued to make inroads in reducing our net debt position.

As was the case in prior years, the group remains committed to finding a long-term solution for Obuasi in Ghana.

Our taxation exposures continue to decrease during the year through considerable effort on our side. Our transparent group tax policy revised at the end of 2015 supports a low risk

approach in dealing with tax matters across the various jurisdictions in which we operate.

POSITIVE CASH FLOW MOMENTUM

We continue to deliver on our strategy of improving free cash flow in a volatile environment as can be seen from the graph alongside.

The positive cash flow momentum over the past three years has given us comfort regarding sustainable free cash flow generation in our business, despite significant volatility in the gold price. This is the second year in a row that we ended free cash flow positive on an unadjusted basis at $278m in 2016 and $141m in 2015. We also saw a year-on-year increase in unadjusted free cash flow of 97%, which is a significant achievement given the volatile environment in which we had to operate during the year under review.

As a result of the sustained free cash flow generation, the board has approved the resumption of the payment of an annual dividend. The declaration of the dividend, although modest at ~10 US cents a share, reflects management's commitment to capital discipline, prioritising shareholder returns and its confidence in the ability of the business to sustain free cash flow generation, in a volatile economic environment. Our dividend policy is based



FREE CASH FLOW GENERATION
Adjusted FCF ($m)

(666) 2012 | (1,064) 2013 | 142* 2014 | 202** 2015 | 308*** 2016

* 2014 Adjusted for Obuasi redundancy costs and Rand Refinery loan
** 2015 Adjusted for bond redemption premium of $61m on part settlement of $1.25bn high-yield bonds
*** 2016 Adjusted for bond redemption premium of $30m on settlement of the remainder of the $1.25bn high-yield bonds

on 10% of free cash flow generation pre-growth capital expenditure, subject to the board's discretion taking into consideration prevailing market conditions. the strength of our balance sheet and our future capital commitments.

FOCUSING ON MARGINS

We continue to focus our efforts on driving operational excellence and cost efficiency across our business, regardless of the gold price environment in which we operate and over which we have no control.

Our focus remains on improving margins despite gold price volatility, currency headwinds and lower grades. Both our

all-in sustaining cost and all-in cost margins remained steady compared to last year at 21% and 14%, respectively. This is evidence of a group committed to improving efficiencies and widening, or at least maintaining, margins regardless of a lower gold price.

We will continue to work towards widening these margins, by focusing on the controllable factors, in particular:

- stringent cost management
- reinvestment in low-capital, high-return opportunities within our business
- driving our Operational Excellence programme, i.e. considering innovative ways to improve efficiencies at our operations

CFO'S REVIEW (CONTINUED)



NET DEBT AND NET DEBT TO ADJUSTED EBITDA



Last-12-months adjusted EBITDA ratio based on restated results

UNDRAWN FACILITIES*
At 31 December 2016



$1.576bn

* Total calculated with ZAR facilities at R13.7311/$ (excluding DMTNP), AUD facility at 0.7215$ to A$

CONTINUED FINANCIAL FLEXIBILITY

The net debt levels in the group fell by a further 13% from last year mainly due to the strong free cash flow generation on the back of lower interest costs and the higher gold price received. Going forward, we expect our positive cash flow momentum to continue to benefit from efficiency improvements as well as the leverage to gold price, despite potential local currency headwinds.

Our net debt to adjusted EBITDA ratio of 1.24 times reflects ample headroom to our covenant levels of 3.5 times net debt to adjusted EBITDA. Our balance sheet remains robust with strong liquidity, sufficient undrawn facilities and long dated maturities, providing the financial flexibility required in the current volatile environment, while positioning the group to remain self-sufficient with regards to its low-capital, high-return reinvestment opportunities as well as to resume the payment of an annual cash dividend.

DELIVERY AGAINST 2016 FINANCIAL OBJECTIVES

1. Maintain our focus on cost and capital discipline to deliver competitive all-in sustaining costs and all-in costs

The group over the last couple of years adopted a number of measures focused on sustainably reducing the cost associated with producing gold. These initiatives have covered a broad spectrum of activities, including a greater focus on capital allocation and project delivery, as well as enhanced recoveries, while internal cost reduction efforts continued simultaneously. We have seen all-in sustaining costs fall 24% from 2013 to 2015; however this trend reversed in the year under review with all-in sustaining cost coming in at $986/oz, up from $910/oz in 2015. The increase in the all-in sustaining cost reflects the effect of a 15% decline in grades, coupled with safety-related stoppages in South Africa, which negatively affected our year-on-year production. However, despite these operational concerns, the all-in sustaining cost continues to reflect our strong cost discipline and the effect of weaker local currencies in certain of the jurisdictions in which we operate.

Our Project 500 cost reduction project introduced in prior years has been embedded into a wider-focused Operational Excellence Programme, which we continue to actively roll-out across all of our operations.

2. Further enhance margins and cash flow through continuing focus on self-help measures and efficiency improvements, and further benefiting from weaker currency and oil prices

Our margins on total cash costs (40%), the all-in sustaining cost (21%), and all-in cost (14%) remain stable on a year-on-year basis and we will continue to manage these margins at acceptable levels, in spite of them coming under pressure in 2017 due to the significant forecasted increase in our sustaining capital expenditure. This increased expenditure is required to ensure that we continue to maintain and improve our margins and cash generation ability in years thereafter.

Cash flow improvements have been noted in both 2015 and 2016, despite a volatile gold price and two successive years of lower production, mainly the result of weaker local currencies and the benefits of the operational excellence initiatives. As indicated before, free cash flow for the year, on an unadjusted basis, amounted to $278m, a second consecutive year of positive free cash flow.

CFO'S REVIEW (CONTINUED)



ALL-IN SUSTAINING COSTS, ALL-IN COSTS AND AVERAGE GOLD PRICE
($/oz)

Legend: All-in sustaining costs* | Average gold price | All-in costs*

| 2012: Q4 | 2013: Q1 Q2 Q3 Q4 | 2014: Q1 Q2 Q3 Q4 | 2015: Q1 Q2 Q3 Q4 | 2016: H1 H2 |

Y-axis: 700, 900, 1,100, 1,300, 1,500, 1,700, 1,900, 2,100

* World Gold Council standard adjusted to exclude stockpile write-offs.

The weakening of the South African rand, Argentinean peso, and Brazilian real was beneficial to us given that most of our cost base in those countries is denominated in the local currencies, while our gold is sold in US dollars.

Our sensitivities to the oil price and local currencies, which are issued with caution, are as follows:

- Every 10% average change in our currency basket impacts input costs by ~$60/oz; and
- Every 10% change in the average Brent crude oil price impacts input costs by ~$4/oz.

3. Further decrease in Obuasi expenditure, thereby reducing holding costs, while investigating alternative options

In early February 2016, following the incursion of hundreds of illegal miners inside the fenced area of the Obuasi mine site, AngloGold Ashanti Ghana, our subsidiary that owns the Obuasi mine, was forced to declare force majeure and, in the interests of safety, withdrew all employees performing non-essential functions. During 2016, at its peak, an estimated 12,000 illegal miners operated across the previously fenced-off area of the site. A directive to clear the site of illegal mining by 10 October 2016 was given by the Minerals Commission (a Ghanaian government body), which, along with a multi-stakeholder committee it established, prepared alternative sites off the company lease for the miners to relocate to.

On 18 October 2016, the Security Task Force took the first concerted steps to start to restore safety and security at the Obuasi concession.

At each step along the way, AngloGold Ashanti Ghana, was at pains to petition authorities to ensure that the process of clearing illegal mining activity from site should be done with the least amount of force and with full deference to the Voluntary Principles on Security and Human Rights.

Subsequent to year end, as of 13 February 2017, all areas within our fenced operational area have been cleared of illegal miners, and all identified illegal mining holes within the fenced area have been closed. Following a review of the safety, surface and underground conditions, we have notified the Ghanaian authorities that the circumstances that led to the declaration of force majeure no longer exist and as such lifted the force majeure with effect from 13 February 2017.

There remains further work to be undertaken in relation to the removal of the illegal mining activities outside of the fenced area but within the





CFO'S REVIEW (CONTINUED)

Obuasi concession area. Only once that process is complete, and the feasibility study for the redevelopment of the mine has been updated with the relevant information, will the company be in a position to outline its plans for Obuasi.

Concurrently with these developments, a governmental change occurred in Ghana in December 2016 after peaceful democratic elections. The company is in the process of building relations with the new government officials and one of its objectives for 2017 is to drive the current Obuasi situation to a sustainable resolution.

The care and maintenance costs of Obuasi for the year, amounted to $70m and management continues to actively manage these costs in light of the continued pressure on cost reduction.

4. Further decrease in Colombia expenditure, while maintaining optionality and moving projects in that country up the value curve

The group was successful in limiting its exploration expenditure at its Colombian properties, while maintaining its optionality on these projects and moving it up the value curve. For example, the outcome of exploration activities at the Gramalote joint venture to update and refine the geological model progressed to such an extent that it continues to support the completion of a pre-feasibility study by the end of 2017, which in turn would enable the resource to reserve conversion.

The group continues to monitor progress on all the projects in Colombia in addition to the active management of community matters as they arise.

5. Continue to target sustainable cash generation

Our efforts on cost reduction, supported by weaker local currencies in some jurisdictions, assisted us in achieving positive free cash flow for the last two years. We will continue to target sustainable free cash flow generation, despite volatile gold prices, by driving operational excellence and disciplined capital investment across all the operations. In addition, initiatives to optimise working capital inflows such as the recovery of slow remitted value-added taxation rebates and offsetting of indirect taxes, will continue to be pursued.

In accordance with the group's strategy to invest in low-capital, high-return brownfields opportunities, capital expenditure for 2017 is guided at ~$200m higher than 2016 which will impact free cash flow generation. The increase in capital expenditure primarily relates to increased sustaining capital for the Geita and Kibali underground development, a power plant for Geita, stripping at Iduapriem, ore reserve development in Brazil and on the plant recovery improvement project at Sunrise Dam in Australia. Project capital of $120m to $150m primarily relates to the Siguiri hard rock project and a power plant, Mponeng phase 1

and the Kibali hydro power plants. The Sadiola Sulphides project investment decision is subject to the negotiation of favourable fiscal and other terms with the Malian governmental authorities.

In 2018 we expect the sustaining capital expenditure to decline to a level between 2016 and 2017.

6. Reduce the annual interest bill and further deleverage the balance sheet

The successful full redemption of the high-yield bonds on 1 August 2016, further assisted us in reducing our annual interest bill as discussed earlier. This, in addition to our continued free cash flow generation during 2016 allowed us to further de-lever our balance sheet, reducing our net debt to $1.916bn and our net debt to adjusted EBITDA ratio to 1.24 times.

ACKNOWLEDGEMENT

I continue to be supported by a strong and diligent finance team across the group who, through their proactive financial planning, have been able to mitigate some of the adverse consequences relating to the challenging global environment in which we operate. In addition, we have been able to deliver quality financial information to our stakeholders that reflects our objectives and values for long-term success. I would like to thank our strong and enthusiastic financial team for their ongoing support and look forward to the year ahead.

LOOKING AHEAD TO 2017, THE KEY FINANCIAL OBJECTIVES ARE TO:

- Maintain our focus on cost and capital discipline to deliver competitive all-in sustaining costs and all-in costs
- Continue to enhance margins and cash flow through continuing focus on operational efficiencies
- Return to dividend paying status underpinned by sustainable cash generation
- Move to a sustainable resolution at Obuasi
- Execute on low-capital, high-return brownfields projects, while continuing to move long-term projects up the value curve
- Maintain financial flexibility and further reduce our finance costs

Christine Ramon
Chief Financial Officer
22 March 2017



FINANCIAL REVIEW

REVIEW OF GROUP'S PROFITABILITY, LIQUIDITY AND STATEMENT OF FINANCIAL POSITION FOR 2016

		2016	2015	2014
Profitability and returns				
Adjusted headline earnings (loss) [1]	$m	**143**	49	(1)
	US cents per share	**35**	12	0
Profit (loss) attributable to equity shareholders	$m	**63**	(85)	(58)
Return on net capital employed [1]	%	**6**	5	4
Dividends declared per ordinary share	SA cents per share	**130**	–	–
	US cents per share	**~10**	–	–
Liquidity, cash flow and net debt				
Net debt at year end [1]	$bn	**1.9**	2.2	3.1
Free cash flow [1]	$m	**278**	141	(112)
Adjusted earnings before interest, tax, depreciation and amortisation (Adjusted EBITDA) [1][3]	$bn	**1.5**	1.5	1.6
Net debt to Adjusted EBITDA [1][3]	Times	**1.24**	1.49	1.94
Operational metrics				
Gold produced (from continued and discontinued operations)	Moz	**3.63**	3.95	4.44
Average price received	$/oz	**1,249**	1,158	1,264
Total cash costs [1]	$/oz	**744**	712	785
All-in sustaining costs [1][2]	$/oz	**986**	910	1,020
All-in costs [1][2]	$/oz	**1,071**	1,001	1,114
All-in sustaining cost margin [1][2]	%	**21**	21	19

[1] Non-GAAP measures
[2] Excludes stockpile write-offs
[3] The adjusted EBITDA calculation is based on the formula included in the revolving credit facility agreements for compliance with the debt covenant formula



FINANCIAL REVIEW (CONTINUED)

PROFITABILITY AND RETURNS

Production of 3.628Moz, from continuing operations, was within the original guidance for the year ended 31 December 2016 at a total cash cost of $744/oz, compared to production of 3.830Moz, at a total cash cost of $712/oz for the year ended 31 December 2015. Production was negatively impacted by weaker production from: the South African operations largely as a result of safety-related stoppages; lower grades from: Kibali; a planned decrease in head grades at Tropicana and Geita; and Obuasi being in care and maintenance for all of 2016. Offsetting these negative impacts, Mponeng and Moab Khotsong in South Africa delivered increased production for the year together with Iduapriem and Siguiri in the Continental Africa region, and Sunrise Dam in Australia. Mponeng delivered the largest improvement, with a 16% increase in production and a 14% decrease in the all-in sustaining cost year-on-year.

In the South African region, the decline in production was mainly due to lower underground tonnes mined and lower grades over the period, with the most significant decrease at TauTona. The operational performance for the year under review was predominantly impacted by a range of safety-related stoppages across all operations resulting in an estimated loss of 104,000oz, with TauTona, Moab Khotsong and Kopanang most affected.

The Continental Africa region recorded a solid performance despite no contribution from Obuasi (currently under care and maintenance), operational challenges encountered at Kibali during the first half of 2016 and planned lower recovered grades at Geita, while Morila, nearing closure, is now treating lower grade marginal and tailings grade ore.

Production for 2016 in the Australasia region was impacted by a lower contribution from Tropicana, mainly due to the first phase of grade streaming coming to an end in December 2015. However, the processing plant throughput was higher for the period following completion of the plant optimisation project. Production at Sunrise Dam increased due to higher mill throughput and an increase in head grade as the large Dolly stope was brought into production.

In the Americas region, production volumes were mainly impacted by a lower year-on-year contribution from Brazil, which faced production challenges caused by geotechnical, licensing and geological modelling issues. The mine plan at AGA Mineração was revised accordingly; delivering improved production which helped offset the shortfall from the first half of 2016. The revised mine plan comprised the treatment of additional ore from lower grade zones, partially compensating the production gap with higher tonnage treated. Serra Grande experienced a delay in receiving permits required for the open pit as well as the geotechnical challenges

at the ramp to access high-grade areas at underground Mina Nova, in the Pequizao ore body. Cerro Vanguardia in Argentina achieved its highest annual production in 17 years due to higher tonnes treated at the plant following operational and metallurgical improvements, partly offset by lower grades due to the variability of the mining model.

The all-in sustaining cost came in at $986/oz, up from $910/oz in 2015. The all-in sustaining cost reflects the continued cost discipline and weaker local currencies in some jurisdictions, offset by an increase in sustaining capital expenditure, inflation and exploration costs, all against the backdrop of a 15% decline in grade and safety-related stoppages in South Africa, which led to lower year-on-year production levels.

Earnings improved sharply in 2016 from the previous year. Adjusted headline earnings were up to $143m, or 35 cents per share, compared with $49m, or 12 cents per share in 2015. Net profit attributable to equity shareholders during 2016 was $63m compared with a net loss from continuing operations of $85m a year earlier. The increase in earnings was primarily due to the higher gold price received; weaker operating currencies in Argentina, Brazil and South Africa; continued focus on cost control; interest saving; and a lower effective tax rate; and was partially offset by reduced income from associates and joint ventures.

LIQUIDITY, CASH FLOW AND STATEMENT OF FINANCIAL POSITION

Adjusted EBITDA of $1,548m in 2016 increased by $76m, or 5% from the $1,472m recorded in 2015. The adjusted EBITDA margin expanded to 37.9% in 2016, from 36.7% in 2015. The ratio of net debt to adjusted EBITDA at the end of December 2016 was 1.24 times compared with 1.49 times at the end of December 2015, highlighting the success of AngloGold Ashanti's continued efforts to improve financial flexibility as the current net debt to adjusted EBITDA ratio falls in well below the covenant ratio of 3.5 times which applies under our revolving credit facility agreements.

Net debt fell by 13% to $1.916bn in 2016, from $2.190bn at the end of 2015. On 1 August 2016, AngloGold Ashanti redeemed the $503m outstanding on the high-yield bonds due in 2020 by drawing down $330m from the US dollar $1bn revolving credit facility and the balance from cash on hand. The redemption was executed with the purpose of eliminating the group's highest-cost debt, and reducing both interest payments and the concentration of debt maturities in 2020, while improving free cash flow and introducing additional balance-sheet flexibility. Management has since focused on paying down existing revolving credit facilities at a steady pace.



FINANCIAL REVIEW (CONTINUED)



The dividends declared for the year under review of ~10 US cents per share, will result in an estimated cash outflow in March and April 2017 of $43m. We did not declare any dividends for the 2015 year.

Turning to the statement of financial position and the financing facilities available, the group's principal US dollar and Australian dollar debt facilities are listed below:

- Fully drawn rated bonds – $1.75bn in aggregate – that mature in April 2020 ($700m: 5.375%), August 2022 ($750m: 5.125%) and April 2040 ($300m: 6.5%)
- $1bn syndicated revolving credit facility that matures in July 2019, which is currently $50m drawn
- $100m revolving credit facilities that mature in August 2019, which are currently $40m drawn
- A$500m revolving credit facility originally earmarked for the construction of the Tropicana project that matures in July 2019, of which A$235m was drawn at year-end. The facility was utilised during 2016 to contribute to the redemption of the high-yield bonds
- R1.5bn South African revolving credit facility that matures in December 2018, and R1.4bn South African revolving credit facility that matures in July 2019 – the two facilities were R1.2bn drawn at year end
- R500m overnight bank lending rate South African demand facility, which is undrawn

We remain subject to an uncertain tax environment. Across the group, we are due refunds for input tax and fuel duties for an amount of $199m (2015: $195m; 2014: $238m), including attributable amounts of equity accounted joint ventures, which have remained outstanding for periods longer than those provided for in the respective statutes. Considerable effort was made to reduce these outstanding amounts. Disclosure of our taxation exposures across the group further supports the transparency of our taxation policy, where we have adopted a low risk approach.



See also p144 for our tax strategy.

More detailed notes and analyses of the group's income statement, statement of financial position and statement of cash flow for 2016 are available in the group financial statements for 2016.

Picture: Sunrise Dam, Australia



FINANCIAL REVIEW (CONTINUED)

FIVE-YEAR SUMMARIES

SUMMARISED GROUP FINANCIAL RESULTS – INCOME STATEMENT

US dollar million	2016	2015	2014	2013	2012
Gold income	4,085	4,015	4,952	5,172	5,943
Cost of sales	(3,263)	(3,294)	(3,972)	(3,947)	(3,765)
Gain (loss) on non-hedge derivatives and other commodity contracts	19	(7)	13	94	(36)
Gross profit	841	714	993	1,319	2,142
Corporate administration, marketing and other expenses	(61)	(78)	(92)	(201)	(288)
Exploration and evaluation costs	(133)	(132)	(142)	(250)	(390)
Other operating expenses	(110)	(96)	(28)	(19)	(47)
Special items	(42)	(71)	(260)	(2,951)	(402)
Operating profit (loss)	495	337	471	(2,102)	1,015
Dividends received	–	–	–	5	7
Interest received	22	28	24	39	43
Exchange (loss) gain	(88)	(17)	(7)	14	8
Finance costs and unwinding of obligations	(180)	(245)	(276)	(293)	(228)
Fair value adjustments on convertible bonds	9	66	(17)	307	245
Share of equity-accounted investments' profit (loss)	11	88	(25)	(162)	(30)
Profit (loss) before taxation	269	257	170	(2,192)	1,060
Taxation	(189)	(211)	(225)	237	(285)
Profit (loss) after taxation from continuing operations	80	46	(55)	(1,955)	775
Discontinued operations					
(Loss) profit from discontinued operations	–	(116)	16	(245)	140
Profit (loss) for the year	80	(70)	(39)	(2,200)	915
Allocated as follows:					
Equity shareholders					
– Continuing operations	63	31	(74)	(1,985)	757
– Discontinued operations	–	(116)	16	(245)	140
Non-controlling interests					
– Continuing operations	17	15	19	30	18
	80	(70)	(39)	(2,200)	915



FINANCIAL REVIEW (CONTINUED)

SUMMARISED GROUP FINANCIAL RESULTS – STATEMENT OF FINANCIAL POSITION

US dollar million	2016	2015	2014	2013	2012
Assets					
Tangible and intangible assets	4,256	4,219	5,088	5,082	8,091
Investments	1,578	1,557	1,553	1,459	1,215
Inventories	756	736	1,524	1,639	1,823
Cash and cash equivalents	215	484	468	648	892
Other assets	348	288	501	846	718
Total assets	7,153	7,284	9,134	9,674	12,739
Equity and liabilities					
Total equity	2,754	2,467	2,871	3,107	5,494
Borrowings	2,178	2,737	3,721	3,891	3,583
Provisions	995	954	1,199	1,115	1,459
Deferred taxation	496	514	567	579	1,084
Other liabilities	730	612	776	982	1,119
Total equity and liabilities	7,153	7,284	9,134	9,674	12,739



FINANCIAL REVIEW (CONTINUED)

SUMMARISED GROUP FINANCIAL RESULTS – STATEMENT OF CASH FLOWS

US dollar million	2016	2015	2014	2013	2012
Cash flows from operating activities					
Cash generated from operations	1,302	1,250	1,343	1,307	2,178
Dividends received from joint ventures	37	57	–	18	72
Net taxation paid	(153)	(163)	(153)	(164)	(453)
Net cash inflow from operating activities from continuing operations	1,186	1,144	1,190	1,161	1,797
Net cash (outflow) inflow from discontinued operations	–	(5)	30	85	172
Net cash inflow from operating activities	1,186	1,139	1,220	1,246	1,969
Cash flows from investing activities					
Capital expenditure	(711)	(667)	(849)	(1,431)	(1,916)
Net (payments) proceeds from acquisition and disposal of subsidiaries, associates and joint ventures	(1)	(12)	42	(466)	(684)
Net (payments) proceeds from disposal and acquisition of investments, associate loans, and acquisition and disposal of tangible assets	(12)	810	(11)	(8)	(70)
Interest received	14	25	21	23	36
Decrease (increase) in cash restricted for use	8	(17)	24	(20)	(3)
Other	–	–	–	–	(50)
Net cash (outflow) inflow from investing activities from continuing operations	(702)	139	(773)	(1,902)	(2,687)
Cash outflows from discontinued operations	–	(59)	(170)	(138)	(88)
Net cash (outflow) inflow from investing activities	(702)	80	(943)	(2,040)	(2,775)
Cash flows from financing activities					
Net (repayments) proceeds from borrowings	(546)	(867)	(144)	864	1,221
Finance costs paid	(172)	(251)	(246)	(200)	(145)
Dividends paid	(15)	(5)	(17)	(62)	(236)
Acquisition of non-controlling interest	–	–	–	–	(215)
Other	(30)	(61)	(9)	(36)	(28)
Net cash (outflow) inflow from financing activities from continuing operations	(763)	(1,184)	(416)	566	597
Cash outflows from discontinued operations	–	(2)	(5)	(6)	(6)
Net (outflow) inflow from financing activities	(763)	(1,186)	(421)	560	591
Net (decrease) increase in cash and cash equivalents	(279)	33	(144)	(234)	(215)
Translation	10	(17)	(16)	(30)	(5)
Cash and cash equivalents at beginning of year	484	468	628	892	1,112
Cash and cash equivalents at end of year [1]	215	484	468	628	892

[1] The cash and cash equivalent balance at 31 December 2013 includes a bank overdraft included in the statement of financial position as part of other liabilities of $20m.



FINANCIAL REVIEW (CONTINUED)

RATIOS AND STATISTICS

	Units	2016	2015	2014	2013	2012
Operating review – gold						
Production from continuing operations	000oz	3,628	3,830	4,225	3,874	3,697
Production from continuing and discontinued operations	000oz	3,628	3,947	4,436	4,105	3,944
Gold sold from continuing operations	000oz	3,590	3,850	4,248	3,862	3,707
Gold sold from continuing and discontinued operations	000oz	3,590	3,965	4,458	4,093	3,953
Continuing operations						
Closing spot price at year-end	$/oz	1,247	1,160	1,266	1,411	1,668
Average gold price received	$/oz	1,249	1,158	1,264	1,401	1,664
Total cash costs	$/oz	744	712	785	836	842
All-in sustaining costs [1]	$/oz	986	910	1,020	1,195	1,285
All-in costs [1]	$/oz	1,071	1,001	1,114	1,466	1,623
Earnings						
Gross profit	$m	841	714	993	1,319	2,142
Gross margin	%	21	18	20	26	36
Adjusted EBITDA [2]	$m	1,548	1,472	1,616	1,525	2,486
Adjusted EBITDA margin	%	38	37	33	29	42
Interest cover	times	10	7	6	6	14
Asset and debt management						
Net debt to adjusted EBITDA [2]	times	1.2	1.5	1.9	2.0	0.8
Continuing and discontinued operations						
Profit (loss) attributable to equity shareholders	$m	63	(85)	(58)	(2,230)	897
Profit (loss) attributable to equity shareholders	US cents	15	(21)	(14)	(568)	232
Headline earnings (loss)	$m	111	(73)	(79)	78	1,208
Headline earnings (loss)	US cents	27	(18)	(19)	20	312
Adjusted headline earnings (loss)	$m	143	49	(1)	599	988
Adjusted headline earnings (loss)	US cents	35	12	(0)	153	255
Capital expenditure [3]	$m	811	857	1,209	1,993	2,322
Net cash inflow from operating activities	$m	1,186	1,139	1,220	1,246	1,969
Free cash inflow (outflow)	$m	278	141	(112)	(1,064)	(666)

See footnotes overleaf



FINANCIAL REVIEW (CONTINUED)

RATIOS AND STATISTICS (continued)

	Units	2016	2015	2014	2013	2012
Asset and debt management						
Equity	$m	2,754	2,467	2,871	3,107	6,082
Net capital employed	$m	5,101	5,190	6,640	5,519	8,420
Net debt	$m	1,916	2,190	3,133	3,105	2,061
Net asset value – per share	US cents	675	609	711	770	1,580
Market capitalisation	$m	4,290	2,877	3,515	4,727	12,025
Return on net capital employed	%	6	5	4	12	15
Net debt to equity	%	70	89	109	100	34
Other						
Weighted average number of shares	million	413	410	408	393	387
Issued shares at year-end	million	408	405	404	403	385
Exchange rates						
Rand/dollar average		14.68	12.77	10.83	9.62	8.20
Rand/dollar closing		13.73	15.46	11.57	10.45	8.45
Australian dollar/dollar average		1.35	1.33	1.11	1.03	0.97
Australian dollar/dollar closing		1.39	1.37	1.22	1.12	0.96
Brazilian real/dollar average		3.48	3.33	2.35	2.16	1.95
Brazilian real/dollar closing		3.26	3.90	2.66	2.34	2.05
Argentinean peso/dollar average		14.78	9.26	8.12	5.48	4.55
Argentinean peso/dollar closing		15.89	12.96	8.55	6.52	4.92

[1] *World Gold Council standard, excludes stockpile write-offs.*
[2] *The adjusted EBITDA calculation is based on the formula included in the revolving credit facility agreements for compliance with the debt covenant formula.*
[3] *Includes attributable share of equity-accounted investments.*



ECONOMIC VALUE-ADDED STATEMENT
For the year ended 31 December

US dollar millions	%	2016	%	2015
Economic value generated				
Gold sales and by-product income [1]	99	4,223	98	4,280
Interest received	1	22	1	28
Royalties received	–	9	–	4
Profit from sale of assets	–	4	–	1
Net income from investments	–	5	1	64
Total economic value generated	100	4,263	100	4,377
Economic value distributed				
Operating costs [2]	44	1,876	43	1,876
Employee salaries, wages and other benefits [3]	26	1,095	27	1,183
Payments to providers of capital				
– Finance costs and unwinding of obligations	4	180	6	245
Corporate taxation				
– Current taxation [4]	5	234	4	192
Community and social investments [5]	1	23	–	15
Total economic value distributed	80	3,408	80	3,510
Economic value retained [6]	20	855	20	867

For detailed information on physical cash payments paid to governments (including all corporate and employee taxes, permits, applications and dividends), refer to the regional reviews.

[1] Gold income from continuing operations increased by 2% as a result of an 8% increase in the gold price received to $1,249/oz in 2016.
[2] Operating cost includes items classified as part of cost of sales; corporate administration, marketing and other expenses; exploration and evaluation costs; other operating expenses; and exchange gains and losses – per the income statement. It also includes indirect tax (recoveries) costs; legal fees (recoveries) and other costs related to contract terminations and settlement costs; and retrenchment and related costs – reported as part of special items in the income statement. Items classified as part of cost of sales include production services and materials; royalties and other production taxes; skills development levies and property taxes; but exclude amortisation of tangible and intangible assets; by-product revenue; employee salaries, wages and other benefits and community and social investments.
[3] Employee salaries, wages and other benefits include all payroll related taxes paid in all jurisdictions in which the group operates.
[4] Current taxation includes normal taxation and withholding taxation on dividends paid per jurisdiction in which the group operates. The breakdown of taxation per country is as follows:

US dollar millions	2016	2015
South Africa	(2)	(13)
Argentina	51	25
Australia	24	25
Brazil	50	61
Ghana	13	–
Guinea	31	17
United States	(7)	(6)
Tanzania	72	79
Other	2	4

[5] Community and social investments exclude expenditure by equity-accounted joint ventures.
[6] Economic value retained excludes impairments and impairment reversals. The economic value retained relates to current year earnings.



REGIONAL REVIEWS
South Africa

AngloGold Ashanti's four South African deep-level mines and surface production facilities are divided into three mining entities – Vaal River, West Wits and Surface Operations – which comprise the following operations:

VAAL RIVER

The two Vaal River mining operations, which share a milling and treatment circuit and are located around 180km from Johannesburg, near the Vaal River, on the Free State-North West Province border, are:

- **Kopanang**, which is bound to the south by the Jersey Fault, has a single shaft system to a depth of 2,334m. It exploits the Vaal Reef almost exclusively, producing gold as its primary output and uranium oxide as a by-product.





MAP
SOUTH AFRICAN OPERATIONS

- **Moab Khotsong**, AngloGold Ashanti's newest South African mine, is located in the Free State and has a single shaft system mining to a depth of 3,100m. Given the geological complexity of the Vaal Reef, the mine's principal reef, scattered mining is employed. Great Noligwa's operating infrastructure and employees have been incorporated into Moab Khotsong since 2015.

WEST WITS

The West Wits mining district's operations, situated south-west of Johannesburg, on the border between Gauteng and North West Province, are:

- **Mponeng**, the world's deepest gold mine and our flagship South African operation, exploits the Ventersdorp Contact Reef (VCR) via a twin-shaft system at depths of between 2,800m and 3,400m below surface. Ore is treated and smelted at the mine's gold plant.
- **TauTona**, with a three-shaft system, exploits the Carbon Leader Reef (CLR) predominantly and the VCR on a small scale through technology, with secondary and tertiary shafts sinking to depths of between 2,700m and 3,300m below surface. Following the full integration of Savuka into TauTona's infrastructure in 2015, mining of Savuka's remaining Ore Reserve continues. To further improve efficiencies and benefit from economies of scale, ore mined at TauTona is processed at Mponeng's gold plant.

SURFACE OPERATIONS

Surface Operations encompasses those facilities at the Vaal River and West Wits operations which process and extract gold from:

- marginal ore dumps on surface
- tailings storage facilities on surface

Surface Operations also includes Mine Waste Solutions (MWS), which operates independently, processing slurry material reclaimed hydraulically from the various tailings storage facilities. Uranium is produced as a by-product, as is backfill for use as mining support in underground mined out areas.



CONTRIBUTION TO REGIONAL PRODUCTION
(excluding technology)

%

West Wits	42
Vaal River	38
Surface Operations	20

URANIUM

The uranium by-product is produced as oxide concentrates (U_3O_8) in the form of a powder extracted from gold-bearing ore. It is then processed into a 'yellow cake' material that is transported in special-purpose secure road tankers from the mine to the Nuclear Fuels Corporation of South Africa (Nufcor) for further filtration and calcining, resulting in uranium diuranate (in slurry form). The final product is shipped to Nufcor's major customers: nuclear electricity generating utilities around the world. Nufcor is a wholly-owned subsidiary of AngloGold Ashanti and is arguably the world's longest continuous producer and marketer of uranium. Uranium makes a small but valuable contribution to AngloGold Ashanti's bottom line.



CONTRIBUTION TO GROUP PRODUCTION

%

South Africa	27
Rest of AngloGold Ashanti	73

REGIONAL REVIEWS (CONTINUED)
South Africa



KEY STATISTICS

	Units	2016	2015	2014
Operational performance				
Tonnes treated/milled	Mt	39.6	36.8	38.4
Pay limit [1]	oz/t	0.37	0.39	0.39
	g/t	13.81	14.38	14.35
Recovered grade [1]	oz/t	0.219	0.225	0.239
	g/t	7.51	7.70	8.19
Gold production	000oz	967	1,004	1,223
Total cash costs	$/oz	896	881	849
Total production costs	$/oz	1,089	1,091	1,087
All-in sustaining costs [2]	$/oz	1,081	1,088	1,064
Capital expenditure	$m	182	206	264
Productivity	oz/TEC	3.56	3.74	4.40
Safety				
Number of fatalities		6	9	4
AIFR	per million hours worked	12.02	10.81	11.85
People				
Average no. of employees: total		28,507	28,325	29,511
– Permanent employees		25,205	25,274	26,056
– Contractors		3,302	3,051	3,455
Training and development expenditure	$m	29	29	37

See footnotes overleaf

PRODUCTION
(000oz)



12	1,212
13	1,302
14	1,223
15	1,004
16	967

PRODUCTIVITY
(oz/TEC)



12	4.19
13	4.47
14	4.40
15	3.74
16	3.56

REGIONAL REVIEWS (CONTINUED)
South Africa

KEY STATISTICS (continued)

	Units	2016	2015	2014
Environment				
Total water consumption	ML	**23,161**	25,182	27,219
Total water use per tonne treated	kL/t	**0.586**	0.685	0.708
Total energy usage	PJ	**10.54**	10.65	11.30
Total energy usage per tonne treated	GJ/t	**0.27**	0.29	0.29
Total GHG emissions	000t CO_2e	**2,864**	2,756	2,981
Total GHG emissions per tonne treated	t CO_2e/t	**0.073**	0.075	0.078
Cyanide used	t	**9,672**	9,573	10,100
No. of reportable environmental incidents		**0**	1	1
Total rehabilitation liabilities:	$m	**95**	95	84
– restoration	$m	**15**	18	12
– decommissioning	$m	**80**	77	72
Community and government				
Community expenditure [3]	$m	**5**	6	8
Payments to government	$m	**106**	105	144
– Taxation	$m	**–**	4	16
– Withholding tax (royalties, etc.)	$m	**5**	5	18
– Employee taxes and other contributions	$m	**93**	89	100
– Property tax	$m	**4**	3	5
– Other (includes skills development)	$m	**4**	4	5

[1] Refers to underground operations only.
[2] Excludes stockpile write-offs.
[3] Includes corporate social investment expenditure.



AIFR
(per million hours worked)

12		13.24
13		12.63
14		11.85
15		10.81
16		**12.02**



TOTAL CASH COSTS AND ALL-IN SUSTAINING COSTS
($/oz)

12		873
12		1,189
13		850
13		1,120
14		849
14		1,064
15		881
15		1,088
16		**896**
16		**1,081**

Total cash costs   All-in sustaining costs



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South Africa

OPERATIONAL PERFORMANCE

PRODUCTION

Production from the South Africa region was 4% down on 2015 due to the lower volumes mined, a result of safety-related stoppages, reduced levels of productivity and a decline in underground yield. The most significant grade decline was at TauTona. Overall, production lost by the South Africa region due to safety stoppages was 104,000oz in 2016, mostly at Kopanang, Moab Khotsong and TauTona. To mitigate these disruptions, implementation of our four-pillar safety strategy continues.

At **West Wits** Mponeng delivered the best performance in the region, with a 16% year-on-year improvement in production following the successful implementation of the so-called 'de-risk plan', which effectively called for the withdrawal from certain mining areas where analysis showed elevated risk levels, and the establishment of critical infrastructure to support the ramp up in production from the below 120 level project area. Although mining of the higher grade areas declined, Mponeng's production was augmented by high-quality mining practices and an improved mining mix. There were also fewer safety-related disruptions at Mponeng in 2016 compared to the previous year.

TauTona's production was negatively affected by several incidents. A gravity-induced fall-of-ground fatality early in the first quarter of the year halted development work in the affected section for most of the quarter while work was completed to modify and enhance the secondary support standards at all development ends.

A significant seismic event in the Savuka section in April 2016, which caused two fatalities, led to the subsequent suspension of production in most of that section and the level 116 haulage (the access way to two new raise lines), which is expected to remain inaccessible until about the second quarter of 2017, if at all. In addition, a fatal underground locomotive accident in the third quarter resulted in the suspension of operations for a prolonged period while steps were taken to improve procedures and ensure safe working conditions.

Production at the **Vaal River** operations remained largely unchanged at 371,000oz. A 10% year-on-year increase in production from Moab Khotsong offset the decline at Kopanang. At Moab Khotsong, increased production was driven by higher volumes mined, additional face length availability, a 5% increase in the mine call factor (MCF) and the higher underground grade mined during the year.

However, production was hampered by safety-related stoppages in the second quarter of the year and decreased production from Kopanang, a result of lower volumes and a 6% decrease in grade mined. Lower volumes mined were attributed to reduced efficiencies given that mining is largely conducted at the extremities of the operation, causing significant travel times to production areas. To mitigate this, the mining cycle has been modified to allow for more efficient use of the limited face time available. The decline in underground grade was expected as the mining fronts move towards the lower grade western areas.

While tonnage throughput for the year increased by 7% at **Surface Operations**, lower feed grades and recoveries resulted in decreased production year-on-year. Optimisation of the plant circuit to improve recoveries continued. Recommissioning of the uranium plant began in the third quarter with uranium production recommencing in August.

As stockpiles of high-grade, hard-rock material were depleted during the year, processing of lower-grade tailings increased, contributing to the decline in feed grades. This posed significant challenges to the operation. As mitigation, a blending strategy was initiated and in an effort to optimise the ratio of marginal ore dump and tailings material at

the plant, and to mitigate the lower than anticipated grade fed into the Savuka plant.

Additionally, a project was launched to screen and truck marginal ore from Moab Khotsong to further improve the grades.

COSTS

The focus at all the South African operations was on identifying projects to both rationalise off-mine costs and drive on-mine efficiencies. The consolidation of the region's operations into three operating entities, to eliminate any duplication of services and management, is now complete. Additionally, Project 500 benefits have helped mitigate the impact of lower production on costs and grade, and had a positive impact on free cash flow.

In 2017, the focus will be on implementing a global shared-services centre (GSSC) for finance and procurement disciplines to enable the region to benefit from improved administrative, financial, process and purchasing efficiencies. A review of all the region's commodity and services contracts to re-align contract costs with market dynamics and fair value pricing has identified a possible value-add of approximately R600m. The GSSC is currently reviewing the realisation of this value which will assist the region in reducing its cash costs.



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South Africa



GROWTH AND IMPROVEMENT

Mponeng

Phase 1 of Mponeng's below 120 level project is in its production build-up phase. Infrastructure development on 123 level progressed according to schedule with four raise lines holed during the year. Construction of capital infrastructure, execution of Ore Reserve development and logistical efficiency improvements all proceeded as planned. Ramp up to steady-state Ore Reserve development is expected to begin in the second half of 2017, once ore handling infrastructure has been commissioned.

The Mponeng life-of-mine extension project will be advanced to feasibility stage with the related study scheduled to be completed by mid-2018. This follows concept and prefeasibility studies on a CLR extension project that were undertaken during 2016, the results of which were presented to the board early in 2017. Critical path activities will continue on the project throughout 2017.

The project design intends to establish a sub-vertical shaft extension to access the majority of the CLR and VCR ounces (excluding phase 1) below the current 120 level through to a single common infrastructure. This contrasts the phased approach previously envisaged to access the ore body via a series of ramp and decline extensions with independent focus on each of the ore bodies. Most of the revised approach to phase 2 includes ramp up of development and other preparatory work for shaft sinking and access development. This phase of the project is expected to access six levels on the CLR and four levels on the VCR by means of a vertical shaft extension.

Phase 2 commissioning of the surface substation was completed by Eskom at the end of 2016 and other activities continued, including equipping of the inter-level ice hole, construction of the 116 level substation and the water handling infrastructure complex on 121 level.

Zaaiplaats

Initial development of project Zaaiplaats at Moab Khotsong was undertaken to facilitate exploitation of additional ore blocks adjacent and contiguous to current mining areas. The most important are the lower mine blocks (Zaaiplaats and areas A, B and C), located southwest of current mine infrastructure and extending below the existing mine. Over the past few years, the decline in the gold price, together with changes in key parameters and economic assumptions, reduced the economic viability of this project and it was placed on hold. While Zaaiplaats is included in Moab Khotsong's life-of-mine plan and Ore Reserve base, it is currently the subject of a prefeasibility study that seeks to improve its investment case.

CAPITAL EXPENDITURE

Overall, capital expenditure in the region declined by 12% year-on-year due to a decline in the value of the rand. Capital expenditure in rand terms remained in line with last year, due to the sustained focus on capital discipline, efficient project delivery and delays caused by safety-related stoppages. However, project capital increased following approval of additional capital for phase 2 and in alignment with the decision to maintain the critical path infrastructure schedule with the revised feasibility study for the Mponeng life-of-mine extension project scheduled to be concluded by mid-2018.



By the Grace of God
MOAB KHOTSONG MINE
has achieved
1 000 000 FFS
Congratulations!
Safety & Health is our FIRST VALUE!
2016 - 05 - 11
We make it Happen

SUSTAINABILITY PERFORMANCE

PEOPLE

Safety

At AngloGold Ashanti, the safety of every employee remains the highest priority. It is a commitment we will continue to demonstrate across our global portfolio, including the world's deepest mines we operate in South Africa. Over the past decade, AngloGold Ashanti has reduced operating fatalities by more than 80% and improved the all injury frequency rate (AIFR), the broadest measure of workplace safety, by more than two thirds. We will not relent in our endeavours to prevent harm to employees.

Improvements in the past decade are due to a focus on improved operating and safety systems as well as technologies, and an emphasis on ensuring that every person in the company is keenly aware of identifying and avoiding risk. In an environment where minor missteps can have catastrophic consequences,

Picture: Moab Khotsong, South Africa



REGIONAL REVIEWS (CONTINUED)
South Africa

it is critical that we not only relentlessly identify and eliminate hazards but that we instill a culture that prizes safety above all else. We have made encouraging strides in this regard and will continue to seek improvements.

Given the safety challenges faced by the region, the AIFR was 12.02 per million hours worked for the year ended December 2016 compared to 10.81 per million hours worked in 2015.

Regrettably, six fatalities occurred in the South Africa region in 2016. Two of these occurred at TauTona and two at the Savuka section following fall-of-ground and tramming incidents in which Messrs. Joseph R Khalla, Nkosefikile Melitafa, Tlelaka Bernard Ntisa and Tumelo J Qamele lost their lives. A further two fatalities occurred following falls-of-ground related incidents, in which Leronti N Mahlakeng at Mponeng and Ramphoko Dominika Chere at Kopanang lost their lives. We extend our condolences to the families, colleagues, friends and communities of the departed.

Despite safety incidents, 2016 delivered the second best safety performance in our history with respect to fatal accidents and the fourth quarter of the year was fatality free. At year end, the South Africa region had recorded 158 fatality-free days. While this demonstrates some success in the implementation of our safety strategy, we remain vigilant to ensure that we continue to make gains in this most important area.

Mitigation measures are in place to avoid recurrences and to eliminate disruptions. Our safe production strategy focuses on developing a business culture that, in the short term, delivers predictable control of safe production through a highly effective and compliant organisation, led by an interdependent and pro-active leadership team striving over the long term to deliver an interdependent and resilient organisation. Our four safety pillars, the 'strategy enablers', are knowledge and skills, behaviour and attitude, planning work and removing people from risk. This safe production strategy has been coupled with greater use of the latest technologies to monitor and mitigate risk.

Significant safety milestones recorded during the year include one million fatality free shifts at Mponeng, Kopanang, Moab Khotsong and the Regional Services Department, and two million fatality-free shifts for the Vaal River as a whole. Moab Khotsong achieved a full calendar year without a fatality in September, and Surface Operations achieved a full year with no lost-time injury. The Savuka gold plant won South Africa's coveted JT Ryan Award for operating without a fatality since 1961.

At AngloGold Ashanti, we value close co-operation with all role players in the mining industry, including our employees and partners in organised labour, as well as the regulator, the DMR. We believe it is crucial to the well-being of every employee that this relationship

is not only professional and respectful but also tightly bound by the laws and regulations that govern the industry.

We continue to seek dialogue with the DMR at every level with the primary aim of improving safety and ensuring fair and proportional application of safety legislation. Where there is disagreement, we will continue as always to use the proper appeal mechanisms and legal remedies available under the Mine Health and Safety Act and associated legislation. We believe that, with close co-operation among stakeholders and fair application of regulations with due regard to proportionality, as well as continued vigilance in an unpredictable operating environment, we can further improve on the safety gains made in the past decade.

Employee engagement
The South Africa region, introduced a new operating model that is aimed at laying the foundation for a sustainable future for the region by optimising shorter-life operations and ensuring optimal cost structures that will allow the longer-life operations to deliver the appropriate returns. This process is expected to run over the next five to seven years. In line with continuous employee engagement, we are managing this process through the plenary – a forum at which management and our employees' organised labour representatives meet to discuss actions to give effect to the employee transition framework. Through this process, employees will be affected either

through transfers, contracting of some non-core functions, or redundancy. We also use the joint management and organised labour future forum to meet our regulatory obligations in line with our social and labour plans. Each operating unit has a labour management committee in place to implement the decisions taken at plenary and future forum sessions.

Plenary sessions were held during the year, with the Chief Operating Officer: South Africa briefing all management employees and engaging with executives of organised labour. The transfer of identified finance and supply chain employees to the new Global Shared Services department also started during the year.

The number of employees in the South Africa region increased from 28,325 in January 2016 to 28,507 at year end. This increase is as a result of the re-instatement of the Moab Khotsong employees who are AMCU members, following the Labour Court ruling at the end of 2015.

Employee indebtedness
Indebtedness remains a source of profound stress for many South African mine workers who support extended families. Our Masidibanise Izandla – 'Let's join hands: Managing today, for tomorrow, together' – programme continues to address this challenge by providing accessible financial management assistance. During 2016, the following was achieved:



REGIONAL REVIEWS (CONTINUED)
South Africa



- The number of emolument attachment orders decreased by a further 34% (amounting to employee debt reduction of approximately R2.2 million). These orders were terminated resulting in employees being debt free
- 15,103 employees attended financial awareness training
- Termination of the emolument attachment orders for 43 employees were approved
- Continuing discussions with a third party on termination of the pay file system had a positive outcome, with employees having more than one loan with a third party being identified. After a series of meetings, the third party agreed to terminate and write-off loans totalling R712,000 for 77 employees

Labour relations

The South African mining industry, particularly the gold sector, experienced relative peace and stability with regard to labour relations in 2016. The three-year wage agreement signed in 2015 remains in force until 2018. During the year, AngloGold Ashanti continued to engage all unions to ensure that obligations of the agreement are implemented. Work emanating from the wage negotiations included:

- A retirement task team recommended that the current retirement age of 60 years for gold miners, underground artisans and underground officials be retained. These employees will have the option to extend their retirement age to 63 years, should they comply with certain conditions, such as passing a company medical examination and work fitness assessments as and when required

- In co-operation with unions, initiatives are in place to promote business sustainability and to make progress on social issues. These initiatives include ways to enhance operational efficiency, alternative work and shift arrangements, addressing indebtedness and home ownership

- An expert was appointed to conduct an investigation and report to stakeholders on the extent of the current organisation design in the gold sector in relation to the applicable grading system

During the year, there was no loss of production due to strike action in the region. AngloGold Ashanti has a constructive and robust relationship with all organised labour unions, including the Association of Mineworkers and Construction Union (AMCU), the National Union of Mineworkers (NUM), Solidarity and UASA.

All unions participated fully in the various statutory and ad hoc committees at which employee related issues were deliberated, as well as in the plenary sessions to discuss implementation of key processes of the employee transition framework.

On 21 February of 2017, the Constitutional Court ruled in favour of South Africa's gold producers' ability to extend wage agreements to AMCU and its members in terms of Section 23(1)(d) of the Labour Relations Act. This was AMCU's final opportunity to appeal this verdict, originally passed down by the Labour Court. The ruling reinforces one of the primary tenets of collective bargaining, in that agreements by the majority of employees win the day. It also in effect confirms that employees are employed by the company, i.e. AngloGold Ashanti, and not by their individual workplaces, for example, Mponeng mine.

Employment equity and transformation

The South African mining industry remains fully committed to realising the vision of the National Development Plan and to transformation that sustains and supports the industry, and does not undermine the goals of the MPRDA. All key targets were met by Chamber of Mines' members (including AngloGold Ashanti) in terms of the Mining Charter.

AngloGold Ashanti complies fully with regulatory obligations monitored by both the Departments of Labour and Mineral Resources.

The year-on-year representation of historically disadvantaged South African (HDSA) across all occupational levels increased by 1.5%, with HDSA recruitment increasing by 11% in 2016. We continue to intensify the employment equity implementation process, particularly at management level through, among others, talent management and the development of senior management.

Processes to accelerate opportunities for, and to retain, HDSA employees are in place. Progress will be monitored to ensure the desired results are achieved. Oversight of the employment equity process is undertaken by the Transformation Steering Committee and driven by the region's management.

HEALTH
Employee wellness

The gold mining industry faces a variety of health challenges and workplace risks, largely due to the nature of ultra-deep, hard-rock, labour-intensive mining that is compounded by the relatively high incidence of certain diseases in southern Africa. A high-level risk assessment (covering contributory causes, consequences and critical controls) of the health risks in the region has been incorporated into the company's 'health risk architecture'. All health risks in the region have been placed into 10 major categories, prioritising the top 12 specific injuries and illnesses that present the greatest health risks to employees. Given the long lag periods associated with most occupational health risks, we aim to review medical risks every two years or more frequently if required.

With increasing national and regional attention given to tuberculosis (TB) across the Southern African Development Community (SADC),

REGIONAL REVIEWS (CONTINUED)
South Africa



the South African Departments of Health and Mineral Resources launched a major TB screening programme across the mining sector: Masoyise iTB ('Let's beat TB'). This campaign aims to screen 500,000 miners for TB annually over the next three years. In 2016, AngloGold Ashanti completed some 27,000 assessments, mobile digital X-rays and symptom screening, which indicate that occupational TB rates of 1.02% within AngloGold Ashanti are gradually declining toward national incidence rates estimated at approximately 0.85%.

Healthcare outcomes

The all occupational diseases frequency rate (AODFR) decreased to 7.18 per million hours worked in 2016 (2015: 12.11) The AODFR includes silicosis, occupational TB, noise-induced hearing loss (NIHL), barotrauma (pressure-related injury to the middle ear following rapid descent/ascent in deep level mines) and all heat-related illnesses. In all, 823 cases of occupational disease were reported during 2016 (71 cases of NIHL; 285 of occupational TB; 120 of heat illness; 216 of barotrauma; and 131 of silicosis).

New TB and HIV rates remain at 10-year lows. Sick leave rates remain stubbornly high in a working population with high incidence of chronic disease.

Dust control measures continued to be effective and our South African operations exceeded the Mine Health and Safety Council milestones for dust control. The number of silicosis cases submitted for compensation declined for another year and early silicosis cases remain at historically low levels.

Gold working group on silicosis

The industry Working Group on Occupational Lung Disease (OLD), which includes AngloGold Ashanti, has held extensive meetings over the past two years with the lawyers of claimants in a proposed class action law suit and key stakeholders in government, labour and industry. The working group's objective is to work with all the relevant key stakeholders to develop a comprehensive solution to silicosis, related litigation and statutory compensation. The working group has been actively involved in a collaborative initiative to explore the legislative reforms required to ensure improved compensation benefits for all employees and ex-employees with OLD. In October 2016, the Integration of Compensation Steering Committee, which includes members of the working group, met with the ministers of Health and Labour, as well as the Deputy Minister of Mineral Resources, to present a report on integration of compensation and recommendations for the next steps to be considered to advance legislative reforms.

Substantive engagements aimed at reaching settlement have been held with the attorneys representing the class action claimants. In November 2016, the working group was also invited to attend a SADC ministers of health meeting in Swaziland and an outreach by the Department of Health and the Swaziland Ex-miners Association to former mineworkers with OLD.

The working group continues to assist the Medical Bureau for Occupational Diseases (MBOD) and Compensation Commissioner for Occupational Diseases (CCOD), which are government departments responsible for certification and compensation of mineworkers with OLD, in terms of the Occupational Diseases in Mines and Works Act (ODMWA), to: determine the financial viability of the ODMWA Fund; address the significant backlog in past claims; improve ongoing processing and payment of claims (the MBOD/CCOD Assistance Project); track and trace former mineworkers; and develop a comprehensive database of current and former mineworkers.

Also see *People are our business* for background on the work done by the Working Group and for updates around the class action law suit.

Total health spend

In 2016, R720 million was spent on health and wellness programmes in the region, R380 million spent on clinics and hospitals through AngloGold Ashanti Health, and the rest on various medical insurance and compensation costs for occupational and non-occupational injuries and illnesses affecting our employees.

Many mining companies have closed their mine hospitals and now outsource hospital care in the private sector. At AngloGold Ashanti, a high-level strategy to outsource health services in a phased approach over a five-year period is under discussion and has been presented to organised labour through the employee engagement forum. Phase 1 will focus on the sale or closure of some hospital and pharmacy businesses, and the decentralisation of primary and occupational healthcare services to the mines.



REGIONAL REVIEWS (CONTINUED)
South Africa



ENVIRONMENT
Environmental performance
The South Africa region continued to improve its environmental performance. The number of reportable environmental incidents for the year declined to zero, from 1 in 2015. Environmental risks remain fully incorporated in the company's business risk management process, operational environmental management systems and regulatory obligations. Surface Operations, including MWS, retained its ISO 14001 certification in 2016 and alignment with the revised 2015 international standard has begun. The new ISO 14001 standard requires greater focus on the organisation's strategic planning processes, leadership, improving environmental performance, life-cycle planning and a more specific communications strategy. Considering that environmental aspects are already part of AngloGold Ashanti strategic planning and business management processes, we do not foresee any major challenges in aligning and converting to the new standard. It is anticipated that the region will be aligned and certified in terms of the new standard by early 2018.

Some of the most noticeable improvement initiatives at the operations were:

- Pollution containment capacity and spillage controls at the MWS plant, as well as a reduction in the frequency and extent of tailings pipeline spillages. The MWS team has been commended for its commitment and efforts in this regard by officials from the Department of Water and Sanitation, as well as external ISO 14001 auditors. This is a significant achievement considering the size of MWS operations spans more than 1,200km², reclaiming 75,000t of tailings daily
- Similar infrastructure improvements and maintenance projects were completed at the Midway process water dam and the pollution control dams at Kareerand TSF; Kopanang; West gold plant, Mponeng and Savuka gold plants and the South Uranium plant

All key environmental authorisations remain in place and are regularly maintained. The South Africa region updated its environmental management programme reports for the West Wits and Vaal River operations at the end of 2016 for approval by the DMR. Compliance with all regulatory requirements is monitored through a comprehensive environmental legal register and a rigorous external assessment process.



Picture: Surface Operations, South Africa

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South Africa



Water management

Mines neighbouring our Vaal River and West Wits operations pose a risk of flooding as pumping underground water has ceased in these operations. Extraneous water poses a physical risk to infrastructure and workers, as well as to adjacent mines, and can have major financial and economic impacts given current pumping costs and potential future liabilities.

AngloGold Ashanti has been able to largely mitigate these risks by taking control of strategic pumping operations, directly or indirectly, at Margaret Shaft and Great Noligwa in the Vaal River and at Covalent (Blyvooruitzicht 4 and 6 shafts) and Savuka in West Wits. By establishing additional pipelines and pumping infrastructure, AngloGold Ashanti has been able to use all of the water at Vaal River, primarily at MWS' tailings reclamation operations. At West Wits, a small portion of the water has been absorbed as process water and the feasibility study into further offsetting potable water use is at an advanced stage.

AngloGold Ashanti is committed to a sustainable solution to the challenges the region faces relating to mine water management and associated opportunities to unlock the benefit from a potential regional water asset that is currently perceived to be a liability. Progress in this area depends on the development of regional mine-water management plans in conjunction with national water authorities and experts, and in collaboration with all potential stakeholders within the areas where AngloGold Ashanti operates. These efforts are strategically structured around water supply companies as primary water suppliers. The South Africa regional team is in ongoing dialogue with regulators, through the government task team for mine closure and water management, to help ensure that all mining companies collaborate and acknowledge accountability for mine flooding and regional mine water management without foisting these liabilities on the last operating mine in each region.

REGULATORY MATTERS

In May 2015, the amended Department of Trade and Industry Codes of Good Practice and the Broad-based Black Economic Empowerment (BBBEE) Act's 'trumping provision' came into effect. In October 2015, the Department of Trade and Industry issued a Government Gazette exempting the mining industry from the BBBEE codes for a period of 12 months to October 2016. This was followed by the Minister of Mineral Resources gazetting the 'Reviewed Broad-based Black Economic Empowerment Charter for the South African Mining and Minerals Industry' (the 'Reviewed Mining Charter 2016') on 15 April 2016 for public comments. The closing date for submission of public comment was set for 31 May 2016. AngloGold Ashanti submitted its own comments to the DMR on 30 May 2016 and was also part of the Chamber of Mines Mining Charter Reference Group, which prepared the industry's submission for approval by the Chamber of Mines Council, submitted to the DMR at the end of May 2016. As per the BBBEE Act as gazetted in October 2015, with the trumping provision, the Mining Charter was expected to come into effect on 31 October 2016, failing which the BBBEE Act takes precedence. It is not, at this stage, clear what the interplay between the Revised Mining Charter and the BBBEE Act and Revised BEE Codes is. The government may designate the Revised Mining Charter as a Sector Code in which case it would be under the auspices of the BBBEE Act, but has not chosen to do so in its government gazette notice of 17 February 2016. Until such determination is made, if at all, the Revised Mining Charter remains a stand-alone document under the auspices of the MPRDA and may become subject to the trumping provision discussed above.

This uncertainty might be resolved either by government clarification in this regard or by the matter receiving judicial attention.

In order to ascertain AngloGold Ashanti's level of compliance against the BBBEE Act and the Codes of Good Practice, in March 2016, the company underwent BBBEE verification by an independent agent. The South Africa region achieved Level 4 status – an improvement from Level 6 in 2012.



For a detailed discussion on labour-related legal challenges and mining legislation and regulations, see Regulatory Matters on page 19.

For AngloGold Ashanti's performance on Mining Charter requirements, see www.anglogoldashanti.com/en/sustainability/MiningCharter/Pages/default.aspx.

STAKEHOLDER ENGAGEMENT
Communities

Several initiatives were undertaken during the year, following successful conclusion and closure of the social and labour plans 2010-2014 for the West Wits and Vaal River operations. These included a social impact assessment of the communities in which AngloGold Ashanti operates (within the Merafong and Matlosana municipalities) as well as the major labour-sending areas of



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South Africa



the Eastern Cape from where many of our employees hail and where social investment initiatives are undertaken. The purpose of the study was to:

- determine the value created since the implementation of the Socio-economic Development Framework and Funding Model in 2012, which was aimed at addressing the five pillars of the framework (land and environment, infrastructure development, social development, economic development and institutional development)
- establish baseline values that can be used as benchmarks going forward and monitor progress over time
- outline stakeholders' key issues or agendas and acquire insight into successes and future requirements
- inform development of the next social and labour plan cycle from 2020 to 2024

Key findings of the study are set out in the <SDR>, covering local and economic development, community human resource development, enterprise development, and social and institutional development.

Community development projects

In the year under review, a total of R88m was spent on community development, of which R5m was towards the Social and Institutional Development Fund, R55m on community human resources, and R28m on local economic development.

Key projects delivered during the year included:

- 30 bursaries were granted to community members to the value of R5.1m, bringing the total number of bursars currently enrolled in tertiary education to 72
- Six vocational and 48 Mining Qualifications Authority bursaries were also granted
- Our internship programme benefited 23 students in 2016 at a cost of R 5.5 million
- A waste recycling project, in partnership with Harmony and Sibanye, each contributing R3 million to the R9 million budget, created 15 permanent jobs and 2,000 indirect jobs for waste pickers
- The Wedela agricultural project, aimed at alleviating poverty and creating sustainable jobs by cultivating various crops, such as tomatoes, peppers, chillies and onions, among others, is located on 26ha of land. The total capital investment is R8 million over three years for the creation of 16 direct and indirect jobs
- The Botshabelo Community Health Clinic Maternity Wing, comprising eight wards, a nursery, pharmacy, reception area and sluice room, was handed over in July 2016. A total of R6 million was invested in this project, which included construction of a 730m² new maternity centre in Khuma, as well as rooms for ante- and post-natal care, a sonar facility, a dispensary, nursery and sterilisation facilities, a staff lounge and two ablution blocks



Picture: *Wedela Agriculture Project, West Wits, South Africa*

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South Africa



- A R500,000 science laboratory at St Johns College in Mthatha is intended to improve performance in mathematics and science, as well as learners' chances to access high-quality tertiary education institutions and sustained success in their fields of study. The project was completed and launched in January 2016

- The AmaMpondo agricultural project, based in Emalangeni, Eastern Cape, was launched in September 2016 with a budget of R6 million over three years. As one of the AngloGold Ashanti Chairman's legacy projects, it is a collaboration with SAB Miller and Agrumart, the implementing agent. More details are available in the <SDR>

- The Chairman's Fund supported education and youth dialogue initiatives for the empowerment of all towards strengthening democracy

- The CSI fund partnered with various NGOs and schools on learner improvement programmes, educator development initiatives for maths and science and early childhood development practitioners, youth training and skills development, and care and support for children living with HIV/AIDS

Current community projects are set out in the <SDR>, including school and agricultural developments, in line with our social development plans. More projects are planned for the 2017 year.

CLOSURE AND LAND MANAGEMENT

On 20 November 2015, the Minister of Environmental Affairs published the Regulations Pertaining to the Financial Provision for Prospecting, Exploration, Mining or Production Operations – Government Notice R. 1147 – (the 2015 Financial Provision Regulations). On 26 October 2016, the Minister published amendments to the 2015 Financial Provision regulations that extended the transitional period to February 2019. The Department of Environmental Affairs has acknowledged the many challenges with the regulations as they stood. In the latest draft revisions of the some of the main issues such as the future of existing rehabilitation trust funds have already been favourably amended and AngloGold Ashanti is confident that the ongoing engagements with the relevant departments through the Chamber of Mines will lead to the company being able to comply with the new regulations once they become effective.

In preparation for implementation and compliance with the regulations, AngloGold Ashanti has appointed an independent service provider to review the region's closure plans in line with the new regulations and to optimise the South Africa region's Vaal River current operating footprint.

The region also embarked on several initiatives to explore alternative land use and closure objectives, focusing on optimising current land use, commercial value and community job creation, including:

- A broad-based livelihoods project in collaboration with a community organisation to target, mobilise and train low-income communities to grow fresh produce and improve livestock management for sustainable food production and income (see details on page 40 of the <SDR>)

- An initiative with the South African General Investment Trust to explore commercial agriculture projects, focusing on bamboo production or similar vegetation to remediate tailings seepage zones, impacted wetlands and tailings footprints.

The contract with Wits Enterprise was renegotiated to maintain the existing phytoremediation (woodlands) projects in the South Africa region concurrently with a number of other remediation projects in 2016. These included an area of more than 150,000m² that was remediated.

Following demolition of the West Acid Flotation and Uranium Plant in 2015, the project team was transferred to the East Acid Flotation and Uranium Plant in 2016 to demolish all redundant infrastructure up to ground level. Around 5,000t of scrap metal have already been removed from the site and this demolition is expected to be completed by December 2017.

Final rehabilitation of plant footprints will be conducted once the areas around the plants are available for rehabilitation.



REGIONAL REVIEWS (CONTINUED)
Continental Africa

AngloGold Ashanti has seven mines in its Continental Africa region, six of which are currently in operation. Of these, AngloGold Ashanti manages four.

Obuasi in Ghana was not operational in 2016 as it is on care and maintenance, having been in limited operations in the prior year. Closure is underway at Yatela in Mali.

DEMOCRATIC REPUBLIC OF THE CONGO

Kibali, one of the largest mines of its kind in Africa, is situated adjacent to the town of Doko and 210km from Arua on the Ugandan border. Kibali is co-owned by AngloGold Ashanti (45%), Randgold Resources Limited (45%) and Société Minière de Kilo-Moto (SOKIMO) (10%), a state-owned gold mining company. Randgold Resources operates the mine.

GHANA

Iduapriem, which comprises the Iduapriem and Teberebie properties in a 110km² concession, is located in the Western Region of Ghana, some 70km north of the coastal city of Takoradi and about 10km south-west of the Tarkwa mine. Iduapriem is an open-pit mine and its processing facilities include a carbon-in-pulp (CIP) plant with a gravity circuit. The gravity feed recovers about 30% of the gold with the remainder recovered by the CIP plant.



Obuasi, which has been primarily an underground operation, mining to a depth of 1,500m, is located in the Ashanti Region, approximately 60km south of Kumasi. Limited mining operations have ceased and the mine is currently on care and maintenance.

THE REPUBLIC OF GUINEA

Siguiri is a multiple open-pit oxide gold mine situated in the relatively remote district of Siguiri, around 850km north-east of the country's capital, Conakry. The gold processing plant treats about 30,000t daily. AngloGold Ashanti holds an 85% interest in Siguiri, with the remaining 15% held in trust for the nation by the Government of Guinea. Siguiri is contractor-mined using conventional open-pit techniques. The area has significant gold mining potential and has long been an area of traditional artisanal mining.

MALI

Morila is a joint venture between AngloGold Ashanti and Randgold Resources in which each has a 40% interest, with the remaining 20% held by the Government of Mali. Randgold Resources operates the mine. Morila is situated 280km south-east of Bamako, the country's capital. The operation ceased mining operations in 2009 and has fully transitioned to a tailings storage treatment operation in quarter four of 2016. The plant, which incorporates a conventional carbon-in-leach (CIL) process with an upfront gravity section to extract the free gold, has an annual throughput capacity of 4.3Mt.

Sadiola is a joint venture between AngloGold Ashanti (41%) and IAMGOLD (41%). The government of Mali owns the remaining 18%. The Sadiola mine is situated in south-western Mali, some 77km south-southwest of the regional capital Kayes. On-site surface infrastructure includes a 4.9Mt per annum CIL gold plant where the ore is eluted and smelted. The mine, which began operating in 1996, has multiple open pits.

TANZANIA

Geita, one of our flagship mines, is located in northwestern Tanzania, in the Lake Victoria goldfields of the Mwanza Region, about 120km from Mwanza and 4km west of the town of Geita. The Geita gold deposit mined solely as a multiple open-pit operation until 2015 and successfully commenced underground mining below the Star & Comet pit in 2016. The mine will continue to operate as a mixed open-pit and underground operation until all open-pittable economic resources are exhausted. The mine is currently serviced by a CIL processing plant with an annual capacity of 5.2Mt. While Geita generates its own power, the operation of its power-generating facility is outsourced and fuel is delivered by road.



MAP
CONTINENTAL AFRICA OPERATIONS

CONTRIBUTION TO GROUP PRODUCTION

%

	%
Continental Africa	36
Rest of AngloGold Ashanti	64



CONTRIBUTION TO REGIONAL PRODUCTION

%

	%
Tanzania	37
DRC	20
Guinea	20
Ghana	16
Mali	7

REGIONAL REVIEWS (CONTINUED)
Contintental Africa



KEY STATISTICS

	Units	2016	2015	2014
Operational performance				
Tonnes treated/milled	Mt	28.2	27.2	29.9
Pay limit	oz/t	0.034	0.036	0.039
	g/t	1.175	1.233	1.345
Recovered grade	oz/t	0.047	0.053	0.054
	g/t	1.46	1.64	1.66
Gold production (attributable)	000oz	1,321	1,435	1,597
Total cash costs	$/oz	717	678	783
Total production costs	$/oz	1,005	900	977
All-in sustaining costs [1]	$/oz	904	815	968
Capital expenditure [2]	$m	291	315	454
Productivity	oz/TEC	20.70	20.61	14.36
Safety				
Number of fatalities		0	1	0
AIFR	per million hours worked	0.51	0.50	1.56
People				
Average no. of employees: total		12,691	11,942	16,070
– Permanent employees		5,331	5,061	8,739
– Contractors		7,360	6,881	7,331
Training and development expenditure	$m	3	3	2

See footnotes overleaf



PRODUCTION
(000oz)

12		1,521
13		1,460
14		1,597
15		1,435
16		**1,321**



PRODUCTIVITY
(oz/TEC)

12		10.97
13		9.97
14		14.36
15		20.61
16		**20.70**

REGIONAL REVIEWS (CONTINUED)

Contintental Africa



KEY STATISTICS (continued)

	Units	2016	2015	2014
Environment				
Total water consumption	ML	**11,911**	16,931	17,582
Total water use per tonne treated	kL/t	**0.428**	0.603	0.553
Total energy usage [3]	PJ	**8.46**	8.41	9.47
Total energy usage per tonne treated [3]	GJ/t	**0.30**	0.30	0.30
Total GHG emissions [3]	000t CO_2e	**682**	694	826
Total GHG emissions per tonne treated [3]	t CO_2e/t	**0.025**	0.024	0.025
Cyanide used	t	**7,693**	8,405	10,549
No. of reportable environmental incidents		**0**	2	4
Total rehabilitation liabilities:	$m	**430**	425	463
– restoration	$m	**262**	261	292
– decommissioning	$m	**168**	164	171
Community and government				
Community expenditure	$m	**8**	6	4
Payments to government	$m	**260**	291	306
– Dividends	$m	**13**	12	16
– Taxation	$m	**76**	97	79
– Withholding tax (royalties, etc.)	$m	**79**	85	108
– Other indirect taxes and duties	$m	**25**	24	27
– Employee taxes and other contributions	$m	**46**	52	69
– Property tax	$m	**1**	1	1
– Other (includes skills development)	$m	**20**	20	6

[1] Excludes stockpile write-offs.
[2] Includes attributable share of equity-accounted investments.
[3] Restated for 2014 and 2015 owing to error in source data.



AIFR
(per million hours worked)

12
2.26
13
1.97
14
1.56
15
0.50
16
0.51



TOTAL CASH COSTS AND ALL-IN SUSTAINING COSTS
($/oz)

12
830
12
1,235
13
869
13
1,202
14
783
14
968
15
678
15
815
16
717
16
904
Total cash costs
All-in sustaining costs



REGIONAL REVIEWS (CONTINUED)
Contintental Africa



OPERATIONAL PERFORMANCE

PRODUCTION

The Continental Africa region maintained consistent performance during 2016 with increased production at Iduapriem, Siguiri and Sadiola offsetting production declines elsewhere in the region. The reduction in output year-on-year is attributable to planned lower recovered grades at Geita as the maiden underground operations ramp up to commercial quantities at average Mineral Resource grades; a setback from plant stability challenges that were encountered in first half of the year in dealing with multiple ore sources at Kibali; completion of treating mineralised waste tonnes and transition to treatment of low grade tailings storage material in the latter part of the year at Morila; and no production at Obuasi, which transitioned to care and maintenance status.

At **Kibali**, production fell 9% from 2015, to 264,000oz. Kibali's performance improved significantly in the second half of 2016 as the plant stability issues encountered in the first half of the year were resolved. Production increased 32% over the first half due to improved plant throughput at higher metallurgical recoveries, following the introduction of satellite open-pits in the fourth quarter which provided higher grade material and greater flexibility in managing the multiple ore sources. The operational challenges encountered in the first half of the year occurred while testing both plant streams to run on sulphides as per the design specification, ahead of the depletion of oxide ore. A drop in recoveries was compounded by a bearing failure on one of the ball mills, causing a sharp drop in production and a steep increase in costs. The introduction of the Kombokolo and Rhino satellite pits in the fourth quarter of the year also helped the recovery in production towards year-end, by adding higher grades and improving mining flexibility. Kibali reported record tonnage throughput in the fourth quarter of the year.

At **Iduapriem**, production increased by 11% year-on-year as a result of mining in deeper, higher-grade areas. This was accompanied by a 9% increase in tonnage treated from higher plant availability, compared to the previous year when the plant had an extended major shutdown to upgrade the semi-autogenous (SAG) mill. Throughput of 5.1Mt for the year was a record for the Iduapriem plant. Total tonnes mined increased by 28% year-on-year to 28Mt in 2016 as the mine commenced a major waste stripping programme to access the ore sources in the Block 7&8 pit that would provide the foundation for the sustainability of the future life-of-mine. The improved performance is attributable to higher plant and mining fleet productivity as well as the efficiency gains stemming from major modifications and repair work completed in the milling circuit in the previous year.



Picture: Geita, Tanzania

REGIONAL REVIEWS (CONTINUED)
Contintental Africa



Siguiri's increase in production was boosted by higher tonnage treated, up 3% as the plant maintained consistent availability relative to the previous period, when it was impacted by unplanned maintenance. This was partly offset by a planned decrease in recovered grade in the first half of the year as lower grade stockpile material was processed while preparations for access to the Area 1 mining zone were being completed. Mining commenced in the higher grade Area 1 zone in the third quarter, with ramp up in the last quarter contributing significantly to increased production in the latter part of the year.

At **Geita**, although there was a 5% increase in plant throughput due to treatment of softer ore and improved plant availability through consistent maintenance of operations, production was down owing to a planned 12% decrease in recovered grade. This was in line with the mining plan which introduced ore sourced from the initial underground operations at the Star & Comet mining area at lower than the average grades. Higher grades are expected to be realised as development progresses and commercial quantities are achieved.

Sadiola maintained production levels consistent with the previous year despite the limited mining flexibility as remaining oxide ore mining sources are depleted. The mine delivered the planned 5% increase in recovered grade, partly offset by a 3% decrease in tonnage throughput as a result of an increase in the treatment of transitional material. Tonnage throughput is flexed with a combination of the limited newly mined ore, marginal ore stockpile sources at lower grades and periodic drawdown from the higher, full-grade ore stockpiles. Plant operations were efficient and consistent, which provided the flexibility to maintain a steady quarterly production and revenue profile.

Morila completed the mining and processing of mineralised waste ore during the year and from the last quarter of the year has transitioned to a full tailings-storage material treatment operation which is expected to continue for the next two years, after which the mine will transition to full closure. Morila delivered a 23% increase in tonnage throughput during the year contributing 22,000oz, as a result of consistent plant availability and treatment of softer ore, thus offsetting the decrease in recovered grade.

COSTS

Overall, all-in-sustaining costs for the region were maintained at the previous year's levels.

Unit costs increased year-on-year with the 4% increase in tonnage throughput not sufficient to mitigate the combined grade-related impact on production. Despite the increased unit costs year-on-year, the region managed to establish a sustainable operating margin, with total cash costs ending at a respectable $717/oz for the year.

Cash costs at Siguiri and Iduapriem decreased year-on-year. At Iduapriem, costs decreased by 9% as a result of greater operational efficiencies and continued cost management initiatives undertaken during the year. The Electricity Company of Ghana has offered Iduapriem a relatively secure quota of power at reduced tariffs which has contributed to maintaining reliable and consistent operations. At Siguiri, benefits were derived from active cost management efforts, while operations were enhanced through increased plant throughput and recovery, as well as managing to an optimal feed blend.

During the year, AngloGold Ashanti consolidated its continuous improvement and operational review processes together with the various cost management initiatives under the umbrella of the 'Operational Excellence' programme, focused on delivering systemic and sustainable operational improvements and aimed at each operation rapidly progressing towards targeted all-in sustaining unit costs that reflect the inherent opportunity and value set within the operation. Operational Excellence principles will leverage the learnings and system opportunities derived through the P500 cost saving initiative with standardised and consistent measurement of operating metrics. The initial diagnostic assessments have been completed at all sites, with opportunities identified either in the stage of implementation or budgeted and planned for implementation in 2017.

GROWTH AND IMPROVEMENT

The Convention de Base, an extension of the stability agreement between AngloGold Ashanti and the Guinean government on Siguiri, was ratified by the government at the beginning of 2017, following access to Area 1 mining zone which was secured mid-year in 2016. The Hard Rock Combination Plant Project, for the expansion and conversion of the processing plant infrastructure will now commence. This will facilitate the processing of harder sulphide ore thereby extending the mine life, lowering costs and increasing production, while also improving exploration potential in the area surrounding the mine. Allied to the mine-life extension project capital has also been approved for the construction of

REGIONAL REVIEWS (CONTINUED)
Contintental Africa



an owner- operated 39MW power plant, which will secure the future power requirements of the mine at lower power unit cost, and further lower the unit costs for the mine.

The updated feasibility study for the mining and treatment of sulphide ores at Sadiola, expected to increase processing plant throughput, lower costs and extend mine life, has been completed with our joint venture partner IAMGOLD. Further work on the project is subject to requisite government approvals, agreements and permits. Discussions are currently underway with ministries of the government of the Republic of Mali with a view to expeditiously achieving these approvals. Capital expenditure for this project is now expected to be $410m, at 100%.

Geita has successfully transitioned to underground mining the Star & Comet mining area. The first full year of underground commercial production will be during 2017 and this will supplement production from open-pit ore sources. Preparatory work to access the Nyankanga underground Mineral Resource has been completed and blasting

operations will begin in 2017. Permitting for Nyankanga was obtained from the government of Tanzania in early 2017. The long-term strategy for Geita is to extend the mine's life by extracting the Mineral Resource utilising both open-pit and underground mining methods. In 2017, the plan is to also replace the mine's original 20-year-old power plant to ensure reliable power supply.

At Iduapriem, plans are underway for an extensive waste stripping campaign at the Teberebie ore body to extend mine life, increase production levels, and lower costs. Major cutbacks commenced at blocks 7 and 8 pit in early 2017. In addition to the waste mining plan, regulatory permits have been obtained for exploratory work at the Nueng pit and to explore for high-grade, low-strip ratio ore bodies within the concession, with a view to further drive costs down and improve efficiencies and margins across the entire operation. To improve plant recovery, the current CIP leaching and adsorption circuit configuration is being modified to a hybrid CIP circuit configuration with commissioning scheduled for the second quarter of 2017.

At Kibali, shaft sinking was completed to a depth of 751.2m and the shaft has been equipped. The focus over the latter part of the year was on off-shaft underground development. First ore from the shaft is expected in the third quarter of 2017. At the Ambarau hydropower plant, commissioning commenced in early February 2017, with first power now rescheduled for the first half of 2017. The Azambi hydropower plant, the third to be built at the mine, was about 10% complete by the end of 2016 and on track to be completed in 2018. This will provide Kibali with 42MW hydropower capacity at much reduced costs relative to thermal power. Off shaft development of the crusher and materials handling system was on track for commissioning of ore in the latter part of 2017. With the commissioning of ore production from the shaft, this will bring an end to Kibali's initial project scope and capital. A new pit was opened at Kombokolo, as mining progressed at Pakaka and Mengu Hill. Plant modifications to add four fine- grinding mills and expand the pump cell circuit are on schedule for commissioning in the second quarter of 2017.

CAPITAL EXPENDITURE

Capital expenditure for the region was lower compared to 2015, with the reduction mainly due to cessation of work on capital projects at Obuasi and reduced spending at Kibali and Geita as major projects approved in previous years were completed and commissioned in the current year. The year's capital expenditure at Geita included the purchase of a fleet of Caterpillar dump trucks for a scheduled retirement of the existing fleet which is nearing the end of its useful economic life.

It is expected that capital expenditure in 2017 will increase as stripping of waste rock begins from the Teberebie ore body to extend the mine life at Iduapriem; construction of the combination plant and associated power plant at Siguiri; underground production is ramped-up at Geita while the mine's power plant is replaced; and additional Ore Reserve development is conducted ahead of a ramp-up in underground production at Kibali.

REGIONAL REVIEWS (CONTINUED)

Contintental Africa

OBUASI – AN UPDATE

In early February 2016, the military contingent that had provided security to Obuasi since March 2013, according to the terms of an agreement between Ghana's military and members of the country's Chamber of Mines, was withdrawn from the site. No reason was given for the withdrawal and Obuasi was the only operation affected among dozens of other mines which benefit from this form of security. Shortly after the withdrawal, the site was invaded by hundreds of illegal miners who immediately began mining activities in the northern part of the concession. Police were unable to repel these miners, known as Galamsey in Ghana.

Following the incursion of hundreds of illegal miners inside the fenced area of the Obuasi mine site, AngloGold Ashanti was forced to declare force majeure and, in the interests of safety, withdrew all employees performing non-essential work on the site. However, we continued with provision of critical services, such as water pumping and treatment, medical services and the provision of electricity (including to some local communities).

During this incursion, AngloGold Ashanti Ghana continued to lobby vigorously at all levels of government for the authorities to bring a peaceful end to the illegal occupation, and restore the company's rights as the lawful and sole permit holder of the concession.

On 8 April 2016, AngloGold Ashanti Ghana filed a Request for Arbitration with the International Centre for Settlement of Investment Disputes (ICSID). The case was registered on Monday, 2 May 2016. ICSID is an international arbitration institution, headquartered in Washington, D.C., which facilitates dispute resolution between international investors and host states. The relevant authorities in Ghana, including the Attorney General, were duly notified of the commencement of proceedings.

In May 2016, the Ministry of Lands and Natural Resources implemented the voluntary process, which had commenced in November 2013, to surrender some 60% of the Obuasi mine concession to the Government of Ghana. It is anticipated that this relinquished concession will provide an opportunity for the Government/ Ministry of Lands and Natural Resources to use the land as it sees fit, including to encourage a range of socio-economic development activities in the Obuasi region. The area covers about 273km^2 and excludes the town of Obuasi, which lies on land retained by AngloGold Ashanti Ghana.

A directive to clear the site of illegal mining by 10 October 2016 was given by the Minerals Commission which, along with a multi-stakeholder committee it established, prepared alternative sites – off the company lease – for the miners to relocate to. At its peak, an estimated 12,000 illegal miners operated across the previously fenced-off area of the site.



On 18 October 2016, the Security Task Force took the first concerted steps to restore safety and security at the Obuasi concession. At each step along the way, AngloGold Ashanti Ghana petitioned authorities to ensure that the process of clearing illegal mining activity from the site should be done with the least amount of force and with full deference to the Voluntary Principles on Security and Human Rights.

As of 13 February 2017, all areas within the fenced operational area had been cleared of illegal miners, and all identified illegal mining holes within the fence were closed. Following a review of the safety, surface and underground conditions, we notified the Ghanaian authorities that the circumstances that led to the declaration of force majeure no longer existed and as such lifted the force majeure. Work continues to completely remove illegal mining activities within the Obuasi concession area. Only once that process is complete, and the feasibility study for the redevelopment of the mine has been updated with the relevant information, will the company be in a position to outline its future plans for Obuasi. At the time of publication, AngloGold Ashanti Ghana was preparing a new Amendment to the Programme of Mining Operations and a review of all future options.

Picture: Obuasi, Ghana

REGIONAL REVIEWS (CONTINUED)
Contintental Africa



SUSTAINABILITY PERFORMANCE

SAFETY

The year in review saw a slight regression in safety performance from the record performance of 2015. The region equalled its 2015 performance of 16 recordable injuries during the year. However, due to a 4% reduction in the number of hours worked across the region, there was a regression of 2% in the AIFR from 0.50 in 2015 to 0.51 in 2016. Notwithstanding this regression, safety performance in the Continental Africa region remains best-in-class with injury rates improving approximately 80% since 2013. Four of the 16 injuries were classified as LTIFR of 0.13 injuries per million hours worked, which compared favourably against the rate of 0.22 recorded for 2015.

Several safety initiatives aimed at continuous improvement have been implemented across the region. These include initiatives to improve levels of engagement and our safety conversations, training to build safety capacity among our managers and workforce, and actions aimed at better understanding the hazards and risks in our workplaces. These are augmented through the monitoring and of corrective/preventive action (CAPA) closure rates and focus on the management of contractors working across the region.

Geita's overall safety performance continued to improve with the operation achieving an AIFR of 0.39 injuries per million hours work during 2016. This is an improvement of 17% when compared to the rate of 0.47 recorded at the end of 2015. Geita recorded zero lost-time injuries during the year and has remained fatality free since 2012. During April 2016, Geita was declared the overall winner for the mining sector of the Tanzanian Occupational Safety and Health Authority (OHSA). This award was in recognition of Geita's high level of safety and health in the workplace. During 2016, Geita successfully began underground mining activities without any significant safety incidents.

During 2016, Siguiri in Guinea recorded only a single recordable workplace incident ending the year with an AIFR of 0.13 injuries per million hours worked. This achievement equals the operation's record performance achieved during 2015. In their efforts to entrench their safety culture, Siguiri continues to focus on delivery of their safety capacity building, and workplace safety and health representative training programmes.

Unfortunately, Iduapriem reflected a regression in safety performance during 2016, recording two recordable occupational injuries compared to the zero recorded during the previous year. One of these being a lost-time injury. Notwithstanding this regression, safety performance at Iduapriem remains in the 25th percentile across AngloGold Ashanti and is among the best performers in Ghana.

Iduapriem has remained fatality free for three consecutive years, sustaining its focus on the management of contractors and ensuring that contractor activities conform to mine and group safety requirements.

The safety culture at the operation is maintained through regular safety stoppages during which senior management facilitate a two-way safety conversation with the workforce.

Obuasi in Ghana recorded only a single lost-time injury during 2016. This performance translates into an AIFR of 0.30, an improvement of 77% when compared to 2015.

Sadiola in Mali recorded a marked regression in the AIFR during 2016 recording six workplace injuries during the year, compared to two recorded during the previous year. This translates into an AIFR of 1.56 injuries per million hours worked, a regression of 206% against the rate of 0.51 achieved for 2015. To reverse this trend, various safety campaigns and initiatives were implemented, including a drive to eliminate vehicle-related incidents, and initiatives to improve safety engagement in the workplace.

At Yatela, two workplace injuries were recorded during 2016. This compares unfavourably with the single injury recorded during the previous year. Given that Yatela is currently in closure mode, the nature of work has changed and management have implemented campaigns to address the changing risk profile.

HEALTH

The region is challenged by both occupational and community health issues ranging from noise-induced hearing loss (NIHL) to endemic and pandemic infectious diseases arising in communities where AngloGold Ashanti operates and include malaria, ebola and cholera. Comprehensive programmes tailored to reduce relevant potential occupational hazard exposures are in place at all operational sites to mitigate occupational and community health risk accordingly.



REGIONAL REVIEWS (CONTINUED)

Contintental Africa

There were no new cases of silicosis in the region during 2016, while three NIHL cases were diagnosed in the region during the same period. Although significant progress has been made, the region continues with integrated malaria control programmes, which cover beyond our operational sites to include local communities. These comprehensive programmes, largely undertaken in partnership with communities and local governments, have illustrated benefits for not only the company but also for surrounding communities, and are in support of the United Nations Sustainable Development Goals. Some of the interventions covered include awareness building, indoor residual spraying of company and community structures, chemoprophylaxis, early diagnosis and effective disease management supported by monitoring and evaluation. No new cases of noise-induced hearing loss and silicosis were reported at Geita, Iduapriem or Siguiri during 2016.

While AngloGold Ashanti often plays a lead role, these activities are undertaken in close collaboration and in partnership with communities, local government and health authorities.

At Geita, site management continues to manage the malaria risk through control programmes that extend beyond our operational sites to include local communities in Geita town. Over and above these community-based malaria programmes, Geita continues to assist the local health authorities with strengthening of generalised health systems. These include building of an HIV/AIDS testing centre in Geita, refurbishing parts of Geita hospital as well as conducting awareness programmes in cervical cancer and TB.

Although we continued to make progress, malaria remains endemic. While our integrated malaria control programmes, which include our operational site and local communities in and around Siguiri, continued to make good progress; the recent Ebola outbreak took a toll on the country's health systems.

Guinea was thankfully declared Ebola-free in June 2016 after an epidemic that lasted over two years from 2014 to 2016. The risk of resurgence in Guinea and its neighboring countries however remains high requiring heightened surveillance. Prevention and control measures begun in 2014 continue on site.



Picture: Obuasi, Ghana

REGIONAL REVIEWS (CONTINUED)
Contintental Africa



Although we continue to make progress, malaria remains endemic in and around Iduapriem in Ghana. Efforts to fight malaria have however ensured very low levels of malaria. Incidences around or less than 1% among employees and contractors were observed in 2016.

In Mali, the principal occupational health concern is NIHL with three cases reported through 2016. Efforts to reduce occupational exposure are underway to address causes of this. AngloGold Ashanti continues to provide an integrated malaria programme on the site and to surrounding communities. This has helped to keep malaria incidence under 1% among employees and contractors.

ENVIRONMENT

For the first time ever, there were no reportable environmental incidents in the region in 2016. All the operating mines retained their ISO 14001 certification but Obuasi mine's ISO 14001 certification has been suspended as the certification body could not conduct the 2016 surveillance audit as a result of the security situation at the mine. Geita Gold Mine has been certified in full compliance with the International Cyanide Management Code

meaning that all sites in CAR are now cyanide code certified.

Geita: The mine received environmental authorisation for the Star & Comet underground mining project, from the National Environmental Management Council (NEMC). This was followed by the submission of the environmental impact statement for the Nyankanga and Geita Hill underground project as well as the new power plant which was subsequently approved in January 2017. Approval was received from Lake Victoria Basin Water Board (LVBWB) for water pumping from Matandani pit to Kukuluma pit as part of the refractory ore project. The board also approved the modification of the Nyankanga Diversion Channel and issued a water discharge permit from dormant Lone Cone pit as part of Nyankanga open-pit cut back.

Guinea: The environmental impact notice for the Siguiri combination plant project was approved by the national environmental agency, and subsequently the environmental permit for the project was issued, subject to review in November 2017. The completion of the construction of the return water dam

resulted in stoppage of water abstraction from Tinkisso River, thus reducing the amount of fresh water abstracted, maximizing recycling and eliminating the risk of contaminated water discharge to the environment.

Iduapriem: An environmental permit for exploration activities in the Nueng Forest Reserve adjacent to the mine was issued by the Environmental Protection Authority (EPA). The mine also received EPA exploration permits for Block 1 and Mile 5 as well as the mining operating permit for Iduapriem, Teberebie and Ajopa concessions from Minerals Commission.

Obuasi: The environmental applications and scoping reports, firstly, on the redevelopment of Obuasi and, secondly, on the tailings and water infrastructure project were completed and submitted to the EPA. The EPA gave approval for the mine to begin the environmental impact assessment process for these two projects.

Sadiola and Yatela: The environmental permit for the FN satellite pits was received from the national environmental authorities. The environmental and social impact

assessment (ESIA) work for the Sadiola Sulphides Project (SSP) began at the beginning of September and was completed and submitted to the Malian Government as part of the environmental permit application in December.

SECURITY

During the reporting period Security focused on an integrated approach with other sustainability disciplines to enable effective management of complex challenges and the implementation of the security five-point plan with active community involvement, which focusses on strengthening and sustaining relationships with communities, public security, relevant governmental agencies and security at sites, with the ultimate aim of removing people from risk. The Voluntary Principles on Security and Human Rights (VPSHR) remains a key driver for our security management practices.

HUMAN RIGHTS

In 2015 we reported that our human rights due diligence (HRDD) standard was in development and scheduled for implementation in 2016.

The due diligence standard considers human rights risks throughout the lifecycle of our

REGIONAL REVIEWS (CONTINUED)
Contintental Africa



operations. Assessments are done at the prefeasibility stage, and risks are continuously identified and mitigated throughout the operation's life. Assessments also consider a number of aspects unique to each operation such as the geographical location and country risk; the risks which AngloGold Ashanti may inadvertently cause or contribute to; and the potential and actual impacts.

During the first quarter of 2016, the HRDD standard was approved by the executive committee of AngloGold Ashanti and implementation commenced. Much of the implementation process was geared towards building internal awareness and understanding of where the company's activities may have the potential to intersect with or infringe upon human rights. This also included preventing or mitigating potential impacts, or remediating impacts that have occurred.

At Geita in Tanzania, we initiated a pilot for the HRDD process late in 2015. We used a toolkit developed internally in the organisation to assess compliance with the various HRDD aspects of the standard. The pilot was concluded during the first quarter of 2016 and, based on its findings, was extended to all other operations in

the company. Operations are required to conduct self-assessments by the first half of 2017, which will be followed by verification of the results by our group internal audit and corporate functions. Human Rights Working Group (HRWG) was established to monitor implementation of the human rights framework.

In 2015 we reported that human rights ambassador training had been completed at Geita and that we were in the development phase of training. Human rights training was prioritised for all operating sites in 2016, and processes have been initiated to raise awareness through either induction, refresher and or classroom based training. Formal reporting of training statistics will begin in 2017.

COMMUNITIES

The Geita Economic Development Programme, which was launched in 2015, has created over 950 direct and indirect jobs for the communities surrounding Geita. The Magogo SME Centre, housing some of the small and medium enterprise projects, namely brick-making, tailoring, embroidery, fabrication and welding, was completed in December 2016.

Furthermore, Geita continued its support of the rice and sunflower agricultural projects and secured approximately 310 acres of arable land from Geita Town and the District Council for the upscaling of the projects. Entrepreneurial training and high-quality seeds were provided to the beneficiaries which saw the yield in rice (paddy) production increase threefold. A rice storage facility and oil processing plant will be constructed in 2017 once the value chain analysis and markets have been secured to ensure sustainability of the projects.

After extensive consultation with the local and districts governments of Geita, Geita has started construction of a 3.7km tarmac road connecting the mine and Geita Town. The tarring of the road will significantly increase the safety and health of the community by eliminating dust.

Resettlement

As part of our social licence to operate, we endeavour to uphold our company values while ensuring that our land resettlement standards and procedures are followed at all our operations, prior to commencing and during our mining activities.

In Guinea, the construction of replacement houses for the affected community of Area 1 in Kintinian was initiated in the first half of 2016 and all houses were completed and ready for occupation by November 2016. The new relocation site includes a Franco-Arab and a French school which were completed at the end of 2016, a stadium, a mosque, taxi rank, health post, and a primary school, all except for the stadium and a primary school did not exist in the relocated Area 1. As at end of February 2017, 80% of the 218 houses had been occupied by the owners. The mine has received positive feedback on the quality and standard of the houses from both the community and government.

An economic development programme, including among others rice farming, cashew plantations and processing, fruit tree plantations and processing, has been initiated for the benefit of people affected by the area 1 project as well as the broader Siguiri community.

As at December 2016, 47 households had taken occupation of their new houses at Mankessim in the resettlement process underway near Iduapriem. Engagement with the remaining 21 households continues as they require additional alterations to their houses.





REGIONAL REVIEWS (CONTINUED)

Contintental Africa



Community water infrastructure
Sadiola, in partnership with the Sadiola municipality and technical services in Kayes, launched an initiative to supply potable water to communities. The water-piping distribution network in four villages surrounding Sadiola and Yatela was completed in December 2016, with a water reservoir, a borehole pumping system with solar panels.

Artisanal and small-scale mining
Geita: In 2016, Geita continued to experience a high number of intrusions by trespassers and illegal miners, including several from outside local communities. As local authorities and traditional leaders have no influence over these people, current efforts to curb negative impacts have been ineffective. Their presence has regrettably led to incidents of community fatalities and injuries during illegal mining activities, which remain a concern for us.

Mine security personnel are monitoring the concession while engaging with the community and local and national authorities to find an amicable solution.

As a strategy to mitigate the impact of Artisanal Small-scale Mining (ASM) activities on particularly vulnerable groups, namely women and children, Geita mine has designed two projects comprising 15 formerly ASM women who will undergo training to eventually run the Magogo socio-economic center's canteen and a further 54 who will participate in a soap making project.

Sadiola and Yatela: In Mali, mining companies' representatives hold weekly meetings to discuss the impact of ASM and to work closely with the Government to mitigate the impact. There has been an increase in the use of chemicals by ASMs operating next to our Sadiola and Yatela operations. In addition to the partnership approaches to manage ASMs, the operations conduct joint community and security site visits and sensitisation campaigns regarding avoidance of mining active zones.

Iduapriem: The site intensified its monitoring programme, targeting areas that were considered to be hotspots as a result of which, there has been a noticeable reduction in ASM activities within the concession. Specifically, the number of children in galamsey (illegal miners) activities have reduced significantly during the year. Iduapriem also benefited from the national government's efforts, through a special task force, to remove alluvial illegal mining activities across Ghana.

Siguiri: On the 6 February 2017, the President of Guinea launched an ASM formalisation programme in the country which has seen thousands of artisanal miners supporting the project. As the Siguiri mine, we have pledged our support to the Government and a pilot formalisation project will be initiated at Siguiri once a framework has been finalised by the Government.

Closure
Our approach to closure is focused on strengthening integration from exploration stage through to post-closure considerations, taking into account the impact our mining could have. Our Yatela mine in Mali is the only operation that AngloGold Ashanti has under active closure. During 2016 we specifically focused on, amongst others, land use and rehabilitation and the mine's closure management. For more information on this closure, refer to the <SDR>.

Picture: Artisanal mining in the vicinity of Geita, Tanzania



REGIONAL REVIEWS (CONTINUED)
Australasia



AngloGold Ashanti's operations in the Australasian region, Sunrise Dam and Tropicana, are located in the northeastern goldfields of the state of Western Australia.

Sunrise Dam, wholly-owned by AngloGold Ashanti, is situated 220km north-east of Kalgoorlie and 55km south of Laverton. Gold production commenced at Sunrise Dam in 1997. Underground mining, carried out by a contract mining company, is now the primary source of ore for the operation, following the completion of mining the Crown Pillar at the base of the 490m deep pit in 2014. The processing plant, comprising conventional gravity and carbon-in-leach (CIL) circuits, is owner-managed.

Tropicana, a joint venture between AngloGold Ashanti (70% and manager) and Independence Group NL (30%), is located 200km east of Sunrise Dam and 330km east-northeast of Kalgoorlie. The operation began gold production in September 2013 following development approval in November 2010. The open-pit operation features a large-scale, modern processing plant which uses conventional CIL technology and includes higher-pressure grinding rolls for energy-efficient comminution. Mining is carried out by a contract mining company and the plant is owner-managed.



CONTRIBUTION TO GROUP PRODUCTION

	%
Australasia	14
Rest of AngloGold Ashanti	86



CONTRIBUTION TO REGIONAL PRODUCTION

	%
Sunrise Dam	44
Tropicana	56



MAP
AUSTRALASIA OPERATIONS



MACMAHON
TD6309
CAT

Picture: Tropicana, Australia

REGIONAL REVIEWS (CONTINUED)
Australasia



KEY STATISTICS

	Units	2016	2015	2014
Operational performance				
Tonnes treated/milled	Mt	8.9	8.2	7.8
Pay limit	oz/t	0.06	0.06	0.07
	g/t	1.86	1.85	2.29
Recovered grade	oz/t	0.058	0.068	0.078
	g/t	1.82	2.12	2.43
Gold production (attributable)	000oz	520	560	620
Total cash costs	$/oz	793	702	804
Total production costs	$/oz	1,056	919	1,070
All-in sustaining costs [1]	$/oz	1,067	875	986
Capital expenditure (attributable)	$m	109	78	91
Productivity	oz/TEC	46.81	55.84	62.00
Safety				
Number of fatalities		0	0	0
AIFR	per million hours worked	9.49	8.56	10.73
People				
Average no. of employees: total		925	836	832
– Permanent employees		211	195	194
– Contractors		714	641	638
Training and development expenditure	$m	1	1	1

See footnotes overleaf



PRODUCTION
(000oz)

12		258
13		342
14		620
15		560
16		**520**



PRODUCTIVITY
(oz/TEC)

12		43.46
13		49.64
14		62.00
15		55.84
16		**46.81**

REGIONAL REVIEWS (CONTINUED)
Australasia



KEY STATISTICS (continued)

	Units	2016	2015	2014
Environment				
Total water consumption	ML	7,577	6,648	6,749
Total water use per tonne treated	kL/t	0.691	0.662	0.708
Total energy usage	PJ	5.62	5.14	5.52
Total energy usage per tonne treated	GJ/t	0.51	0.51	0.58
Total GHG emissions	000t CO_2e	336	336	359
Total GHG emissions per tonne treated	t CO_2e/t	0.031	0.034	0.037
Cyanide used	t	4,696	4,130	4,398
No. of reportable environmental incidents		0	0	0
Total rehabilitation liabilities:	$m	71	61	66
– restoration	$m	42	32	32
– decommissioning	$m	29	29	34
Community and government				
Community expenditure	$m	0.6	0.3	0.2
Payments to government	$m	84	42	67
– Taxation	$m	41	2	8
– Withholding tax (royalties, etc.)	$m	16	16	19
– Employee taxes and other contributions	$m	27	24	40

[1] *Excludes stockpile write-offs.*



AIFR
(per million hours worked)

12		6.33
13		7.91
14		10.73
15		8.56
16		**9.49**



TOTAL CASH COSTS AND ALL-IN SUSTAINING COSTS
($/oz)

12		1,211
12		1,680
13		1,047
13		1,376
14		804
14		986
15		702
15		875
16		**793**
16		**1,067**

Total cash costs ■ All-in sustaining costs

REGIONAL REVIEWS (CONTINUED)
Australasia



OPERATIONAL PERFORMANCE

PRODUCTION

A planned decrease in head grades at Tropicana impacted the region's total production for the year, which although within plan, ended lower than the previous year. Sunrise Dam however delivered a 5% improvement in output year-on-year, largely due to increased mill throughput and improved head grades.

At **Sunrise Dam**, mining transitioned from the GQ ore body into the Vogue ore body during the year, with the Dolly and Cosmo ore bodies also contributing significant mill feed. Underground ore was the primary source of mill feed and underground ore mined of 2.8Mt was higher than in 2015. Underground ore is blended with intermediate grade of 1.45g/t stockpiled ore (accumulated during open pit mining) to meet the processing plant capacity, which reached 4Mt in 2016.

Underground ore production continued to improve, achieving a record annualised rate of 3.3Mtpa in the last quarter of 2016 as the large 800,000t Dolly stope was brought into full production. This reflects the steady improvement in productivity in the underground mine with the shift to bulk mining methods.

Tropicana again achieved the annual plan given at the start of the mine for 2016, producing a total of 417,000oz, of which 292,000oz are attributable to AngloGold Ashanti. As stated, gold production was lower than in 2015 due to the planned decrease in the average head grade for the year from 2.75g/t to 2.10g/t. This is consistent with the grade streaming strategy that involved preferential treatment of higher grades in the first years of the mine's production, gradually declining to the life-of-mine head grade of approximately 2.0 g/t. During this period, low and medium grade ore was stockpiled.

The lower grades mined in 2016 were partially offset by an increase, to 6.9Mt (2015: 6.2Mt) of throughput in the processing plant as the plant optimisation project was completed towards year end. This project, which was introduced as a strategy to address the planned decline in production following the end of grade streaming, has successfully lifted design throughput capacity of the processing plant to 7.5Mtpa. Metallurgical recoveries remained steady at approximately 89%, and mine-to-mill reconciliation, for both tonnes and grades, continued to align extremely well. Mining was carried out in the Tropicana, Havana and Boston Shaker pits during the year.

COSTS

The all-in sustaining cost for the region increased due to a stronger Australian dollar against the US dollar, planned lower production at Tropicana and increased mining spend at Sunrise Dam, where a third jumbo was added to the fleet to set



Picture: Sunrise Dam, Australia



REGIONAL REVIEWS (CONTINUED)
Australasia

up new mining areas and carry out decline development, as well as contributing to the additional ore tonnes mined. 'Operational excellence' initiatives resulted in significant productivity improvements and a reduction in mining unit costs. This work will continue in 2017. Additionally, in the last quarter of 2016, a Caterpillar 6060, 600t class shovel was introduced to the open pit mining fleet at Tropicana to increase mining rates to an annualised rate of 80Mtpa and to better match the higher throughput requirements of the processing plant.

GROWTH AND IMPROVEMENT

Throughout 2016 a study has been carried out on a recovery enhancement project at Sunrise Dam. The presence of moderate levels of refractory sulphide ores has led to recoveries averaging around 85% over the mine's 19-year life. To date, the study work indicates that a significant improvement in recovery can be achieved through the addition of a flotation/ultra-fine grind circuit. The study is scheduled for completion in the first quarter of 2017 when approval for the project will be sought.

Work is also continuing on a materials handling system to underpin the long-term viability of the underground mine. This project involves underground crushing and conveyor haulage of ore to the surface run-of-mine pad. Should it prove viable, it will reduce material rehandling

and truck haulage costs, enabling the full potential of the ore body to be unlocked by lowering cut-off grades and maximising production rates.

At Tropicana the higher mining and throughput rates, introduced in late 2016, will enable the resumption of grade streaming from mid-2017 for at least two years. This is expected to increase production to between 450,000-490,000oz (at 100%) from the second half of 2017.

Work is continuing on the Long Island study, which is investigating large cutbacks to the pits utilising low-cost mining options. These include strip mining of the depth extensions to the Tropicana mineralised system and using the completed Tropicana pit as a void into which waste will be backfilled. The proposed backfilling of the Tropicana pit, in conjunction with strip mining, is expected to reduce the cost of mining waste significantly by introducing short horizontal hauls instead of the long uphill hauls out of the pit to surface waste dumps that would be required by conventional mining.

It is anticipated that the study will be completed in mid-2017. If the mining method is implemented, the initial Long Island cutback would begin in 2019 when the Tropicana pit has been mined to its full depth. An extensive 161,000m programme of reverse circulation and diamond drilling was carried out in 2015

and 2016, resulting in a 45% increase in the mine's Ore Reserve and a 27%, or 1.73Moz, increase in the Mineral Resource, as at 31 December 2016. The increase in the Mineral Resource was achieved largely through significant additions in the Havana South and Boston Shaker zones following application of the Long Island mining methods and costs, and through an increase to the underground Mineral Resource along the entire strike length of the Tropicana mineralised system. Further increases are anticipated in 2017, depending on the outcome of the Long Island study.

Towards the end of 2016, AngloGold Ashanti entered into a farm-in agreement with Saracen Mineral Holdings Ltd to earn up to 70% in Saracen's Carosue Dam North tenements. The joint venture encompasses two tenement packages, Butcher Well and Lake Carey, covering 339.56km², approximately 120km to the north of Saracen's Carosue Dam project. Field work, including the first phase of drilling at Butcher Well, will begin in the first quarter of 2017.

CAPITAL EXPENDITURE

Overall, capital expenditure in the region increased, primarily due to increased waste stripping in the Tropicana 2 cutback. Also at Tropicana, the processing plant optimisation project was successfully completed during the year.

At Sunrise Dam, capitalised mining spend increased in 2016 with the addition of an extra jumbo, which commenced operating on site in June, increasing the mining fleet from two to three jumbos. The jumbo will open up new mining areas and is focused initially on capitalised decline development.

Stay-in-business capital spend at Sunrise Dam is expected to rise in 2017 with the construction of the flotation and ultra-fine grind circuit to improve gold recovery.

SUSTAINABILITY PERFORMANCE
SAFETY

In line with AngloGold Ashanti's prioritisation of major hazard management, a set of major hazard standards were developed. While various critical control monitoring systems are in place across the company, a system for common application is being piloted at Sunrise Dam. The region's safety performance remains strong. Again there were no fatalities during the year, while the AIFR was 9.49 per million hours worked. The severity rate, a measure of time lost due to injury, is very low at both operations indicating the minor nature of the injuries.

HEALTH

The Australasia region rolled out mental health training for supervisors and managers during 2016. This training was designed to reduce stigma surrounding mental health and



REGIONAL REVIEWS (CONTINUED)
Australasia



to provide supervisors and managers with knowledge and tools to help them proactively address issues before they become significant problems. Further mental health training, which is delivered by the company's Employee Assistance Programme provider, will be delivered in 2017. The Australasian operations were free of occupational disease for the year. The company provides equitable medical insurance cover for all employees.

EMPLOYEES AND LABOUR RELATIONS

By the end of 2016 more than 90% of AngloGold Ashanti Australia (AGAA) employees had completed a tailored training programme entitled Fairness@AGAA, which uses the company's values as a guide to leadership behaviour. This programme incorporates hands-on exercises and real-life case studies to help participants understand unlawful discrimination, harassment and workplace bullying. These concepts are explained in terms of current legislation as well as AGAA's Fairness in Employment Policy and Grievance Process. The programme is aligned with best practice in relation to the Australian equal employment opportunity legislation and it has been positively received and continues to be rolled out for new employees and the employees of the company's major contractors.

AngloGold Ashanti continues to support the Women in Mining of Western Australia mentoring programme, with employees participating both as mentors and mentees.

COMMUNITIES

AngloGold Ashanti Australia's community engagement strategy is focused on the communities that are considered local to its operations in Western Australia's North Eastern Goldfields, including the towns of Laverton and Kalgoorlie-Boulder and the remote Tjuntjuntjara Aboriginal Community east of Tropicana.

A significant portion of the community social investment in the region is directed towards education and youth and, in 2016, the company built upon its long-standing support for the youth academies that operate at the high schools in the Goldfields: Clontarf Goldfields Academy, the Girls Academy run within Role Models and Young Leaders Australia and the Graham (Polly) Farmer Foundation's Follow the Dream/Partnerships for Success Programme.

A pilot Transition-from-School-to-Work Programme developed in partnership with the Clontarf Goldfields Academy and Triodia Tropicana, an Aboriginal-owned contractor at the Tropicana mine, generated encouraging results and will be expanded in 2017. The programme provides a supportive environment in which to experience fly-in, fly-out work away from home at a mine site. Broader career guidance and work experience is provided to students from all three academies through mine tours and interaction with AngloGold Ashanti staff.



REGIONAL REVIEWS (CONTINUED)
Australasia

The company also supports and facilitates programmes in Kalgoorlie-Boulder and Laverton that are designed to remove barriers to employment, including the Keys for Life Driver Training Programme, which helps young people to gain a driver's licence and a range of life skills. In Laverton this programme is delivered by the Laverton Leonora Cross Cultural Association (LLCCA) of which the company is a founding member. A collaborative partnership between local mining companies, Aboriginal organisations and government agencies, the LLCCA delivers a range of programmes and activities for youth, adults and children. It also provides community meeting facilities along with an art gallery for the sale of artwork produced by local people.

Other initiatives supported by AngloGold Ashanti Australia in 2016 included the Tjuntjuntjara Rangers Programme to train women rangers from the Tjuntjuntjara community in native flora seed collection and seed quality control. This training will enable development of a seed collection business that will provide seeds for rehabilitation purposes.

ENVIRONMENT
Energy management and responsible stewardship
The gas pipeline project was completed in December 2015. Electrical power at the Australian operations is now generated by on-site power stations using predominantly natural gas delivered by the Eastern Goldfields Pipeline. Gas delivery during 2016 was uninterrupted and all performance expectations were met. A small number of diesel units remained at each site to provide peak load capability and emergency back-up power for critical systems should gas supply be interrupted. A number of the Operational Excellence initiatives launched in the region have improved energy efficiency, including optimisation of compressed air, oxygen generation and distribution systems, installation of LED lighting, use of solar powered remote pumping equipment, and the introduction of priority road rules (PRR) in the open pit at Tropicana. Under PRR, stop signs were removed from haulage circuits and right-of-way authority assigned to different classes of vehicles. Emergency vehicles take priority followed by production equipment, including haul trucks, then working machines and finally light vehicles. This has enabled free flow of traffic, significantly reducing haul truck fuel consumption and improving load and haul productivity.

Climate change
In Australia, the government introduced the carbon emissions safeguard mechanism, aimed at limiting future growth in GHG emissions. After setting baseline emission thresholds, the safeguard mechanism requires that companies submit carbon credits or pay penalties for excess emissions. Sunrise Dam applied using its baseline emissions in accordance with the regulatory scheme's default mechanism. Tropicana will apply for a baseline emission level using the alternative calculated baseline method during 2017.

Water
At Tropicana in Australia, hypersaline water mounding beneath the TSF caused the water table to rise and posed a risk to deep-rooting native flora. Several water recovery boreholes were installed to lower the water table, successfully mitigating the risk.

Biodiversity
In Australia, the Great Victoria Desert Biodiversity Trust (GVDBT) was established by the Tropicana Joint Venture (AngloGold Ashanti 70% and manager, Independence Group NL 30%) as part of its offset strategy for Tropicana under the Federal Environmental Protection and Conservation Act 1999. The Trust made good progress in 2016 with a series of workshops in Kalgoorlie-Boulder to progress the Adaptive Management Partnership (AMP) and more clearly define its role over time with the involvement of the traditional owners of the area and other parties. The AMP represents a coordinated approach to implementing adaptive management in the Great Victoria Desert by combining the philosophies and tools of landscape-scale management (Open Standards for the Practice of Conservation) and collective action (Collective Impact). The workshops were designed to reach a shared agreement on the key assets, threats and strategies to guide work to deliver a healthy Great Victoria Desert. This work included a focus on achieving better outcomes for endangered species, the Malleefowl and Sandhill Dunnart; improving biodiversity; reducing large destructive fires across the region; and empowering traditional owners with the skills and training.

Integrated closure planning
Given the shorter life open pit operations in Australasia region, as well as rising community expectations and increased external scrutiny, integrated closure planning and implementation is a focus at our mines in Australia. Mine closure plans at both mines will be updated through 2017 and 2018 to meet regulatory requirements. A gap analysis comparing these plans to the group's Closure Standard will be carried out in 2017, and a total cost of closure will be developed for each site for strategic planning and for long-term scenarios.



REGIONAL REVIEWS (CONTINUED)
Americas



AngloGold Ashanti has three mining operations – featuring open pit and underground mining – in its Americas region. In addition, an active greenfields exploration programme is underway in Colombia.

ARGENTINA

Cerro Vanguardia, in which AngloGold Ashanti has a 92.5% stake, is the company's sole operation in Argentina. Fomicruz, a state company operating in the province of Santa Cruz, owns the remaining 7.5%. Located to the northwest of Puerto San Julián, in the province of Santa Cruz, Cerro Vanguardia operates multiple small open pits with high stripping ratios and multiple narrow vein underground mines. The metallurgical plant has a daily capacity of 3,000t and includes a cyanide recovery facility.



MAP
AMERICAS OPERATIONS

BRAZIL

AngloGold Ashanti Córrego do Sítio Mineração (AGA Mineração), which is wholly owned, comprises two operational units located in the state of Minas Gerais, close to the city of Belo Horizonte:

- **The Cuiabá complex** includes the Cuiabá and Lamego mines and the Cuiabá and Queiroz plant complexes. Cuiabá has been in operation for over 30 years while Lamego, an underground mine, has been in operation for seven years. The Cuiabá complex has changed from cut-and-fill to sub-level stoping, increasing the contribution from narrow vein ore bodies from 15% to 40% of the mine's total production and improving rock engineering controls (support, design and monitoring). Ore from the Cuiabá and Lamego mines is processed at the Cuiabá gold plant. The concentrate produced is transported 15km by aerial ropeway to the Queiroz plant for processing and refining. Total annual capacity of the complete Cuiabá circuit is 1.75Mt. The Queiroz hydrometallurgical plant also produces around 200,000t of sulphuric acid as a by-product, which is sold commercially in local Brazilian markets.



- **Córrego do Sítio**, in operation since 1989, consists of three operations, one oxide open pit mine and two sulphide underground mines, the ore from which is treated by heap leach and at a pressure leaching plant respectively. The sub-level stoping mining method is used underground. The distance from the main underground mine (Mina I) to the metallurgical plant is around 15km. Annual plant capacity is 1.1Mt. Gold production from both operations is refined at the Queiroz plant (141km from the plant).

Serra Grande, wholly owned by AngloGold Ashanti, is located in central Brazil in the state of Goiás, about 5km from the city of Crixás. It comprises two mechanised underground mines: Mina III (ore body IV) and Mina Nova (Pequizão ore body) – and an open pit (open pit ore body V). One dedicated metallurgical plant treats all ore mined. Annual plant capacity is 1.3Mt. A new area, Palmeiras, is undergoing drilling campaigns to enhance production levels.



CONTRIBUTION TO GROUP PRODUCTION

%

	%
Americas	23
Rest of AngloGold Ashanti	77



CONTRIBUTION TO REGIONAL PRODUCTION

%

	%
Argentina	34
Brazil	66

Picture: Cerro Vanguardia, Argentina

REGIONAL REVIEWS (CONTINUED)
Americas



KEY STATISTICS

	Units	2016	2015	2014
Operational performance [1]				
Tonnes treated/milled	Mt	7.0	7.0	6.8
Pay limit	oz/t	0.100	0.098	0.092
	g/t	3.421	3.351	3.152
Recovered grade	oz/t	0.106	0.108	0.104
	g/t	3.64	3.71	3.58
Gold production (attributable)	000oz	820	948	996
– Continuing operations	000oz	820	831	785
– Discontinued operations	000oz	–	117	211
Silver (attributable)	Moz	4.9	4.4	3.1
Total cash costs	$/oz	578	576	676
Total production costs	$/oz	909	845	918
All-in sustaining costs [2]	$/oz	875	792	974
Capital expenditure (100% basis)	$m	225	196	225
– Attributable (including Colombia)	$m	221	191	221
– Attributable (excluding Colombia)	$m	220	184	219
Productivity	oz/TEC	13.98	15.05	14.38
Safety				
Number of fatalities		1	1	2
AIFR	per million hours worked	3.96	5.61	3.79
People				
Average no. of employees: total [3]		8,126	7,679	8,588
– Permanent employees		5,653	5,492	5,944
– Contractors		2,473	2,187	2,644
Training and development expenditure (excluding Colombia)	$m	2	2	2

See footnotes overleaf

PRODUCTION FROM CONTINUING AND DISCONTINUED OPERATIONS
(000oz)

12	953
13	1,001
14	996
15	948
16	**820**

PRODUCTIVITY
(oz/TEC)

12	14.72
13	14.25
14	14.38
15	15.05
16	**13.98**

REGIONAL REVIEWS (CONTINUED)
Americas

KEY STATISTICS (continued)

	Units	2016	2015	2014
Environment (excludes Colombia)				
Total water consumption	ML	8,067	10,839	12,170
Total water use per tonne treated	kL/t	1.115	0.588	0.462
Energy usage	PJ	3.94	4.86	6.05
Total energy usage per tonne treated	GJ/t	0.54	0.26	0.23
Total greenhouse gas (GHG) emissions [4]	000t CO_2e	180	172	168
Total GHG emissions per tonne treated	t CO_2e/t	0.025	0.020	0.017
Cyanide used	t	2,333	5,044	6,428
No. of reportable environmental incidents		1	1	0
Total rehabilitation liabilities (includes Colombia):	$m	149	138	273
– restoration	$m	108	100	222
– decommissioning	$m	41	38	51
Community and government (includes Colombia)				
Community expenditure	$m	9	4	4
Payments to government	$m	237	235	261
– Dividends	$m	6	3	–
– Taxation	$m	80	57	69
– Withholding tax (royalties, etc.)	$m	50	48	38
– Other indirect taxes and duties	$m	7	8	8
– Employee taxes and other contributions	$m	71	82	97
– Property tax	$m	3	3	2
– Other	$m	20	34	47

[1] Operational performance data for the Americas region is for the continuing operations (excludes CC&V which was sold effective 3 August 2015), unless otherwise stated.
[2] Excludes stockpile write-offs.
[3] 100% basis and excluding Colombia and Denver regional office.
[4] Reserved for 2014 and 2015 owing to error in source date.

AIFR
(per million hours worked)

12	5.20
13	4.74
14	3.79
15	5.61
16	**3.96**

TOTAL CASH COSTS AND ALL-IN SUSTAINING COSTS
($/oz)

12	680
12	1,099
13	653
13	1,011
14	676
14	974
15	576
15	792
16	**578**
16	**875**

■ Total cash costs ■ All-in sustaining costs





REGIONAL REVIEWS (CONTINUED)

Americas

OPERATIONAL PERFORMANCE

PRODUCTION

Production from the Americas region declined in 2016, due to lower output from the Brazilian operations.

AGA Mineração was affected by delayed access to certain high-grade stopes early in the year, a deficit in secondary development, ongoing geotechnical and support challenges, licensing delays and geological modelling issues. Production was also impacted by a fatal accident in late September.

The strategic mine plan has been amended and is expected to help the operations deliver improved performance going forward. The revised mine plan comprises the treatment of additional ore from lower-grade zones, with higher tonnages helping to offset the lower grades.

At **Córrego do Sítio**, despite a 2% increase in tonnages treated from both the oxide and sulphide operations, overall production was impacted by reduced grades from the main underground ore body, a deficit in secondary development and a longer-than-planned stoping cycle.

At **Serra Grande**, delays in the award of permits required for the Corpo Sul open pit, along with geotechnical challenges affecting the ramp to access high-grade areas at underground Mina Nova in the Pequizão ore body, had a negative impact on operations.

Cerro Vanguardia delivered an increase in production, achieving the highest level in 17 years, due to an increase in tonnes treated at the plant together with operational and metallurgical improvements. This positive performance was partially offset by lower grades mined, owing to variability in the mining model.

COSTS

As the region continued to focus on cost management and production improvements resulting from the Project 500 efficiency programme, total cash costs remained virtually unchanged. This was achieved despite lower production and significant inflationary pressures, including annual salary increases. In Brazil, all-in sustaining costs were mainly affected by higher sustaining capital expenditure.

In Argentina, total cash costs were 10% lower, aided by higher by-product income from silver production, higher volumes, and the weaker local currency. Costs were also favourably impacted by the reimbursement by the government of Argentina relating to exports through Patagonian ports. Cost management initiatives at Cerro Vanguardia resulted in savings derived from higher mill throughput and silver recovery; reduced use of consumables; negotiated price reductions for key inputs such as ammonium nitrate, grinding media; gold refining services; cost reductions in open pit mining; backfilling of



depleted pits and improved maintenance of heavy mining equipment.

CAPITAL EXPENDITURE

Capital expenditure for the region increased by 15% over 2015 levels, and was mostly spent in Brazil to increase Ore Reserve development in order to improve mine flexibility at all operations, raise tailings dam at Cerro Vanguardia and AGA Mineração, and convert the metallurgical leaching process at Serra Grande.

At Cerro Vanguardia, capital expenditure was lower compared to 2015 mainly related to lower deferred stripping and the capital expenditure for the underground expansion project executed in the previous year; this was partially offset by higher capitalised Ore Reserve development related to higher underground production. The depreciation of the Argentinian peso against the US dollar also aided the reduction in dollar-denominated expenditure.

Picture: Serra Grande, Brazil

REGIONAL REVIEWS (CONTINUED)
Americas



The region's capital expenditure is expected to increase in 2017 as Cerro Vanguardia focusses on site exploration to extend the mine life; AGA Mineração accelerates Ore Reserve development at the Cuiabá complex and evaluates ore-sorting prototypes at the Córrego do Sítio complex; and Serra Grande develops the high-grade Palmeiras and Inga ore bodies, to increase production and extend mine life.

GROWTH AND IMPROVEMENT

At AGA Mineração, additional development work is underway to improve mining flexibility; implementation of ore sorting prototypes is planned; and a new pushback at the open pit at Córrego do Sítio is being studied.

Work began at Cuiabá on the ventilation and transportation systems, for operating at depths between 1,500 to 2,500 metres from 2020 while doing the necessary work to ensure stable production levels in the interim. The drilling campaign at Córrego do Sítio aims to confirm the ore sources that will help improve production in the medium term and extend the life of mine from a new open pit (CdS III) and new underground mines at the Mina II and São Bento Deep ore bodies.

At Serra Grande, exploration work is delivering positive results for future production improvements while negotiations continue

with owners of Palmeiras Sul ahead of accelerating exploration to confirm the area's potential. Underground diamond directional drilling has proved grade continuity of current structures with the new Inga ore body to begin production in 2017. A new open pit pipeline is in place while drilling campaigns are underway at the Pequizão ore body. Drilling below the Pequizão area has identified a new exploration target (Mangaba). The discovery confirms the depth exploration potential of Crixa's Greenstone Belt.

At Cerro Vanguardia, the underground expansion continues according to schedule, following the initiative launched in 2015 to accelerate open pit and underground operations for optimisation of life-of-mine economic performance and increase production over the coming five years.

In Colombia, pre-feasibility evaluation work continued throughout 2016 with Gramalote and La Colosa projects and these studies are expected to be completed by the end of 2017 and mid-2018 respectively. Nuevo Chaquiro project successfully completed a conceptual study and the approval to advance to pre-feasibility phase will be sought during 2017. Greenfields exploration activities were slowed down in 2016 although field activity continued all year at the Guintar prospect.

SUSTAINABILITY PERFORMANCE
SAFETY

At the Cuiabá complex, there was a fatal accident in September when one of our contractors' employees, Mr Norbeto Rezende da Silva Filho, was fatally injured in a heavy mobile equipment accident. As a follow-up and to avoid any repeat incidence, in line with our group safety strategy, a bespoke plan was launched at each operation in Brazil. The plans, overseen by the mines' general managers, address 20 critical initiatives on safety and health, reinforcing leadership commitments and reviewing safety tools. This is implemented through a structured project charter, and addresses matters related to critical controls, risk management, safety standards, safety leadership and occupational health.

At Cerro Vanguardia, an external consultant was hired to analyse and assist in detecting the roots of unsafe behaviour in the organisation. The process has commenced already, starting with visits and interviews at all levels and a preliminary report is expected in the first quarter of 2017. Additionally, in order to reinforce contractor safety behaviour, the mine will standardise the safety practices for all contractors to be aligned with AngloGold Ashanti's policies and practices. As part of the change to our safety culture,

all managers have received additional training observing and detecting unsafe practices.

HEALTH

AngloGold Ashanti's health policy includes a focus on employee wellness programmes. As part of this programme at Cerro Vanguardia, various activities were undertaken to promote awareness of healthy living for all employees as part of the "Healthy Life" campaign. This included medical examinations for employees.

At our Brazilian operations, prevention and immunisation campaigns were conducted throughout the year, including Pink October for breast cancer, Blue November for prostate cancer and Red December for AIDS, as well as influenza and H1N1 vaccination campaigns. The 20 critical initiatives of the safety and health programme include occupational hygiene, ergonomics, and alcohol and drug testing.

ENVIRONMENT

One environmental incident was reported in the year (2015: 1). In Nova Lima, Minas Gerais, a leak at the Queiroz metallurgical plant was found to exceed allowed levels of effluent solution. The leak went into Rio das Velhas River. However, there was no environmental impact resulting from this.

The Cocoruto Dam serves as the final effluent control point for the Queiroz Industrial

REGIONAL REVIEWS (CONTINUED)
Americas



Complex. Construction of a spillway on this dam commenced in January 2016 as its operating water level had to be lowered by up to 4m, reducing its dilution capacity. Although additional precautions had been taken, several operational disruptions occurred which included the theft of power cables from a critical pump, resulting in the unintended release of effluent containing arsenic and weak acid dissociable cyanide exceeding the acceptable limits. There was no environmental impact on the Velhas River. Actions were undertaken to deal with the incident and to avoid a recurrence. These mitigation actions include: changing the cyanide alerts limits; systematic effluent treatment; downstream monitoring of Cocoruto Dam's special receptor; and repairing the Calcinados dam recirculation system.

All operations in the Americas region are ISO 14001 compliant and were certified compliant in terms of the cyanide code. Additionally, in Brazil, all licences critical to the operations were obtained during the year, including the permit for a deforestation licence for the open pit Corpo Sul at Serra Grande which was granted in late November following a five months delay that impacted on the operation's production.

Cerro Vanguardia conducted a review and update of its closure plan, in line with the three-yearly legal requirements. The results were submitted to the environmental authority.

Studies have been carried out on the lithology present in the deposit to prevent acid drainage of rock and to manage the possible costs of mine closure. The open pit operation aims to ensure physical and chemical stability, develop technologies to revegetate affected areas where applicable, and implement dewatering water injection programmes which do not affect the operation or the environment, in order to preserve the water resource.

At La Colosa, the sowing of plant and tree seeds over an area of 8.39ha was completed and monitoring and maintenance is currently underway as part of the ecological compensation programme approved by the Ministry of Environment in 2014. The water balance study of the Coello River basin, where the La Colosa project is located, undertaken in collaboration with Javeriana University and IDEAM (the hydrology and meteorology institute), is expected to be completed and reviewed in 2017. Environmental management certification, in terms of ISO 14001, was maintained and occupational health and safety management certification, in terms of OHSAS 18001, was extended for three years.

At Gramalote, the project's environmental licence was granted in November 2015, and clarifications to comments and recommendations submitted by AngloGold Ashanti (mainly associated with technical aspects, project definition, artisanal miners

and resettlement) were received from the Ministry of Environment in March 2016. Mining authorisation for the project was granted in December 2015 and clarifications to comments and recommendations from the company (associated with the project schedule and additional exploration activities) were received from the Antioquia Secretary of Mines in October 2016. As a legal requirement, notification of the start of activities contained in the environmental license was submitted to the National Environmental Licensing Authority in November 2016. A response from the authorities was awaited at year-end.

COMMUNITIES

Constructive community relations reflect the community's goodwill towards the company and imply acceptance by the community of operations and projects. It remains a key strategic objective to maintain and strengthen this social licence at all our operations.

In Brazil, social investment in communities prioritise projects focused on job creation and income generation, education, culture and environment. Major projects implemented include:

- **Communities at tailings dams**: In November 2015, a tailings dam breach at an operation belonging to Samaro Mineração S.A., resulted in the single most severe environmental incident in Brazilian mining history. AngloGold Ashanti promptly put

in place a plan to liaise with communities, presenting and discussing the company's tailings dam management programme. Among the various initiatives, highlighted in public presentations by management, public questions were addressed.

- **Public call for projects**: Social projects supported by the company are determined by a committee comprising AngloGold Ashanti, specialists in social projects and representatives of communities in line with open and transparent management of social investments. The public call for projects already supports 168 projects in municipalities neighbouring our operations and directly benefits more than 22,000 people.

- **Tax incentives**: In Brazil, specific laws allow the company to invest part of the income tax in projects approved by the federal government in areas such as culture, sport, children and youth, elderly and disabled people, as well as health (particularly oncology). In 2015, AngloGold Ashanti invested around $2 million in these initiatives, implemented in 2016, for the benefit of cities surrounding its operations.

- **Volunteering**: The Holding Hands Programme, established in 2004, has benefited around 28,000 people through more than 120 activities (3,300 voluntary participators) over the years. The programme aims to encourage employees

REGIONAL REVIEWS (CONTINUED)
Americas



to become involved in and to contribute to social causes within local municipalities where the company operates.

- **Good Neighbourhood Programme:**
The purpose of the Good Neighbourhood Programme is to strengthen AngloGold Ashanti's relationship and dialogue with communities in Brazil, including regular meetings and publication of a special printed newspaper. A toll-free hotline (0800) also receives grievances and complaints.

In Argentina, Cerro Vanguardia has engaged with the community of San Julián since the beginning of the operation more than 20 years ago. The operation's engagement strategy is based on permanent and continuous dialogue with all local institutions and organisations as well as local and provincial authorities. In 2004, a development agency was established in collaboration with the mine, local and provincial authorities, the university, the rural association and the Chamber of Commerce. The work of this agency has been financed by the mine since its inception. In 2016, an agreement signed in 2010 was renewed, assigning funds contributed by the mine annually, working with the development agency and the city of San Julián. Projects undertaken during the year included, among

others, completing the refurbishment of the Racing Club of San Julián, and contributing to projects approved by the development agency, such as the Greenhouse orchards and farms, a woven wire factory, the manufacture of work clothes, and workshops to wash trucks.

In Colombia, a key aspect in developing the business is the award of social and environmental licences to build and operate viable mineral discoveries. Continuous engagement, or social political enablement (SPE), is a business imperative. During 2016, SPE engagement included projects and activities to establish social infrastructure, education, small and medium enterprise support, and strengthening of public institutions, among others. All of these projects and activities were developed in co-operation with communities.

At Gramalote, the company continues to develop the co-existence programme with artisanal miners, as part of the company's commitment to its license to operate in line with the environmental licence granted for the project, which will be implemented in accordance with company standards, and environmental licences and permits.

Another key programme at Gramalote is support of sugar cane farming by investing in improving farmers' skills, developing better business practices and increasing knowledge of benefits and duties resulting from formalisation of business activities.

At La Colosa, social investment programmes continued to advance according to plan. The most relevant projects included reintroducing regional youth to farming, making livestock quality more competitive and the establishment of an agricultural business centre. The social investment strategy aims to support productive regional vocations while demonstrating that the project is responsible by supporting water conservation.

At Nuevo Chaquiro, activities such as Mining Wednesday, home visits and mining meetings remained key to Project Raise Awareness, promoting trust within the urban community of Jerico. Efforts continued in the rural areas of Jerico to educate local residents and, ultimately, to achieve consensus around land access for exploration and study work. With the project advancing to prefeasibility in 2017, these programmes are expected to accelerate with community engagement and vocational support, as at La Colosa and Gramalote.





FIVE-YEAR STATISTICS BY OPERATION
Operational, financial and sustainability statistics

PRODUCTION METRICS

	Attributable tonnes treated/milled (Mt)				
	2016	2015	2014	2013	2012
South Africa	**39.6**	36.8	38.4	39.2	22.2
Vaal River					
Great Noligwa [1]			0.4	0.4	0.5
Kopanang	**0.6**	0.7	0.8	1.0	0.9
Moab Khotsong	**1.0**	0.9	0.7	0.7	0.6
West Wits					
Mponeng	**1.1**	0.8	1.1	1.6	1.3
Savuka [2]					0.2
TauTona [2]	**0.6**	0.8	0.9	1.0	0.8
Surface Operations					
Surface Operations [3]	**36.4**	33.6	34.5	34.5	17.9
Continental Africa	**28.2**	27.2	29.9	26.9	27.8
DRC					
Kibali (45%) [4]	**3.9**	3.1	2.5	0.4	
Ghana					
Iduapriem	**5.1**	4.7	4.9	4.8	4.6
Obuasi [5]	**–**	1.0	2.2	1.7	2.1
Guinea					
Siguiri (85%)	**10.3**	10.0	10.1	10.2	10.1
Mali					
Morila (40%)	**1.5**	1.2	1.3	1.4	1.8
Sadiola (41%)	**2.0**	2.1	2.1	2.0	1.9
Yatela (40%) [6]			0.9	1.0	1.1
Namibia					
Navachab [7]			0.7	1.4	1.4
Tanzania					
Geita	**5.4**	5.2	5.2	4.0	4.8

See footnotes overleaf



FIVE-YEAR STATISTICS BY OPERATION (CONTINUED)
Operational, financial and sustainability statistics

PRODUCTION METRICS (continued)

	Attributable tonnes treated/milled (Mt)				
	2016	2015	2014	2013	2012
Australasia	**8.9**	8.2	7.8	4.3	3.4
Australia					
Sunrise Dam	**4.0**	3.9	3.8	3.4	3.4
Tropicana (70%) [4]	**4.8**	4.3	4.0	0.9	
Americas	**7.0**	7.0	6.8	5.9	4.8
Argentina					
Cerro Vanguardia (92.5%)	**2.9**	3.1	3.0	2.3	1.7
Brazil					
AGA Mineração	**2.8**	2.6	2.5	2.3	2.2
Serra Grande [8]	**1.3**	1.3	1.3	1.3	0.9
CONTINUING OPERATIONS	**83.7**	79.1	82.9	76.3	58.2
Discontinued operations					
Cripple Creek & Victor [9]		11.3	19.3	20.8	20.9
Total	**83.7**	**90.4**	**102.2**	**97.1**	**79.1**

[1] Great Noligwa and Moab Khotsong are treated as one cash-generating unit from 1 January 2015.
[2] In 2013, Savuka and TauTona were combined under TauTona as one cash-generating unit.
[3] For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash-generating unit.
[4] Kibali and Tropicana began production in the fourth quarter of 2013.
[5] Obuasi was placed on limited operations at the end of 2014. In 2016, Obuasi was on care and maintenance.
[6] Yatela mine in closure from 2015.
[7] Sold effective 30 June 2014.
[8] AngloGold Ashanti's holding increased to 100% (from 50%) from 1 July 2012.
[9] Sold effective 3 August 2015.



FIVE-YEAR STATISTICS BY OPERATION (CONTINUED)
Operational, financial and sustainability statistics

PRODUCTION METRICS (continued)

	Average grade recovered (g/t)					Attributable gold production (000oz)				
	2016	2015	2014	2013	2012	2016	2015	2014	2013	2012
South Africa						967	1,004	1,223	1,302	1,212
Vaal River										
Great Noligwa [1]			6.44	6.15	5.72			78	83	84
Kopanang	5.09	5.43	5.55	5.23	5.40	91	117	140	178	164
Moab Khotsong	9.05	8.50	11.04	9.47	8.16	280	254	234	212	162
West Wits										
Mponeng	7.90	8.44	8.99	7.10	9.40	254	219	313	354	405
Savuka [2]					6.09					37
TauTona [2]	7.59	8.46	8.21	7.34	7.63	146	209	232	235	189
Surface Operations										
Surface Operations [3]	0.16	0.18	0.20	0.22	0.30	186	193	223	240	172
Technology										
Technology						10	12	3		
Continental Africa						1,321	1,435	1,597	1,460	1,521
DRC										
Kibali (45%) [4]	2.10	2.93	2.95	3.41		264	289	237	40	
Ghana										
Iduapriem	1.30	1.27	1.13	1.43	1.22	214	193	177	221	180
Obuasi [5]	–	1.47	4.67	4.94	4.79	3	53	243	239	280
Guinea										
Siguiri (85%)	0.79	0.80	0.89	0.82	0.76	259	255	290	268	247
Mali										
Morila (40%)	0.45	1.24	1.06	1.23	1.41	22	49	44	57	81
Sadiola (41%)	1.09	1.04	1.28	1.34	1.64	70	69	85	86	100
Yatela (40%) [6]			0.59	0.93	1.06			11	27	29
Namibia										
Navachab [7]			1.44	1.39	1.59			33	63	74
Tanzania										
Geita	2.74	3.18	2.86	3.54	3.47	489	527	477	459	531

See footnotes overleaf



FIVE-YEAR STATISTICS BY OPERATION (CONTINUED)

Operational, financial and sustainability statistics

PRODUCTION METRICS (continued)

	Average grade recovered (g/t)					Attributable gold production (000oz)				
	2016	2015	2014	2013	2012	2016	2015	2014	2013	2012
Australasia						**520**	560	620	342	258
Australia										
Sunrise Dam	1.98	1.97	2.13	2.46	2.39	228	216	262	276	258
Tropicana (70%) [4]	1.87	2.48	2.78	2.40		292	344	358	66	
Americas						**820**	831	785	770	706
Argentina										
Cerro Vanguardia (92.5%)	7.45	6.88	6.08	6.58	6.48	281	278	246	241	219
Brazil										
AGA Mineração	5.31	5.63	5.65	5.70	6.07	407	421	403	391	388
Serra Grande [8]	3.17	3.27	3.28	3.42	3.36	132	132	136	138	98
CONTINUING OPERATIONS						**3,628**	3,830	4,225	3,874	3,697
Discontinued operations										
Cripple Creek & Victor [9]		0.35	0.32	0.34	0.40		117	211	231	247
Total						**3,628**	3,947	4,436	4,105	3,944

[1] Great Noligwa and Moab Khotsong are treated as one cash-generating unit from 1 January 2015.

[2] In 2013, Savuka and TauTona were combined under TauTona as one cash-generating unit.

[3] For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash-generating unit.

[4] Kibali and Tropicana began production in the fourth quarter of 2013.

[5] Obuasi was placed on limited operations at the end of 2014. In 2016, Obuasi was on care and maintenance.

[6] Yatela mine in closure from 2015.

[7] Sold effective 30 June 2014.

[8] AngloGold Ashanti's holding increased to 100% (from 50%) from 1 July 2012.

[9] Sold effective 3 August 2015.



FIVE-YEAR STATISTICS BY OPERATION (CONTINUED)
Operational, financial and sustainability statistics

PRODUCTIVITY (oz/TEC)

	2016	2015	2014	2013	2012
South Africa	**3.56**	3.74	4.40	4.47	4.19
Vaal River					
Great Noligwa [1]			2.69	2.51	2.34
Kopanang	**1.82**	2.41	2.68	3.11	2.61
Moab Khotsong	**3.82**	3.44	4.74	4.22	3.05
West Wits					
Mponeng	**4.02**	3.48	4.74	5.33	6.33
Savuka [2]					3.98
TauTona [2]	**2.49**	3.70	4.17	4.01	4.03
Surface Operations					
Surface Operations [3]	**7.82**	8.12	8.95	9.35	9.86
Continental Africa	**20.70**	20.61	14.36	9.97	10.97
DRC					
Kibali (45%) [4]	**63.86**	72.34	68.50	83.56	
Ghana					
Iduapriem	**17.36**	16.32	20.14	18.41	15.61
Obuasi [5]	**–**	5.76	6.10	4.10	5.19
Guinea					
Siguiri (85%)	**15.40**	14.59	15.64	12.88	12.10
Mali					
Morila (40%)	**10.19**	15.98	10.13	17.88	35.72
Sadiola (41%)	**13.97**	13.46	14.23	10.56	12.27
Yatela (40%) [6]			10.73	10.21	8.82
Namibia					
Navachab [7]			6.97	5.63	6.43
Tanzania					
Geita	**20.94**	27.78	19.50	15.55	19.20

See footnotes overleaf



FIVE-YEAR STATISTICS BY OPERATION (CONTINUED)
Operational, financial and sustainability statistics

PRODUCTIVITY (oz/TEC) (continued)

	2016	2015	2014	2013	2012
Australasia	**46.81**	55.84	62.00	49.64	43.46
Australia					
Sunrise Dam	**44.96**	45.09	58.29	50.22	43.46
Tropicana (70%) [4]	**48.36**	65.69	65.03	47.37	
Americas	**13.98**	15.05	14.38	14.25	14.72
Argentina					
Cerro Vanguardia (92.5%)	**22.05**	22.82	21.14	20.89	18.21
Brazil					
AGA Mineração	**12.36**	13.58	13.03	12.97	14.22
Serra Grande [8]	**10.13**	10.97	11.32	11.19	11.45
CONTINUING OPERATIONS	**8.97**	**9.50**	**9.30**	**7.77**	**7.66**
Discontinued operations					
Cripple Creek & Victor [9]		29.63	33.33	37.45	37.46

[1] Great Noligwa and Moab Khotsong are treated as one cash-generating unit from 1 January 2015.

[2] In 2013, Savuka and TauTona were combined under TauTona as one cash-generating unit.

[3] For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash-generating unit.

[4] Kibali and Tropicana began production in the fourth quarter of 2013.

[5] Obuasi was placed on limited operations at the end of 2014. In 2016, Obuasi was on care and maintenance.

[6] Yatela mine in closure from 2015.

[7] Sold effective 30 June 2014.

[8] AngloGold Ashanti's holding increased to 100% (from 50%) from 1 July 2012.

[9] Sold effective 3 August 2015.



FIVE-YEAR STATISTICS BY OPERATION (CONTINUED)

Operational, financial and sustainability statistics

COSTS

	Total cash costs ($/oz produced)					All-in sustaining costs [10] ($/oz sold)				
	2016	2015	2014	2013	2012	**2016**	2015	2014	2013	2012
South Africa	**896**	881	849	850	873	**1,081**	1,088	1,064	1,120	1,189
Vaal River										
Great Noligwa [1]			1,074	1,100	1,226			1,185	1,305	1,530
Kopanang	**1,324**	1,014	1,023	918	1,015	**1,555**	1,226	1,256	1,255	1,497
Moab Khotsong	**729**	798	685	797	1,040	**884**	1,018	903	1,223	1,634
West Wits										
Mponeng	**779**	874	746	719	639	**1,011**	1,170	981	1,016	883
Savuka [2]					1,041					1,607
TauTona [2]	**1,148**	883	882	920	924	**1,345**	1,044	1,059	1,149	1,316
Surface Operations										
Surface Operations [3]	**899**	912	941	883	943	**1,004**	1,006	1,153	969	754
Continental Africa	**717**	678	783	869	830	**904**	815	968	1,202	1,235
DRC										
Kibali (45%) [4]	**740**	609	578	471		**893**	642	588	529	
Ghana										
Iduapriem	**908**	995	865	861	955	**950**	1,020	1,020	1,025	1,437
Obuasi [5]	**167**	966	1,086	1,406	1,187	**440**	1,185	1,374	2,214	2,201
Guinea										
Siguiri (85%)	**784**	827	799	918	938	**915**	965	917	1,085	1,105
Mali										
Morila (40%)	**1,123**	698	1,162	773	767	**1,337**	815	1,298	1,051	765
Sadiola (41%)	**991**	818	1,028	1,334	1,169	**1,066**	886	1,133	1,510	1,249
Yatela (40%) [6]			1,438	1,530	1,758			1,795	1,653	1,888
Namibia										
Navachab [7]			752	691	1,036			719	781	1,329
Tanzania										
Geita	**530**	480	599	515	427	**844**	717	890	833	816

See footnotes overleaf



FIVE-YEAR STATISTICS BY OPERATION (CONTINUED)
Operational, financial and sustainability statistics

COSTS (continued)

	Total cash costs ($/oz produced)					All-in sustaining costs [10] ($/oz sold)				
	2016	2015	2014	2013	2012	**2016**	2015	2014	2013	2012
Australasia	**793**	702	804	1,047	1,211	**1,067**	875	986	1,376	1,680
Australia										
Sunrise Dam	**926**	970	1,105	1,110	1,126	**1,080**	1,110	1,214	1,321	1,470
Tropicana (70%) [4]	**630**	492	545	568		**970**	671	752	1,113	
Americas	**578**	576	676	653	680	**875**	792	974	1,011	1,099
Argentina										
Cerro Vanguardia (92.5%)	**563**	625	692	622	576	**773**	873	938	912	935
Brazil										
AGA Mineração	**562**	518	644	646	696	**893**	712	966	1,023	1,114
Serra Grande [8]	**634**	635	748	719	821	**1,020**	861	1,062	970	1,168
CONTINUING OPERATIONS	**744**	**712**	**785**	**836**	**842**	**986**	**910**	**1,020**	**1,195**	**1,285**
Discontinued operations										
Cripple Creek & Victor [9]		894	829	732	638		1,030	1,147	927	817

[1] Great Noligwa and Moab Khotsong are treated as one cash-generating unit from 1 January 2015.
[2] In 2013, Savuka and TauTona were combined under TauTona as one cash-generating unit.
[3] For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash-generating unit.
[4] Kibali and Tropicana began production in the fourth quarter of 2013.
[5] Obuasi was placed on limited operations at the end of 2014. In 2016, Obuasi was on care and maintenance.
[6] Yatela mine in closure from 2015.
[7] Sold effective 30 June 2014.
[8] AngloGold Ashanti's holding increased to 100% (from 50%) from 1 July 2012.
[9] Sold effective 3 August 2015. Numbers included to the date of disposal.
[10] Excludes stockpile write-offs.



FIVE-YEAR STATISTICS BY OPERATION (CONTINUED)
Operational, financial and sustainability statistics

CAPITAL EXPENDITURE ($m)

	2016	2015	2014	2013	2012
South Africa	**182**	206	264	451	583
Vaal River					
Great Noligwa [1]			7	13	27
Kopanang	16	21	26	52	94
Moab Khotsong	42	47	45	117	159
West Wits					
Mponeng	76	85	97	171	195
Savuka [2]					20
TauTona [2]	25	28	35	59	73
Surface Operations					
Surface Operations [3]	17	17	46	39	15
Technology					
Technology	6	8	8		
Continental Africa	**291**	315	454	839	925
DRC					
Kibali (45%) [4]	92	124	179	341	263
Mongbwalu (86.22%)					77
Ghana					
Iduapriem	8	15	21	28	95
Obuasi [5]	6	23	82	196	185
Guinea					
Siguiri (85%)	50	25	26	25	28
Mali					
Morila (40%)	1	6	6	13	1
Sadiola (41%)	7	2	6	42	37
Yatela (40%)				3	2
Namibia					
Navachab [6]			1	5	15
Tanzania					
Geita	119	116	129	154	216
Other and non-controlling interests	**8**	4	4	32	6

See footnotes overleaf



FIVE-YEAR STATISTICS BY OPERATION (CONTINUED)
Operational, financial and sustainability statistics

CAPITAL EXPENDITURE ($m) (continued)

	2016	2015	2014	2013	2012
Australasia	**109**	78	91	285	369
Australia					
Sunrise Dam	32	29	31	39	49
Tropicana (70%) [4]	77	48	59	241	315
Other	–	1	1	5	5
Americas	**225**	196	225	253	309
Argentina					
Cerro Vanguardia (92.5%)	55	62	54	64	88
Brazil					
AGA Mineração	122	89	127	123	162
Serra Grande [7]	43	33	38	40	33
Other and non-controlling interests	5	12	6	26	26
Other	**4**	4	6	8	36
CONTINUING OPERATIONS	**811**	799	1,040	1,836	2,222
Discontinued operations					
Cripple Creek & Victor [8]		58	169	157	100
Sub-total	811	857	1,209	1,993	2,322
Equity-accounted investments	(100)	(131)	(191)	(411)	(303)
Total	**711**	**726**	**1,018**	**1,582**	**2,019**

[1] Great Noligwa and Moab Khotsong are treated as one cash-generating unit from 1 January 2015.

[2] In 2013, Savuka and TauTona were combined under TauTona as one cash generating unit.

[3] For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash generating unit.

[4] Kibali and Tropicana began production in the fourth quarter of 2013.

[5] Obuasi was placed on limited operations at the end of 2014. In 2016, Obuasi was on care and maintenance.

[6] Sold effective 30 June 2014.

[7] AngloGold Ashanti's holding increased to 100% (from 50%) from 1 July 2012.

[8] Sold effective 3 August 2015.


FIVE-YEAR STATISTICS BY OPERATION (CONTINUED)
Operational, financial and sustainability statistics

AVERAGE NO. OF EMPLOYEES (PERMANENT AND CONTRACTOR EMPLOYEES)

	2016	2015	2014	2013	2012
South Africa	**28,507**	28,325	29,511	32,406	34,186
Vaal River					
Great Noligwa [1]			2,207	2,731	3,063
Kopanang	**4,055**	4,052	4,424	5,365	6,014
Moab Khotsong	**6,310**	6,469	4,573	5,692	6,645
West Wits					
Mponeng	**6,105**	6,249	6,737	6,516	6,262
Savuka [2]					1,157
TauTona [2]	**4,723**	4,656	4,712	5,256	4,472
Surface Operations					
Surface Operations [3]	**3,140**	2,929	3,058	2,142	1,874
Other	**4,174**	3,970	3,800	4,704	4,699
Continental Africa	**12,691**	11,942	16,070	16,625	16,621
DRC					
Kibali (45%) [4]	**2,180**	2,061	2,245	158	
Ghana					
Iduapriem	**1,576**	1,565	1,352	1,590	1,549
Obuasi [5]	**766**	856	3,541	5,194	5,373
Guinea					
Siguiri (85%)	**3,509**	3,445	3,494	3,673	3,643
Mali					
Morila (40%)	**324**	389	500	390	319
Sadiola (41%)	**588**	585	654	810	783
Yatela (40%) [6]			226	367	407
Namibia					
Navachab [7]			793	938	953
Tanzania					
Geita	**3,748**	3,041	3,265	3,504	3,594

See footnotes overleaf



FIVE-YEAR STATISTICS BY OPERATION (CONTINUED)
Operational, financial and sustainability statistics

AVERAGE NO. OF EMPLOYEES (PERMANENT AND CONTRACTOR EMPLOYEES) (continued)

	2016	2015	2014	2013	2012
Australasia	**925**	836	832	925	494
Australia					
Sunrise Dam	422	400	374	457	494
Tropicana (70%) [4]	503	436	458	468	
Americas	**8,126**	7,679	7,441	7,542	7,204
Argentina					
Cerro Vanguardia (92.5%)	1,877	1,687	1,640	1,696	1,884
Brazil					
AGA Mineração	4,662	4,546	4,398	4,377	4,239
Serra Grande [8]	1,587	1,446	1,403	1,469	1,081
Other, including corporate and non-gold producing subsidiaries	**2,400**	2,731	3,056	8,104	6,625
CONTINUING OPERATIONS	**52,649**	51,513	56,910	65,602	65,130
Discontinued operations					
Cripple Creek & Victor [9]		753	1,147	832	692
Total	**52,649**	52,266	58,057	66,434	65,822

[1] Great Noligwa and Moab Khotsong are treated as one cash-generating unit from 1 January 2015.
[2] In 2013, Savuka and TauTona were combined under TauTona as one cash-generating unit.
[3] For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash-generating unit.
[4] Kibali and Tropicana began production in the fourth quarter of 2013. The 2014 number for Kibali includes 3,249 employees who were working on projects.
[5] Obuasi was placed on limited operations at the end of 2014. In 2016, Obuasi was on care and maintenance.
[6] Yatela mine in closure from 2015.
[7] Sold effective 30 June 2014.
[8] AngloGold Ashanti's holding increased to 100% (from 50%) from 1 July 2012.
[9] Sold effective 3 August 2015. Employee numbers included to the date of disposal.



FIVE-YEAR STATISTICS BY OPERATION (CONTINUED)

Operational, financial and sustainability statistics

SAFETY

	All injury frequency rate [1]					Number of fatalities				
	2016	2015	2014	2013	2012	**2016**	2015	2014	2013	2012
South Africa	**12.02**	10.81	11.85	12.63	13.24	**6**	9	4	6	11
Vaal River										
Great Noligwa [2]			15.44	12.06	17.72			0	0	1
Kopanang	**21.37**	17.50	13.56	17.58	19.92	**1**	1	1	0	0
Moab Khotsong	**12.58**	13.54	18.62	16.35	17.14	**0**	2	0	1	2
West Wits										
Mponeng	**15.77**	13.37	16.33	17.86	14.49	**1**	3	3	3	3
Savuka [3]					21.23					2
TauTona [3]	**17.97**	11.88	12.60	14.16	10.63	**4**	1	0	1	3
Surface Operations										
Surface Operations [4]	**5.63**	5.14	5.42	5.08	6.71	**0**	1	0	0	0
Other						**0**	1	0	1	0
Continental Africa	**0.51**	0.50	1.56	1.97	2.26	**0**	1	0	2	5
DRC										
Mongbwalu			1.98	6.15	4.47			0	0	1
Ghana										
Iduapriem	**0.42**	0.00	1.06	1.98	3.08	**0**	0	0	1	1
Obuasi [5]	**0.30**	1.28	3.01	2.39	2.13	**0**	1	0	1	2
Guinea										
Siguiri	**0.13**	0.13	0.39	0.64	1.09	**0**	0	0	0	0
Mali										
Sadiola	**1.56**	0.51	0.50	1.28	2.21	**0**	0	0	0	0
Yatela	**2.34**	0.95	0.00	0.00	0.36	**0**	0	0	0	0
Namibia										
Navachab [6]			6.39	5.58	8.22			0	0	0
Tanzania										
Geita	**0.39**	0.47	0.51	0.98	1.62	**0**	0	0	0	1

See footnotes overleaf



FIVE-YEAR STATISTICS BY OPERATION (CONTINUED)
Operational, financial and sustainability statistics

SAFETY (continued)

	All injury frequency rate [1]					Number of fatalities				
	2016	2015	2014	2013	2012	**2016**	2015	2014	2013	2012
Australasia	**9.49**	8.56	10.73	7.91	6.33	**0**	0	0	0	0
Australia										
Sunrise Dam	**8.24**	11.59	12.54	11.19	5.46	**0**	0	0	0	0
Tropicana [7]	**10.87**	6.80	9.96	8.60	15.75	**0**	0	0	0	0
Americas	**3.96**	5.61	3.79	4.74	5.20	**1**	1	2	0	1
Argentina										
Cerro Vanguardia	**2.39**	1.63	1.40	0.58	1.72	**0**	0	0	0	1
Brazil										
AGA Mineração	**3.46**	5.51	4.22	5.94	5.82	**1**	1	2	0	0
Serra Grande [8]	**8.05**	9.49	4.53	6.10	5.15	**0**	0	0	0	0
Colombia	**2.56**	1.64	0.32	2.51	4.43	**0**	0	0	0	0
United States										
Cripple Creek & Victor		19.47	9.54	9.89	12.75		0	0	0	0
Greenfield exploration	**2.52**	7.96	3.57	4.20	6.76	**0**	0	0	0	1
AngloGold Ashanti	**7.71**	7.18	[9] 7.36	7.48	7.83	**7**	11	6	8	18

[1] Per million hours worked.
[2] Great Noligwa and Moab Khotsong are treated as one cash-generating unit from 1 January 2015.
[3] In 2013, Savuka and TauTona were combined under TauTona as one cash-generating unit.
[4] For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash-generating unit.
[5] Obuasi was placed on limited operations at the end of 2014. In 2016, Obuasi was on care and maintenance.
[6] Sold effective 30 June 2014.
[7] Tropicana began production in the fourth quarter of 2013.
[8] AngloGold Ashanti's holding increased to 100% (from 50%) from 1 July 2012.
[9] All injury frequency rate for the group adjusted for the earthquake impact is 7.15.

FIVE-YEAR STATISTICS BY OPERATION (CONTINUED)

Operational, financial and sustainability statistics

ENVIRONMENTAL PERFORMANCE [1]

	Energy usage (PJ)					Water usage (ML)				
	2016	2015	2014	2013	2012	**2016**	2015	2014	2013	2012
South Africa	**10.54**	10.65	11.31	11.80	11.43	**23,161**	25,182	27,219	27,228	23,813
Vaal River [2]	**4.87**	[6] 4.89	5.31	5.63	5.87	**12,275**	13,259	13,402	14,331	14,748
West Wits [2]	**4.93**	5.03	5.24	5.55	5.57	**4,411**	3,949	2,626	3,160	4,501
Mine Waste Solutions	**0.74**	0.73	0.76	0.62	0.21	**6,475**	7,974	11,191	9,737	4,564
Continental Africa	**8.46**	[6] 8.41	[6] 9.47	12.01	12.13	**11,911**	16,931	17,582	21,031	19,132
Ghana										
Iduapriem	**1.02**	0.89	0.62	1.25	1.00	**936**	750	342	795	582
Obuasi [3]	**0.30**	0.56	1.46	1.77	1.74	**–**	3,129	3,696	3,685	3,820
Guinea										
Siguiri	**2.58**	[6] 2.50	[6] 2.36	2.31	2.34	**3,395**	5,145	5,375	6,478	4,650
Mali										
Sadiola	**1.40**	1.40	1.59	2.10	2.17	**3,940**	4,625	4,051	4,330	3,837
Yatela	**0.10**	0.12	0.24	0.52	0.70	**4**	33	17	254	1,578
Namibia										
Navachab [3]				0.74	0.75				1,005	990
Tanzania										
Geita	**3.07**	2.93	3.21	3.32	3.43	**3,637**	3,249	4,101	4,484	3,675
Australasia	**5.62**	5.14	5.52	2.81	2.08	**7,577**	6,648	6,749	3,925	1,700
Australia										
Sunrise Dam	**2.03**	1.97	2.29	2.07	2.08	**1,779**	1,771	1,866	1,829	1,700
Tropicana [4,5]	**3.59**	3.17	3.23	0.74		**5,798**	4,877	4,883	[5] 2,097	

See footnotes overleaf



FIVE-YEAR STATISTICS BY OPERATION (CONTINUED)
Operational, financial and sustainability statistics

ENVIRONMENTAL PERFORMANCE [1] (continued)

	Energy usage (PJ)					Water usage (ML)				
	2016	2015	2014	2013	2012	**2016**	2015	2014	2013	2012
Americas	**3.94**	4.86	6.04	6.06	5.91	**8,067**	10,839	12,170	11,732	7,456
Argentina										
Cerro Vanguardia	**1.76**	1.69	1.71	1.72	1.59	**1,152**	1,121	1,079	964	923
Brazil										
AGA Mineração	**1.64**	1.53	1.48	1.41	1.35	**5,292**	5,959	6,233	6,346	4,213
Serra Grande	**0.54**	0.48	0.48	0.51	0.48	**1,623**	1,506	1,921	1,380	459
United States										
Cripple Creek & Victor		1.16	2.37	2.42	2.46		2,252	2,937	3,042	1,860
AngloGold Ashanti	**28.55**	[6] 29.06	[6] 32.34	32.68	31.74	**50,716**	59,601	63,720	63,916	52,101

[1] Refer to the *<SDR>* for definitions of these environmental indicators.
[2] These include consumption by Surface Operations' facilities located in these areas.
[3] Sold effective 30 June 2014.
[4] Excludes pre-production water use at Tropicana.
[5] Tropicana began production in the fourth quarter of 2013.
[6] Restated due to error in source data for 2014 and 2015.

FIVE-YEAR STATISTICS BY OPERATION (CONTINUED)

Operational, financial and sustainability statistics

ENVIRONMENTAL PERFORMANCE [1] (continued)

	GHG emissions (000t CO_2e)					No. of reportable environmental incidents				
	2016	2015	2014	2013	2012	2016	2015	2014	2013	2012
South Africa	**2,864**	2,756	2,981	3,025	3,009	**0**	1	1	3	10
Vaal River [2]	**1,282**	[5] 1,232	1,360	1,415	1,482	**0**	1	0	0	3
West Wits [2]	**1,375**	1,331	1,420	1,445	1,473	**0**	0	0	0	0
Mine Waste Solutions	**207**	193	201	165	54	**0**	0	1	3	7
Continental Africa	**682**	[5] 694	[5] 824	969	978	**0**	2	4	5	5
Ghana										
Iduapriem	**108**	95	74	113	94	**0**	0	0	1	2
Obuasi	**41**	79	198	199	197	**0**	2	1	3	1
Guinea										
Siguiri	**194**	[5] 189	[5] 178	175	177	**0**	0	0	0	0
Mali										
Sadiola	**104**	104	118	156	161	**0**	0	0	0	1
Yatela	**7**	9	18	38	52	**0**	0	0	0	0
Namibia										
Navachab [3]				42	43	**0**		0	0	0
Tanzania										
Geita	**228**	218	238	246	254	**0**	0	3	1	1
Australasia	**336**	336	359	174	125	**0**	0	0	2	1
Australia										
Sunrise Dam	**113**	116	135	123	125	**0**	0	0	0	1
Tropicana [4]	**223**	220	224	51		**0**	0	0	2	

See footnotes overleaf

FIVE-YEAR STATISTICS BY OPERATION (CONTINUED)
Operational, financial and sustainability statistics

ENVIRONMENTAL PERFORMANCE [1] (continued)

	GHG emissions (000t CO$_2$e)					No. of reportable environmental incidents				
	2016	2015	2014	2013	2012	**2016**	2015	2014	2013	2012
Americas	**180**	375	449	399	389	**0**	1	0	0	0
Argentina										
Cerro Vanguardia	**120**	115	118	119	111	**0**	0	0	0	0
Brazil										
AGA Mineração	**41**	41	36	32	29	**1**	1	0	0	0
Serra Grande	**19**	15	14	15	14	**0**	0	0	0	0
United States										
Cripple Creek & Victor		204	281	233	235		0	0	0	0
AngloGold Ashanti	**4,062**	[5] 4,162	[5] 4,613	4,567	4,501	**1**	4	5	10	16

[1] Refer to the *<SDR>* for definitions of these environmental indicators.
[2] These include consumption by Surface Operations' facilities located in these areas.
[3] Sold effective 30 June 2014.
[4] Tropicana began production in the fourth quarter of 2013.
[5] Restated due to error in source data.



FIVE-YEAR STATISTICS BY OPERATION (CONTINUED)

Operational, financial and sustainability statistics

SOCIAL PERFORMANCE [1]

Community investment ($000)	2016	2015	2014	2013	2012
South Africa [2]	**4,584**	6,288	8,073	8,391	7,700
Continental Africa	**7,562**	6,008	3,933	13,279	13,341
Ghana					
Iduapriem	**202**	134	148	302	465
Obuasi	**60**	204	208	1,197	2,007
Corporate office	**–**	–	–	–	70
Guinea					
Siguiri (85%)	**1,706**	501	220	1,326	1,083
Mali					
Morila (40%)	**10**	42	81	56	198
Sadiola (41%) and Yatela (40%)	**449**	241	175	126	572
Namibia					
Navachab [3]			44	59	201
Tanzania					
Geita	**4,176**	3,757	1,973	5,489	4,834
DRC					
Kibali (45%) [4]	**959**	1.129	654	4.140	976
Mongbwalu (86.22%)			430	584	2,935
Australasia	**552**	344	247	463	464
Australia					
Sunrise Dam	**552**	344	247	301	464
Tropicana [4]	**–**	–	–	125	

See footnotes overleaf



FIVE-YEAR STATISTICS BY OPERATION (CONTINUED)
Operational, financial and sustainability statistics

SOCIAL PERFORMANCE [1] (continued)

Community investment ($000)	2016	2015	2014	2013	2012
Americas	**9,016**	4,159	3,659	5,761	5,148
Argentina					
Cerro Vanguardia (92.5%)	**5,814**	712	1,223	1,096	1,520
Brazil					
AGA Mineração	**1,758**	1,574	712	1,297	813
Serra Grande [5]	**383**	142	153	472	719
Colombia	**1,053**	1,154	993	1,905	1,188
United States					
Cripple Creek & Victor		577	578	991	908
Sub-total	**21,715**	16,799	15,912	27,894	26,653
Equity-accounted investments	**(1,559)**	(1,571)	(1,113)	(5,358)	(1,746)
AngloGold Ashanti	**20,156**	**15,228**	**14,799**	**22,536**	**24,907**

[1] Refer to the <SDR> for the definition of this social indicator.
[2] Community investment at the South African operations is aggregated and is overseen via the corporate entity and includes corporate community investment.
[3] Sold effective 30 June 2014.
[4] Kibali and Tropicana began production in the fourth quarter of 2013.
[5] AngloGold Ashanti's holding increased to 100% (from 50%) from 1 July 2012.



MINERAL RESOURCE AND ORE RESERVE – SUMMARY

The Mineral Resource and Ore Reserve for AngloGold Ashanti Limited (AngloGold Ashanti) are reported in accordance with the minimum standards described by the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC Code, 2016 edition), and also conform to the standards set out in the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC Code, 2012 Edition).

The Mineral Resource is inclusive of the Ore Reserve component unless otherwise stated. In complying with revisions to the SAMREC code the changes to AngloGold Ashanti's Mineral Resource and Ore Reserve have been reviewed and it was concluded that none of the changes are material to the overall valuation of the company. AngloGold Ashanti has therefore once again resolved not to provide the detailed reporting as defined in Table 1 of the code. The company will, however, continue to provide the high level of detail it has in previous years in order to comply with the transparency requirements of the code.

AngloGold Ashanti strives to actively create value by growing its major asset – the Mineral Resource and Ore Reserve. This drive is based on active, well-defined brownfields and greenfields exploration programmes, innovation in both geological modelling and mine planning and continual optimisation of the asset portfolio.



GOLD PRICE

The following local prices of gold were used as a basis for estimation in the December 2016 declaration:

2016 Ore Reserve – **gold price**
$1,100/oz

2016 Mineral Resource – **gold price**
$1,400/oz

	Local prices of gold			
	South Africa ZAR/kg	Australia AUD/oz	Brazil BRL/oz	Argentina ARS/oz
2016 Ore Reserve	530,000	1,500	4,041	14,969
2016 Mineral Resource	663,819	1,817	4,414	21,531

The SAMREC and JORC Codes require the use of reasonable economic assumptions. These include long-range commodity price and exchange rate forecasts which are prepared in-house using a range of techniques, including historic price averages.

Picture: Kibali, DRC



MINERAL RESOURCE AND ORE RESERVE – SUMMARY (CONTINUED)



MINERAL RESOURCE

The total Mineral Resource increased from 207.8Moz in December 2015 to 214.7Moz in December 2016. A gross annual increase of 11.3Moz occurred before depletion, while the net increase after allowing for depletion is 6.9Moz. Changes in economic assumptions from December 2015 to December 2016 resulted in a 1.7Moz increase to the Mineral Resource, while exploration and modelling resulted in an increase of 10.0Moz. Depletion from the Mineral Resource for the year totalled 4.4Moz. The Mineral Resource has been estimated at a gold price of US$1,400/oz (2015: US$1,400/oz).

MINERAL RESOURCE

		Moz
Mineral Resource as at 31 December 2015		**207.8**
Depletions		(4.4)
	Sub-total	**203.4**
Additions		
Obuasi	A new geological model, the revalidated database and a revised estimation methodology resulted in the significant increase	5.5
Mponeng	Surface and underground exploration of the VCR horizon added significant Mineral Resource	2.2
Tropicana	Exploration additions in Havana South, Tropicana and Boston Shaker and increases due to a drop in mining cost	1.5
Sunrise Dam	Increase due to successful exploration drilling, gold price increase and methodology changes	1.3
AGA Mineracão	Mainly the result of open pit gains at Rosalino, some underground additions at Cuiabá and Córrego do Sítio, the positive results from surface drilling at Carvoaria and reduced costs at Lamego	1.2
Siguiri	Attributed to cost reduction, infill drilling at Seguelen, Bidini, Tubani and Kami and the inclusion of mineralised waste	0.9
Geita	Gains due to updates of the underground Mineral Resource models and a decrease in costs	0.9
Other	Additions less than 0.5Moz	0.9
	Sub-total	**217.8**
Reductions		
Moab Khotsong	Changes due to a Mineral Resource clean-up, a value drop and a revised structural interpretation	(1.0)
Kibali	Change due to a revised geological model and the constraining of the underground Mineral Resource into optimised stope shapes	(0.8)
TauTona	Mainly due to value changes and transfers out of Mineral Resource	(0.6)
Kopanang	Resulting from movements out of Mineral Resource and a value drop resulting from a revised estimation approach	(0.6)
Other	Reductions less than 0.5Moz	(0.1)
Mineral Resource as at 31 December 2016		**214.7**

Rounding of numbers may result in computational discrepancies.



MINERAL RESOURCE AND ORE RESERVE – SUMMARY (CONTINUED)

ORE RESERVE

The AngloGold Ashanti Ore Reserve reduced from 51.7Moz in December 2015 to 50.1Moz in December 2016. This gross annual decrease of 1.6Moz includes depletion of 3.9Moz. The balance of 2.3Moz additions in Ore Reserve, results from changes in economic assumptions between 2015 and 2016 of 0.2Moz, while exploration and modelling changes resulted in further additions of 2.3Moz. Other factors resulted in a 0.3Moz decrease. The Ore Reserve has been estimated using a gold price of US$1,100/oz (2015: US$1,100/oz).

ORE RESERVE

		Moz
Ore Reserve as at 31 December 2015		**51.7**
Depletions		(3.9)
	Sub-total	**47.8**
Additions		
Tropicana	Introduction of the Long Island project philosophy and costs and the HA04 pit	1.1
AGA Mineração	Ore Reserve variation due to change in costs and revenue factor as well as minor mining method and revised estimation techniques changes	0.6
Siguiri	Mainly due to model changes	0.5
Sunrise Dam	Increase due to revised drill spacing requirements. Vogue ore body had large increase due to the drill spacing change and additional diamond drilling	0.4
Other	Additions less than 0.3Moz	0.9
	Sub-total	**51.3**
Reductions		
Kibali	Decrease is the result of a new geological model	(0.3)
Other	Reductions less than 0.3Moz	(0.9)
Ore Reserve as at 31 December 2016		**50.1**

Rounding of numbers may result in computational discrepancies.



ORE RESERVE reconciliation 2015 vs. 2016
Total (attributable)



Picture: Serra Grande, Brazil



MINERAL RESOURCE AND ORE RESERVE – SUMMARY (CONTINUED)

BY-PRODUCTS

Several by-products will be recovered as a result of processing of the gold Ore Reserve. These include 56.0kt of uranium oxide from the South African operations, 0.42Mt of sulphur from Brazil and 18.2Moz of silver from Argentina.

CORPORATE GOVERNANCE

AngloGold Ashanti has established a Mineral Resource and Ore Reserve Steering Committee (RRSC), which is responsible for setting and overseeing the company's Mineral Resource and Ore Reserve governance framework and for ensuring that it meets the company's goals and objectives while complying with all relevant regularity codes. Its membership and terms of references are mandated under a policy document signed off by the Chief Executive Officer.

Over more than a decade, the company has developed and implemented a rigorous system of internal and external reviews aimed at providing assurance in respect of Ore Reserve and Mineral Resource estimates. The following operations were subject to an external review in line with the policy that each operation project will be reviewed by an independent third party on average once every three years:

- Mineral Resource and Ore Reserve at South African Surface Operations
- Mineral Resource and Ore Reserve at AGA Mineração – Córrego do Sitio
- Mineral Resource and Ore Reserve at Sadiola

The external reviews were conducted by AMEC, Optiro and Snowden respectively. Certificates of sign-off have been received for the first two audits from the companies conducting the external reviews to state that the Mineral Resource and/or Ore Reserve comply with the SAMREC and JORC Codes. A signed NI 43-101 report was provided in the case of Sadiola.

In addition, numerous internal Mineral Resource and Ore Reserve process reviews were completed by suitably qualified Competent Persons from within AngloGold Ashanti and no significant deficiencies were identified. The Mineral Resource and Ore Reserve are underpinned by appropriate Mineral Resource Management processes and protocols that ensure adequate corporate governance. These procedures have been developed to be compliant with the guiding principles of the Sarbanes-Oxley Act of 2002 (SOX).

AngloGold Ashanti makes use of a web based group reporting database called the Resource and Reserve Reporting System (R3) for the compilation and authorisation of Mineral Resource and Ore Reserve reporting. It is a fully integrated system for the reporting and reconciliation of Mineral Resource and Ore Reserve that supports various regulatory reporting requirements including the SEC and the JSE under SAMREC. AngloGold Ashanti uses R3 to ensure a documented chain of responsibility exists from the Competent Persons at the operations to the company's RRSC.

AngloGold Ashanti has also developed an enterprise-wide risk management tool that provides consistent and reliable data that allows for visibility of risks and actions across the group. This tool is used to facilitate, control and monitor material risks to the Mineral Resource and Ore Reserve, thus ensuring that the appropriate risk management and mitigation plans are in place.

COMPETENT PERSONS

The information in this report relating to exploration results, Mineral Resources and Ore Reserves is based on information compiled by or under the supervision of the Competent Persons as defined in the SAMREC or JORC Codes. All Competent Persons are employed by AngloGold Ashanti, except for Kibali and Morila, and have sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity which they are undertaking. The Competent Persons consent to the inclusion of Exploration Results, Mineral Resource and Ore Reserve information in this report, in the form and context in which it appears. The legal tenure of each operation and project has been verified to the satisfaction of the accountable Competent Person and all Ore Reserves have been confirmed to be covered by the required mining permits or there exists a realistic expectation that these permits will be issued. This is detailed in the 2016 Mineral Resource and Ore Reserve document.

Accordingly, the Chairman of the Mineral Resource and Ore Reserve Steering Committee, VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MGSSA, FAusIMM, assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities. VA Chamberlain has 29 years' experience in exploration and mining and is employed full-time by AngloGold Ashanti and can be contacted at the following address: 76 Rahima Moosa Street, Newtown, 2001, South Africa.

A detailed breakdown of Mineral Resource and Ore Reserve and backup detail will be provided on the AngloGold Ashanti website www.anglogoldashanti.com and www.aga-reports.com.



MINERAL RESOURCE AND ORE RESERVE – SUMMARY (CONTINUED)

MINERAL RESOURCE BY REGION (ATTRIBUTABLE) INCLUSIVE OF ORE RESERVE

Gold as at 31 December 2016		Tonnes	Grade	Contained gold	
	Category	million	g/t	tonnes	Moz
South Africa	Measured	151	1.99	301	10
	Indicated	902	1.99	1,794	58
	Inferred	29	15.04	436	14
	Total	**1,082**	**2.34**	**2,531**	**81**
Continental Africa	Measured	36	1.09	40	1
	Indicated	504	2.77	1,399	45
	Inferred	162	3.36	544	17
	Total	**702**	**2.82**	**1,983**	**64**
Australasia	Measured	31	1.08	33	1
	Indicated	113	2.02	230	7
	Inferred	49	1.92	95	3
	Total	**193**	**1.85**	**357**	**11**
Americas	Measured	49	3.41	168	5
	Indicated	1,044	0.96	1,001	32
	Inferred	908	0.70	638	21
	Total	**2,002**	**0.90**	**1,807**	**58**
AngloGold Ashanti total	Measured	267	2.03	542	17
	Indicated	2,564	1.73	4,424	142
	Inferred	1,148	1.49	1,713	55
	Total	**3,980**	**1.68**	**6,678**	**215**

Rounding of numbers may result in computational discrepancies.

MINERAL RESOURCE BY REGION (ATTRIBUTABLE) EXCLUSIVE OF ORE RESERVE

Gold as at 31 December 2016		Tonnes	Grade	Contained gold	
	Category	million	g/t	tonnes	Moz
South Africa	Measured	14	14.24	204	7
	Indicated	227	3.64	826	27
	Inferred	12	14.58	175	6
	Total	**253**	**4.76**	**1,205**	**39**
Continental Africa	Measured	1	3.29	5	0
	Indicated	283	3.07	869	28
	Inferred	161	3.37	544	17
	Total	**446**	**3.18**	**1,417**	**46**
Australasia	Measured	8	0.67	5	0
	Indicated	72	1.85	133	4
	Inferred	49	1.92	95	3
	Total	**129**	**1.80**	**233**	**7**
Americas	Measured	36	3.38	121	4
	Indicated	1,032	0.90	925	30
	Inferred	907	0.70	631	20
	Total	**1,974**	**0.85**	**1,677**	**54**
AngloGold Ashanti total	Measured	59	5.64	335	11
	Indicated	1,613	1.71	2,752	88
	Inferred	1,130	1.28	1,444	46
	Total	**2,802**	**1.62**	**4,532**	**146**

Rounding of numbers may result in computational discrepancies.

Mineral Resource (inclusive) Contained gold	Mineral Resource (inclusive) grade	Mineral Resource (exclusive) Contained gold	Mineral Resource (exclusive) grade	Mineral Resource (inclusive) Contained gold
215 Moz	**1.68** g/t	**146** Moz	**1.62** g/t	**3%** increase

MINERAL RESOURCE AND ORE RESERVE – SUMMARY (CONTINUED)

ORE RESERVE BY REGION (ATTRIBUTABLE)

Gold as at 31 December 2016		Tonnes	Grade	Contained gold	
	Category	million	g/t	tonnes	Moz
South Africa	Proved	139	0.57	79	3
	Probable	689	1.02	703	23
	Total	**828**	**0.94**	**782**	**25**
Continental Africa	Proved	30	0.73	22	1
	Probable	217	2.45	531	17
	Total	**247**	**2.24**	**553**	**18**
Australasia	Proved	23	1.23	28	1
	Probable	42	2.32	97	3
	Total	**64**	**1.94**	**124**	**4**
Americas	Proved	12	2.67	32	1
	Probable	15	4.54	66	2
	Total	**27**	**3.69**	**98**	**3**
AngloGold Ashanti total	Proved	204	0.79	161	5
	Probable	962	1.45	1,396	45
	Total	**1,165**	**1.34**	**1,557**	**50**

Rounding of numbers may result in computational discrepancies.

Ore Reserve contained gold
50Moz

Ore Reserve grade
1.34g/t



Picture: Gramalote, Colombia



PLANNING FOR THE FUTURE

OUR PLANNING FOR THE FUTURE ENCOMPASSES THE FOLLOWING:

EXPLORATION

This is aimed at ensuring that we have available a pipeline of Mineral Resource and Ore Reserve, both at our existing operations and at new projects, with the potential to be developed into future mining operations to ensure the long-term sustainability of our business.

TECHNOLOGY AND INNOVATION

We invest in the skills and technology necessary to enable us to access and exploit, safely and cost efficiently, the extensive deep-level Mineral Resource which will ensure the long-term future of our South African operations.

CLOSURE AND REHABILITATION

Given that mining operations exploit a non-renewable resource, we include planning for mine closure right from the start of a mining project. Our closure planning takes into account our environmental remediation and our estimate of social obligations that follow on from the cessation of mining operations and closure. All our mining operations and projects have closure plans in place.

EXPLORATION

AngloGold Ashanti's exploration programme covers Greenfields and Brownfields projects, focused on creating significant value for the company by providing long-term optionality and improving the portfolio quality.

During 2016, the exploration expenditure amounted to $144m (including equity accounted investments), which included over 54km of diamond (DD), reverse circulation (RC) and aircore (AC) drilling. Our exploration work involves achieving the following objectives:

- **Greenfields exploration**, which aims to discover large, high-value Mineral Resource that will eventually lead to the development of new gold mines. AngloGold Ashanti's Greenfields exploration team is recognised as the industry's most successful in Mineral Resource discovery by SNL[*], a leading industry research group. The team has a proven track record that includes the discovery of world-class ore bodies In Colombia at La Colosa, Gramalote, and Nuevo Chaquiro; and in Australia at Tropicana. These discoveries are attributed to our committed and professional team of geoscientists working on a portfolio of highly prospective and rigorously prioritised Greenfields ground holdings.

- **Brownfields exploration** which focuses on delivering value through incremental additions to Ore Reserves in existing mines as well as new discoveries in defined areas around existing operations. Brownfields exploration actively drives the creation of value by growing our major asset, the Mineral Resource and Ore Reserve. The brownfields exploration programme is based on innovation in geological modelling and mine planning, and continual optimisation of our asset portfolio.

[*] *SNL 2016 Strategies for Gold Reserves Replacement, best for the period studied from 2001-2015, page 16.*

GREENFIELDS EXPLORATION

Our greenfields exploration covers more than 9,000km² of highly-prospective ground in three countries; Australia, Colombia and Brazil, and also has small ground positions in Tanzania, the United States and Argentina. Greenfields also initiated focused generative activities in countries with operational synergies.

In **Australia**, in the Laverton district, AC drilling was completed over numerous AngloGold Ashanti-held targets with 617 holes drilled for a total of 40,719m. Drilling encountered strong carbonate-sericite ± silica alteration with minor pyrite or arsenopyrite in several holes with brecciated quartz veins also observed. Several encouraging results from both Ahab and Pioneer were received. The positive AC samples from Pioneer were followed-up by six





PLANNING FOR THE FUTURE (CONTINUED)

RC holes with three DD tails (702m/471m) and results of this drilling will be available in early in 2017.

In late 2016 the Butcher Well and Lake Carey farm-in agreement was signed between AngloGold Ashanti and Saracen Mineral Holdings Limited. AngloGold Ashanti has acquired earn-in rights for 340km² of tenements on and along the western margin of Lake Carey in the Laverton district of Western Australia, including those hosting the historically-mined Butcher Well gold deposits. AngloGold Ashanti can earn up to 70% of the joint venture by spending A$15m within 48 months from commencement date and get 51%, and a further A$10m within 24 months thereafter. The conditions precedent for the agreement were met on 22 December 2016, and the first phase of drilling at Butcher Well is expected to commence in the first quarter of 2017.

At the Strawbridge Project in Western Australia, the planned AC drilling programme was completed with 257 AC holes drilled for a total of 12,770m. Results at Strawbridge from the AC drilling and geochemical sampling in 2016 returned no significant results.

In **Colombia**, drilling was completed at the Guintar project (AngloGold Ashanti 100%) situated 40km west of Medellin. Three DD holes for 1,219 m were drilled on epithermal

targets above a potential buried porphyry. Several narrow (2-6m) intervals of anomalous gold mineralisation >1g/t were intersected. A re-evaluation of the regional geology at Guintar, identified subtle multi-element epithermal signatures in gravels associated with N-S trending graben structures. Follow-up exploration at this new target, Nuevo Guintar, indicates a potentially preserved epithermal target. Detailed mapping, soil sampling and ground geophysics was completed to delineate drill targets.

In **Brazil**, the greenfields exploration team signed a new farm-in and JV agreement with Luna Gold to explore a ~2,000km² tenement package, located in the Maranhão state of Brazil. Under the terms of the agreement, AngloGold Ashanti can spend $14m over four years to earn a 70% interest in the tenements, which includes a minimum commitment of $2m. The JV officially initiated in August and regional mapping and soil sampling programmes were completed.11 200km of a high resolution aeromagnetic and radiometric survey were flown. In parallel, considerable effort has also been placed on obtaining environmental permits for planned drilling expected to start in the first quarter of 2017.

In **Tanzania**, **Guinea**, **Argentina** and the **United States**, early stage grassroots evaluation and reconnaissance programmes progressed.

BROWNFIELDS EXPLORATION

Brownfields exploration was carried out in ten countries, in and around AngloGold Ashanti operations. A total of 656,350m of DD and RC drilling was completed during the year.

South Africa: Exploration in the South Africa region continued with three holes being drilling at Mponeng's Western Ultra Deep Levels (WUDLs). Surface drill holes UD59, UD60 and UD58A all intersected the VCR during the year with only UD58A continuing to drill as it completes its short deflection programme. UD61 and UD63 will start in 2017.

Argentina: At Cerro Vanguardia, drilling programmes for Mineral Resource creation and delineation continued during the year with focus on delineating vein extensions along strike and at depth in the Cerro Vanguardia tenements. Mapping, trenching and channel sampling continued as part of the reconnaissance programme to identify new drilling targets. In 2016, a new exploration earn-in project started in the Claudia concessions located to the south of the mine. Work completed at Claudia included mapping, sampling, geophysics, and initial phase drilling RC and DD drilling.

Brazil: In the Iron Quadrangle, the underground drilling programmes for depth extension related Mineral Resource conversion continued at both the Cuiabá and Lamego

mines. At Cuiabá, additional drilling was directed toward satellite mineralisation bodies that may be accessible from existing infrastructure. The surface drilling programmes at the Córrego do Sítio mine continued to infill and expand oxide Mineral Resource while the underground programme added extensions to several ore bodies.

At Serra Grande, exploration drilling continued to delineate the Inga mineralised structure. A new mineralised structure called Mangaba was discovered during the year through underground drilling and will be followed up. Geophysical surveys and soil sampling campaigns continued as part of the target generation program for the district.

Colombia: Exploration in the Gramalote area continued with programmes in and around the Gramalote Central deposit to complete infill drilling on the saprolite horizon. Regionally, limited drilling programmes were also conducted within the joint venture area.

At La Colosa, the emphasis on other project related drilling continued with support to geotechnical, hydrological and site infrastructure studies.

The Quebradona project work was directed toward metallurgical and infrastructure drilling studies during the year.



PLANNING FOR THE FUTURE (CONTINUED)

Tanzania: Drilling activities included infill drilling at Nyankanga Block 5 UG (Cut 9), Nyankanga Cut 7 and 8, Star & Comet Cut 3, Geita Hill East Cut 2, and Mineral Resource delineation drilling at Star & Comet UG (Cut 2 and 3) and Geita Hill East UG. A total of 28,573m exploration drilling was completed, comprising 10,783m DD from surface, 10,407m underground DD, and 7,383m RC drilling.

Routine geological pit mapping continued at Nyankanga Cut 7 and 8, Geita Hill East and West as well as Star & Comet Underground. In addition, a review of the preliminary geological interpretations of Kukuluma and Matandani was conducted. Detailed mapping was also conducted at Selous, ahead of planned drill-testing of this target.

The 3D Seismic Survey data acquisition within the central Geita area was successfully and an interpretation session of the initial processed data was conducted during December. A final interpretation and targeting session on site is planned for the first quarter of 2017.

Guinea: Exploration drilling focused on infill and reconnaissance drilling at Seguelen, Bidini, Tubani, Kami, Silakoro, Soloni, Kalamagna PB2, Boukaria West and Balato NE. A total of 57,974m was drilled during the year, comprising 3,336m DD, 7,894m RCDD, 43,714m RC, and 3,030m AC drilling. Other exploration activities included geochemical soil sampling, geometallurgical investigations, and the completion of LIDAR and airborne geophysical surveys.

Ghana: No exploration was conducted at Obuasi. Exploration at Iduapriem focused on infill drilling at Block 7&8, Mineral Resource delineation drilling at Block 4S and reconnaissance drilling at the Bankyem (Block 1 East), Block 1 West, Mile 5 and Nueng targets. A total of 11,316m was drilled, comprising 8,275m DD and 3,041m RC. Soil geochemical surveys were also completed over various target areas as part of a lease-scale programme.

Democratic Republic of the Congo: Drilling at Kibali totalled 28,111m, of which 19,434m was mine based drilling and 8,677m was on regional targets. Of the 28,111m DD drilling comprised 6,660m with the remaining being RC drilling. The exploration aimed to fulfil three main objectives: Mineral Resource-Ore Reserve replacement, potential oxide displacement ounces, and identify and develop new targets.

Mine based exploration took place at the Rhino-Agbarabo-Kombokolo area, Pakaka, Pamao, Tete Bakangwe, Kanga Sud, Ndala Village, Aerodrome and Sessenge Southwest, regional exploration was focused on the Kalimva-Ikamva targets in the north, Memekazi Ridge, and the Aindi Watsa-Dilolo-Zambula targets in the south.

Mali: A total of 21,383m of exploration drilling was completed at Sadiola, comprising of 20,671m RC and 712m DD. Reconnaissance drilling for oxides concentrated on FNa, FNb-c and FN3 along the Sadiola North East mineralisation trend, FE2S, Voyager East and FE1W. While infill and deeper Mineral Resource delineation drilling targeted primarily SSP North and Tambali in support of the Sadiola Sulphide Project (SSP).

Australia: Underground Mineral Resource development drilling continued at Sunrise Dam throughout the year. Exploration DD focused primarily on increasing Indicated Mineral Resource (primarily in Vogue South), Reconnaissance drilling in Vogue Deeps and Mineral Resource creation drilling in the Carey Shear. Underground RC drilling continued to focus on converting the Indicated Mineral Resource into a minable Grade Control block model for use in stope development designs. Key DD drilling platforms have started being developed, which will be utilised over the life of mine to drill test exploration targets along the strike length of the deposit.

At Tropicana, the Long Island 100m x 100m drilling programme to test the strike extent and down-dip extensions of the known mineralised system at Tropicana was completed during December, 2016. In the period, additional closer spaced drilling was undertaken at Boston Shaker to achieve Indicated Mineral Resource classification, and minor infill drill programmes were completed at Tropicana, Havana and Havana South. A total of 35,618m of RC and 55,516m of DD drilling were completed.

Regional brownfields exploration based out of TGM consisted of AC, RC and DD drilling totalling 50,083m. In detail, this consisted of 29,927m of AC, 9,971m of RC and 3,852m of DD drilling. A number of encouraging Au assay results were intercepted from RC and AC drilling at the Sanpan, Voodoo Child, Madras, Angel Eyes, Paradise and New Zebra prospects, with results at the newly established New Zebra prospect particularly significant and drilling at Tumbleweed producing disappointing results.

Data from the seismic survey completed over the Crouching Tiger and Havana South areas merged with the 2014 Tropicana-Havana seismic survey. Currently work is focusing on interpretation of the merged seismic survey model to identify potential strike and down-dip extensions to the Tropicana gold system. A significant re-interpretation of the structural architecture of the belt was developed and delivered a considerable pipeline of exploration targets.

More detail on the company's exploration work for the year is included under the Exploration updates on the website at www.anglogoldashanti.com.



PLANNING FOR THE FUTURE (CONTINUED)

TECHNOLOGY AND INNOVATION

The Technology Innovation Consortium has as its aim the design of next generation mining methods, equipment and processes.

This involves a step change in the technology required to enable AngloGold Ashanti to mine safely, at deeper levels of 5,000m and more below surface, and to create a significant improvement in and extend the lives of current operations.

The consortium's long-term objective is to safely extract all of the gold, only the gold, all of the time, by boring out the high-grade reef and leaving behind the waste.

Work to date has focused on clear stage-gates for reef boring, ore body knowledge and the ultra-high strength backfill project, with the ultimate aim of achieving the desired machine and system efficiencies. There was pleasing progress in 2016 towards the overall objective of enabling the mechanical extraction of gold-bearing reefs where it is being tested in the deep-level South African mines.

Progress made in 2016 and the highlights of the project are set out below.

REEF BORING – SMALL RANGE

As planned, the Sandvik/Cubex machine was commissioned in 2016 at the Savuka section of the TauTona mine but due to technical challenges faced during the stage gate reviews, the programme had to be discontinued and the machine will be decommissioned.

REEF BORING – MEDIUM RANGE:

MK IV Machine Test site

During 2016 the MK IV machine was commissioned in the test site at TauTona and has drilled 23 holes, with four holes drilled in the fourth quarter of 2016. It was determined that the quality of the holes regressed due to the self-pinning cylinders failing during the drilling cycle. This caused the machine to veer off the planned trajectory. Several new designs were investigated with the OEM Atlantis and improvements are ongoing. The addition of active sensors/pegs verified the potential of the machine to orientate, locate and direct itself to the next drilling position.

A decision was made to designate the MKIV for all research and development trials and to ensure that design targets are met on this proto-type machine prior to any further reef boring machine purchases taking place. These trials will include the results from the integrity test and furthermore improvements on the active peg system, hydro-transport, self-pinning cylinders and in hole cleaning. A structural integrity test was conducted by a company specialising in this field of work to determine the integrity of the machine with the report scheduled for finalisation in the first quarter in 2017, upon which decisions regards potential alterations or design changes will be made.

MK III Machines

Carbon Leader Reef (CLR) prototype site

Drilling continued with three MK III machines in the CLR block, machines drilled 33 holes in the first half of the year. At the end of the second quarter, geotechnical concerns resulted in a revised extraction strategy that resulted in the loss of some current mining ground and consequently the reduction of one machine.

Ventersdorp Contact Reef (VCR) prototype site

After a premature failure of the 980mm reamer, a decision was made to continue drilling with the 660mm reamer. Work will continue to enhance the design of the 980mm reamer. Seven holes were drilled in the fourth quarter of 2016.

During the year, an MK III machine was installed in the VCR site and drilling commenced in third quarter after commissioning. The usual teething problems associated with a commissioning process were resolved.

Work will continue at both sites in a stage gate approach as more is learnt about the machines from trials as well as from the integrity test. The aim is to achieve consistent performance to prove the economic viability of the project.

ORE BODY KNOWLEDGE AND EXPLORATION

The year started with the final accuracy trial on the Sandvik/Cubex machine. The aim was to improve the targeted accuracy. Analysis of the holes drilled and results indicated that they did follow a similar trend, implying that a correction factor could be applied to ensure an accurate end point is reached. Drilling trials with the Bohrmeister fit-for-purpose drill rig commenced in the fourth quarter after its commissioning at TauTona. The first stage gates were met when four holes had been drilled at the set drilling target rate (8m/hr) and hole depth (100m) at different inclinations. After the compressor started losing pressure, the trial was stopped for repairs to the unit. This machine was replaced with the fit-for-purpose Bohrmeister drill rig during the fourth quarter.

Drilling for the next stage gate will begin in the first half of 2017. This stage gate will aim to improve on the accuracy of the drilled holes. In-hole surveying for data collection remains a technical challenge and design modifications on the deployment mechanism are currently underway.

ULTRA-HIGH STRENGTH BACKFILL

To date, two ultra-high strength backfill (UHSB) plants were successfully commissioned; one plant at the CLR site and the other at the VCR site at TauTona. These plants are in full operation and have the capability to mix the dry tailings underground with other ingredients, thereafter pumping the final product at 4m³/hour over a distance of 600m.

Engineering construction and equipping of the Savuka CLR plant and the TauTona



PLANNING FOR THE FUTURE (CONTINUED)

B120 plant will commence as soon as the site excavation has been completed in the first half of 2017. Construction of the surface solution plant was completed In the fourth quarter of 2016. This plant is expected to allow for pumping the UHSB solution (UHSB product excluding cement) from surface to the B120 plant underground.

Mponeng extraction ratio improvement project product development is in progress. A range of designs have been tested and the characteristics modelled by rock engineering. Final results are pending before a suitable product can be identified.

REHABILITATION AND CLOSURE

Rehabilitation and closure make up the final stage in the mining process, once all the gold-bearing ore has been depleted and mined out, that is when the life of mine has ended.

This happens as mines eventually exhaust their economically viable resources and mining operations cease. Although finalisation of this stage comes at the end of the mine life, at AngloGold Ashanti planning for mine closure is incorporated into our mine plans at the start of the exploration stage. We then continually revise the processes and plans to adapt to any relevant changes that may be applicable

during the life of mine. Once mining activities cease, the final closure plan is implemented.

Responsible closure planning follows a holistic approach, taking into account all aspects of pre-operational planning, operational activities and post-closure activity.

The approach for many of our older mines is to incorporate closure considerations into existing operational plans as far as possible, to reduce operating and final closure costs and to mitigate the socio-economic impacts of closure. To support this goal, we apply a comprehensive closure planning management standard and guidelines that offer practical assistance to operations on how to apply the standard.

The purpose of the closure management standard is to facilitate the design and implementation of closure plans to the extent possible during the life of a mine.

In our newer operations, planning for closure begins at mine conception and is incorporated in mine design – in essence, new mines are designed with closure in mind. Social considerations are also addressed, as communities close to the mine may be affected by closure. The closure planning standard provides for continuing community engagement and the development, where possible, of alternative livelihoods to mitigate the impact of closure. The objectives for overall closure, including social and workforce aspects, are



clearly identified in closure plans, as these guide the definition of applicable options.

Our approach to the rehabilitation process is governed by our land use and biodiversity management standards and adapted for site-specific requirements. These standards include legal compliance as a minimum. We have set out some specific examples of the rehabilitation and closure processes and/or plans under the regional reviews. Concurrent rehabilitation is undertaken where feasible, balanced against the need to avoid limiting access to resources in the future.

REMEDIATION OBLIGATIONS AND PROVISIONS

The company's long-term environmental remediation obligations include decommissioning and restoration liabilities relating to past operations. These obligations are based on an operation's Environmental Management Plan and the relevant regulatory requirements. An assessment

of closure liabilities is undertaken annually and these liabilities are presented in the table overleaf.

Provisions for remediation costs are made when there is a present obligation, when it is probable that expenditure on remediation work will be required and when the cost can be estimated within a reasonable range of possible outcomes. These costs are based on information currently available, the technology expected to be available at the time of the clean-up, the expected time-frame for remediation, laws and regulations presently or virtually certain to be enacted, and previous experience of remediation. Provision for restoration and decommissioning costs is made at the present value of the expenditures expected to settle the obligation using estimated cash flows based on current prices and discounted at a pre-tax rate that reflects current market assessments of the time value of money.

Picture: Varkenslaagte, West Wits, South Africa



PLANNING FOR THE FUTURE (CONTINUED)

REHABILITATION LIABILITIES PER OPERATION ($ MILLION)

Operation	2016			2015
	Restoration	Decommissioning	Total	Total
South Africa	14.8	80.4	**95.2**	95.3
Kopanang	1.1	12.1	**13.2**	13.6
Moab Khotsong [1]	4.2	29.1	**33.3**	37.5
TauTona [2]	3.6	11.9	**15.5**	14.0
Mponeng	2.6	5.5	**8.1**	5.9
Legacy projects				
- Vaal River	–	4.2	**4.2**	4.7
- West Wits	–	0.3	**0.3**	0.3
- Other	0.2	–	**0.2**	0.3
First Uranium SA	3.1	16.4	**19.5**	18.2
Nufcor	–	0.9	**0.9**	0.8
Continental Africa	261.7	168.1	**429.8**	425.1
Ghana				
Iduapriem	35.7	8.3	**44.0**	41.5
Obuasi [3]	154.0	62.2	**216.2**	209.8
Guinea				
Siguiri	28.1	27.9	**56.0**	61.2
Mali [4]				
Morila	–	7.0	**7.0**	8.6
Sadiola	14.7	12.5	**27.2**	26.6
Yatela	4.5	10.1	**14.6**	14.2
DRC				
Kibali [4]	–	9.5	**9.5**	7.0
Tanzania				
Geita	24.7	30.6	**55.3**	56.2

Operation	2016			2015
	Restoration	Decommissioning	Total	Total
Australasia	42.5	28.9	**71.4**	61.4
Australia				
Sunrise Dam	19.7	10.0	**29.7**	30.3
Tropicana	22.8	18.9	**41.7**	31.1
Americas	108.1	41.0	**149.1**	137.5
Argentina				
Cerro Vanguardia	45.8	17.5	**63.3**	60.3
Brazil				
AGA Mineração	44.9	16.5	**61.4**	58.0
Serra Grande	9.6	7.0	**16.6**	14.1
United States of America				
Cripple Creek & Victor & Other	0.5	–	**0.5**	0.5
Colombia				
La Colosa	7.0	–	**7.0**	4.6
Gramalote [4]	0.3	–	**0.3**	–
Other	3.7	–	**3.7**	6.0
	430.8	318.4	**749.2**	725.3
Less equity-accounted investments included above [4]	(4.9)	(39.1)	**(44.0)**	(42.2)
	425.9	279.3	**705.2**	683.1

[1] Includes Great Noligwa.
[2] Includes Savuka.
[3] Includes Mpasatia (Bibiani pit).
[4] The equity-accounted investments refer to the Mali assets, Kibali in the DRC and Gramalote in Colombia.



THE YEAR AHEAD — OUTLOOK

GUIDANCE 2017

		Guidance	Notes
Production	(000oz)	3,600 – 3,750	• Obuasi on care and maintenance with no production anticipated in 2017. • Note that there is, as always, a strong negative impact expected in the first half of the year given the slow start-up in South Africa following the holiday break, and interruptions around the Easter break.
Costs	All-in sustaining costs ($/oz)	1,050 – 1,100	Assumptions: R14.25/$, $/A$0.75, BRL3.40/$, APS16.50/$; Brent $58/bl
	Total cash costs ($/oz)	750 – 800	
Overheads	Corporate costs ($m)	80 – 90	Inflation and retention of critical skills and skills development
	Expensed exploration and study costs ($m)	170 – 190	Including equity-accounted joint ventures
Capital expenditure	Total ($m)	950 – 1,050	
	Sustaining ($m)	830 – 900	Stay-in-business, Ore Reserve development and asset integrity. Increase in sustaining capital expenditure at Geita, AGA Mineração and Sunrise Dam
	Non-sustaining ($m)	120 – 150	Includes project capital for projects at Siguiri, Kibali, Sadiola and Mponeng
Depreciation and amortisation	($m)	850	
Depreciation and amortisation – included in equity-accounted earnings	($m)	125	Earnings of associates and joint ventures
Interest and finance costs – income statement	($m)	140	
Interest and finance costs – cash flow	($m)	135	Affected by timing of coupon payments
Other operating expenses	($m)	85	Primarily includes the costs of care and maintenance relating to Obuasi

Both production and cost estimates assume neither operational or labour interruptions or power disruptions, nor changes to asset portfolio and/or operating mines and have not been reviewed by our external auditors. Other unknown or unpredictable factors could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Please refer to the Risk Factors section in AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2016, filed with the United States Securities and Exchange Commission.



SECTION 5

LEADERSHIP AND ACCOUNTABILITY





In this section, we review our performance and philosophy regarding corporate governance, remuneration and assurance of the information presented.

INTEGRATED REPORT 2016

132

Picture: Mponeng, South Africa



THE BOARD

The overriding role of AngloGold Ashanti's board of directors is to ensure the long-term sustainability and success of the business, for the mutual benefit of all stakeholders.

Gender breakdown of the board

73% 27%
Male   Female



INDEPENDENT NON-EXECUTIVE DIRECTORS

1. **Sipho Pityana**
   (Chairman)

2. **Wiseman Nkuhlu**
   (Deputy chairman)

3. **Albert Garner**

4. **Rhidwaan Gasant**

5. **Dave Hodgson**

6. **Nozipho January-Bardill**

7. **Michael Kirkwood**

8. **Maria Richter**

9. **Rodney Ruston**

EXECUTIVE DIRECTORS

10. **Srinivasan Venkatakrishnan**
    (Chief Executive Officer)

11. **Christine Ramon**
    (Chief Financial Officer)

COMPANY SECRETARY

12. **Maria Sanz Perez**





LENGTH OF **SERVICE ON THE BOARD**

• Less than three years	36
• From three to eight years	46
• More than eight years	18



HDSAs

• HDSA	45
• Other South Africans	10
• Non-South Africans	45



EXECUTIVE MANAGEMENT

AngloGold Ashanti's executive management team (Executive Committee) comprises nine members of whom two are executive directors.

This committee oversees the day-to-day management of the group's activities and is supported by country and regional management teams as well as by group corporate functions.



Gender breakdown of executive management

67% 33%
Male   Female

1.	Srinivasan Venkatakrishnan (Chief Executive Officer)
2.	Christine Ramon (Chief Financial Officer)
3.	Chris Sheppard
4.	Charles Carter
5.	Graham Ehm
6.	Ron Largent
7.	David Noko
8.	Maria Sanz Perez
9.	Tirelo Sibisi



LENGTH OF SERVICE BY EXECUTIVE MANAGEMENT

● Less than five years	33
● From five to ten years	22
● More than ten years	45



HDSAs

● HDSA	33
● Other South Africans	22
● Non-South Africans	45



AUDIT AND RISK COMMITTEE – CHAIRMAN'S LETTER



Rhidwaan Gasant
Chairman: Audit and Risk Committee

 *View CV*

The Audit and Risk Committee can confirm that the financial and risk management information provided in the Integrated Report accurately reflects the information that has been reported to the committee by management.

Nothing has come to the attention of the Audit and Risk Committee to make it believe that the systems of internal control and internal control over financial reporting are not adequate in its design and effective in its operation to provide management with a sound basis to prepare financial reports which are reliable and free of material misstatement. The Audit and Risk Committee has based its conclusion in this regard on the reports received from external audit, internal audit and executive management through the combined assurance process.

DISCHARGE OF RESPONSIBILITIES DURING 2016
(Quarters represent calendar quarters)

QUARTER ONE

- Evaluated the performance of the external auditors and nominated the appointment of EY as external auditors to the shareholders after considering the length of tenure as auditors
- Assessed the expertise and experience of the Chief Financial Officer and the finance function
- Reviewed and recommended to the board the quarterly results for Quarter 4 2015
- Reviewed and approved the 2015 integrated report for recommendation to the board
- Reviewed and approved the annual financial statements and Form 20-F for 2015
- Reviewed and approved the internal audit charter and performance objectives for 2016
- Reviewed and recommended for approval the annual Mineral Resource and Ore Reserve Report
- Assessed management's assessment of impairments of assets and goodwill
- Considered the dividend proposal put forward by management
- Considered the results of the self-assessment results of the committee
- Considered and approved the move from quarterly to interim financial reporting
- Considered and approved the tax management strategy



Picture: Serra Grande, Brazil



AUDIT AND RISK COMMITTEE — CHAIRMAN'S LETTER (CONTINUED)

QUARTER TWO
- Received a technical update on changes in financial reporting standards
- Received a detailed update from the Compliance Officer on compliance to legislation and ongoing training
- Reviewed the global insurance renewal process and commented on potential gaps, if any
- Reviewed and approved the quarterly market update



QUARTER THREE
- Reviewed and approved the half-year market update
- Considered and approved the external auditor's integrated audit plan and associated fee budget
- Considered and discussed the company's approach in terms of cyber defence
- Reviewed and approved the interim results
- Considered the accounting and auditing matters raised by management and the external auditors respectively
- Received a technical update on changes in financial reporting standards
- Considered asset and other impairments
- Assessed the basis on which the company and group was determined to be a going-concern

QUARTER FOUR
- Received a detailed update from the Compliance Officer on compliance to legislation and ongoing training
- Considered for recommendation to the board the Group Delegation of Authority
- Assessed the performance of the SVP: Group Internal Audit and the internal audit function
- Reviewed and approved the quarterly market update

AT ALL MEETINGS
- Received reports from:
  - Internal audit on its activities
  - Sarbanes-Oxley Compliance on its activities
  - The Risk Manager and had detailed discussion on an agreed risk theme
  - The Chief Information Officer on the governance of IT
  - Management on the implementation of SAP at Geita
  - Subsidiary audit committees
  - Internal audit on whistleblowing reports and outcomes
  - Group Legal Counsel on all material litigations and the impact on financial reporting
  - The Group Tax Manager on tax exposures for the group and management of these
- Approval of non-audit services
- Held closed sessions with internal audit, external audit and management
- Received an update on JSE listing requirements
- Assessed the implementation of the combined assurance model

Management has established and maintains internal controls and procedures, which are reviewed by the Audit and Risk Committee and reported on through regular reports to the board. These internal controls and procedures are designed to identify and manage, rather than eliminate, the risk of control malfunction and aims to provide reasonable but not absolute assurance that these risks are well managed and that material misstatements and/or loss will not materialise. The Audit and Risk Committee closely monitored the actions implemented by management during 2016 to enhance the AngloGold Ashanti combined assurance model and to ensure integration between the various in-house assurance providers.

EXTERNAL AUDITOR INDEPENDENCE

In order to safeguard auditor independence, a formal policy on the approval of all non-audit related services has been approved and implemented. In terms of the policy the Audit and Risk Committee has established that the sum of the non-audit and tax fees in a year must not exceed 40% of the sum of the audit and audit related fees in the year. The Audit and Risk Committee received a quarterly update on the tax and non-audit fees as a percentage of the total audit and audit related fees and are comfortable that the external auditor's independence had not been jeopardised. During 2016, external audit



AUDIT AND RISK COMMITTEE – CHAIRMAN'S LETTER (CONTINUED)

fees were made up of audit services ($5.2m), audit related services ($0.69m), non-audit fees ($0.02m) and tax services ($0.2m).

TRANSFORMATION OF THE EXTERNAL AUDIT

In the spirit of AngloGold Ashanti's commitment to transformation, the Audit and Risk Committee closely monitors and guides the transformation within the context of the external audit. The current auditors Ernst & Young Inc. (EY) is a level 1 contributor and, under the guidance of the Audit and Risk Committee, certain AngloGold Ashanti subsidiaries, such as MWS, an entity acquired in July 2012 for $335m and the Rehabilitation Trust with a gross asset value of R1.3bn, are audited by Nexia SAB&T, a level 1 contributor. In addition, Nexia SAB&T also performs certain audit work of the South African operations under the supervision of EY.

PROCEEDINGS AND PERFORMANCE REVIEW

During 2016, the Audit and Risk Committee formally met five times and all members of the committee attended the meetings. Details on attendance can be found on page 141 of this <IR>.

THE YEAR AHEAD

- Continue to monitor the maturity of the internal control and internal control over financial reporting environments
- Continue to monitor key financial accounting and reporting requirements that can impact on the group
- Continue to monitor the refinement of the maturing combined assurance process of the group, focusing on the successful integration of the core technical engineering and mining disciplines into the process
- Monitor the implementation of SAP at Siguiri in the Continental Africa region
- Continue to monitor the management of key strategic risks by the executive management team
- Continue to monitor the activities of internal audit. external audit. compliance and whistleblowing
- Monitor the progress in aligning with the requirements of King IV
- Monitor the progress in embedding new processes and controls to meet the requirements of the new accounting standards on Leases applicable from 1 January 2019.



CONCLUSION

The Audit and Risk Committee is satisfied that it has considered and discharged its responsibilities in accordance with its mandate and terms of reference during the year under review. For a more detailed report on the activities of the Audit and Risk Committee, refer to the <AFS> pages 4 to 8.

Rhidwaan Gasant
Chairman: Audit and Risk Committee
22 March 2017



CORPORATE GOVERNANCE

Good corporate governance is an integral part of the group's sustainability. Adherence to the standards and recommendations set out in the King III Report and other relevant laws and regulations is vital to achieving our strategic priorities.

Corporate governance forms an overarching framework in which the business operates and AngloGold Ashanti is committed to promoting good governance and ethics within all areas of the business. To achieve this, the group continues to enhance and align its governance structures, policies and procedures to support its operating environment and strategy.

APPLICATION OF KING III PRINCIPLES

Application of and adherence to the King III principles continues to be a key focus. AngloGold Ashanti reviewed its application of the King III principles against the JSE Listings Requirements through the Governance Assessment Instrument tool of the Institute of Directors in Southern Africa and is satisfied that it has applied the King III principles. A detailed analysis of the company's compliance with the King Code of Governance for South Africa, dated March 2017, is available on the company's website, www.anglogoldashanti.com.

GOVERNANCE REVIEW

The company is governed by a unitary board of directors, the composition of which promotes the balance of power and of authority and precludes any one director from dominating decision-making. The board is supported by its committees and has delegated certain functions to these committees without abdicating any of its own responsibilities. This process of formal delegation involves approved and documented terms of reference, which are reviewed when required, or at least annually.

It is the responsibility of the board to exercise oversight of governance throughout the organisation. We acknowledge that sound governance principles and practices underpin the creation of value and the sustainability of the business, and are thus crucial to the achievement of the business objectives. AngloGold Ashanti also recognises that strategy, performance, sustainability and risk are inseparable. Our values-driven culture and code of ethics underpins AngloGold Ashanti's governance structures and processes, committing the company to high standards of business integrity and ethics in all its activities.

The governance of the company is guided by internal policies and external laws, rules, regulations and best practice guidelines.

Governance structures and processes are reviewed regularly and adapted to accommodate internal developments and to reflect national and international best practices.

THE BOARD OF DIRECTORS

ROLE OF THE BOARD

The overriding role of the board is to ensure the long-term sustainability and success of the business, for the mutual benefit of all stakeholders. Its overall role is one of strategic leadership. This includes the setting, monitoring and review of strategic targets and objectives, the approval of capital expenditure, acquisitions and disposals, and oversight of governance, internal controls and risk management. The duties, responsibilities and powers of the board, the delegation of authority and matters reserved for the board's authority are all set out in the board charter, which is available on the company's website, www.anglogoldashanti.com.

COMPOSITION OF THE BOARD OF DIRECTORS

Board membership at year-end comprised eleven directors, nine independent non-executive directors and two executive directors. The independence of non-executive directors is contingent upon an evaluation as prescribed by King III.

The board appointed Wiseman Nkuhlu as Deputy Chairman in March 2014. The principal role of the Deputy Chairman is to act when the board Chairman is not present or is unable to perform his duties for any other reason, and to serve as liaison between the non-executive directors and the board Chairman.

The group's Chief Executive Officer, Srinivasan Venkatakrishnan, is responsible for the execution of the company's strategy and reports to the board. He chairs the Executive Committee that comprises nine members, and is responsible for the day-to-day management of the group's affairs. The committee's work is supported by country and regional management teams as well as by group corporate functions.

The group has a Chief Financial Officer. This position is held by Christine Ramon. As required by the JSE Listings Requirements, the Audit and Risk Committee annually considers and expresses its satisfaction at the level of expertise and experience of the Chief Financial Officer.

The Audit and Risk Committee concluded that Christine Ramon, together with other members of the financial management team, had effectively and efficiently managed the group's financial affairs during the period under review as detailed in the Chief Financial Officer's report, which is included in the <AFS>.



CORPORATE GOVERNANCE (CONTINUED)

APPOINTMENT AND ROTATION OF DIRECTORS

New directors are appointed pursuant to the recommendations of the Nominations Committee, which conducts a rigorous assessment of the credentials of each candidate. Several factors including the requirements of relevant legislation, best practice recommendations, qualifications and skills of prospective board members and the requirements of the Directors' Fit and Proper Standards of the company, as well as regional demographics are considered in appointing board members.

During the year, the board approved a policy on the promotion of gender diversity at board level which aims to ensure that at least 30% of the board comprises of women when the composition of the board and succession planning is considered. In line with the gender diversity policy, the board announced the appointment of Sindi Zilwa as an independent non-executive director with effect from 1 April 2017, subject to shareholder approval at the next annual general meeting (AGM).

In terms of the company's Memorandum of Incorporation (MOI), one third of the directors are required to retire at each annual general meeting and, if they are eligible and available for re-election, will be put forward for re-election by shareholders. Those directors eligible for re-election at the forthcoming AGM are, Sipho Pityana, Rodney Ruston and Maria Richter. Professor Nkuhlu shall retire from office at the AGM in accordance with the company's MOI and does not offer himself for re-election. See the <NOM>.

Following the abovementioned changes to the board, 36% of the board will comprise of women against the voluntary target of 30%.

DIRECTORS' INTERESTS

Directors are required to declare their interests annually and to disclose any conflicts of interest, if and when they arise, to determine whether there are any that conflict with their duties at AngloGold Ashanti. Once a conflict has been disclosed, it is managed appropriately by the board. A Declaration of Interest form is updated by the Company Secretary and any new interest is declared at each meeting.

DIRECTORS' DEALINGS IN SHARES AND CLOSED PERIODS

The Company Secretary informs the board and AngloGold Ashanti employees of its closed periods, during which trade in AngloGold Ashanti shares by directors, senior divisional management and by restricted participants in the company's various share incentive schemes is prohibited.

All directors' dealings require the prior approval of the Chairman and the Company Secretary who retains a record of all such share dealings.

INDEPENDENCE OF DIRECTORS

Determination of director independence is guided by King III, the Companies Act, the requirements of the JSE and the NYSE independence test, the company's internal policy on independence, as well as best practice. All directors were found to be independent in terms of character and judgement.

BOARD AND COMMITTEE EVALUATIONS

The performance of the board is evaluated annually and includes:

- an assessment of the performance and effectiveness of the board as a whole and that of individual directors
- an evaluation of each committee by members of the committee as well as an evaluation of the chairperson of the committee
- the Company Secretary

An external board evaluation is conducted every third year and for the other two years, the Company Secretary facilitates the process.

In 2016 an internal assessment was conducted, the results of which were discussed by the Nominations Committee and the board in February 2017 and an action plan developed for areas of refinement.

COMPANY SECRETARY

The Company Secretary, Maria Sanz Perez, is responsible for developing, implementing and maintaining effective processes and procedures to support the board and its committees in the discharge of their duties and responsibilities. She advises the board and individual directors on their fiduciary duties and on corporate governance requirements and best practices.

In line with the JSE Listings Requirements, the board evaluated the qualifications, competence and experience of the Company Secretary in December 2016 and was satisfied that Maria Sanz Perez is qualified to serve as Company Secretary. The board also confirmed the Company Secretary's independence and that the Company Secretary maintains an arms-length relationship with the board when carrying out her duties. The Company Secretary is not a director of the company and has no personal associations with any of the directors. Maria Sanz Perez's qualifications and experience can be viewed in the sections entitled The board and Executive Management in this report and on the website, www.anglogoldashanti.com.



CORPORATE GOVERNANCE (CONTINUED)

BOARD COMMITTEES

AUDIT AND RISK COMMITTEE

Brief summary of responsibilities:

The Audit and Risk Committee oversees the integrity of financial reporting, the existence of proper internal controls, the integrity of the <IR> and risk management processes and assesses the company's continuing ability to operate as a going concern. The committee assists the board with the oversight of IT governance, risk management and the implementation of a group ethics and regulatory compliance programme. It ensures the company has qualified external auditors and internal auditors.

More detailed information on the committee's achievements is available in the committee chairman's report in the <AFS>.

The latest approved Audit and Risk Committee Terms of Reference, containing detailed information regarding the committee's responsibilities and mandate, are available on the company's website, www.anglogoldashanti.com/en/About-Us/corporategovernance/Pages/default.aspx

SOCIAL, ETHICS AND SUSTAINABILITY COMMITTEE

Brief summary of responsibilities:

The key responsibility of the Social, Ethics and Sustainability Committee is to assist the board in monitoring matters relating to safety, health, the environment and ethical conduct and to ensure that the company develops and behaves as a responsible corporate citizen. The committee ensures that the sustainability strategy positions the company as a leader in mining and that sustainability objectives are effectively integrated into the business.

The latest approved Social, Ethics and Sustainability Committee Terms of Reference, containing detailed information regarding the committee's responsibilities and mandate, are available on the company's website, www.anglogoldashanti.com/en/sustainability/policies/Pages/default.aspx

REMUNERATION AND HUMAN RESOURCES COMMITTEE

Brief summary of responsibilities:

This Remuneration and Human Resources Committee assists the board in ensuring that AngloGold Ashanti's remuneration policies are in its long-term interests. The committee ensures that in terms of the decisions made, non-executive directors, executive directors, senior management and all other employees are fairly and responsibly remunerated and that shareholder value is delivered. It assists the board in the development of the company's human resources environment.

More information on the achievements of the committee is available in the Remuneration Report.

The latest approved Remuneration and Human Resources Committee Terms of Reference, containing detailed information regarding the committee's responsibilities and mandate, are available on the company's website, www.anglogoldashanti.com/en/About-Us/corporate governance/Pages/default.aspx

NOMINATIONS COMMITTEE

Brief summary of responsibilities:

The Nominations Committee consists of three independent non-executive directors and is chaired by the Chairman of the board. The committee develops processes to identify, assess and recommend board candidates for appointment as executive and non-executive directors, including the Chairman, Deputy Chairman, Chief Executive Officer and the Company Secretary, and at the same time gives full consideration to succession planning and leadership in the group. It reviews board composition, including the balance of skills, experience and independence. The committee develops and implements the annual evaluation processes, whether internal or external.

The latest approved Nominations Committee Terms of Reference, containing detailed information regarding the committee's responsibilities, mandate and policy on appointments to the board are available on the company's website, www.anglogoldashanti.com/en/About-Us/corporategovernance/Pages/default.aspx



CORPORATE GOVERNANCE (CONTINUED)



INVESTMENT COMMITTEE

Brief summary of responsibilities:

The Investment Committee assesses individual capital projects and investment and divestment opportunities to ensure that investments, divestments and financing proposals are in accordance with AngloGold Ashanti's primary objective of creating shareholder value on a sustainable long-term basis.

The latest approved Investment Committee Terms of Reference, containing detailed information regarding the committee's responsibilities and mandate, are available on the company's website, www. anglogoldashanti.com/en/sustainability/ policies/Pages/default.aspx

BOARD AND COMMITTEE MEETING ATTENDANCE

The board meets at least six times a year, with additional meetings arranged when necessary. AngloGold Ashanti's corporate strategies are discussed and agreed with executive management in an annual strategy session.

The directors' attendance at the board and committee meetings during 2016 is disclosed in the table below:

	Board	Audit and Risk Committee	Investment Committee	Remuneration and Human Resources Committee	Social, Ethics and Sustainability Committee	Nominations Committee
Number of meetings in 2016	**8**	**5**	**4**	**4**	**5**	**3**
SM Pityana	8	n/a	n/a	4	5	3
LW Nkuhlu	8	5	4	4	n/a	3
R Gasant	8	5	4	n/a	n/a	n/a
DL Hodgson	8	n/a	4	n/a	5	n/a
NP January-Bardill	8	n/a	n/a	4	5	n/a
MJ Kirkwood	8	5	n/a	4	n/a	3
A Garner	8	5	4	n/a	n/a	n/a
RJ Ruston	8	5	4	n/a	n/a	n/a
M Richter	8	5	n/a	4	n/a	n/a
S Venkatakrishnan	8	n/a	n/a	n/a	5	n/a
KC Ramon	8	n/a	4	n/a	n/a	n/a



CORPORATE GOVERNANCE (CONTINUED)

ETHICAL LEADERSHIP AND RESPONSIBLE CORPORATE CITIZEN

The board ensures at all times that the company is, and is seen to be, a responsible corporate citizen. The board not only considers the financial performance of the company, but also strives to enhance and invest in the economic life of the communities in which it operates, society in general and the environment. The Executive Committee is responsible for ensuring these values are adhered to. The board's Social, Ethics and Sustainability Committee ensures the application of these principles.

The Code of Business Principles and Ethics (Our Code), launched in 2010, is the defining document on AngloGold Ashanti's values and ethics. The board and management recognise the importance of ethical behaviour by all employees, directors and related parties at all times as we strive to generate competitive shareholder returns and create value for all stakeholders. The principles of King III facilitate the monitoring of the company's performance from an ethical perspective.

Our Code provides a framework and sets requirements for the implementation of key corporate policies and guidelines. Among other areas, it addresses fraud, bribery and corruption, conflict of interests, gifts, hospitality and sponsorships, use of company assets, privacy and confidentiality, disclosures and insider trading.

Our Code has been translated into four languages and is available on the corporate website, www.anglogoldashanti.com, the intranet and DVD.

AngloGold Ashanti holds all employees, directors and officers accountable for complying with Our Code and policies, in addition to applicable laws, regulations, standards and contractual obligations in the countries in which AngloGold Ashanti does business. Failure to live up to Our Code may result in disciplinary action being taken, up to and including dismissal. No employee, director or officer will be disciplined or otherwise victimised for raising a concern in good faith.

We have promoted our whistleblowing communication channels that include hotlines, text messaging, email and web facilities, which are administered by a third party. Use of these facilities is promoted by means of posters at all locations. Employees, directors, officers and external parties may use the hotlines, anonymously if they wish, to report concerns. All concerns are carefully investigated and, wherever possible, feedback is provided to the person raising the concern upon request.

Sustainability is an integral part of how AngloGold Ashanti does business. Our commitment to achieving operational excellence in a safe and responsible way benefits all our stakeholders, including our employees, government and the communities in which we operate. Our efficient use of resources, together with the provision of a safe and healthy working environment, contributes to the sustainability of our business and the environment.



LEGAL, ETHICAL AND REGULATORY COMPLIANCE

The group's geographical spread makes its legal and regulatory environment diverse and complex. Given the critical importance of compliance in building a sustainable business, group compliance plays an essential role in co-ordinating compliance with laws and regulations, standards and contractual obligations and in assisting and advising the board and management on designing and implementing appropriate compliance policies and procedures.

During 2016, group compliance undertook activities aimed at enhancing the company's governance. Key among these activities were:

- the continued global roll-out of awareness training on Our Code and anti-bribery and anti-corruption measures by means of both online training, DVD training for those without computer access, and "in person" training on key risk areas

Picture: Mponeng, South Africa



CORPORATE GOVERNANCE (CONTINUED)

- continued development of a compliance programme aligned with "best practice" principles identified by, among others, bodies responsible for the prosecution of violations of key extra-territorial legislation such as the US Foreign Corrupt Practices Act, and that are adaptable at an operational level to enhance the effectiveness of the compliance framework

- investigations into high-risk issues, including certain whistleblowing and related investigations

- continued implementation of a risk-based third party due-diligence process for both suppliers and agents/intermediaries

- development and utilisation of a methodology for continuous improvement in compliance and a review of compliance policies as well as the use of compliance metrics as part of our combined assurance audit programme

- specific training on various anti-bribery and anti-corruption issues, including conflicts of interest and payments to government officials

- revision and issuance of new policies, procedures and guidance, including a revised anti-bribery and anti-corruption policy, related guidance and a revised conflicts of interest policy

- regular assessment of the automated registers for group gifts, hospitality and sponsorship and conflicts of interest

- enhanced communication on compliance initiatives across the group through, among other channels, bi-monthly newsletters and other corporate communications

- additional efforts to provide automated access to track and monitor compliance with laws and regulations, including self-certification processes and legal registers, by country.

EXTERNAL AND INTERNAL STANDARDS AND REGULATIONS

AngloGold Ashanti adheres strictly to legislative and regulatory compliance, including several external and voluntary standards which are listed below.

The company is a member of and a signatory to the:

- International Council on Mining and Metals
- Principles of the United Nations Global Compact
- Extractive Industries Transparency Initiative (EITI)
- United Nations Guiding Principles on Business and Human Rights
- Voluntary Principles on Security and Human Rights
- World Gold Council's Conflict-Free Gold Standard

The company is committed to complying with the following standards:

- Universal Declaration on Human Rights
- International Bill of Human Rights
- International Labour Organization (ILO) standards

In addition, we have group policies and charters to which we adhere. Increasingly, customers and consumers want assurance that the gold they are purchasing has not contributed to conflict or human rights abuse. This has resulted in a number of measures being introduced by industry-related organisations which we are part of, to prevent gold and other commodities from being used to fund conflict and other violations of human rights.

By virtue of its shares or depository receipts being registered with the Securities and Exchange Commission (SEC) in the United States, AngloGold Ashanti is also subject to the various laws regarding securities that are applicable in that country. This in addition to being subject to the various listing requirements applicable in all the stock exchanges that the company is listed on. These are the JSE, Ghana and the Australia stock exchanges.

SOUTH AFRICAN EMPLOYMENT EQUITY ACT 55 OF 1998

In compliance with Section 21 of the Employment Equity Act 55 of 1998, the company is obliged to file with the Department of Labour, the employment equity statistics for its South African workforce. A report was filed with the Department of Labour on 10

December 2015, covering the period 1 August 2013 to 31 July 2015. A copy of the report is available on the AngloGold Ashanti website, www.anglogoldashanti.com/sustainability, in the section entitled "Employment Equity Reports".

GOVERNANCE – SUPPLY CHAIN MANAGEMENT AND PROCUREMENT POLICIES

Supply chain management is about more than just procuring the right product, at the right time and in the right quantities. Effective supply chain management, undertaken with integrity and in line with our values and governance principles, can add value to our business by improving efficiency, relationships and reputation and, ultimately, can affect our long-term sustainability. As a global company operating on most of the world's continents, responsible management of the supply chain is an increasingly important ethical and human rights consideration for our business. External ratings agencies and customers are ever more aware of the implications and importance of ethical conduct in the supply chain.

Responsible supply chain management has the potential to add value to communities, local governments and society as a whole, and particularly so in developing countries. We have adopted a cross-functional approach to supply chain management to ensure best practice while complying with international human rights and labour standards and ensuring the economic participation of local stakeholders.



CORPORATE GOVERNANCE (CONTINUED)

OUR APPROACH TO TAX

TAX STRATEGY AND TAX MANAGEMENT POLICY

Our tax strategy, which is aligned with AngloGold Ashanti's strategy and business objectives, is to manage all our global taxes in a transparent, responsible and sustainable manner, within the governance framework established by our Tax Management Policy, respecting the differing interests of all our stakeholders.

We recognise that AngloGold Ashanti must earn and maintain its social licence to operate through a partnership with government and community stakeholders, thus contributing towards their sustainable future in the countries where we operate. Aligned with our vision, mission and values, we acknowledge our obligations as a responsible corporate citizen and that our operations contribute material tax revenues, in terms of both taxes borne and taxes collected, to the economies of the countries in which we conduct our business.

AngloGold Ashanti is a member of the EITI, a global Standard to promote open and accountable management of natural resources. The group is committed to reporting amounts paid to government in respect of operations in countries that have implemented the Standard.

The principles governing the tax strategy and policy have been reviewed and approved by the board of directors of AngloGold Ashanti who, together with the Audit and Risk Committee, monitor adherence to the policy.

Our tax policy governs the management of tax throughout AngloGold Ashanti and confirms the defined parameters within which the board-approved tax strategy is applied. This governance framework utilises a combination of suitably skilled resources, internal processes, together with internal and external controls.

Our overall objective is to act responsibly in ensuring efficiency in our tax affairs in all countries in which AngloGold Ashanti operates, always in full compliance with the law, taking into account, however, that such laws may be subject to regular amendment and differing interpretations and practices prevailing from time to time.

AngloGold Ashanti has adopted and is guided by the following principles:

- as fiscal considerations in all investment decisions and commercial transactions are taken into account, tax efficiency is always aligned with a sound business purpose

- any tax position adopted must be based on the premise of full disclosure and compliance with the tax laws of the relevant countries

- tax positions adopted must involve an assessment of all risks, including reputational risk, i.e. how our decision might be viewed by stakeholders, including governments and investors

- tax risks, including uncertain tax positions, are managed through the use of a combination of skilled internal resources and external tax advisors to enable AngloGold Ashanti to exercise its judgement to arrive at appropriate decisions and provisions

The Audit and Risk Committee considers tax risks, which may arise as a result of our business operations, on a quarterly basis:

- in line with our values, we endeavour to maintain respectful and co-operative relationships of trust with the tax and other fiscal authorities in all countries in which we operate

- we strive to furnish full and transparent disclosure under global financial reporting standards and other applicable regulations.

Responsibility for ensuring effective implementation of the tax management policy and adherence to its principles rests with the Chief Executive Officer, who holds the Chief Financial Officer accountable for ensuring compliance with the policy. The Chief Financial Officer, in turn, holds the Vice President: Global Taxation accountable for ensuring that there are adequate resources, internal structures, policies, processes and controls in place at group level. The Vice President: Global Taxation is responsible for monitoring and co-ordinating compliance with the tax policy. The Chief Financial Officer and Vice President: Global Taxation report on AngloGold Ashanti's tax position to the Audit and Risk Committee of the board, on a quarterly basis.



REMUNERATION AND HUMAN RESOURCES COMMITTEE: CHAIRMAN'S LETTER



Michael Kirkwood
Chairman: Remuneration and Human
Resources Committee

 *View CV*

DEAR SHAREHOLDERS

The Remuneration and Human Resources Committee (Remco) is of the opinion that AngloGold Ashanti's leadership team performed well in another difficult year for the industry, marked by regulatory disruptions to some operations, technical challenges at others, and increasingly volatile markets for gold and currencies.

Gold averaged $1,248/oz in 2016, a 7% increase in the average price from the previous year, arresting three consecutive years of declines. Nonetheless, the gold price remained 34% below the peak of the cycle, achieved in 2011. Currencies, a major factor in determining operating costs, also saw wide swings, with the rand moving in a 28% range during 2016 and the Brazilian real moving 33%.

As is custom, the management team set an ambitious list of priorities to tackle during the course of 2016, building on the achievements of the two years since the launch of the 'self-help' strategy in 2014. To recap, this strategy has at its core the desire to create a self-sustaining gold business that is able to maintain balance sheet flexibility, deliver returns above its cost of capital in the long

term, withstand price shocks in the short term and fund its own reinvestment needs. This must all be done safely and sustainably, without diluting shareholder returns.

The team's achievements include strides made in safety during 2016, with the critically important area of operating fatalities falling by more than a third, from eleven in 2015 to seven last year. Importantly, at the time of writing this letter, the operating teams had shown the potential for further significant improvements, logging more than 237 days since the last South African fatality on 28 July 2016. To be clear, this remains our single greatest challenge and one that AngloGold Ashanti is committed to improving upon. With respect to environmental stewardship, the number of reportable environmental incidents fell an impressive 75%, to a single one in 2016.

In addition to these sustainability successes, strong gains were made in the engine room of the business. Adjusted earnings before interest, tax, depreciation and amortisation rose 5% to $1.55 billion, despite a 5% drop in production (from continuing operations), over 2015 levels, caused by weaker output from the South African mines due to safety-related stoppages, lower grades from Kibali, a planned decrease in grades at Tropicana and Geita, and the total cessation of output from Obuasi. Disciplined liability management helped reduce interest costs by 29% to $158m, while free cash flow rose 97% to

ACHIEVEMENTS IN 2016

We actively sought shareholder views so as to further develop our remuneration approach and reporting.

We worked with our external consultant to enhance our incentive structure, to align with shareholder requirements and better deliver on our company strategy. This will be presented to the shareholders at the 2017 AGM and implemented in January 2018.

We retained key talent across the business and strengthened our succession pool cover ratio.

We successfully closed the South African Defined Benefit Fund (closed fund).



REMUNERATION AND HUMAN RESOURCES COMMITTEE: CHAIRMAN'S LETTER (CONTINUED)

$278 million. In response to the objective of improving balance sheet flexibility, net debt was reduced by 13% to $1.9 billion, lowering the important net debt: adjusted EBITDA metric to 1.24 times, which is well below our loan covenant limits of 3.5 times.

The aim of improving long-term optionality was furthered by getting brownfields projects ready for reinvestment to increase mine life and widen margins, a key objective in 2017, while exploration teams added 10Moz to the Mineral Resource and 2.3Moz to the Ore Reserve, substantially offsetting depletion from last year's production.

While management delivered on the tasks above, Chief Executive Officer, Venkat, reflects in his letter to shareholders in this report, that his team has more work still to do in safely improving the operational performance of the South African portfolio, finding a sustainable way forward for the Obuasi mine and unlocking additional value – at a reduced cost – from the Colombia portfolio. They will be working hard on each of those areas through 2017.

In recognition of the work that remains to be done in these critical areas, and in line with the restraint he has shown in recent years, Venkat has elected for the second year in a row not to take the full 250% allocation of performance shares under the long-

term incentive plan to which he is entitled, capping his participation at 200%, in line with the Executive Committee. These awards remain subject to stringent performance conditions prior to vesting in 2020. In 2016, he requested that his allocation be capped at 217% of performance shares. In addition, the CEO Bursary Scheme (see page 165 for details) has helped 21 students to date. The committee commends him, not only for his sterling performance in delivering on the lion's share of AngloGold Ashanti's commitments, but also for the leadership he has continued to show in the sensitive area of compensation.

Aside from ensuring alignment of the company's remuneration and human resource practices with the strategic direction of the company, including King IV regulatory requirements, the committee was involved in the following additional activities:

- Retention of key talent across the business and a strengthened succession pool cover ratio
- Successful closure of the South African Defined Benefit Fund (a closed fund)
- Active engagement with our shareholders and proxy advisory agencies so as to develop our remuneration approach and reporting

- Working with an external consultant to enhance our incentive structure, to align with shareholder requirements and better deliver our company strategy. This will be presented to the shareholders at the 2017 annual general meeting and implemented in January 2018.

As communicated to shareholders last year, with the ongoing focus on the strategic priorities, the committee spent 2016 addressing a concern that current leadership share incentives cannot be fully realised due to not having the share pool available to meet allocation requirements. This unsustainable reward structure, along with evolving shareholder preference, led the committee to initiate a substantive review of the share-based incentive and reward structures.

Following feedback from key stakeholders and proxy advisory agencies, a redesign of the incentive structures was finalised and will be presented at the May 2017 annual general meeting for approval and implementation in January 2018. The approach of the redesign includes a strong focus on simplification, transparency, increased alignment to shareholder views and is underpinned by regulatory compliance. Additionally, there is greater focus on performance-related measures which are used to assess and drive the business. Shareholder interest in

sustainability and environmental focus has increased and has resulted in the inclusion of measurable metrics to address this feedback.

The committee believes that the new plan is in the interest of shareholders as it is simple, transparent and driven 100% by performance against critical short- and medium-term measures of performance. Detailed key features of the plan are articulated on page 147 of the report.

In driving this change, the committee is conscious that balance needs to be applied between both the down cycles and the up cycles in an industry where cycle duration can be up to 10 years. The committee therefore recommends to the shareholders this journey of change to implement a scheme that can appropriately weather the cycles by balancing factors both within and outside of management control.

I take this opportunity to express appreciation to the members of the committee for their support and efforts during the past year.

Michael Kirkwood
Chairman: Remuneration and Human Resources Committee
22 March 2017



REMUNERATION REPORT

SHORT- AND LONG-TERM INCENTIVE REVIEW AND REDESIGN

As advised in the 2015 annual report, the short-term incentive (STI) and long-term incentive (LTI) have been reviewed in line with international benchmarks and shareholder feedback.

Following an extensive benchmarking exercise and shareholder engagements a revised STI and LTI will be implemented on 1 January 2018, post shareholder approval which will be requested at the May 2017 annual general meeting. The proposed incentive structure will replace all the current short- and long-term components (cash, bonus share plan, long-term incentive plan, and the co-investment plan). The approach for the new incentive is to ensure simplification, transparency and create a sustainable scheme with increased alignment to shareholder views underpinned by regulatory compliance. Participation in the new share scheme has been reduced, ensuring that there will be reduced share dilution.

The revised plan will consist of:

- A single combined STI and LTI ("the Incentive"), determined on the basis of performance conditions that are either one-year or three-year averages
- A portion of the Incentive will be payable in cash
- The balance of the Incentive will be awarded as deferred shares, vesting equally over five years for executive committee members.

Key features of the new scheme:

- A single incentive scheme that covers both short and long objectives and performance
- The scheme will be cost neutral compared to the previous scheme but with greater scheme leverage
- The issue of shares will be limited to 1% of the issued share capital per annum
- Reduced participation in the share incentive, with consequently less dilution
- Introduction of claw back and amended leaver provisions
- No more than 5% of issued shares to be utilised in the scheme
- Settlement rules provide for issue of new shares, use of treasury shares, market purchase and/or cash
- Total shareholder return (TSR) adjusted but peer group will remain unchanged
- Minimum shareholding requirements will continue to apply
- Reduce the impact of uncontrollable factors such as the gold price and currencies

THE PROPOSED METRICS FOR THE SCHEME ARE AS FOLLOWS:

2018 performance measure		Target weight
Financial measures	Relative TSR*	10%
	NEW METRIC: Absolute TSR*	10%
	All-in sustaining costs	15%
	NEW METRIC: Normalised cash return on equity (nCROE)*	15%
Operational measures	Production	12.5%
	Ore Reserve additions pre-depletion and excluding asset sales and M&A*	6.25%
	Mineral Resource additions pre-depletion and excluding asset sales and M&A*	6.25%
Sustainability measures	Safety, health, environment, community*	20%
	People:	5%
	– Strategic coverage ratio	
	– Retention of top talent pool	
		100%

* These measures will be on a trailing three-year basis or a combination of annual and three year measures. The safety metrics will be broadly similar to the 2017 metrics as outlined in the remuneration policy of the <NOM>. The Remuneration Committee may re-assess these metrics based on 2017 performance and the 2018 sustainable development strategic priorities.

The shareholder roadshows held to discuss the proposed new scheme and scorecard were constructive with positive dialogue and feedback in all instances. More detail on the proposed scheme is provided in the <NOM>, for the May annual general meeting.

The rest of this Remco report relates to the existing remuneration design and structure for the period 1 January 2016 to 31 December 2016.



REMUNERATION REPORT (CONTINUED)

OVERVIEW OF REMUNERATION POLICY

AngloGold Ashanti's remuneration approach aims to create a sustainable executive remuneration structure for greater alignment with shareholder views and interests, underpinned by our strategic objectives and values.

At AngloGold Ashanti, our remuneration policy is robust and aims to align with our strategic objectives while working to deliver on both internal and external stakeholder requirements, in a manner that responds to both market lows and highs. This is accomplished by means of a governance and application framework that primarily aims to retain and attract a skilled workforce through fair, transparent and competitive remuneration.

KEY PRINCIPLES OF OUR REMUNERATION POLICY

In order to continue to support our remuneration approach, we have a remuneration policy that is based on the following key principles:

- Remunerate to drive and reward the right behaviour and performance of our employees and executives
- Alignment with our strategic objectives and shareholder interests
- Ensure that performance metrics are challenging, sustainable and cover all aspects of the business including critical financial and non-financial drivers
- Ensure that our remuneration structure is aligned with our values and that the correct governance frameworks are applied across our remuneration decisions and practices
- Apply the appropriate global remuneration benchmarks
- Provide competitive rewards to attract, motivate and retain highly skilled executives and staff vital to the success of the organisation.

REMUNERATION DESIGN

When determining appropriate remuneration, the Remuneration Committee (Remco) considers:

1. The potential maximum total remuneration that each member of the executive management team could earn related to their performance

2. External influences, primarily being:

   - shareholder views and recommendations associated with executive remuneration
   - economic trends
   - competitive pressure
   - the labour market and the pay gap between the executive management team and the rest of the employee population in the company

3. Market benchmarks, choosing appropriate benchmarks in a market with similar attributes including complexity, size and geographic spread

Our remuneration practices are designed to be fair, transparent and compliant with legislative requirements within all the jurisdictions in which we operate.





REMUNERATION REPORT (CONTINUED)

2017 REMUNERATION POLICY AND STRUCTURE

The table below sets out the summary of the remuneration policy that applies to the executive management team in 2017, to be approved by shareholders at the 2017 annual general meeting. The table details each component's link to the company strategy, objectives, performance measurements and the maximum opportunity associated with each component.

Remuneration element and link to strategy	Operation and objective	Maximum opportunity	Performance measures
Base salary			
A competitive salary is paid to executives to ensure that their experience, contribution and appropriate market comparisons are fairly reflected	• Base salaries are reviewed annually and are effective from 1 January each year • Executive base salaries are determined by considering their performance; market conditions against companies with a similar geographic spread; market complexity, size and industry, and internal peer comparisons • The CEO makes recommendations on the team's remuneration but does not make recommendations on his own base salary, which is reviewed by Remco and approved by the board	Executive base salary increases and increases for all non-bargaining unit employees are closely aligned where practical. This is informed by inflation, which can be matched directly or above/below consumer price index (CPI) adjustments can be applied	Individual performance, on a scale of 1 to 5, measured against specific key performance indicators (KPIs), are reviewed by Remco. A CPI increase pool is approved annually by Remco. In high-inflation countries, individual increases may be differentiated according to each individual's performance rating. In low-inflation countries, a flat CPI is applied to all executives and employees
Pension			
Provides post-retirement benefit aligned with the schemes in the respective country in which the team member operates	• Funds vary depending on jurisdiction and legislation • Defined benefit funds are not available for new employees, in line with company policy	24.75% of base salary for the CEO and lower contributions for others, depending on the scheme	Not applicable
Medical insurance			
Provides medical aid assistance aligned with schemes in the respective country in which the team member operates	• Provided to all executives through either a percentage of fee contribution, reimbursement or company provided healthcare providers	In line with approved policy	Not applicable



REMUNERATION REPORT (CONTINUED)

Remuneration element and link to strategy	Operation and objective	Maximum opportunity	Performance measures
Benefits			
Provided to ensure broad competitiveness in the respective markets	Benefits are provided based on local market trends and can include items such as life assurance, disability and accidental death insurance, assistance with tax filing, cash in lieu of untaken leave (above legislated minimum leave requirements) and occasional spousal travel as per the executive travel guidelines	In line with approved policy	Not applicable
Short-term incentives			
The short-term incentive plan (STIP) is also known as the Bonus Share Plan (BSP) and is designed to focus executives on delivering key priorities for the year by achieving the defined company objectives Performance objectives are reviewed and selected annually, based on their short to medium-term impact on the company	STIP metrics are defined annually and weightings are applied to each measure. The metrics are defined against the objectives that most strongly drive company performance and are heavily weighted to production, cost and safety Each metric is weighted and has a threshold, target and stretch definition based on the company budget and the desired stretch targets for the year At the end of each financial year, company and CEO's performances are assessed by Remco and the board against the defined metrics to determine the award to be granted	**CEO:** Maximum award – 200% of base salary (cash 80% + deferred equity/cash award 120%) Target award – 100% (cash 40% + deferred equity/ cash award 60%) Threshold award – 50% (cash 20% + deferred equity/ cash award 30%) Below threshold achievement results in no payment.	**CEO:** Performance measures: 70% of company objectives 30% individual KPIs (as reviewed by the board) Both company and individual performance assessed over the financial year



REMUNERATION REPORT (CONTINUED)

Remuneration element and link to strategy	Operation and objective	Maximum opportunity	Performance measures
Short-term incentives (continued)			
	Stratum III employees and above, who are not on production bonuses, qualify for participation Participation in the STIP is at the discretion of Remco The STIP is delivered as a cash element and a deferred equity element, which is fully realised after 24 months The deferral is intended to be delivered in equity but Remco retains the discretion to deliver in cash should there be a requirement, for example, where the shares available for issue are below the required amount to satisfy employee allocation needs Where applicable these attract a cash equivalent dividend payment settled at vesting	**CFO:** Maximum award – 175% (cash 70% + deferred equity/cash award 105%) Target award is 87.5% (cash 35% + deferred equity/cash award 52.5%) Threshold award is 43.75% (cash 17.5% + deferred equity/cash award 26.25%) Below threshold achievement results in 0% payment **Exco:** Maximum award – 150% (cash 60% + deferred equity/cash award 90%) Target award is 75% (cash 30% + deferred equity/cash award 45%) Threshold award is 37.5% (cash 15% + deferred equity/cash award 22.5%) Below threshold achievement results in 0% payment	**CFO and Exco:** Performance measures: 60% of company objectives 40% individual KPIs (as reviewed by the CEO, Remco and the board) Both company and individual performances assessed over the financial year Company metrics measured are: • Production • All-in sustaining costs • Adjusted free cash flow • Safety, health and environment • Ore Reserve pre-depletion • Project delivery/capital expenditure Full details of the BSP metrics are provided in the remuneration policy, and are included in the \<NOM\> for the May annual general meeting
Co-Investment Plan			
The Co-Investment Plan (CIP) is a retention plan designed to assist executives to achieve their minimum shareholding requirements. This is accomplished by encouraging them to invest their cash bonus in equity, which will be matched by the company in the short to medium term	The CIP is offered annually to create shareholdings held by executives to meet their minimum shareholding requirements (introduced in 2013). These were implemented to achieve alignment of shareholder and executive interests) Executives invest up to 50% of their net cash bonuses in company shares. After 12- and 24-month periods, the company offers an equity match of shares purchased on market, provided the executive remains in employment and retains the original investment	150% of the equity originally invested over a deferred 24-month period	The quantum is based on STIP achievement



REMUNERATION REPORT (CONTINUED)

Remuneration element and link to strategy	Operation and objective	Maximum opportunity	Performance measures
Long Term Incentive Plan			
The primary intention of the Long Term Incentive Plan (LTIP) is to ensure that the medium to long-term interests of the executive and shareholders are aligned, providing reward to the executive and wealth creation to shareholders when the strategic performance drivers are achieved The strategic drivers used to define the LTIP metrics are depicted in the strategy diagram on page 155	The LTIP metrics are reviewed and defined annually in accordance with the strategy. (It is important to note that any amendment would be applied on a go-forward basis to newly allocated awards with no retrospective metric changes to existing awards) Weightings are provided to the metrics which must be achieved over a three-year period The TSR is measured against a carefully selected peer group of 10 comparators recommended by Remco and approved by the board. The comparator group is retained for measurement for the full three-year review period The score against all relevant measures contributes towards the percentage of total awards that will vest at the end of the three-year period Only senior management from Stratum IV and above are eligible to participate in the LTIP A share under the LTIP is a fully paid ordinary share in the capital of the company, subject to performance vesting restrictions. The dilution may not exceed 5% of the company's ordinary share capital Where applicable these attract a cash equivalent dividend payment settled at vesting Participation in the LTIP is at the discretion of Remco	**CEO:** Range of award: 160-250% of base salary **CFO:** Range of award: 140-200% of base salary **Exco:** Range of award: 140-200% of base salary	The performance measures for 2017 have been updated to introduce metrics to be used for the 2018 proposed incentive scheme and shareholder requested performance metrics As a result two new metrics have been included: • Absolute TSR against the existing relative TSR comparator group defined below • Normalised cash return on equity (nCROE), which will be measured based on the free cash flow generated by the group (company plus subsidiaries) and the group's share of joint ventures and associates cash flows, adjusted for non-sustaining capital expenditure and exploration costs (growth investment items) and for Remco-approved once-off abnormal items (adjusted for corresponding production and cost levels, as well as associated tax at average group rate), expressed as a percentage of the AngloGold Ashanti's average equity Average equity is calculated as the average opening and closing shareholders' equity as per the Audited Financial Statements, adjusted for material impairments of the carrying value of assets and share issuances (excluding those related to the share incentive schemes)



REMUNERATION REPORT (CONTINUED)

Remuneration element and link to strategy	Operation and objective	Maximum opportunity	Performance measures
Long Term Incentive Plan (continued)			
			The additional 2017 metrics are: • Relative TSR – this is calculated by the growth in capital from purchasing a share in the company, assuming that the dividends are reinvested each time they are paid. The TSR is then used to rank the performance of the company against its competitors (Barrick, Goldfields, Harmony, Kinross, Goldcorp, Newmont, Gold ETF (World Gold Council SPDR classification), Randgold, Newcrest and Sibanye) • Operational performance (measured through all-in sustaining cost, project delivery and asset optimisation) • Future optionality (measured by Mineral Resource, Ore Reserve and the delivery of the Colombian Ore Reserve) • Development and attraction and retention of people (measured by the succession cover ratio and talent retention) • A safety multiplier applied to the total score which can either enhance or detract from the final score by 20%. The safety multiplier cannot however increase the maximum pay-out above the defined caps Full details of the LTIP company metrics are provided in the remuneration policy, included in the \<NOM\> for the May annual general meeting



REMUNERATION REPORT (CONTINUED)

EXECUTIVE PAY MIX

The 2016 average executive pay mix, graphs for the CEO, CFO and Executive Committee are detailed below:



CHIEF EXECUTIVE OFFICER (Rm)

Legend: Base salary · Benefits · BSP Cash bonus · BSP shares · LTIP

Maximum: 13 | 5 | 10 | 16 | 33
Target: 13 | 5 | 5 | 8 | 25
Threshold: 13 | 5 | 3 | 5 | 16
Below threshold: 13 | 5

Note: For below threshold performance there are no performance rewards.





CHIEF FINANCIAL OFFICER (Rm)

Legend: Base salary · Benefits · BSP Cash bonus · BSP shares · LTIP

Maximum: 8 | 1 | 6 | 8 | 16
Target: 8 | 1 | 3 | 4 | 12
Threshold: 8 | 1 | 1 | 2 | 8
Below threshold: 8 | 1

Note: For below threshold performance there are no performance rewards.



EXECUTIVE COMMITTEE (Rm)

Legend: Base salary · Benefits · BSP Cash bonus · BSP shares · LTIP

Maximum: 9 | 3 | 5 | 8 | 18
Target: 9 | 3 | 3 | 4 | 13
Threshold: 9 | 3 | 1 | 2 | 9
Below threshold: 9 | 3

Note: For below threshold performance there are no performance rewards.

Note: the graphs do not include co-investment plan participation.



REMUNERATION REPORT (CONTINUED)

ALIGNMENT OF STRATEGY, PAY AND PERFORMANCE

In line with AngloGold Ashanti's strategic objectives, the BSP and LTIP metrics were designed to deliver on these key focus areas:

- **Maintain the strong foundation** – People are the foundation of our business. Our business must operate according to our values if it is to remain sustainable in the long term. This includes a drive to improve safety performance, reduce fatalities and retain key skills.

- **Improve financial flexibility** – Ensuring that our balance sheet remains able to meet our funding needs.

- **Optimise our cost base** – Ensure that all spend is optimally structured and necessary to fulfil the core business objectives.

- **Improve portfolio quality** – Focus on a portfolio of assets that must be actively managed to improve the overall mix of our production base as we strive for a competitive valuation as a business.

- **Maintain long-term optionality, albeit at a reasonable cost** – Creating a competitive pipeline of long-term opportunities.



BSP metrics:
- Production
- All-in sustaining costs
- Adjusted free cash flow
- Project delivery/capital expenditure

LTIP metrics:
- Total shareholder return (absolute and relative)
- Asset optimisation
- Safety
- Normalised cash return on equity

BSP metrics:
- Production
- All-in sustaining costs
- Adjusted free cash flow
- Project delivery/capital expenditure
- Ore Reserve pre-depletion

LTIP metrics:
- Total shareholder return (absolute and relative)
- Asset optimisation
- Future optionality
- Normalised cash return on equity

BSP metrics:
- Production
- All-in sustaining costs
- Adjusted free cash flow
- Project delivery/capital expenditure

LTIP metrics:
- Total shareholder return (absolute and relative)
- Asset optimisation
- Normalised cash return on equity

BSP metrics:
- Project delivery/capital expenditure
- Ore Reserve pre-depletion

LTIP metrics:
- Total shareholder return (absolute and relative)
- Future optionality

BSP metrics:
- Production
- Adjusted free cash flow
- Safety
- Environment, health and community

LTIP metrics:
- Total shareholder return (absolute and relative)
- People
- Safety

OUR CORE STRATEGIC FOCUS AREAS

Optimise overhead, costs and capital expenditure

Improve portfolio quality

Maintain long-term optionality

Ensure financial flexibility

Focus on people, safety and sustainability

Supporting our strategy for **sustainable cash flow improvements and returns**



REMUNERATION REPORT (CONTINUED)

RECRUITMENT POLICY

When recruiting executives, a comparative benchmarking exercise is done to determine the size, nature and complexity of the role as well as skills availability in the market prior to presenting a competitive offer. For new appointments, the Remco may compensate for remuneration forfeited from the previous employer. The intention is to not grant more than the executive would have received in a 12-month period. However, Remco does have the discretion to compensate higher values if, through a fair valuation, it can be demonstrated that the amount forfeited exceeds that granted. Remco will compensate the amount forfeited through variable pay that can be a combination of equity and cash.

TERMINATION POLICY

The executive management team has open ended contracts (except where prescribed retirement ages apply) with termination periods defined in their contracts. In addition, incentive scheme rules clearly specify termination provisions by termination category. In the event of termination, the company has the discretion to allow the executive to either work out their notice or to pay the base pay for the stipulated notice period in lieu of notice.

REASONS FOR TERMINATION

	Voluntary resignation	Dismissal/ termination for cause	Normal and early retirement, retrenchment and death	Mutual separation
Base salary	Paid over the notice period or as a lump sum	No payment	Base pay is paid for a defined period based on cause and local policy as executives have different employment entities	Paid over the notice period or as a lump sum
Pension	Pension contributions for the notice period will be paid; the lump sum would not include pension contributions unless contractually agreed	Pension will be paid until time that employment ceases	Pension will be paid until employment ceases	Pension contributions for the notice period will be paid; the lump sum would not include pension contributions unless contractually agreed
Medical provisions	Where applicable, medical provision for the notice period will be paid; the lump sum would not include contributions unless contractually agreed	Medical provision/payment will be provided until such time that employment ceases	Medical provision/payment will be provided until employment ceases	Where applicable, medical provision for the notice period will be paid; the lump sum would not include contributions unless contractually agreed
Benefits	Applicable benefits may continue to be paid during the notice period but will not be paid on a lump sum basis	Benefits will fall away at such time that employment ceases	Benefits will fall away when employment ceases	Applicable benefits may continue to be paid during the notice period but will not be paid on a lump sum basis
STIP share awards	Unvested shares lapse	Lapse all awards (vested, unexercised and unvested)	Pro rata unvested shares are awarded based on the length of employment from the date of offer	Remco determines whether or not a pro rata portion may be granted



REMUNERATION REPORT (CONTINUED)

REASONS FOR TERMINATION (CONTINUED)

	Voluntary resignation	Dismissal/ termination for cause	Normal and early retirement, retrenchment and death	Mutual separation
BSP cash bonus	Forfeit, no bonus	No bonus	Discretion to pro-rate for the period worked	Discretion to pro-rate for the period worked
LTIP	Unvested awards lapse	Lapse all awards (vested, unexercised and unvested)	Pro-rata unvested awards, based on the length of employment from the date of offer by applying the last two years' average performance results (has no performance criteria applied)	Remco determines whether a pro-rata portion may be granted (or the board in the case of the executive directors)
CIP	Unallocated matching portion lapses	Forfeit matching portion of shares	Matching shares are granted based on the length of employment from the date of purchase	Remco determines whether a pro rata portion may be granted (or board in the case of the executive directors)

MINIMUM SHAREHOLDING REQUIREMENTS

With effect from March 2013, a minimum shareholding requirement (MSR) was introduced for the executive management team. Remco is still of the opinion that share ownership by executive management demonstrates their commitment to the success of the company, and serves to reinforce alignment between executive and shareholder interests.

The MSRs are outlined in the table below:

	Within three years of appointment/from introduction of MSR	Within six years of appointment/from introduction of MSR	Holding requirement
CEO and CFO	100% of net annual base salary	200% of net annual base salary	Indefinite
Exco	75% of net annual base salary	150% of net base salary	Indefinite

For the purpose of the MSR calculation, only fully owned and vested awards will count towards the determination of the MSR.

The following count towards an individual MSR:

1. JSE shares purchased on the market, either directly or indirectly, for personal reasons including shares purchased by an executive under CIP
2. Vested matching shares purchased by the company under the CIP
3. Vested shares from the company's share incentive schemes (BSP and LTIP and any historic schemes)

SERVICE CONTRACTS

All members of the executive management team have permanent employment contracts, which entitle them to standard group benefits as defined by specific region and participation in the company's BSP and the LTIP. All recently updated executive contracts include details of participation in the CIP.

South African-based executives are paid a portion of their remuneration offshore, which is detailed under a separate contract. This reflects global roles and responsibilities and takes account of offshore business requirements. All such earnings are subject to tax in South Africa.



REMUNERATION REPORT (CONTINUED)

CHANGE OF CONTROL AND NOTICE PERIODS

Executive management team contracts are reviewed annually and currently continue to include a change of control provision. The change of control is subject to the following triggers:

- Acquisition of all or part of AngloGold Ashanti
- A number of shareholders holding less than 35% of the company's issued share capital consorting to gain a majority of the board and make management decisions
- Executive management contracts either terminated or roles and employment conditions are curtailed

In the event of a change in control becoming effective, the executive will, under certain circumstances, be subject to the notice period and the change of control contract terms.

REMUNERATION CONSULTANTS

Where appropriate, Remco obtains advice from independent remuneration consultants. The consultants are employed directly by Remco and engage directly with them to ensure independence.

Following a tender process, Remco appointed PricewaterhouseCoopers (PwC) to provide specialist independent remuneration advice on all forms of executive and non-executive pay.

Key focus areas for 2016 with which PwC assisted were:

- Share scheme design
- Gini co-efficient calculations and benchmarking
- Market trends, updates and best practice guidance
- Committee training where required

In line with best common practice, the Remuneration Committee of the board, which is comprised solely of independent non-executive directors, engages independent consultants in relation to remuneration related matters. The current advisor is PwC whose appointment, terms of reference and fees payable are determined solely by the Remuneration Committee. PwC is invited to attend all meetings of the committee and have regular access to the chairman and members of the committee. PwC informs and assists the committee's deliberations by drawing on their global reach and perspective on compensation matters and trends. They brief the remuneration committee on regulatory developments in South Africa and major international markets. They comment on technical matters, and generally opine on the committee's work. Each year, the committee evaluates the performance of PwC as the independent adviser and sets their fees to reflect time commitment, value added and market norms. For the year ended on 31 December 2016, the fees payable to PwC amounted to ~R260,000 (2015: ~R310,000). During 2016/2017, PwC were also engaged by the committee on a project basis to assist with a comprehensive redesign of the executive incentive and retention scheme to be presented for Shareholder approval at the 2017 annual general meeting. For this project work, the committee agreed an estimated fee of R700,000 payable to PwC. Additionally, the committee avails itself of the services and output of Mercer, who provide global survey data and analysis. Mercer's charges amounted to ~R440,000 (2015: ~R565,000).

Mercer performs an independent bespoke executive survey and their advice is primarily around salary benchmarking for executive and non-executive director pay.

NON-EXECUTIVE DIRECTORS' REMUNERATION POLICY

The company's non-executive directors are paid on the basis of role and there is no differentiation in terms of nationality. The policy is applied using the following principles:

- A fee is paid for the six annual board meetings and board committee members receive annual committee fees for participation
- Fees are reviewed annually and increases are implemented in July. They are set using a global comparator group derived from companies of similar size, complexity and geographic spread
- Non-executive directors receive an allowance for travel outside of their home countries for site visits and board meetings
- Non-executive directors are not eligible to receive any short- or long-term incentives

For the third successive year, no increase to non-executive director fees will be requested at the 2017 annual general meeting.

The full remuneration policy, upon which the non-binding advisory vote is requested, is published in the notice of annual general meeting.



REMUNERATION REPORT (CONTINUED)

REMUNERATION IMPLEMENTATION REPORT: JANUARY TO DECEMBER 2016

This section of the Remuneration Report explains the implementation of our remuneration policy by providing details of the remuneration paid to executive and non-executive directors for the financial year ended 31 December 2016.

EXECUTIVE PAY

In 2016, the gold price remained relatively low while the share price remained volatile. Cost control remains a key imperative and the external market reflected similar challenges.

On behalf of AngloGold Ashanti, Mercer conducts an annual bespoke survey of executive remuneration. For 2016, Remco reviewed the comparator group against AngloGold Ashanti to ensure that changes in the market had not led to variances that made the current matches inappropriate. The review consisted of a detailed analysis of companies who it was felt were appropriate for inclusion in the benchmark. The companies included in the comparator group were ranked in terms of a number of criteria selected in a number of areas which were aligned with AngloGold Ashanti. The table alongside summarises the final comparator group. In the 2016 survey, an additional participant, South32, was included.

2016 COMPARATOR BENCHMARK RANKING

Comparitor group	2016* Market capital USDm
Lonmin plc	743
Harmony Gold Mining Company Limited	1,327
Impala Platinum Holdings Limited	2,699
Sibanye Gold Limited	2,724
Gold Fields Limited	3,561
Yamana Gold incorporated	3,620
Kinross Gold Corporation	4,889
AngloGold Ashanti Limited	5,688
Anglo American Platinum Limited	5,998
Randgold Resources Limited	6,707
South32 Limited	10,229
Mondi Limited	11,290
Goldcorp Inc.	13,328
Sasol Limited	17,580
Newmont Mining Corporation	19,287
Barrick Gold Corporation	19,717

* Data as at October 2016.

In 2016, the January annual increases resulted in each member of the executive management team receiving an increase in line with the CPI in their jurisdiction with the exception of the CFO who received an additional adjustment of 2%.

During the year, the following changes to the executive management team occurred. Italia Boninelli, the Executive Vice President: People and Organisational Development retired effective the end of March 2016, and Tirelo Sibisi was appointed as Executive Vice President: Group Human Resources on 18 January 2016. The remuneration impact for Italia and Tirelo is as follows:

- Italia Boninelli received the standard payments as per policies currently in place for retirement at AngloGold Ashanti. She therefore received the following:
  - pro rata BSP shares for all unvested awards
  - pro rata LTIP shares for all unvested awards
  - 2015 short-term incentive for the full 12 months
- Tirelo Sibisi was appointed on an initial basic salary of R4,500,000 and received an adjustment in June, resulting in an increase of 22.2%, bringing her basic salary to R5,500,000.

In June 2016, Chris Sheppard's salary was reviewed in terms of the complexity of his role and the challenges currently facing him in terms of delivery. His pay was increased by 7.42%, bringing his basic salary to R6,800,000.

The table overleaf summarises remuneration of our executive director and prescribed officers remuneration for 2016. It comprises an overview of all the pay elements available to the executive management team in the 12 month period ended 31 December 2016.



159

Picture: Gramalote, Colombia



REMUNERATION REPORT (CONTINUED)

The table below summarises our executive director and prescribed officer remuneration for 2016. It comprises an overview of all the pay elements available to the executive management team in the 12-month period ended 31 December 2016.

Figures in thousand		Appointed with effect from	Resigned/ retired with effect from	Salary [1]	Performance-related payments (STIP) [2]	Pension	Other benefits and encashed leave [3]	Sub total	Exercised BSP share award value	Exercised LTIP share award value	Total SA rands	Total US dollars [4]
Executive directors												
S Venkatakrishnan	2016		Full year	12,660	7,323	3,133	3,785	26,901	–	–	26,901	1,832
	2015		Full year	12,000	7,635	2,970	1,728	24,333	–	–	24,333	1,905
KC Ramon	2016		Full year	8,007	4,354	800	743	13,904	–	–	13,904	947
	2015		Full year	7,448	4,634	931	68	13,081	–	–	13,081	1,024
Prescribed officers												
I Boninelli	2016		31 Mar	1,607	–	161	10,124	11,892	12,704	12,291	36,887	2,513
	2015		Full year	6,092	3,066	647	799	10,604	–	–	10,604	830
CE Carter [5]	2016		Full year	10,180	4,439	1,523	2,058	18,200	4,342	–	22,542	1,535
	2015		Full year	8,640	4,608	254	5,849	19,351	2,641	2,352	24,344	1,906
GJ Ehm [6]	2016		Full year	9,466	3,740	381	3,781	17,368	4,910	2,570	24,848	1,693
	2015		Full year	7,877	5,639	335	2,627	16,478	644	806	17,928	1,404
RW Largent	2016		Full year	17,722	7,728	3,314	5,810	34,574	13,107	3,184	50,865	3,465
	2015		Full year	15,166	8,021	2,814	6,439	32,440	3,422	837	36,699	2,873
DC Noko [7]	2016		Full year	6,432	2,805	643	4,227	14,107	–	–	14,107	961
	2015		Full year	6,097	4,213	648	1,505	12,463	–	–	12,463	976
ME Sanz Perez	2016		Full year	6,404	2,985	641	2,389	12,419	9,349	2,315	24,083	1,640
	2015		Full year	6,071	3,055	645	743	10,514	–	–	10,514	823
CB Sheppard [8]	2016		Full year	6,604	2,965	674	339	10,582	–	–	10,582	721
	2015	1 June		3,500	1,552	438	1,028	6,518	–	–	6,518	511
TR Sibisi [9]	2016	18 Jan		4,887	2,398	497	166	7,948	–	–	7,948	541
	2015			–	–	–	–	–	–	–	–	–

[1] *Salaries are disclosed only for the period from or to which office is held, and include car allowances where applicable.*

[2] *The performance related payments are calculated on the year's financial results.*

[3] *Includes health care, pension allowance, cash in lieu of dividends, vested CIP match awards, secondment/relocation allowances, group personal accident, disability and funeral cover. Surplus leave days accrued are automatically encashed unless work requirements allow for carry over. The primary reason for the increase in other benefits year on year is the vesting of CIP match awards:*
– I Boninelli: R4.5m – S Venkatakrishnan: R2.5m
– DC Noko: R2.2m – RW Largent: R3.8m
– ME Sanz Perez: R2m

[4] *For illustrative purposes only, values have been converted using the average annual exchange rate for 2016: R14.6812:$1 (2015: R12.7719:$1) to arrive at the US dollar equivalent.*

[5] *Benefits for 2016 for C Carter include a dependant's scholarship award of $2,500.*

[6] *GJ Ehm's 2015 increase was delivered as a lump sum payment (2.5% adjustment) of R196,927 in January 2016. He received a project bonus in terms of delivering against the Obuasi Project Charter. The bonus was based on 60% of pay, of which 40% was paid in 2015 and the balance in February 2016, based on meeting of performance requirements. Other benefits included a secondment allowance for time spent in Ghana.*

[7] *DC Noko received a project bonus in terms of delivering against the Obuasi Project Charter. The bonus was based on 60% of pay, of which 40% was paid in 2015 and the balance in 2016, based on meeting of performance requirements. Other benefits included a secondment allowance for time spent in Ghana.*

[8] *CB Sheppard commenced employment on 1 June 2015 and as such his pay reflects 7 months of the year. A sign-on bonus was paid and is reflected under other benefits. The annual performance bonus was pro-rated.*

[9] *TR Sibisi commenced employment on 18 January 2016 and as such her pay reflects just over 11 months of the year.*



REMUNERATION REPORT (CONTINUED)

MINIMUM SHAREHOLDING ACHIEVEMENTS

For the purposes of the MSR calculation, only fully owned and vested awards will count towards the determination of the MSR.

Executive	Three-year target achievement date	Three-year MSR target achievement percentage	MSR holding as at 31 Dec 2016 as % of net base pay	Six-year MSR target percentage achievement
Executive directors				
S Venkatakrishnan [1]	March 2016	100%	**1,046%**	200%
KC Ramon [2]	March 2018	100%	**68%**	200%
Prescribed officers				
CE Carter	March 2016	75%	**188%**	150%
GJ Ehm	March 2016	75%	**277%**	150%
RW Largent [3]	March 2016	75%	**122%**	150%
DC Noko	March 2016	75%	**364%**	150%
ME Sanz Perez	March 2016	75%	**200%**	150%
CB Sheppard [4]	March 2019	75%	**0%**	150%
TR Sibisi [5]	March 2020	75%	**0%**	150%

[1] The executive director has retained all of his share exposure in the company (net of tax) since he joined AngloGold Ashanti during 2000.

[2] The executive director joined the company 1 October 2014 and the three-year MSR achievement is only due in March 2018.

[3] The prescribed officer was required to sell shares in order to pay for tax on vesting in the US, resulting in a reduced share holding.

[4] The prescribed officer joined the company 1 June 2015 and the three-year MSR achievement is only due in March 2019.

[5] The prescribed officer joined the company 18 January 2016 and the three-year MSR achievement is only due in March 2020.



161

Picture: Moab Khotsong, South Africa



REMUNERATION REPORT (CONTINUED)

SHORT-TERM INCENTIVE PERFORMANCE OUTCOMES (BSP)

Safety was once again an important issue for AngloGold Ashanti in 2016. Of the 22% allocated to safety, health and environment, 15% of the measure is directly apportioned to safety. 2016 however provided a lower result with a 71.14% achievement out of 100%, compared to 81.47% in 2015.

The table below summarises AngloGold Ashanti's remuneration metrics, their weightings, and performance against these metrics applicable to the BSP during 2016:

BSP company performance measure 2016	Target weighting	Achievement	Actual achievement against measures	Threshold measures	Target measures	Stretch measures
Production (000oz)	20%	10.95%	3,628	3,600	3,745	3,831
All-in sustaining costs ($/oz)	20%	13.15%	986	1,011	972	930
Adjusted free cash flow ($m)	20%	20%	394	0	36	102
Project delivery/capex	8%	7.36%	Measured against a detailed project plan			
2016 Ore Reserve pre-depletion (Moz)	10%	10%	2.3	Plus 0.74	Plus 1.19	Plus 1.48
SAFETY, HEALTH AND ENVIRONMENT						
AIFR – three-year rolling average (7.36 per million hours worked)	5%	0%	7.71	≥5% performance improvement (6.99)	≥10% performance improvement (6.62)	≥20% performance improvement (5.89)
FIFR – three-year rolling average (0.043 per million hours worked)	5%	0%	0.056	≥5% performance improvement (0.04)	≥10% performance improvement (0.038)	≥20% performance improvement (0.034)
Major hazard management – identify, access and analyse major safety hazards (target for 2016 – 65), define controls and institute critical control regiments	5%	5%	65	90% of major hazards identified, accessed and controlled	95% of major hazards identified, accessed and controlled	100% of major hazards identified, accessed and controlled
High major or extreme environmental incidents as defined in the company incidents classification and reporting management standard	1.25%	0%	1	Target achievement is zero incidents		



Picture: AGA Mineração, Brazil



REMUNERATION REPORT (CONTINUED)

BSP company performance measure 2016	Target weighting	Achievement	Actual achievement against measures	Threshold measures	Target measures	Stretch measures
Environment: Three-year rolling average moderate environmental incidents	1.25%	0.5%	18	10% reduction in three-year rolling average moderate environmental incidents	20% reduction in three-year rolling average moderate environmental incidents	30% reduction in three-year rolling average moderate environmental incidents
Environment: site specific bow-tie analysis of generic environmental risks		0.68%	27	20 bow-tie analyses completed	30 bow-tie analyses completed	40 bow-tie analyses completed
Health: site compliance with the global safety standards on occupational environment and health, well-being and fitness for work	2.50%	2%	91%	85% compliance	90% compliance	95% compliance
Community: number of human rights violations	1%	0.5%	2 human rights violations	≤2 human rights violations	≤1 human rights violations	0 human rights violations
Production loss events as a result of community unrest	1%	1%	0%	≤0.5% of annual budged production	≤0.3% of annual budged production	≤0.15% of annual budged production
Total % for company performance	**100%**	**71.14%**				

The BSP company performance over the past five years is illustrated below.

BSP PERCENTAGE ACHIEVED
(%)



12	6.44
13	46.10
14	81.01
15	81.47
16	**71.14**



REMUNERATION REPORT (CONTINUED)

VESTING OUTCOMES OF THE 2014 LTIP AWARDS

The LTIP reflects ongoing poor TSR performance over the three-year period. The table below summarises AngloGold Ashanti's 2014 LTIP metrics, weightings and performance against metrics. The LTIP awards will vest in 2017.

	2014 LTIP performance measure	Target weighting	Achievement	Threshold measures	Target measures	Stretch measures
Total shareholder return	Three-year relative ranking with the selected comparator group. The comparators are: Barrick, Gold Fields, Harmony, Newmont, Kinross, Goldcorp, Gold ETF (World Gold Council SPDR classification), Randgold, Newcrest and Sibanye	50%	0.0%	Sliding scale: 50% - 60%	Sliding scale: 60% - 80%	Sliding scale: 80% - 100%
Portfolio optimisation	Project delivery Kibali (4%); CC&V (3%); Mponeng (3%)	20%	13.6%	As per the project delivery matrix		
	Asset optimisation As defined by the management action plan			As defined by the management action plan		
Future optionality	Innovation South African technology	20%	5.4%	Measured against budget		
	Mineral Resource			Plus 7Moz	Plus 13Moz	Plus 16.5Moz
	Ore Reserve			Plus 2Moz	Plus 3.5Moz	Plus 5Moz
Core value: people	Strategic coverage ratio	10%	10.0%	1:0.50	1:0.60	1:0.75
	Retention of top talent pool			12% turnover pa	8% turnover pa	5% turnover pa
Sub-total		**100%**	**29.0%**			
Safety multiplier						
Core value: safety	Injury severity rate improvement	20%	-2.9%	>10% performance improvement	>15% performance improvement	>20% performance improvement
	Major hazard management			70% programme completion	85% programme completion*	Full programme completion*
Total		**100%**	**26.1%**			

* *Programme covering all major safety risks identified through the fatal risk protocol.*



The LTIP performance over the past five years is illustrated below:

LTIP PERCENTAGE ACHIEVED
(%)

12	41.0
13	37.2
14	37.4
15	32.4
16	**26.1**

REMUNERATION REPORT (CONTINUED)

SRINIVASAN VENKATAKRISHNAN
CHIEF EXECUTIVE OFFICER

Start date:	1 July 2000
Notice period:	12 months
Change of control: (as described in the Remuneration Policy section "Change of control and notice periods" on page 158)	12 months



CHIEF EXECUTIVE OFFICER (Rm)

Legend: ■ Base salary ■ Benefits ■ BSP Cash bonus ■ BSP shares ■ LTIP ■ CIP

Maximum: 13 5 10 16 33 4
Target: 13 5 5 8 25 2
Actual: 13 4 7 3

Note: For below threshold performance there are no performance rewards.

The total actual pay for Venkat in 2016 that could result from the remuneration policy as stated above is shown in relation to target and maximum earning potential. As Venkat did not exercise shares in 2016, his actual pay only shows CIP matching.

PERSONAL PERFORMANCE ACHIEVEMENT

Maximum bonus opportunity: 80%
(as % of base pay)

Final bonus result: 57.84%
(as % of base pay)

Key achievements in the year

- Delivery across all five strategic pillars of the group strategy consistently for four years, and in particular during 2016
- Marked improvements in safety and environmental performance in the business as evidenced by a 36% reduction in fatal accidents and reduction in environmental incidents, by 75% to one in 2016, both as compared to 2015

- Strong free cash generation of $278m for the year thereby reducing net debt further by 13% without recourse to dilution, and creating the flexibility to return to dividend paying status after a three year hiatus
- Strong turnaround in the second half of the year to deliver full year gold production of 3.628Mozs at an all-in sustaining cost of $986/oz

- Brought forward a strong organic pipeline of lower-capital, high-return brownfields projects to enhance margins, extend mine lives and improve production mix
- Developed internal succession capability to key roles, improved succession cover ratio and retention of key talent
- Met certain other strategic priorities set by the board for 2016

In 2014, the CEO started a bursary scheme in conjuction with University of Witwatersrand, South Africa. It is aimed at supporting the education of deserving historically disadvantaged South African students from our operating areas, with a strong bias in favour of female students. To date, the CEO has contributed R2.25m, which has been matched equally by the company.

So far the bursary has benefited eleven undergraduate students and ten post-graduate students who have completed their honours. Of the eleven undergraduate students, four graduated in 2016 and are currently enrolled for their honours degrees.



REMUNERATION REPORT (CONTINUED)

CEO'S PERFORMANCE BONUS OUTCOME – 2016

2016 performance year bonus outcome	Weighting	Outcome
Financial performance targets		
Production (000oz)	20%	10.95%
All-in sustaining costs ($m)	20%	13.15%
Adjusted free cash flow ($m)	20%	20.00%
Project delivery/capital expenditure	8%	7.36%
2016 Ore Reserve pre depletion	10%	10.00%
Safety, health and environment	22%	9.68%
Total % for company performance	100%	71.14%
		x
Organisational performance weighting		70.00%
		=
A – Organisational performance weighted outcome		**49.80%**
Individual performance results		
Actual individual targets and strategic individual performance weighting:		30.00%
		x
Maximum performance rating bonus correlation:		75.00%
		=
B – Maximum bonus opportunity based on individual performance		**22.50%**
Total % of maximum bonus pay opportunity (A + B)		72.30%
		x
Maximum bonus opportunity (as % of base pay)		80.00%
		=
Final bonus result (as % of base pay)		**57.84%**
		x
Base pay during the year		R12,660,000
		=
Annual bonus		**R7,322,544**



2014 LTIP performance measures	Weighting	Outcome
Total shareholder return	50%	0.00%
Portfolio optimisation	20%	13.60%
Future optionality	20%	5.40%
Core value: People	10%	10.00%
Sub-total	100%	29.00%
Core value: safety multiplier	+-20%	-2.90%
A – LTIP performance measures:		**26.10%**
		x
B – Number of shares allocated in 2014		**121,181**
2014 number of shares allocated based on 200% of annual basic		x
C – Share price as at 24 February 2017		**R153.20**
		x
Value of 2017 vesting		**R4,845,447**

Note: The above value is an estimate and the actual value can only be determined based on the share price as at the date when the award is exercised.



REMUNERATION REPORT (CONTINUED)

CHRISTINE RAMON

CHIEF FINANCIAL OFFICER

Start date:	1 October 2014
Notice period:	6 months
Change of control: (as described in the Remuneration Policy section "Change of control and notice periods" on page 158)	6 months



CHIEF FINANCIAL OFFICER
(Rm)
Base salary
Benefits
BSP Cash bonus
BSP shares
LTIP
CIP
Maximum
8 1 6 8 16 2
Target
8 1 3 4 12 1
Actual
8 1 4 1
Note: For below threshold performance there are no performance rewards.

Total actual pay for Christine in 2016 that could result from the remuneration policy as stated above is shown in relation to target and maximum earning potential. As Christine did not exercise shares in 2016 and as she joined the company in October 2014, pay only shows CIP matching for 2015.

PERSONAL PERFORMANCE ACHIEVEMENT

Maximum bonus opportunity: (as % of base pay) **70%**	**Final bonus result:** (as % of base pay) **54.38%**

Key achievements in the year

- Strong leadership in managing capital investment and operating expenses, leading to cash flows exceeding target in spite of the depreciating rand
- Further debt reduction and savings delivered for the 2016 year
- Information technology execution with successful SAP results in Geita and Iduapriem



REMUNERATION REPORT (CONTINUED)

CFO'S PERFORMANCE BONUS OUTCOME – 2016

2016 performance year bonus outcome	Weighting	Outcome
Financial performance targets		
Production (000oz)	20%	10.95%
All-in sustaining costs ($m)	20%	13.15%
Adjusted free cash flow ($m)	20%	20.00%
Project delivery/capital expenditure	8%	7.36%
2016 Ore Reserve pre-depletion	10%	10.00%
Safety, health and environment	22%	9.68%
Total % for company performance	100%	71.14%
		x
Organisational performance weighting		60.00%
		=
A – Organisational performance weighted outcome		**42.68 %**
Individual performance results		
Actual individual targets and strategic individual performance weighting:		40.00%
		x
Maximum performance rating bonus correlation.		87.50%
		=
B – Maximum bonus opportunity based on individual performance		**35.00%**
Total % of maximum bonus pay opportunity (A + B)		77.68%
		x
Maximum bonus opportunity (as % of base pay)		70.00%
		=
Final bonus result (as % of base pay)		**54.38%**
		x
Base pay during the year		8,006,600
		=
Annual bonus		**4,353,669**

The 2014 LTIP was allocated to Christine Ramon in October 2014 and as such has not yet vested. This will be reflected in the 2017 Integrated Report.



Picture: Gramalote, Colombia



REMUNERATION REPORT (CONTINUED)

NON-EXECUTIVE DIRECTORS' FEES AND ALLOWANCES

The table below summarises directors' fees for the period as well as the comparative totals for 2015 and 2014.

	Director fees	Committee fees	Travel allowance	Total	Total	Total
US dollars		2016			2015	2014
SM Pityana (chairman)	293,500	76,000	8,750	378,250	411,250	430,714
AH Garner	123,500	43,500	32,500	199,500	203,750	–
LW Nkuhlu	163,500	83,500	8,750	255,750	260,250	245,074
MJ Kirkwood	123,500	78,500	47,500	249,500	241,750	262,762
NP Janaury-Bardill	123,500	56,000	10,000	189,500	189,250	187,355
R Gasant	123,500	58,500	11,250	193,250	195,250	187,635
RJ Ruston	123,500	56,000	51,250	230,750	226,250	240,226
MDC Richter	123,500	43,500	32,500	199,500	204,250	–
DL Hodgson	123,500	43,500	8,750	175,750	180,250	125,015
Total	1,321,500	539,000	211,250	2,071,750	2,112,250	1,678,781

NON-BINDING SHAREHOLDER VOTE ON REMUNERATION POLICY AND PRACTICE

The table below sets out the results of the votes on the director's remuneration policy, as well as the vote on the annual report on remuneration at the 2016, 2015 and 2104 annual general meetings.

	Vote for %	Votes against %	Abstained %
Remuneration policy			
4 May 2016	87.17	12.83	0.30
6 May 2015	84.98	15.02	7.15
14 May 2014	84.08	15.92	3.99
Remuneration of non-executive directors			
4 May 2016	91.24	8.76	0.12
6 May 2015	89.21	10.79	0.77
14 May 2014	85.90	14.10	3.10

WAGE GAP AND GINI CO-EFFICIENT

Senior management remuneration continues to be a sensitive topic. Scarce skills and talent retention remain a challenge and this is compounded by the need to remain globally competitive in countries where labour rates are generally cheaper. Balancing these two elements has become challenging, particularly given the global requirement to disclose senior management earnings and Remco's requirement that executive earnings are not out of line with those of their peers.

AngloGold Ashanti tracks the Gini co-efficient from a South African perspective to ensure that the income dispersion between high- and low-income earners is not outside market norms. The analysis is done by PwC as an independent third party. Based on January 2017 analysis, PwC concluded that AngloGold Ashanti had a slightly lower level of income dispersion than that of South African companies in general as well as a lower Gini co-efficient when compared with the South African mining industry, which is a positive outcome.



APPROVALS AND ASSURANCES

AngloGold Ashanti's annual reports for the 2016 financial year have been approved and assured as follows:

<IR> INTEGRATED REPORT 2016

The Integrated Report for the year ended 31 December 2016 was recommended by the Audit and Risk Committee for approval by the board, and was approved by the board of directors on 22 March 2017.

<AFS> ANNUAL FINANCIAL STATEMENTS 2016

The Annual Financial Statements for the year ended 31 December 2016 were approved by the board of directors on 22 March 2017. The financial statements were prepared by the corporate reporting staff of AngloGold Ashanti Limited, headed by Meroonisha Kerber, the group's Senior Vice President: Finance. This process was supervised by Christine Ramon, the group's Chief Financial Officer, and Srinivasan Venkatakrishnan, the group's Chief Executive Officer.

In accordance with the Companies Act, No. 71 of 2008, as amended, the Annual Financial Statements for AngloGold Ashanti Limited, for the year ended 31 December 2016, were audited by Ernst & Young Inc., the company's independent external auditors, whose unqualified audit report can be found in the <AFS>.

<R&R> MINERAL RESOURCE AND ORE RESERVE REPORT 2016

The Mineral Resource and Ore Reserve information as included in the Integrated Report was approved by the board of directors on 22 March 2017.

The chairman of the Mineral Resource and Ore Reserve Steering Committee is responsible for AngloGold Ashanti's Mineral Resource and Ore Reserve processes and systems and is satisfied that, as reported in the <R&R>, the Competent Persons have fulfilled their responsibilities.

<SDR> SUSTAINABLE DEVELOPMENT REPORT 2016

The <SDR> was approved by the board of directors on 22 March 2017. Independent combined reasonable and limited assurance of this report was provided by Ernst & Young Inc.





SECTION 6
SHAREHOLDER INFORMATION

In this section, we provide information relating to our shareholders and useful administrative details about the company.



Picture: Cerro Vanguardia, Argentina



SHAREHOLDER INFORMATION

AngloGold Ashanti Limited (Registration number 1944/017354/06) was incorporated in the Republic of South Africa in 1944 and operates under the South African Companies Act No. 71 of 2008, as amended, with a primary listing on the JSE in South Africa.

COMPANY HISTORY – IN BRIEF

AngloGold Limited was founded in June 1998 with the consolidation of the gold mining interests of Anglo American. The company, AngloGold Ashanti in its current form, was formed in April 2004 following the business combination of AngloGold Limited (AngloGold) with Ashanti Goldfields Company Limited (Ashanti).

STOCK EXCHANGE LISTINGS

AngloGold Ashanti is an independent gold producer with a diverse spread of shareholders comprising the world's largest financial institutions.

At the end of December 2016, AngloGold Ashanti had 408,223,760 ordinary shares in issue and a market capitalisation of $ 4,29bn (2015: $2.88bn). As at 22 March 2017, the date of this report, the market capitalisation was $4.53bn.

The primary listing of the company's ordinary shares is on the JSE in South Africa. Its ordinary shares are also listed on stock exchanges in New York (NYSE), in the form of American Depositary Shares (ADSs), in Australia, in the form of Clearing House Electronic Sub-register System (CHESS) Depositary Interests (CDIs) and in Ghana, in the form of Ghanaian Depositary Shares (GhDSs).

SHAREHOLDER DIARY

- Financial year end: 31 December
- Suite of 2016 annual reports published: 31 March 2017
- Annual general meeting: 16 May 2017

CHANGE OF DETAILS

Shareholders are reminded that the onus is on them to keep the company, through their nominated share registrars, apprised of any change in their postal address and personal particulars. Similarly, where shareholders receive dividend payments electronically (EFT), they should ensure that the banking details which the share registrars and/or CSDPs have on file are correct.

ANNUAL REPORTS

The 2016 suite of annual reports is available on the corporate reporting website, www.aga-reports.com.

SHAREHOLDINGS

The top 10 shareholders together own 43.47% of the shares in issue. There are three shareholders, each with a holding exceeding 5% of the total ordinary issued share capital. A comparison of the top 10 shareholders and their holdings is as follows:

The Bank of New York Mellon holds 176,085,993 shares, being a holding of 43% (2015: 198,617,090 shares, a holding of 49.01%), through various custodians in respect of AngloGold Ashanti's American Depositary Share Programme on the NYSE.

AS AT 31 DECEMBER 2016, THE TOP 10 SHAREHOLDERS IN ANGLOGOLD ASHANTI WERE:

Rank	Shareholder	No. of shares	% of issued share capital
1	BlackRock Inc	42,966,540	10.53
2	Public Investment Corporation	25,580,542	6.27
3	VanEck Global	24,485,374	6.00
4	Investec Group	19,090,074	4.68
5	Vanguard Group	13,930,513	3.41
6	Paulson & Co	12,782,400	3.13
7	Dimensional Fund Advisors	11,804,066	2.89
8	GIC	11,155,778	2.73
9	Old Mutual	8,799,883	2.16
10	Franklin Templeton Investments	6,802,127	1.67



SHAREHOLDER INFORMATION (CONTINUED)

SHAREHOLDER SPREAD AS AT 31 DECEMBER 2016:

Class of shareholder	Number of shares held	% of total shares in issue	Number of shareholders	% of total shareholders
Public shareholders	401,593,563	98.38	13,951	99.93
Non-public				
Directors	256,547	0.06	8	0.06
Strategic holdings (Government of Ghana)	6,373,650	1.56	1	0.01
Total	408,223,760	100.00	13,960	100.00

STOCK EXCHANGE DATA

	High (R or $/share)	Low (R or $/share)	Average (R or $/share)	Volume traded (000)	Ave monthly volume traded (000)
JSE					
2016	317.00	114.80	209.18	507,000	1,772
2015	144.92	73.76	113.12	384,307	32,027
NYSE					
2016	22.65	7.33	14.35	3,762	4,190
2015	12.99	5.68	8.95	950,850	79,238

Source: Bloomberg

DIVIDEND POLICY

Dividends are proposed by, and approved by the board of directors of AngloGold Ashanti, based on the company's financial performance. For the year ended 31 December 2016, the directors of AngloGold Ashanti declared a gross cash dividend per ordinary share of 130 South African cents (assuming an exchange rate of R13.10/$, the gross dividend payable per ADS is equivalent to 10 US cents). The dividend policy now provides for an annual dividend payment to be based on 10% of the free cash flow generated by the business for that financial year, before growth capital expenditure. The Board will exercise its discretion on an annual basis, taking into consideration the prevailing market conditions, balance sheet flexibility and future capital commitments of the group.

WITHHOLDING TAX

On 1 April 2012, the South African government imposed a withholding tax on dividends and other distributions payable to shareholders. The withholding tax rate has been increased from 15% to 20% with effect from 1 March 2017.

ANNUAL GENERAL MEETING

Shareholders on the South African register who have dematerialised their shares in the company (other than those shareholders whose shareholding is recorded in their own names in the sub-register maintained by their CSDP) and who wish to attend the annual general meeting to be held on 16 May 2017 in person, will need to request their CSDP or broker to provide them with the necessary letter of representation in terms of the custody agreement entered into between them and the CSDP or broker.

VOTING RIGHTS

The Companies Act provides that if voting is by a show of hands, any person present and entitled to exercise voting rights has one vote, irrespective of the number of voting rights that person would otherwise be entitled to. If voting is taken by way of poll, any shareholder who is present at the meeting, whether in person or by duly appointed proxy, shall have one vote for every share held.

There are no limitations on the right of non-South African shareholders to hold or exercise voting rights attaching to any shares of the company. CDI holders are not entitled to vote in person at meetings, but may vote by way of proxy.

Options granted in terms of the share incentive scheme do not carry rights to vote.



FORWARD-LOOKING STATEMENTS

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements. growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward looking statements

regarding AngloGold Ashanti's operations, economic performance and financial condition.

These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment

and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti's annual reports on Form 20-F filed with the United States Securities and Exchange Commission. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of

unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non- GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com.



ADMINISTRATION

ANGLOGOLD ASHANTI LIMITED

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

SHARE CODES:
ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE (Shares): AGA
GhSE (GhDS): AAD
JSE Sponsor: Deutsche Securities (SA) Proprietary Limited
Auditors: Ernst & Young Inc.

OFFICES:

Registered and Corporate
76 Rahima Moosa Street, Newtown 2001,
South Africa
(PO Box 62117, Marshalltown 2107,
South Africa)
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13,
St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4600
Fax: +61 8 9425 4650

Ghana
Gold House
1 Patrice Lumumba Road
(PO Box 2665)
Accra, Ghana
Telephone: +233 302 773400
Fax:+233 302 778155

DIRECTORS

Executive
S Venkatakrishnan (Chief Executive Officer) §*
KC Ramon (Chief Financial Officer) ^

Non-executive
SM Pityana (Chairman) ^
Prof LW Nkuhlu (Deputy Chairman) ^
AH Garner #
R Gasant ^
DL Hodgson ^
NP January-Bardill ^
MJ Kirkwood *
MDC Richter #
RJ Ruston ~

* *British* § *Indian* # *American*
~ *Australian* ^ *South African*

Officers
Executive Vice President – Legal, Commercial and Governance and Company Secretary:
ME Sanz Perez

INVESTOR RELATIONS CONTACTS:

Stewart Bailey
Telephone: +27 11 637 6031
Mobile: +27 81 032 2563
E-mail: sbailey@anglogoldashanti.com

Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 821 5322
E-mail: fmgidi@anglogoldashanti.com

Sabrina Brockman
Telephone: +1 646 880 4526
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashanti.com

GENERAL E-MAIL ENQUIRIES:
Investors@anglogoldashanti.com

ANGLOGOLD ASHANTI WEBSITE:
www.anglogoldashanti.com

COMPANY SECRETARIAL E-MAIL:
Companysecretary@anglogoldashanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SHARE REGISTRARS

SOUTH AFRICA
Computershare Investor Services (Proprietary) Limited
Rosebank Towers, 15 Biermann Avenue
Rosebank, 2196
(PO Box 61051, Marshalltown, 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
Email: Web.Queries@Computershare.co.za
Website: www.computershare.co.za

AUSTRALIA
Computershare Investor Services Pty Limited
Level 11, 172 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (in Australia)
Fax: +61 8 9323 2033

GHANA
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 229664
Fax: +233 302 229975

ADR DEPOSITARY
BNY Mellon (BoNY)
BNY Mellon Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866 244 4140 (Toll free in USA)
or +1 201 680 6825 (outside USA)
Email: shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com

GLOBAL BUYDIRECT℠
BoNY maintains a direct share purchase and dividend reinvestment plan for AngloGold Ashanti.
Telephone: +1-888-BNY-ADRS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 11, 2017

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance